Filed Pursuant to Rule 424(b)(4)

Registration No. 333-288743

Prospectus

2,610,000 Shares

Common Stock

This prospectus relates to the initial public offering of shares of common stock of Avidbank Holdings, Inc., a California corporation and the bank holding company for Avidbank, our principal subsidiary and a California state-chartered bank headquartered in San Jose, California.

We are offering 2,610,000 shares of our common stock, no par value per share. Prior to this offering, shares of our common stock were quoted on the Pink Open Market operated by the OTC Markets Group, Inc., or the Pink Market, under the symbol “AVBH.” On August 7, 2025, the last reported sales price for shares of our common stock as reported on the Pink Market was $22.25 per share. Our common stock has been approved for listing on the Nasdaq Global Select Market under the symbol “AVBH.”

The public offering price of our common stock is $23.00 per share.

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 and a “smaller reporting company,” as defined in Rule 12b-2 in the Exchange Act. As a result, we are subject to reduced public company disclosure standards. See the section entitled “Implications of Being an Emerging Growth Company and a Smaller Reporting Company” for more information.

Investing in our common stock involves risks. See the section entitled “Risk Factors,” beginning on page 24 to read about factors you should consider before investing in our common stock.

	Per Share	Total
Initial public offering price	$23.00	$60,030,000.00
Underwriting discount(1)	$1.5525	$4,052,025.00
Proceeds before expenses, to us	$21.4475	$55,427,975.00

(1)	The offering of our common stock will be conducted on a firm commitment underwritten basis. See the section entitled “Underwriting” for additional information regarding underwriting compensation.

The underwriters have an option to purchase up to an additional 391,500 shares of our common stock at the initial public offering price less the underwriting discount within 30 days of the date of this prospectus.

None of the United States Securities and Exchange Commission, any state securities commission, the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

These securities are not deposits, savings accounts or other obligations of any bank or savings association and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency and are subject to investment risks, including the possible loss of the entire amount you invest.

The underwriters expect to deliver the shares of our common stock to purchasers on or about August 11, 2025, subject to customary closing conditions.

Joint Bookrunners

Piper Sandler	Stephens Inc.

Lead Manager	Co-manager

D.A. Davidson & Co.	Janney Montgomery Scott

The date of this prospectus is August 7, 2025.

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ABOUT THIS PROSPECTUS

In this prospectus, “we,” “our,” “us,” or “the Company” refers to Avidbank Holdings, Inc., a California corporation, and our consolidated subsidiary, Avidbank, a California state-chartered bank, unless the context indicates that we refer only to the parent company, “Avidbank Holdings”. In this prospectus, the “Bank” refers to Avidbank, our banking subsidiary.

Neither we nor the underwriters have authorized anyone to provide you with different or additional information other than what is contained in this prospectus and in the registration statement of which this prospectus forms a part. Neither we nor the underwriters take responsibility for, or can provide any assurance as to the reliability of, any different or additional information that others may give you. If anyone provides you with different or inconsistent information, you should not rely on it.

We are not, and the underwriters are not, making an offer to sell our common stock in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of the delivery of this prospectus or any sale of our common stock. Our business, financial condition, results of operations and growth prospects may have changed since that date. Any references to our website herein are not intended to be active links and the information on, or that can be accessed through, our website is not, and you must not consider the information to be, a part of this prospectus or any other filings we make with the United States Securities and Exchange Commission, or the SEC.

You should not interpret the contents of this prospectus or any free writing prospectus to be legal, business, investment or tax advice. You should consult with your own advisors for that type of advice and consult with them about the legal, tax, business, financial and other issues that you should consider before investing in our common stock.

Our and the Bank’s logos and other trademarks referred to and included in this prospectus belong to us. Solely for convenience, we refer to our trademarks in this prospectus without the “®,” “℠” or the “™” symbols, but such references are not intended to indicate that we will not assert, to the fullest extent under applicable law, our rights to our trademarks. Other service marks, trademarks and trade names referred to in this prospectus, if any, are the property of their respective owners, although for presentation convenience we may not use the “®,” “℠” or the “™” symbols to identify such trademarks.

INDUSTRY AND MARKET DATA

This prospectus includes statistical and other industry and market data that we obtained from government reports and other third-party sources. Our internal data, estimates and forecasts are based on information obtained from government reports, trade and business organizations and other contacts in the markets in which we operate and our management’s understanding of industry conditions. In addition, estimates, forecasts and assumptions are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section entitled “Risk Factors” and elsewhere in this prospectus. Finally, forward-looking information obtained from these sources is subject to the same qualifications and the additional uncertainties regarding the other forward-looking statements in this prospectus.

IMPLICATIONS OF BEING AN EMERGING GROWTH COMPANY AND A SMALLER REPORTING COMPANY

We qualify as an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting requirements and is relieved of other significant requirements that are otherwise generally applicable to other public companies. Among other factors, as an emerging growth company:

●	we may present only two years of audited financial statements and discuss only our results of operations for two years in “Management’s Discussion and Analysis of Financial Condition and Results of Operations”;

●	we are exempt from the requirement to provide an opinion from our auditors on the design and operating effectiveness of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002, as amended, or the Sarbanes-Oxley Act;

●	we are permitted to provide less extensive disclosure regarding our executive compensation arrangements pursuant to the rules applicable to smaller reporting companies, which means we are not required to include a compensation discussion and analysis and other disclosure regarding our executive compensation in this prospectus; and

●	we are not required to hold nonbinding advisory votes on executive compensation or golden parachute arrangements.

We may take advantage of these provisions for up to five years unless we earlier cease to qualify as an emerging growth company. We would cease to be an emerging growth company upon the earliest of: (i) the last day of the fiscal year following the fifth anniversary of the date of this initial public offering; (ii) the last day of the fiscal year in which our annual gross revenues are $1.235 billion or more; (iii) the date on which we have during the previous three-year period, issued more than $1 billion in non-convertible debt securities; or (iv) the date on which we are deemed to be a “large accelerated filer” under the rules of the United States Securities and Exchange Commission (“SEC”). We have elected to adopt the reduced disclosure requirements described above regarding the number of periods for which we are providing audited financial statements and selected financial data, and our executive compensation arrangements for purposes of the registration statement of which this prospectus is a part. In addition, we expect to take advantage of the reduced reporting and other requirements under the JOBS Act with respect to the periodic reports we will file with the SEC and proxy statements that we use to solicit proxies from our shareholders. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you invest.

The JOBS Act exempts emerging growth companies from compliance with new or revised financial accounting standards until private companies (that is, those that have not had a registration statement declared effective under the Securities Act of 1933, as amended, or the Securities Act, or do not have a class of securities registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of this extended transition period and comply with the requirements that apply to non-emerging growth companies, but any such election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make our consolidated financial statements not comparable with those of a public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period because of the potential differences in accounting standards used. We cannot predict if investors will find our common stock less attractive as a result of our election to rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

We are also a smaller reporting company, as defined in the Exchange Act. Even after we no longer qualify as an emerging growth company, we may still qualify as a smaller reporting company, which would allow us to continue taking advantage of many of the same exemptions from disclosure requirements, including reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements. In addition, for so long as we continue to qualify as a non-accelerated filer, we will not be required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act.

PROSPECTUS SUMMARY

This summary highlights selected information contained in this prospectus. This summary does not contain all the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, including the sections entitled “Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our historical financial statements and the accompanying notes included in this prospectus before making an investment decision.

Company Overview

We are Avidbank Holdings, a bank holding company based in San Jose, California that operates through our wholly owned subsidiary, Avidbank, a California state-chartered bank. Founded in 2003, we are a full-service commercial bank dedicated to providing innovative banking solutions to a diverse client base, including small-to-medium sized businesses, technology companies, and individuals through robust portfolios of lending products, deposit services, and digital banking capabilities. We provide competitive deposit products and treasury management solutions with a high-touch, relationship-driven approach, guided by our commitment to being Responsive, Collaborative & Accountable—principles we embody in every client interaction. Our experienced management team focuses on loan growth while maintaining excellent credit quality, core deposit expansion, noninterest income growth and improving operational efficiency. We focus on corporate banking, commercial real estate, and real estate construction lending in the Bay Area (which we define as the counties of Alameda, Contra Costa, Marin, Monterey, Napa, San Francisco, San Mateo, Santa Clara, Santa Cruz, Solano, and Sonoma), while also maintaining a growing national presence in Venture Lending and Specialty Finance.

As of March 31, 2025, we had total assets of $2.3 billion, total loans of $1.8 billion, total deposits of $1.9 billion and total shareholders’ equity of $196.6 million. The local and national business focus of our five banking divisions is summarized below.

Avidbank Holdings is registered as a bank holding company under the Bank Holding Company Act of 1956, as amended. Avidbank Holdings was incorporated under the laws of the State of California in 2007 for the principal purpose of engaging in activities permitted for a bank holding company. As a bank holding company, Avidbank Holdings is authorized to engage in the activities permitted under the Bank Holding Company Act of 1956, as amended, and the regulations thereunder. Avidbank Holdings owns 100% of the issued and outstanding common shares of the Bank. Our deposit accounts are insured to the maximum extent permitted by applicable law.

As a bank holding company, we are subject to the supervision of the Board of Governors of the Federal Reserve System (the “Federal Reserve” or “FRB”). We are required to file with the FRB reports and other information regarding our business operations and the business operations of our subsidiaries. As a state-chartered commercial bank, the Bank is subject to primary supervision, periodic examination and regulation by the California Department of Financial Protection and Innovation (the “DFPI”) and by the Federal Deposit Insurance Corporation (the “FDIC”), as its primary federal bank regulator.

History and Mission

The Bank was organized in April 2003 under the name “The Private Bank of the Peninsula” by a group of long-time, Palo Alto-based entrepreneurs deeply invested in the community who envisioned a private business bank that would provide the kind of exceptional banking services they desired themselves. With the approval of the DFPI and the FDIC, the Bank commenced business on October 1, 2003. In 2007, we reorganized into a bank holding company structure, whereby the Bank became a subsidiary of Peninsula Bank Holding Co. As our business model and vision expanded, we recognized that our original name did not reflect the Bank’s broader aspirations to offer a diverse range of products and services to a wide array of individuals and businesses. Accordingly, The Private Bank of the Peninsula changed its name to Avidbank on April 1, 2011, and Peninsula Bank Holding Co. formally changed its name to Avidbank Holdings, Inc. on August 1, 2011. We moved our headquarters to San Jose in 2017 to improve our ability to attract and retain Bank employees.

2003
The Private Bank of the Peninsula was incorporated in Palo Alto, CA with initial capital of $18 million
2007
Peninsula Bank Holding Co. was organized to be the holding company for the bank
2008
Completed a $9 million private offering of common shares
2011
The bank changed its name to Avidbank and the holding company to Avidbank Holdings, Inc.
2012
Mark Mordell was named Chief Executive Officer
2013
Completed a $16 million private offering of common shares
2017
The bank moved its headquarters from Palo Alto to San Jose
2017
Completed a $20 million private offering of common shares
2019
Established the Venture Lending line of business
2019
Issued $22 million of subordinated notes
2022
Completed $28 million private offering of common shares
2023
Bolstered Treasury Management team
2003
2007
2008
2011
2012
2013
2017
2017
2019
2019
2022
2023

The Bank’s overall goal and mission is to continue to scale our Corporate Banking, Venture Lending, and Specialty Finance banking divisions, maintain measured growth in our Commercial Real Estate and Construction divisions, be opportunistic in hiring quality personnel, capitalize on market disruption throughout our operating markets, maintain a culture of elevated credit quality, and manage our balance sheet to maximize profitability without taking undue risk. We aim to consistently deliver value which exceeds our clients’ expectations.

Markets

The Bank operates with one branch located in San Jose, California and one loan production office in each of San Francisco, California and Redwood City, California. In addition, our Specialty Finance and Venture Lending divisions have bankers and customers located throughout the United States. We have banking relationships in 37 states with approximately 22% of our loan balances located outside of California as of March 31, 2025.

According to the U.S. Census data and reports from S&P Capital IQ Pro, median Household Income in the San Jose-Sunnyvale-Santa Clara Metropolitan Statistical Area (“MSA”) was approximately $157,000 as of March 31, 2025, compared to nationwide Median Household Income of approximately $79,000. Projected Household Income Growth for 2025-2030 was 9.8% for the San Jose-Sunnyvale-Santa Clara MSA, compared to 8.8% nationwide.

Financial Performance & Positioning

Throughout the Bank’s history, we believe we have delivered consistent and solid performance. Our broad-based commercial banking platform delivers innovative financial solutions across multiple verticals that drove historically strong growth in loans and deposits. From 2017 to 2022, we achieved asset growth with a compound annual growth rate (“CAGR”) of over 19%, supported by both strategic organic expansion and favorable market conditions.

In 2019, we entered the venture banking business, which provided a significant boost to deposit growth, as venture relationships traditionally generate higher deposit balances relative to loan demand. Excess deposits generated by our Venture Lending division are invested in our securities portfolio and used to fund loan growth in other divisions. Our Venture Lending division focuses on banking for early-stage, growth-stage and a small number of late-stage technology companies that have received funding primarily from venture capital funds. The technology companies typically have limited borrowing needs, which results in our average deposit levels in excess of loan balances. As these technology companies utilize cash, their corresponding deposit levels decrease until they receive another round of venture capital funding. The Federal Reserve actions in response to COVID-19 led to a surge in deposits across the banking industry, including the venture-backed companies in our Venture Lending division, further increasing our funding base in 2021.

During the first quarter of 2023, we faced significant challenges as several high-profile bank failures, including institutions headquartered in California, disrupted the banking industry and triggered market-wide deposit liquidity concerns. As a result, our deposit balances declined by 11.2% during the first quarter of 2023, leading to a decrease in profitability primarily from higher funding costs. The impact on profitability included our return on average assets decreasing from 1.61% in the fourth quarter of 2022 to 0.87% in the second quarter of 2023 and our net interest margin decreasing from 4.41% to 3.39% during this same time period. Our net interest margin in the second quarter of 2023 was negatively impacted primarily by the rapid increase in cost of interest-bearing deposits along with the replacement of deposits with higher cost borrowings. We quickly navigated these challenges by implementing strategic measures to fortify our balance sheet and maintain our clients’ confidence. These strategies included offering our clients expanded deposit insurance and expanding our treasury management team.

In response to market-wide depositor demands, we provided clients with expanded deposit insurance solutions with the use of reciprocal deposit networks, reducing our estimated uninsured deposit exposure from 85% at December 31, 2022 to 34% at December 31, 2023. Our focus on retaining existing deposit relationships along with taking advantage of the market disruption to add new relationships, resulted in an increase in total deposits of 14% in 2024.

A key initiative that started in 2023 was bolstering our treasury management team, which provided our bankers with additional resources to generate core deposit growth and expanded our suite of deposit offerings. We believe our successful response to these recent industry-wide deposit liquidity challenges underscores our ability to identify and execute on strategic opportunities that enhance funding stability.

In 2024, the outcome of these strategic management actions was a return to solid profitability, and a decrease in our loan-to-deposit ratio driven primarily by robust core deposit growth. We believe we are well-positioned to attract high-quality talent and continue to deliver sustained growth and profitability.

Highlights of Fundamental Performance

The tables below include financial measures that are not presented in accordance with accounting principles generally accepted in the United States, or GAAP. See section entitled “Non-GAAP Performance and Financial Measures Reconciliation” for more information.

Robust Balance Sheet Growth

Figure 1: Total Assets ($ in millions)	Figure 2: Total Loans ($ in millions)

Figure 3: Total Deposits ($ in millions)	Figure 4: Loan / Deposit Ratio (%)

Solid Profitability with Compelling Net Income Growth

Figure 5: Adjusted Earnings Per Share ($)	Figure 6: Adjusted Return on Average Assets (%)

Figure 7: Adjusted Return on Average Equity (%)	Figure 8: Net Interest Margin (%)

Figure 9: Tangible Book Value Per Share ($)	Figure 10: Efficiency Ratio (%)

Consistent & Diversified Loan Growth

Our consistent organic loan growth is originated by a high-quality team of knowledgeable bankers with deep sector expertise. This commitment to growth is reflected in a compound annual growth rate (“CAGR”) of 16% since 2017. From 2017 through 2022, prior to the 2023 banking disruptions, our CAGR was approximately 19%, reflecting the team’s ability to drive higher loan growth under stable market conditions.

We believe our loan portfolio is well-diversified, with the focus on commercial and industrial lending in our Corporate Banking, Venture Lending, and Specialty Finance divisions totaling 44% of total loans as of March 31, 2025. Our commercial real estate (“CRE”) portfolio spans owner-occupied and non-owner-occupied properties, as well as multifamily, and represents 42% of total loans, while construction lending represents 12% of total loans as of March 31, 2025. Our CRE owner-occupied portfolio consists primarily of properties owned by commercial customers in our Corporate Banking division. We believe this composition exhibits best-in-class yields, a diversified commercial loan portfolio across multiple industries and property types, and strong portfolio performance.

Loan Portfolio by Type

CRE Owner Occupied, 8%
Residential Real Estate, 2%
Construction & Land, 12%
Multifamily, 12%
Non-Owner Occupied, 22%
Venture & Fund Finance, 16%
Sponsor Finance, 12%
Asset-Based Lending, 6%
Invoice Financing, 2%
Other C&I, 8%
C&I
Total Loans at March 31, 2025:
$1.8B
Q1 2025
Loan Yield:
6.96%

Growing Foundation of Core Deposits

Growing deposits is one of the core strategies for the Bank, which has resulted in a CAGR of 17% since 2017 through December 31, 2024. Our deposit strategy prioritizes relationship-driven banking with tailored treasury management services primarily supporting small-to-medium-sized businesses. In addition to developing deposit relationships at loan origination, we expanded into specialized verticals, including professional firms, 1031 exchange providers, and escrow services, to enhance deposit diversification.

The following table represents our funding composition over the past several years.

To enhance deposit stability and client confidence, we leveraged reciprocal deposit networks, allowing customers to access full FDIC insurance on larger balances while keeping funds within our institution. This strategy not only mitigates risk but also supports liquidity management by diversifying funding sources. As of March 31, 2025, reciprocal deposits totaled $868.3 million, or 45% of total deposits, reducing our estimated uninsured deposit exposure from 85% at December 31, 2022 to 35% at March 31, 2025. We are subject to various fees associated with the placement and management of deposits within these networks.

Reciprocal deposits are deposits exchanged through various reciprocal deposit networks to increase deposit insurance coverage. They allow us to offer our clients access to additional FDIC insurance coverage while receiving back the full amount of the client’s deposit. These programs help us efficiently manage our balance sheet and liquidity position by accessing additional funding from other institutions while mitigating risk and complying with regulatory requirements. Participation in the networks also requires us to pay various fees associated with the placement and management of deposits within the network, which increase the cost of our interest-bearing deposits.

While we strategically use brokered deposits as an additional funding source, we have reduced reliance on these sources reflecting our commitment to strengthening our liquidity position. In addition, FDIC regulations impose a cap on reciprocal deposits that may be exempt from brokered deposits classification depending on a bank’s capitalization and rating status, including a general cap equal to 20% of the Bank’s total liabilities. As of March 31, 2025, $86.9 million of our total deposits plus an additional $447.8 million of our reciprocal deposits in excess of the regulatory cap were considered brokered deposits by the FDIC, for an aggregate of $534.7 million of brokered deposits as defined by FDIC regulations. A lower percentage of uninsured deposits has a positive impact on our liquidity position given it decreases the volatility of our deposit base due to the higher level of FDIC insurance coverage. The FDIC limits the ability of a bank to accept brokered deposits to those insured depository institutions that are “well capitalized”. Institutions that are less than “well capitalized” cannot accept, renew or roll over any brokered deposit unless they have applied for and been granted a waiver by the FDIC.

The following table presents the components of FDIC-classified brokered deposits as of the dates indicated:

	March 31, 2025	December 31, 2024
Interest-bearing reciprocal deposits in excess of 20% general cap	$447,757	$469,980
Brokered deposits	86,915	70,763
Total FDIC-Classified Brokered Deposits	$534,672	$540,743

As of March 31, 2025, our deposit portfolio is stratified across multiple business lines, with the Venture Lending, Corporate Banking, and Specialty Finance divisions accounting for 86% of our total deposits. Deposits in our Commercial Real Estate division, Construction division, 1031 exchange deposits, and brokered deposits (exclusive of reciprocal deposits classified as brokered deposits by the FDIC) account for the remaining 14% of our total deposits.

Deposit Composition by Customer Segment

Specialty Finance, 19%
Corporate Banking, 32%
Total Deposits at March 31, 2025:
$1.9B
Q1 2025 Deposit Cost:
2.76%
Venture Lending, 35%
CRE & Construction, 3%
Brokered & Other, 6%
1031 Exchange, 5%

Investment Securities Portfolio

As of March 31, 2025, the available-for-sale securities portfolio totaled $296.6 million with an unrealized loss of $65.6 million. The yield on the available-for-sale investment portfolio in the first quarter of 2025 was 2.40% with an effective duration of 6.2 years and average life of 7.6 years. The portfolio primarily consists of agency mortgage-backed securities and collateralized mortgage obligations, totaling 97% of the total portfolio. See section entitled “Use of Proceeds-Potential Repositioning of Our Available-for-Sale Securities Portfolio” for discussion on how we may potentially use the proceeds from this offering to reposition a substantial portion of such portfolio.

Disciplined Credit Culture and Strong Credit Quality

We believe our ability to maintain exceptional credit quality while achieving rapid organic growth is a key differentiator for the Bank. Our team has a proven track record of solid asset quality through various economic cycles. We adhere to a collaborative and proactive approach designed to selectively originate loans that are best suited for our clients’ needs and aim to minimize future loss exposure.

We maintain a disciplined underwriting approach with approval processes tied to loan size and risk rating. Credit approvals follow a structured hierarchy with smaller credits approved by individual credit officers and larger credits approved by management loan committees and the Board’s credit committee. We believe this structured approval process enables efficient execution for our clients, ensuring timely credit decisions while maintaining strong risk controls and proactively offering innovative financing solutions tailored to client needs.

Through our credit administration structure, we maintain a proactive loan monitoring process that regularly evaluates loan grading and monitoring systems. We conduct periodic internal reviews on problem loans at the division level and a twice-monthly special asset committee meeting to assess watch-rated (or worse) loans and implement risk-mitigation strategies. We engage a third-party loan review firm to conduct an evaluation of our loan portfolios twice annually. The third-party reviewing firm reviews more than 90% of the dollar balance of our loan portfolios annually.

In summary and as a testament to our disciplined approach of portfolio management, nonperforming loans accounted for only 0.07% of total loans as of March 31, 2025 and net charge-offs for as of March 31, 2025 represented only -0.01% of the average loan balances. The ratio of our loan loss reserves to nonperforming assets was 1,397% as of March 31, 2025. Our historical data on nonperforming assets and net charge-offs was as follows:

Figure 11: NPAs / Assets (%)	Figure 12: ACL / Loans and NCOs / Average Loans (%)

Our Competitive Strengths

We believe we differentiate ourselves through our deep expertise, tailored financial solutions and commitment to building lasting client relationships. With a focus on commercial banking, we offer specialized lending and treasury management services designed to meet the unique needs of businesses, entrepreneurs and private equity firms. Our team of experienced bankers provides high-touch service, ensuring swift decision-making and customized financial strategies. Particularly, our venture lending and specialty finance teams have built relationships with an extensive network of venture capital firms, institutional investors and private equity firms that invest in companies on a national basis. We believe we maintain strong domain expertise and deep relationships with these investors, who are a key referral source for our bankers to companies located across the country. Unlike larger institutions, we offer the agility and responsiveness that growing businesses require while maintaining the security and sophistication of a leading financial partner. Additionally, our strong presence in the Bay Area, combined with a national reach, allows us to serve clients with both regional insight and expansive capabilities.

Experienced Management Team

Our leadership team brings deep industry expertise and a strong network of business relationships across various sectors, driving growth and market expansion. Led by our Chairman and Chief Executive Officer, we believe our executive management team is composed of proven professionals with a track record of accelerating business development, enhancing client relationships and expanding market presence. With an average tenure of almost 10 years at the Bank and more than 20 years in commercial banking, we believe our executive team and division managers provide the insight and strategic vision that set us apart. Our division managers have a deep understanding of their respective markets and lending verticals, allowing us to identify opportunities and execute with precision. Our management is committed to identifying and developing talent within the organization, including mentoring, encouraging employees to pursue growth opportunities, and preparing successors to take on key leadership roles and executive positions in the Company and the Bank. For example, our current executive team includes individuals who joined us in non-managerial roles and have been promoted to leadership positions throughout the years.

Proven Organic Growth Capabilities

We have demonstrated a proven ability to drive organic growth, consistently expanding both our loan and deposit portfolios through strategic execution and strong client relationships. Over the past seven years, loans have grown an annual average growth rate of approximately 16% per year and deposits have grown an annual average growth rate of approximately 17% per year, diversified across multiple commercial business lines. We manage our deposit base with stability in mind, with estimated uninsured deposits representing 35% of total deposits as of March 31, 2025 as compared to 85% of total deposits at December 31, 2022. We believe our deposit growth reflects the confidence our clients place in us.

Diversified Business with Expertise in Niche Business Lines

The Bank’s diversified loan portfolio is strategically structured to support growth while effectively managing risk across various sectors. As of March 31, 2025, 70% of total loans are from our Bay Area customers, while the remaining loans are primarily from our national business lines, namely our Specialty Finance and Venture Lending divisions. Based on the location of customers for commercial borrowers and the location of collateral for real estate loans, 78% of our total loans are based in California with the remainder dispersed nationally. We believe this geographic and sector diversification not only strengthens our ability to navigate market fluctuations, but also allows for risk management flexibility within our five banking divisions.

Each division operates with its own specialized focus, contributing to a broader and more balanced approach to lending. We believe the organizational structure of these divisions enables seamless credit migration when necessary, ensuring the best possible outcomes for both clients and the Bank. Managing multiple divisions under one roof enables us to pivot quickly and move credit across business lines, optimizing our ability to address clients’ evolving needs while mitigating concentration risk. We intend for this approach to enhance both the stability of our portfolio and our capacity to provide tailored solutions to a wide range of clients, creating additional opportunities for growth.

Within our commercial real estate (CRE) segment, as of March 31, 2025, non-owner occupied CRE loans include a mix of office (8%), hotel/motel (4%), retail (4%), industrial (3%), warehouse (1%), and other properties (2%), totaling $405.8 million, or 22% of the overall portfolio. The non-owner occupied office loans have an average balance of just $2.8 million. This well-rounded mix helps further balance risks across different asset classes.

Scalable Business Model and Expense Management

We have a strong foundation of technology and infrastructure that supports our commercial clients. We offer our clients internet and mobile banking services, advanced digital banking, remote deposit capture, and a suite of online treasury management tools.

Our investments in technology include the nCino loan origination system, a scalable platform that facilitates loan underwriting and approvals, as well as a document repository to support an efficient loan portfolio. Additionally, we utilize the Q2 online and mobile banking platform, which offers a comprehensive suite of treasury management services including Automated Clearing House (ACH), domestic and international wire transfers, positive pay, remote deposit capture, credit cards, bill pay, electronic statements and mobile capture. This robust, scalable infrastructure is designed to meet the needs of all client types while maintaining efficiency across operations.

Our existing technology investments and corporate infrastructure have provided us with a scalable operating platform that enables future growth without the need for significant additional investments in the short term. As we continue to enhance our technological capabilities, these investments will empower employees, engage clients and expand our digital service offerings.

We intend to selectively incorporate artificial intelligence (“AI”) to enhance employee efficiency by automating routine tasks and streamlining workflows. AI-driven solutions will enable our teams to focus more on high-value tasks and client interactions, driving productivity and improving overall operational efficiency. Through these advancements, we are committed to enhancing employee performance and empowering our workforce to deliver even greater value to our clients. As an initial step, we currently use a software product with AI technology to enhance our fraud detection capabilities for our customers’ banking activity. We have also selectively employed AI technologies to assist in drafting standardized documents and communications, and to search information on the internet. We believe our current implementation of such AI technologies can assist us to proactively monitor our customer’s activity, respond to suspicious behavior, help prevent losses, and enhance efficiency in work processes.

Strategic Focus

We aim to drive sustainable organic growth by leveraging our established platform, capitalizing on market disruption, and adapting to an evolving banking landscape. Our strategic goals include:

●	Focusing on delivering an excellent customer experience by building strong client relationships, personalized service, and competitive offerings and products.

●	Maintaining strong credit quality and culture.

●	Continuing to scale our Corporate Banking, Venture Lending and Specialty Finance divisions by hiring new bankers opportunistically, while maintaining measured growth in our Commercial Real Estate and Construction divisions.

●	Expanding our deposit base through a balanced mix of commercial relationships, treasury management services, and specialized deposit products, improving liquidity and increasing noninterest income;

●	Continuing to deliver consistently strong organic loan growth.

●	Periodically evaluating our available-for-sale securities portfolio for repositioning strategies that would improve profitability and potentially reduce our reliance on noncore funding.

●	Enhancing our disciplined cost management culture and improving the efficiency of our bank operations.

●	Focusing on a culture that enhances employee engagement, satisfaction, and productivity.

Our Banking Divisions

The Bank is a full-service commercial bank with a focus in the Bay Area (which we define as the counties of Alameda, Contra Costa, Marin, Monterey, Napa, San Francisco, San Mateo, Santa Clara, Santa Cruz, Solano and Sonoma) through our Corporate Banking, Commercial Real Estate, and Construction Lending divisions, and expanded reach both in the Bay Area and nationally through our Venture Lending and Specialty Finance divisions. In addition to providing products and services, the Bank emphasizes long-standing client relationships and tailors its products and services to meet the unique needs of its customers. Each loan is sourced and placed in a specific division based on product type and source of repayment.

The Bank’s commercial and industrial lending takes place in three divisions: Corporate Banking, Venture Lending, and Specialty Finance. Each of these divisions caters to different borrower profiles based on our initial loan origination assessment, which are defined as follows. Generally, Corporate Banking clients generate positive cash flow but have no institutional investors, whereas Venture Lending clients are backed by institutional investors but have negative cash flow, and Sponsor Finance clients within the Specialty Finance division are backed by institutional investors generate positive cash flow, and the use of proceeds is to help facilitate an acquisition. In addition to Sponsor Finance, the Specialty Finance division also offers Asset-Based Lending and Accounts Receivable Factoring/Finance products. Because the latter two products include more stringent funding controls, occasionally after the loans are successfully originated, clients have been transitioned from other divisions into these products as a risk management tool.

More detail on our five banking divisions is as follows:

Corporate Banking Division

The Corporate Banking division specializes in delivering customized Commercial & Industrial lending solutions to small to mid-sized privately held businesses across a wide range of industries in the Bay Area. These loans are primarily used for funding operations, expansions, acquisitions and owner-occupied real estate loan acquisitions or refinances. Borrowers typically demonstrate consistent historical profitability, low balance sheet leverage and high liquidity. Every loan is personally guaranteed by the primary business owner(s). Our primary source of repayment is cash flow generated by the business, which is typically bolstered by personal guarantees. Loan terms range from 12 months for short-term working capital needs to 10 years for long-term real estate holdings. The loans typically have sizes of up to $20 million. The Bank’s client relationships include the borrower’s banking business in addition to the business of its owner(s) and often one or more affiliated entities.

To a significantly lesser extent, the Bank also offers home equity lines of credit and consumer loans in our Corporate Banking, Commercial Real Estate, and Construction Lending divisions. Home equity lines of credit are loans made with a residence serving as collateral and may have a variety of reasons for the borrowing including providing funding to a business or paying for large personal expenditures. Consumer loans are primarily extended to individuals that may be unsecured or secured by collateral other than real estate. The unsecured loans are generally revolving personal lines of credit to established clients. As of March 31, 2025, our Corporate Banking deposits and loans totaled approximately $609 million and approximately $396 million, respectively.

Commercial Real Estate Division

This division is focused on term financing for commercial, multi-family and mixed-use properties throughout the Bay Area. Our team of local lenders provides financing for commercial real estate purchases and refinances, leveraging deep market expertise to structure loans that align with borrower needs and their investment objectives. The loans typically have sizes of up to $20 million, and include acquisition and bridge to long term/permanent commercial real estate financing. Our commercial real estate loans are typically secured by multifamily, office, industrial, retail or other commercial properties. Our commercial real estate loans generally have amortization terms of 15 to 25 years with adjustable interest rates. As of March 31, 2025, our commercial real estate deposits and loans totaled approximately $41 million and approximately $507 million, respectively.

Construction Lending Division

The Construction Lending division specializes in financing the construction of high-end residential properties for experienced local developers and homeowners throughout the Bay Area. With deep roots in the community and long-standing relationships with local developers, our team brings extensive skill and knowledge of the region’s development landscape. We offer financing across all stages of development, including land acquisition, pre-development and construction for residential and commercial projects. These loans are designed to support both individual and commercial development projects and normally have sizes of up to $18 million. The maximum loan-to-value ratio is generally 70% of the lesser of the appraised value or the purchase price of the property, which ratio is subject to increase over the term of the loan if there are significant cost overruns or a decrease in the value of the property. As of March 31, 2025, our Construction Lending deposits and loans totaled approximately $22 million and approximately $272 million, respectively.

Venture Lending Division

Started in 2019, our Venture Lending division provides banking services to a broad spectrum of venture-backed technology companies and directly to venture capital and private equity firms. With team members positioned in key innovation hubs nationwide, we support emerging technology companies across the country that have secured equity capital from institutional investors, including venture capital and private equity firms. The banking needs of these clients are such that Venture Lending clients commonly generate balances of deposits well in excess of their borrowing needs.

Our targeted venture-backed technology clients are primarily companies that have received at least one round of funding from institutional investors and operate in industries such as software, information technology, fintech, telecommunications and digital healthcare. These technology companies normally have strong revenue growth with negative operating cash flows and no record of profitability while typically relying on future rounds of investor funding as our primary source of repayment. Loan sizes are typically up to $20 million. As of March 31, 2025, our Venture Lending deposits and loans totaled approximately $685 million and approximately $292 million, respectively, with 75% of deposits tied to existing lending relationships.

Specialty Finance Division

Specialty Finance is made up of three teams providing unique credit solutions: Sponsor Finance Lending, Asset Based Lending and Accounts Receivable Factoring/Finance.

Sponsor Finance Lending provides traditional private equity and search fund backed acquisition financing to lower-middle market businesses across the United States, with loan typically sized up to $20 million. Our portfolio spans a diverse range of industries, including software, healthcare, managed services, industrial services, staffing, manufacturing, behavioral health, media, retail, and education. Our primary source of repayment is cash flow generated from the business. With over a decade of experience, we have cultivated strong relationships with institutional funds and search fund sponsors.

Asset-Based Lending provides tailored financing solutions to businesses across the United States secured by assets such as accounts receivable and inventory. Loan sizes are typically up to $20 million. Our target customers typically represent manufacturing, wholesaling and technology companies. Our primary source of repayment is collections from such collaterals (i.e., accounts receivable and inventory sales), and these loans have more stringent controls including a Lockbox and/or Bancontrol account than the accounts receivable based lines provided to Venture Lending or Sponsor Finance clients, which clients generally have stronger balance sheets and/or generate positive cash flow. We endeavor to work with a diverse set of clients in order to avoid industry concentration risk in our Asset-Based Lending portfolio.

Accounts Receivable Factoring/Finance provides invoice finance solutions to a variety of businesses nationally. Loan sizes are typically up to $10 million. Our primary source of repayment is collections from account debtors. This group has a diversified industry focus representing manufacturing, wholesaling and technology companies.

As of March 31, 2025, Specialty Finance deposits and loans totaled approximately $364 million and approximately $367 million, respectively.

Treasury Management Services

Our Treasury Management team plays a critical role in working with our bankers to grow deposits and noninterest income by leveraging client relationships. A key initiative that started in 2023 was bolstering this team with the addition of our Executive Vice President of Treasury Management Services and key treasury management sales and support hires. The expanded treasury management team is responsible for deposit growth and pricing, treasury product management, and non-interest income growth though services charges, credit cards, foreign exchange, and trade finance. This team shifted the treasury management team’s focus from operational support to proactive outreach, providing our bankers with additional resources to generate core deposit growth and expanding our suite of deposit offerings. Additionally, the team is developing new deposit initiatives, including 1031 exchange deposits. These deposits, held through qualified intermediaries, totaled approximately $91.4 million as of March 31, 2025.

The Bank offers a competitive suite of treasury management services to enable clients to best support their cash management requirements, including online and mobile banking, bill payments, ACH, domestic and international wires, remote deposit capture, positive pay, ZBA accounts and sweeps. In addition, the Bank offers clients access to business and commercial credit cards, foreign exchange services, merchant services, lockbox and trade finance, inclusive of standby and commercial letters of credit.

Highlights

●	Assets. Total assets were $2.3 billion as of March 31, 2025, as compared with $2.3 billion as of December 31, 2024, $2.2 billion as of December 31, 2023 and $2.1 billion as of December 31, 2022.

●	Loans. Total loans, net of deferred loan fees, were $1.8 billion as of March 31, 2025, as compared with $1.9 billion as of December 31, 2024, $1.7 billion as of December 31, 2023 and $1.6 billion as of December 31, 2022.

●	Deposits. Total deposits were $1.9 billion as of March 31, 2025, as compared with $1.9 billion as of December 31, 2024, $1.7 billion as of December 31, 2023 and $1.8 billion as of December 31, 2022.

●	Shareholders’ Equity. Total shareholders’ equity was $196.6 million as of March 31, 2025, as compared with $186.4 million as of December 31, 2024, $165.3 million as of December 31, 2023 and $137.5 million as of December 31, 2022.

●	Net Income. Total net income was $5.4 million for the three months ended March 31, 2025, as compared with $5.2 million for the three months ended March 31, 2024. Total net income was $21.0 million for the year ended December 31, 2024 as compared with $16.8 million for the year ended December 31, 2023 and $25.0 million for the year ended December 31, 2022.

●	Net interest margin. Net interest margin was 3.52% for the three months ended March 31, 2025, as compared with 3.54% for the three months ended March 31, 2024. Net interest margin was 3.44% for the twelve months ended December 31, 2024, as compared with 3.53% for the twelve months ended December 31, 2023 and 3.78% for the twelve months ended December 31, 2022.

●	Earnings per share. Earnings per share (diluted) was $0.71 for the three months ended March 31, 2025 as compared with $0.69 for the three months ended March 31, 2024. Earnings per share (diluted) was $2.76 for the twelve months ended December 31, 2024 as compared with $2.24 for the twelve months ended December 31, 2023 and $3.60 for the twelve months ended December 31, 2022.

Recent Developments

Our unaudited consolidated financial statements as of and for the three and six months ended June 30, 2025 are not yet available. The following preliminary unaudited consolidated financial information regarding our performance and financial condition as of and for the three and six months ended June 30, 2025 is based solely on management’s estimates reflecting preliminary financial information, and remains subject to additional procedures and our consideration of subsequent events, particularly as they relate to material estimates and assumptions used in preparing management’s estimates, which we expect to complete following this offering. These additional procedures could result in material changes to the preliminary financial information set forth below. Our unaudited consolidated financial statements as of and for the three and six months ended June 30, 2025, may differ materially from our estimates and interim balances indicated below. The following consolidated financial data as of and for the three months ended March 31, 2025, is derived from our consolidated financial statements, which are included elsewhere in this prospectus.

The preliminary information set forth below is not a complete presentation of our financial results for the three and six months ended June 30, 2025. The following estimates constitute forward-looking statements and are subject to risks and uncertainties, including those described in the sections entitled “Risk Factors” and       . “Cautionary Note Regarding Forward-Looking Statements.” The following preliminary financial information should be read together with the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes to those financial statements that are included elsewhere in this prospectus. There are material limitations with making preliminary estimates of our financial results as of and for the three and six months ended June 30, 2025 prior to the completion of our and our auditors’ financial review procedures for such periods. These limitations include that our independent registered public accounting firm, Crowe LLP, has not audited, reviewed, compiled or applied agreed-upon procedures with respect to the preliminary financial information, and as such, does not express an opinion, or any assurance, with respect to this preliminary financial information.

Selected Financial Highlights for the Three and Six Months Ended June 30, 2025

●	Assets. Total assets were $2.39 billion as of June 30, 2025, compared to $2.32 billion at March 31, 2025.

●	Cash and Cash Equivalents. Cash and cash equivalents were $129.9 million as of June 30, 2025, compared to $125.0 million at March 31, 2025.

●	Loans. Total loans, net of deferred fees, were $1.91 billion as of June 30, 2025, representing a $70.5 million, or 15% annualized increase, from $1.84 billion at March 31, 2025.

●	Securities. Available-for-sale securities were $292.8 million as of June 30, 2025, compared to $296.6 million as of March 31, 2025. The net unrealized loss on the available for sale securities portfolio total $63.4 million as of June 30, 2025 compared to a net unrealized loss of $65.6 million as of March 31, 2025.

●	Allowance for Credit Losses. The allowance for credit losses on loans was $19.6 million at June 30, 2025, compared to $18.7 million at March 31, 2025. The allowance for credit losses on loans as a percent of total loans was 1.03% at June 30, 2025, versus 1.02% at March 31, 2025. The allowance for credit losses on loans and unfunded commitments as a percent of total loans was 1.15% at June 30, 2025, compared to 1.14% at March 31, 2025.

●	Deposits. Total deposits were $2.00 billion as of June 30, 2025, representing a $73.3 million, or 15% annualized increase, from $1.93 billion at March 31, 2025. Brokered deposits (including reciprocal brokered deposits) totaled $520.4 million at June 30, 2025, down $14.3 million, or 3%, from $534.7 million at March 31, 2025. Non-reciprocal brokered deposits totaled $25.0 million at June 30, 2025, down $61.9 million from $86.9 million at March 31, 2025.

●	Stockholders’ Equity. Total stockholders’ equity was $204.4 million as of June 30, 2025, compared to $196.6 million as of March 31, 2025. Book value per common share increased to $25.80 at June 30, 2025 from $24.85 at March 31, 2025. Common shares outstanding were 7,923,946 and 7,912,184 as of June 30, 2025 and March 31, 2025, respectively.

●	Net Income. The Company’s net income was $5.8 million, or $0.75 per diluted share, for the second quarter of 2025, compared to $5.4 million, or $0.71 per diluted share, for the first quarter of 2025. The increase in net income for the second quarter of 2025 was primarily due to increased interest income earned on increased average loan balances, partially offset by an increase in the provision for credit losses.

●	Net Interest Income. Net interest income was $20.3 million for the three months ended June 30, 2025, an increase of $938,000, or 19% annualized, compared to $19.4 million for the three months ended March 31, 2025.

●	Net Interest Margin. Net interest margin was 3.60% for the three months ended June 30, 2025, compared to 3.52% for the three months ended March 31, 2025.

●	Provision for Credit Losses. Provision for credit losses on loans and unfunded commitments was $925,000 for the three months ended June 30, 2025, compared to $0 for the three months ended March 31, 2025. The overall increase in the provision was primarily related to the growth in the loan portfolio.

●	Noninterest Income. Noninterest income was $1.5 million for the three months ended June 30, 2025, an increase of $367,000, compared to $1.2 million for the three months ended March 31, 2025.

●	Noninterest Expense. Noninterest expense was $12.6 million for the three months ended June 30, 2025, a decrease of $233,000, compared to $12.8 million for the three months ended March 31, 2025.

●	Income Taxes. The provision for income taxes was $2.5 million for the three months ended June 30, 2025, compared to $2.2 million for three months ended March 31, 2025.

●	Return on Average Assets (“ROAA”). The Company’s ROAA was 1.00% for the three months ended June 30, 2025, compared to 0.96% for the three months ended March 31, 2025.

●	Return on Average Equity (“ROAE”). The Company’s ROAE was 11.59% for the three months ended June 30, 2025, compared to 11.49% for the three months ended March 31, 2025.

●	Nonperforming Assets. Nonperforming assets to total assets totaled 0.06% as of June 30, 2025, unchanged from March 31, 2025.

●	Net Charge-offs. Annualized net charge-offs to average loans totaled (0.01)% year-to-date 2025.

Corporate Information

Our principal executive office is located at 1732 North First Street, 6th Floor, San Jose, California 95112 and our telephone number is (408) 200-7390. We maintain a website at www.avidbank.com. This reference to our website is included for the convenience of investors only and our website and the information contained therein or limited thereto is not incorporated into this prospectus or the registration statement of which it forms a part.

THE OFFERING

The following summary of the offering contains basic information about the offering and our common stock and is not intended to be complete. It does not contain all the information that may be important to you. For a more complete description of our common stock, see the section entitled “Description of Capital Stock.”

Issuer	Avidbank Holdings, Inc.

Common Stock Offered	2,610,000 shares (or 3,001,500 shares including the underwriters’ option to purchase additional shares).

Shares Outstanding After the Offering	10,522,184 shares (or 10,913,684 shares if the underwriters’ option to purchase additional shares is exercised in full).

Price Per Share	The initial public offering price per share of our common stock is $23.00.

Use of Proceeds

Based on the initial public offering price of $23.00 per share, we estimate that the net proceeds to us from this offering, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us, will be approximately $53.8 million, or approximately $62.2 million if the underwriters’ option to purchase additional shares is exercised in full.

We intend to use a substantial amount of the net proceeds to us from this offering to increase the capital of the Bank to support our organic growth strategies, including expanding our overall market share and our lending activities, strengthening our regulatory capital, the potential optimization of the balance sheet which may include repositioning of a substantial portion of our available-for-sale securities portfolio, and for working capital and other general corporate purposes.

Our management will have broad discretion in the application of the net proceeds from this offering to us, and investors will be relying on the judgment of our management regarding the application of the proceeds. See the section entitled “Use of Proceeds” for further information.

Dividend Policy	The declaration of all future dividends, if any, will be at the discretion of our board of directors and will depend on many factors, including the financial condition, earnings and liquidity requirements applicable to us and the Bank, regulatory constraints and any other factors that our board of directors deems relevant in making such a determination. Our ability to pay dividends is subject to restrictions under applicable banking laws and regulations. In addition, dividends from the Bank are the principal source of funds for the payment of dividends on our stock. The Bank is subject to certain restrictions under corporate and banking laws and regulations that may limit its ability to pay dividends to us. Therefore, there can be no assurance that we will pay any dividends to holders of our common stock, or as to the amount of any such dividends.

Exchange Listing	Our common stock has been approved for listing on the Nasdaq Global Select Market under the symbol “AVBH.”

Directed Share Program	At our request, the underwriters have reserved up to 5% of the shares of our common stock offered by this prospectus for sale, at the initial public offering price, to our directors, officers, principal shareholders, employees, business associates and related persons who have expressed an interest in purchasing our common stock in this offering. We will offer these shares to the extent permitted under applicable regulations in the United States through a directed share program. See the section entitled “Underwriting—Directed Share Program.”

Risk Factors

Investing in our common stock involves risks. See the sections entitled “Risk Factors,” “Summary of Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” for a discussion of factors that you should carefully consider before making an investment decision.

Unless otherwise noted, references in this prospectus to the number of shares of our common stock outstanding after this offering are based on 7,912,184 shares of our common stock issued and outstanding as of March 31, 2025. Except as otherwise indicated, the information in this prospectus:

●	includes unvested portions of stock awards granted to certain of our directors, executive officers and employees;

●	excludes 129,788 shares of our common stock reserved for issuance under the Avidbank Holdings 2022 Equity Incentive Plan, as amended;

●	assumes no exercise of the underwriters’ option to purchase additional shares of our common stock;

●	does not attribute to any director, officer, principal shareholder or related person any purchases of shares of our common stock in this offering, including through the directed share program described in the section entitled “Underwriting — Directed Share Program.”

SUMMARY OF HISTORICAL CONSOLIDATED FINANCIAL DATA OF THE COMPANY

The following table sets forth summary historical consolidated financial data for the Company as of the dates and for the periods shown. The summary balance sheet data as of March 31, 2025 and 2024 and the summary income statement data for the three month period ended March 31, 2025 and 2024 have been derived from our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus. The summary balance sheet data as of December 31, 2024 and 2023 and the summary income statement data for the years then ended have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary balance sheet data as of December 31, 2022, 2021 and 2020 and the summary income statement data for the years then ended is derived from our audited financial statements not included in this prospectus. Our results of operations for any period are not necessarily indicative of the results to be expected in any future period.

The summary historical consolidated financial data presented below should be read in conjunction with sections titled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus. The summary of historical consolidated financial data in this section are not intended to replace the consolidated financial statements and are qualified in their entirety by our consolidated financial statements and related notes included elsewhere in this prospectus. The historical financial information presented below contains financial measures that are not presented in accordance with accounting principles generally accepted in the United States, or GAAP, and which have not been audited. See the section entitled “Non-GAAP Performance and Financial Measures Reconciliation.”

	(Unaudited) As of or for the Three Months Ended March 31,		As of or for the Years Ended December 31,
(in thousands, except share and per share data)	2025	2024	2024	2023	2022	2021	2020
INCOME STATEMENT
Net interest income	$19,352	$18,885	$75,222	$73,559	$74,446	$51,301	$45,138
Provision for credit losses	-	319	4,096	3,042	3,510	3,572	1,702
Total noninterest income	1,171	1,283	6,010	(2,652)	4,303	5,041	2,438
Total noninterest expense	12,842	12,427	47,333	43,893	40,790	35,616	33,167
Income before income taxes	7,681	7,422	29,803	23,972	34,449	17,154	12,707
Provision for income taxes	2,245	2,176	8,788	7,171	9,426	4,890	3,080
Net income	$5,436	$5,246	$21,015	$16,801	$25,023	$12,264	$9,627

INCOME HIGHLIGHTS
Net income	$5,436	$5,246	$21,015	$16,801	$25,023	$12,264	$9,627
Loss on sale of securities, net of tax	-	-	-	4,483	295	-	-
Severance, net of income tax	-	-	-	233	-	-	-
BOLI surrender tax expense	-	-	-	478	-	-	-
Adjusted net income (non-GAAP)(2)	$5,436	$5,246	$21,015	$21,995	$25,318	$12,264	$9,627

PER SHARE DATA
Basic earnings per share	$0.73	$0.71	$2.83	$2.29	$3.68	$2.08	$1.64
Diluted earnings per share	0.71	0.69	2.76	2.24	3.60	2.02	1.61
Adjusted diluted earnings per share (non-GAAP)(2)	0.71	0.69	2.76	2.94	3.64	2.02	1.61
Book value per share	24.85	21.41	23.57	21.27	17.99	21.91	20.74

PERFORMANCE MEASURES
Return on average assets(1)	0.96%	0.95%	0.93%	0.77%	1.21%	0.72%	0.72%
Adjusted return on average assets (non-GAAP)(1)(2)	0.96%	0.95%	0.93%	1.01%	1.22%	0.72%	0.72%
Return on average equity(1)	11.49%	12.64%	11.98%	11.20%	18.42%	9.18%	7.86%
Adjusted return on average equity (non-GAAP)(1)(2)	11.49%	12.64%	11.98%	14.66%	18.64%	9.18%	7.86%
Net interest margin	3.52%	3.54%	3.44%	3.53%	3.78%	3.12%	3.53%
Efficiency ratio	62.57%	61.62%	58.27%	61.90%	51.80%	63.21%	69.71%
Average loans to average deposits	98.55%	101.85%	100.10%	95.75%	70.12%	68.68%	84.95%

CAPITAL
Tier 1 leverage ratio	10.39%	9.88%	10.35%	9.77%	9.46%	6.89%	8.67%
Common equity tier 1 capital ratio	11.10%	10.03%	10.59%	9.88%	9.82%	8.90%	10.35%
Tier 1 risk-based capital ratio	11.10%	10.03%	10.59%	9.88%	9.82%	8.90%	10.35%
Total risk-based capital ratio	12.86%	12.01%	12.30%	11.86%	11.76%	11.11%	13.15%
Tangible common equity ratio	8.48%	7.40%	8.09%	7.41%	6.45%	6.34%	8.94%

SHARES OUTSTANDING
Number of common shares outstanding	7,912,184	7,803,900	7,906,761	7,770,439	7,645,428	6,256,682	6,168,313
Average common shares outstanding - basic	7,488,051	7,386,639	7,426,096	7,323,172	6,801,330	5,890,216	5,859,547
Average common shares outstanding - diluted	7,682,884	7,551,406	7,604,442	7,490,779	6,952,758	6,062,482	5,967,780

ASSET QUALITY
Allowance for credit losses - loans and unfunded commitments to total loans	1.14%	1.21%	1.12%	1.22%	1.09%	1.10%	1.30%
Nonperforming assets to total assets	0.06%	0.06%	0.06%	0.06%	0.67%	0.15%	0.25%
Nonperforming loans to total loans	0.07%	0.08%	0.07%	0.08%	0.92%	0.27%	0.36%
Net charge-offs to average loans(1)	-0.01%	0.00%	0.24%	0.01%	0.01%	0.29%	0.04%

AVERAGE BALANCES(3)
Loans, net of deferred loan fees	$1,858,716	$1,756,770	$1,797,626	$1,621,283	$1,321,177	$1,052,779	$982,747
Investment securities	296,422	319,440	311,662	382,108	472,371	222,204	49,734
Total assets	2,289,935	2,222,778	2,252,814	2,173,969	2,072,989	1,713,888	1,331,510
Deposits	1,885,993	1,724,845	1,795,904	1,693,195	1,884,233	1,532,883	1,156,871
Shareholders’ equity	191,891	166,907	175,348	150,045	135,841	133,646	122,510

PERIOD END BALANCES
Loans, net of deferred loan fees	$1,841,187	$1,783,024	$1,864,942	$1,740,647	$1,554,222	$1,223,344	$993,483
Investment securities	296,617	314,793	296,556	325,320	444,664	380,170	163,631
Net unrealized (loss) gain on available-for-sale securities	(65,588)	(74,060)	(72,599)	(68,753)	(83,269)	(6,580)	926
Total assets	2,319,922	2,256,511	2,304,488	2,230,836	2,133,268	2,162,478	1,430,626
Deposits	1,929,488	1,757,858	1,891,355	1,654,329	1,823,235	1,979,410	1,253,754
Shareholders’ equity	196,619	167,084	186,362	165,312	137,538	137,100	127,924

(1)	Annualized for Q1 2025.
(2)	A Non-GAAP performance measure. We provide detailed reconciliations in the “Non-GAAP Performance and Financial Measures Reconciliation” table.
(3)	Average balances are computed using daily average balances.

NON-GAAP PERFORMANCE AND FINANCIAL MEASURES RECONCILIATION

This prospectus contains certain non-GAAP (Generally Accepted Accounting Principles) financial measures in addition to results presented in accordance with GAAP. Adjusted net income, adjusted diluted earnings per share and adjusted return on average assets are non-GAAP financial measures. Each of the foregoing non-GAAP measures have been adjusted to exclude the impact of losses on sales of investment securities, expenses related to severance and expenses related to surrender of bank-owned life insurance.

Management has presented these non-GAAP financial measures because we believe that these measures provide useful information to management and investors that is supplementary to our financial condition, results of operations and cash flows computed in accordance with GAAP. Management believes that adjusted net income, adjusted diluted earnings per share, adjusted return on average assets and adjusted return on average equity are reasonable measures to understand the Company’s core operating performance and are important to many investors in the marketplace who are interested in understanding our profitability prospects from our core operations.

Specifically, the following reconciling adjustments from GAAP or reported financial measures to non-GAAP adjusted financial measures are limited to:

(i).	loss on sales of investment securities related to our investment portfolio, net of income tax, of an aggregate of $4.49 million in the first and fourth quarter of 2023 and $295,000 in the fourth quarter of 2022;

(ii).	expense related to severance, net of income tax, of $233,000 in the fourth quarter of 2023; and

(iii).	expense related to surrender of bank-owned life insurance of $478,000 in the fourth quarter of 2023.

However, we acknowledge that our non-GAAP financial measures have a number of limitations. As such, you should not view these disclosures as a substitute for results determined in accordance with GAAP, and they are not necessarily comparable to non-GAAP financial measures that other banking companies use. Other banking companies may use names similar to those we use for the non-GAAP financial measures we disclose, but may calculate them differently. You should understand how we and other companies each calculate their non-GAAP financial measures when making comparisons. The income tax effect was calculated using the Company’s effective tax rates for their respective periods.

	(Unaudited)
	As of or for the		As of or for the
	Three Months Ended		Years Ended
	March 31,		December 31,
(in thousands, except share and per share data)	2025	2024	2024	2023	2022	2021	2020
Non-GAAP adjusted net income reconciliation
Net income - GAAP	$5,436	$5,246	$21,015	$16,801	$25,023	$12,264	$9,627
Loss on sale of securities, net of income tax	-	-	-	4,483	295	-	-
Severance, net of income tax	-	-	-	233	-	-	-
BOLI surrender tax expense	-	-	-	478	-	-	-
Adjusted net income (non-GAAP)	$5,436	$5,246	$21,015	$21,995	$25,318	$12,264	$9,627

Non-GAAP adjusted diluted earnings per share reconciliation
Diluted earnings per share - GAAP	$0.71	$0.69	$2.76	$2.24	$3.60	$2.02	$1.61
Loss on sale of securities, net of income tax	-	-	-	0.60	0.04	-	-
Severance, net of income tax	-	-	-	0.03	-	-	-
BOLI surrender tax expense	-	-	-	0.06	-	-	-
Adjusted diluted earnings per share (non-GAAP)	$0.71	$0.69	$2.76	$2.94	$3.64	$2.02	$1.61

Non-GAAP adjusted return on average assets reconciliation
Net income - GAAP	$5,436	$5,246	$21,015	$16,801	$25,023	$12,264	$9,627
Average total assets	2,289,935	2,222,778	2,252,814	2,173,969	2,072,989	1,713,888	1,331,510
Return on average assets - GAAP	0.96%	0.95%	0.93%	0.77%	1.21%	0.72%	0.72%

Adjusted net income (non-GAAP)	$5,436	$5,246	$21,015	$21,995	$25,318	$12,264	$9,627
Average total assets	2,289,935	2,222,778	2,252,814	2,173,969	2,072,989	1,713,888	1,331,510
Adjusted return on average assets (non-GAAP)	0.96%	0.95%	0.93%	1.01%	1.22%	0.72%	0.72%

Non-GAAP adjusted return on average equity reconciliation
Net income - GAAP	$5,436	$5,246	$21,015	$16,801	$25,023	$12,264	$9,627
Average total equity	191,891	166,907	175,348	150,045	135,841	133,646	122,510
Return on average equity - GAAP	11.49%	12.64%	11.98%	11.20%	18.42%	9.18%	7.86%

Adjusted net income (non-GAAP)	$5,436	$5,246	$21,015	$21,995	$25,318	$12,264	$9,627
Average total equity	191,891	166,907	175,348	150,045	135,841	133,646	122,510
Adjusted return on average equity (non-GAAP)	11.49%	12.64%	11.98%	14.66%	18.64%	9.18%	7.86%

SUMMARY OF RISK FACTORS

This offering involves various risks, and the following is a summary of some of these risks. You should carefully read and consider the matters discussed in the section entitled “Risk Factors” for a more thorough description of these and other risks.

●	Our business and operations are concentrated in California generally, and the Bay Area in particular, and we are more sensitive than our more geographically diversified competitors to adverse changes in the local economy.

●	Economic and political uncertainties, including, changes in the market for public equity offerings, M&A, a slowdown in private equity or venture capital investment levels, or government policy changes have affected and may continue to affect the needs of our borrowers for our lending products. Since our clients’ borrowing needs may be unpredictable, we may not be able to meet our unfunded credit commitments, or adequately reserve for losses associated with our unfunded credit commitments.

●	Because of the credit profile of a portion of our loan portfolio, our levels of nonperforming assets and charge-offs can be volatile. If we need to make material provisions for credit losses in any period, it could reduce net income and/or increase net losses in that period.

●	We participate in reciprocal deposit networks to provide additional FDIC deposit insurance coverage to support our clients and to efficiently manage our balance sheet and liquidity position, which exposes us to risks and if the Bank is not “well capitalized” for regulatory purposes, our ability to participate in reciprocal deposit networks could be limited.

●	The financial services industry and broader economy may be subject to new or changing government policy, legislation and regulation.

●	We operate in a highly competitive market and face increasing competition from a variety of traditional and new financial services providers and rapid technological changes in the financial services industry.

●	Our business is significantly dependent on the real estate markets in which we operate, as a significant percentage of our loan portfolio is secured by real estate. A lack of a liquid secondary market for real estate mortgage loans and mortgage-backed securities could negatively affect our business. We may also be forced to foreclose on the collateral and own the underlying real estate, subjecting us to various risks, including but not limited to, cost of foreclosure, consumer protection initiatives, environmental risks.

●	Our commercial and industrial loans are often dependent on the cash flows of the borrower, which may be unpredictable, and the collateral securing these loans may fluctuate in value.

●	We may not be able to maintain a strong core deposit base or other low-cost funding sources.

●	Liquidity risk could impair our ability to fund our operations and meet our obligations as they become due.

●	Our largest deposit relationships represent a material percentage of our total deposits. The withdrawal of funds by one or more of these significant depositors could require us to rely on more expensive and less stable funding sources. Similarly, our largest loan relationships constitute a material percentage of our total loan portfolio, and any credit issues associated with these loans could have a negative impact on our financial condition and results of operations.

●	Our industry is highly regulated, and the regulatory framework, together with any future legislative or regulatory changes, may have a materially adverse effect on our operations.

●	We are subject to stringent capital requirements, monetary policies and regulations of the Federal Reserve which could have an adverse effect on our business, financial condition and results of operations.

●	We are subject to laws regarding the privacy, information security and protection of personal information and any violation of these laws or another incident involving personal, confidential, or proprietary information of individuals, including, among others, system failures, cybersecurity breaches of our network security, or wrongful use of artificial intelligence, could damage our reputation and otherwise adversely affect our business.

●	We are a bank holding company and are dependent upon the Bank for cash flow, and the Bank’s ability to make cash distributions is restricted.

●	The net proceeds of the offering may be used for a balance sheet repositioning of our available-for-sale securities portfolio which will result in a pre-tax loss.

●	California law and the provisions of our articles of incorporation and amended and restated bylaws may have an anti-takeover effect, and there are substantial regulatory limitations on changes of control of bank holding companies.

●	We may not pay dividends on our common stock in the future and our ability to pay dividends is subject to certain restrictions.

●	An investment in our common stock is not an insured deposit.

RISK FACTORS

An investment in our common stock involves a significant degree of risk. The material risks and uncertainties that management believes affect us are described below. Before you decide to invest in our common stock, you should carefully read and consider the risk factors described below as well as the other information included in this prospectus, including our consolidated financial statements and the related notes included elsewhere in this prospectus. Any of these risks, if they are realized, could have an adverse effect on our business, financial condition and results of operations, and consequently, the value of our common stock. In any such case, you could lose all or a portion of your original investment. Further, additional risks and uncertainties not currently known to us or that we currently believe to be immaterial may also adversely affect us. This prospectus also contains forward-looking statements that involve risks and uncertainties. See the section entitled “Cautionary Note Regarding Forward-Looking Statements.”

Risks Related to Our Business

Our business and operations are concentrated in California generally, and the Bay Area in particular, and we are more sensitive than our more geographically diversified competitors to adverse changes in the local economy.

We primarily serve businesses and individuals located in the Bay Area of California (which we define as the counties of Alameda, Contra Costa, Marin, Monterey, Napa, San Francisco, San Mateo, Santa Clara, Santa Cruz, Solano and Sonoma). As a result, we are exposed to risks associated with lack of geographic diversification. As of March 31, 2025, 70% of our loan portfolio was located in the Bay Area and 78% of our loan portfolio was located in California, based on the location of customers for commercial borrowers and based on the location of collateral for real estate loans. Our business is directly impacted by factors such as economic, political and market conditions, broad trends in industry and finance, legislative and regulatory changes, changes in government monetary and fiscal policies and inflation, all of which are beyond our control. Any deterioration in economic conditions, whether caused by national or local concerns, in particular any economic slowdown in California generally, and in the Bay Area in particular, could result in the following consequences, any of which could adversely affect the value of our assets, revenues, results of operations and financial condition: loan delinquencies may increase; problem assets and foreclosures may increase; demand for our products and services may decrease; low cost or noninterest-bearing deposits may decrease; and collateral for loans made by us, especially real estate, may decline in value, in turn reducing customers’ borrowing power, and reducing the value of assets and collateral associated with our existing loans.

Our success significantly depends upon the growth in investments, jobs, income levels, deposits, and occupancy rates in our markets. If the communities in which we operate do not grow or if prevailing economic conditions locally or nationally are unfavorable, our business may not succeed. An economic downturn or prolonged recession would likely result in deterioration of the quality of our loan portfolio and reduce our level of deposits, which in turn would hurt our business. If we experience an economic downturn or a prolonged economic recession occurs in the economy as a whole, borrowers will be less likely to repay their loans as scheduled. Moreover, in many cases the value of the real estate or other collateral that secures many of our loans would be adversely affected by an economic downtown or a prolonged economic recession. Unlike many larger institutions, we are not able to spread the risks of unfavorable local economic conditions across a large number of diversified economies. An economic downturn could, therefore, result in losses that adversely affect our business, financial condition and results of operations.

Our commercial real estate loan portfolio could be impacted by a decline in the Bay Area commercial real estate market.

As of March 31, 2025, 96% of our commercial real estate loan portfolio was located within the Bay Area. While the Bay Area historically had a strong, robust real estate market, it has experienced significant disruption due to shifting work patterns still resulting from the Covid-19 pandemic along with the overall high cost of real estate ownership in the area. The San Francisco office market recovery, in particular, has been slower than other parts of the country with office vacancy rates of approximately 30% as of March 31, 2025, as return to office policies have been implemented slowly. Additionally, workforce reductions within the technology sector and declining demand from the life sciences industry have further impacted demand for office space in the Bay Area. Continued weakness in the Bay Area commercial real estate market could negatively affect our financial condition and results of operations through deterioration in the quality of our commercial real estate portfolio and reduced demand for many of our banking products and services.

The small to medium-sized businesses to which we lend may have fewer resources to weather adverse business developments, which may impair a borrower’s ability to repay a loan.

We target our business development and marketing strategy primarily to serve the banking and financial services needs of small to medium-sized businesses. These businesses generally have fewer financial resources in terms of capital or borrowing capacity than larger entities, frequently have smaller market shares than their competition, may be more vulnerable to economic downturns, often need substantial additional capital to expand or compete, and may experience substantial volatility in operating results, any of which may impair their ability as a borrower to repay a loan. In addition, the success of small and medium-sized businesses often depends on the management skills, talents and efforts of one or two people or a small group of people, and the death, disability or resignation of one or more of these people could have an adverse impact on the business and its ability to repay its loan. If general economic conditions negatively impact the markets in which we operate or any of our borrowers otherwise are affected by adverse business developments, our small to medium-sized borrowers may be disproportionately affected and their ability to repay outstanding loans may be negatively affected, resulting in an adverse effect on our business, financial condition and results of operations.

Our business is significantly dependent on the real estate markets in which we operate, as a significant percentage of our loan portfolio is secured by real estate.

As of March 31, 2025, approximately 54% of our loan portfolio was comprised of owner and non-owner occupied construction, land & development and commercial real estate loans, with substantially all of these real estate loans concentrated in California. Real property values in our market may be different from real property values in other markets or in the United States as a whole and may be affected by a variety of factors outside of our control and the control of our borrowers, including national and local economic conditions, generally. Declines in real estate values, including prices for homes and commercial properties, could result in a deterioration of the credit quality of our borrowers, an increase in the number of loan delinquencies, defaults and charge-offs, and reduced demand for our products and services, generally. Our commercial real estate loans may have a greater risk of loss than residential mortgage loans, in part because these loans are generally larger or more complex to underwrite. In addition, real estate construction and acquisition and development loans have risks not present in other types of loans, including risks associated with construction cost overruns, project completion risk, general contractor credit risk and risks associated with the ultimate sale or use of the completed construction. In addition, declines in real property values in California could reduce the value of any collateral we realize following a default on these loans and could adversely affect our ability to continue to grow our loan portfolio consistent with our underwriting standards. We may have to foreclose on real estate assets if borrowers default on their loans, in which case we are required to record the related asset to the then fair market value of the collateral, which may ultimately result in a loss. An increase in the level of nonperforming assets increases our risk profile and may affect the capital levels regulators believe are appropriate in light of the ensuing risk profile. Our failure to effectively mitigate these risks could have an adverse effect on our business, financial condition and results of operations.

Because of the credit profile of a portion of our loan portfolio, our levels of nonperforming assets and charge-offs can be volatile. If we need to make material provisions for credit losses in any period, it could reduce net income and/or increase net losses in that period.

A portion of our loan portfolio has a credit profile different from that of many other banking companies. The credit profile of our clients varies across our loan portfolio, based on the nature of the lending we do for different market segments. Our Venture Lending division generally makes loans to companies with modest or negative cash flows and no established record of profitable operations. Repayment of these loans is generally dependent upon receipt by borrowers of additional equity financing from venture firms or others, or in some cases, a successful sale to a third party, public offering or other form of liquidity event. If there is an overall decline in venture capital financing activity, as well as mergers and acquisitions and initial public offerings, which are activities on which venture firms rely to “exit” investments to realize returns, the financial health of some of our client companies may deteriorate. Venture firms may continue to provide financing in a more selective manner, at lower levels, and/or on less favorable terms, any of which may have an adverse effect on our borrowers that are otherwise dependent on such financing to repay their loans to us. Because of the intense competition and rapid technological change that characterizes the companies in certain industry sectors, a borrower’s financial position can deteriorate rapidly.

Through our fund finance loans, many of our clients have lines of credit, the repayment of which is dependent on the payment of capital calls or management fees by the underlying limited partner investors in the funds managed by these firms. These limited partner investors may face liquidity issues or have difficulties meeting their financial commitments, especially during unstable economic times, which may lead to our clients’ inability to meet their repayment obligations to us.

Based on the credit profile of a portion of our loan portfolio, our level of nonperforming loans, loan charge-offs and allowance for credit losses can be volatile and can vary materially from period to period. Although our average nonperforming loans and loan charge-offs have been relatively low historically, due to the credit profile of a portion of our loan portfolio and the nature of our borrowers, we can potentially have quarterly or interim periods where nonperforming loans and charge-offs significantly exceed our historical averages. Increases in our level of nonperforming loans or loan charge-offs may require us to increase our provision for credit losses on loans in any period, which could reduce our net income or cause net losses in that period. Additionally, such increases in our level of nonperforming loans or loan charge-offs may also have an adverse effect on our capital ratios, financial condition, results of operations and market perceptions of us.

Changes in the market for public equity offerings, M&A or a slowdown in private equity or venture capital investment levels have affected and may continue to affect the needs of our borrowers for our lending products.

Our Venture Lending division and Specialty Finance division provide commercial loans to start-up, growth stage, and lower middle market companies which are supported by private equity and venture capital investors. While an active market for public equity offerings, financings and M&A activity generally has positive implications for our business, one negative consequence is that some of these commercial borrowers may pay off or reduce their loans with us if they complete a public equity offering, are acquired by or merge with another entity or otherwise receive a significant equity investment.

Further, a slowdown in overall private equity or venture capital investment levels may reduce the need for our borrowers to utilize our fund finance lending products, including borrowing from our capital call lines of credit, which are typically utilized by our private equity and venture capital fund clients to make investments prior to receipt of capital called from their respective limited partners. Any significant reduction in the outstanding amounts of our loans or under our lines of credit could have an adverse effect on our business, financial condition and results of operations.

The borrowing needs of our clients may be unpredictable, especially during a challenging economic environment. We may not be able to meet our unfunded credit commitments, or adequately reserve for losses associated with our unfunded credit commitments, which could have an adverse effect on our business, financial condition, results of operations and reputation.

A commitment to extend credit is a formal agreement to lend funds to a client as long as there is no violation of any condition established under the agreement. The actual borrowing needs of our clients under these credit commitments have historically been lower than the contractual amount of the commitments. A significant portion of these commitments expire without being drawn upon. Because of the credit profile of our clients we serve primarily through our Venture Lending, Corporate Banking and Construction divisions, we typically have a substantial amount of total unfunded credit commitments, which are not reflected on our balance sheet. Actual borrowing needs of our clients may exceed our expected funding requirements, especially during a challenging economic environment when our client companies may be more dependent on our credit commitments due to the lack of available credit elsewhere, the increasing costs of credit, or the limited availability of financings from venture firms. In addition, limited partner investors of our venture capital clients may fail to meet their underlying investment commitments due to liquidity or other financing issues, which may increase our clients’ borrowing needs. Any failure to meet our unfunded credit commitments in accordance with the actual borrowing needs of our clients may have an adverse effect on our business, financial condition, results of operations and reputation.

Additionally, we establish a reserve for losses associated with our unfunded credit commitments. The level of the reserve for unfunded credit commitments is determined by following a methodology similar to that used to establish our allowance for credit losses in our funded loan portfolio. The reserve is based on credit commitments outstanding, credit quality of the loan commitments, and management’s estimates and judgment, and is susceptible to significant changes. There can be no assurance that our reserve for unfunded credit commitments will be adequate to provide for actual losses associated with our unfunded credit commitments. An increase in the reserve for unfunded credit commitments in any period would result in a charge to our earnings, which would reduce our net income or increase net losses in that period.

We are subject to interest rate risk, which could adversely affect our profitability.

Our profitability, like that of most financial institutions of our type, depends largely on our net interest income, the difference between interest income on interest-earning assets, such as loans and investment securities, and interest expense on interest-bearing liabilities, such as deposits and borrowings. Changes in interest rates can increase or decrease our net interest income, because different types of assets and liabilities may react differently, and at different times, to market interest rate changes.

Interest rates are highly sensitive to many factors that are beyond our control, including general economic conditions and policies of various governmental and regulatory agencies and, in particular, the Board of Governors of the Federal Reserve System (the “Federal Reserve” or “FRB”). Changes in monetary policy, including changes in interest rates, could influence not only the interest we receive on loans and securities and the interest we pay on deposits and borrowings, but such changes could affect our ability to originate loans and obtain deposits, the fair value of our financial assets and liabilities, and the average duration of our assets and liabilities. Our interest sensitivity profile was asset sensitive as of March 31, 2025. If the interest rates paid on deposits and other borrowings increase at a faster rate than the interest rates received on loans and other investments, our net interest income, and therefore earnings, could be adversely affected. Earnings could also be adversely affected if the interest rates received on loans and other investments fall more quickly than the interest rates paid on deposits and other borrowings. Any substantial, unexpected or prolonged change in market interest rates could have an adverse effect on our business, financial condition and results of operations.

In addition, an increase in interest rates could also have a negative impact on our results of operations by reducing the demand for loans, decreasing the ability of borrowers to repay their current loan obligations, and increasing early withdrawals on term deposits. These circumstances could not only result in increased loan defaults, foreclosures and charge-offs, but also reduce collateral values and necessitate further increases to the allowance for credit losses, which could have an adverse effect on our business, financial condition and results of operations. While the Federal Reserve has recently lowered the target range for the federal funds rate, it has also indicated that it will assess incoming data, evolving outlook and balance of risks in making any future decisions regarding the federal funds rate. Changes to the target range are inherently unpredictable. A decrease in the general level of interest rates, may affect us through, among other things, increased prepayments on our loan portfolio, and our cost of funds may not fall as quickly as yields on earning assets. Our asset-liability management strategy may not be effective in mitigating exposure to the risks related to changes in market interest rates.

Increases in interest rates have in the past resulted in, and could in the future result in, unrealized losses on our investment securities portfolio.

We invest a portion of assets in investment securities. As of March 31, 2025, we held approximately 13% of our assets in an investment securities portfolio containing primarily of agency mortgage-backed securities and agency collateralized mortgage obligations that are sensitive to changes in interest rates. Interest rate increases have resulted in, and could in the future result in, unrealized losses in our investment securities portfolio, as increases in interest rates ordinarily decrease the estimated fair value of fixed income securities and result in decreased unrealized gains or increased unrealized losses on fixed income securities. We recognize the accumulated change in estimated fair value of these fixed income securities in net income when we realize a gain or loss upon the sale of the security. As of March 31, 2025, our net unrealized losses on securities available for sale totaled $65.6 million or $46.4 million net of tax, which collectively equaled 19% of our Tier 1 capital. If we determined to sell all or a material portion of our investment securities portfolio, we may recognize significant losses that would adversely affect our business, financial condition or results of operations and reduce our regulatory capital ratios. See section entitled “Use of Proceeds-Potential Repositioning of Our Available-for-Sale Securities Portfolio” for discussion on how we may potentially use the proceeds from this offering to reposition a substantial portion of such portfolio.

GAAP requires that we carry our available-for-sale debt securities at fair value on our consolidated balance sheets. Unrealized gains or losses on these debt securities, reflecting the difference between the fair value and the amortized cost, net of its tax effect, are reported as a component of shareholders’ equity. In certain instances, GAAP requires recognition through earnings of declines in the fair value of securities that are deemed to be other than temporarily impaired. If our debt securities decline in fair value and other than temporary impairments of these assets results, we would be required to recognize a loss which could materially reduce our net income and capital levels.

We participate in reciprocal deposit networks to provide additional FDIC deposit insurance coverage to support our clients and to efficiently manage our balance sheet and liquidity position, which exposes us to risks that may adversely affect our business, financial condition or results of operations.

Reciprocal deposits are deposits exchanged through various reciprocal deposit networks to increase deposit insurance coverage. They allow us to offer our clients access to additional FDIC insurance coverage while receiving back the full amount of the client’s deposit. These programs help us efficiently manage our balance sheet and liquidity position by accessing additional funding from other institutions while mitigating risk and complying with regulatory requirements. Further, under FDIC regulations, qualifying reciprocal deposits of over 20% of the liabilities of the Bank may be classified as brokered deposits. As of March 31, 2025, we had $868.3 million of reciprocal deposits, or 45% of our total deposit portfolio, of which $447.8 million are classified as brokered deposits pursuant to FDIC regulations, as well as an additional $86.9 million of other brokered deposits resulting in the Bank having an aggregate of $534.7 million of brokered deposits.

We are subject to various fees associated with the placement and management of deposits within the networks, which increase our interest-bearing deposits and overall cost of funds, and could lower our net interest margin. If for any reason, we or our clients were no longer able to participate in these reciprocal deposit networks we may experience deposit withdrawals, lose access to deposits funding sources, and have to find alternative sources of borrowing, which could adversely affect our liquidity and capital. Further, our ability to provide our clients with deposit placement services in these networks depends on the participation of other banks within the networks, and any issues affecting these banks, including concerns related to participating banks’ financial stability, could disrupt our ability to provide these services to our clients.

Participation in the networks is also subject to certain terms and conditions, which include limitations on the amount of each participating client’s deposits that may be placed at other banks within the network, on the maximum amount of deposits that a bank may place at other banks as reciprocal deposits, and limitations on a bank’s ability to receive reciprocal deposits if the Bank is not “well capitalized” under the applicable federal banking regulations. The FDIC limits the ability of a bank to accept brokered deposits to those insured depository institutions that are “well capitalized.” Institutions that are less than “well capitalized” cannot accept, renew or roll over any brokered deposit unless they have applied for and been granted a waiver by the FDIC. Any of these conditions could limit our ability to participate in the networks, potentially preventing us from achieving the intended benefits and thus adversely affect our business, financial condition or results of operations.

The financial services industry and broader economy may be subject to new or changing government policy, legislation and regulation.

Our success depends, to a certain extent, upon local, national and global economic and political conditions, as well as governmental monetary, trade and interest rate policies. Conditions such as an economic recession, rising unemployment, the effects of tariffs, trade wars, inflationary prices and other factors beyond our control may adversely affect our asset quality, deposit levels, loan demand, demand for our products and services and the ability to manage costs associated with employees and vendors. The occurrence of any of the foregoing events could have an adverse effect on our business, financial condition or results of operations.

If the Bank is not “well capitalized” for regulatory purposes, our ability to participate in reciprocal deposit networks could be limited.

The FDIC limits the ability of a bank to accept brokered deposits to those insured depository institutions that are “well capitalized”. Institutions that are less than “well capitalized” cannot accept, renew or roll over any brokered deposit unless they have applied for and been granted a waiver by the FDIC. As of March 31, 2025, the Bank had an aggregate of $534.7 million of deposit liabilities categorized as brokered deposits. FDIC regulations impose a cap on reciprocal deposits that may be exempt from being classified as brokered deposits depending on a bank’s capitalization and rating status, including a general cap equal to 20% of the Bank’s total liabilities. As a result, as of March 31, 2025, $447.8 million of our total reciprocal deposits were considered brokered deposits by the FDIC and are included within the aggregate of $534.7 million of brokered deposits. Accordingly, if the Bank became less than “well capitalized” for regulatory purposes, our ability to participate in any reciprocal deposit network (or otherwise accept other brokered deposits) could be limited which could adversely affect our liquidity, business, financial condition or results of operations.

We operate in a highly competitive market and face increasing competition from a variety of traditional and new financial services providers.

We have many competitors. Our principal competitors are commercial and community banks, credit unions, savings and loan associations, venture debt lenders and consumer finance companies, including large national financial institutions that operate in our market. Many of these competitors are larger than us, have significantly more resources, greater brand recognition and more extensive and established branch networks or geographic footprints than we do, and may be able to attract customers more effectively than we can. Because of their scale, many of these competitors can be more aggressive than we can on loan and deposit pricing, and may better afford and make broader use of media advertising, support services and electronic technology than we do. Also, many of our non-bank competitors have fewer regulatory constraints and may have lower cost structures. We compete with these other financial institutions both in attracting deposits and making loans. We expect competition to continue to increase as a result of legislative, regulatory and technological changes, the continuing trend of consolidation in the financial services industry and the emergence of alternative banking sources. Our profitability in large part depends upon our continued ability to compete successfully with traditional and new financial services providers, some of which maintain a physical presence in our market and others of which maintain only a virtual presence. Increased competition could require us to increase the rates we pay on deposits or lower the rates that we offer on loans, which could reduce our profitability.

Additionally, like many of our competitors, we rely on customer deposits as our primary source of funding for our lending activities, and we continue to seek and compete for customer deposits to maintain this funding base. Our future growth will largely depend on our ability to retain and grow our deposit base. As of March 31, 2025, we had $1.9 billion in deposits and a loan to deposit ratio of 95%. As of the same date, using deposit account related information such as tax identification numbers, account vesting and account size, we estimate that 35% of our deposits exceeded the insurance limits established by the FDIC. Although we have historically maintained a high deposit customer retention rate, these deposits are subject to potentially dramatic fluctuations in availability or price due to certain factors outside of our control, such as increasing competitive pressures for deposits, changes in interest rates and returns on other investment classes, customer perceptions of our financial health and general reputation, or a loss of confidence by customers in us or the banking sector generally, which could result in significant outflows of deposits within short periods of time or significant changes in pricing necessary to maintain current customer deposits or attract additional deposits. Additionally, any such loss of funds could result in lower loan originations, which could have an adverse effect on our business, financial condition and results of operations. Our failure to compete effectively in our market could restrain our growth or cause us to lose market share, which could have an adverse effect on our business, financial condition and results of operations.

The deposit concentration in our Venture Lending Division may expose us to heightened liquidity risk.

Our Venture Lending division provides banking services to a broad spectrum of venture-backed technology companies. The banking needs of these clients are such that Venture Lending clients commonly generate balances of deposits in excess of their borrowing needs. These clients tend to maintain larger deposit balances, which can be volatile since the clients are primarily early-to late-stage startup companies that rely on future rounds of funding and have negative operating cash flow.

At March 31, 2025, we had approximately $685 million in Venture Lending deposits. Approximately 25% of these deposits are provided by clients who hold deposit accounts with us without a corresponding lending or credit relationship. These deposit-only clients, particularly those with large balances, may be more inclined to withdraw funds quickly in response to market stress or perceived concerns about our financial stability, as they may lack broader, long-term ties to the Bank.

Should we experience a loss of depositor confidence with these clients, whether due to broader market disruptions, idiosyncratic events affecting our financial condition, or negative perceptions related to our venture-focused strategy, we may face deposit outflows. This could require us to rely on more expensive or less stable sources of liquidity, such as wholesale funding or the sale of investment securities, which could adversely affect our financial condition, results of operations, and reputation.

Failure to keep up with the rapid technological changes in the financial services industry could have an adverse effect on our competitive position and profitability.

Rapid technological changes are regularly occurring in the financial services industry, with frequent introductions of new technology-driven products and services. The effective use of technology increases efficiency and enables financial institutions to better serve customers and reduce costs. Our future success will depend, in part, upon our ability to address the needs of our customers by using technology to provide products and services that will satisfy customer demands for convenience, as well as to create additional efficiencies in our operations. Many of our competitors have substantially greater resources to invest in technological improvements than we have. We may not be able to implement new technology-driven products and services effectively or be successful in marketing these products and services to our customers. Failure to keep pace successfully with technological change affecting the financial services industry could harm our ability to compete effectively and could have an adverse effect on our business, financial condition and results of operations. As these technologies improve in the future, we may be required to make significant capital expenditures in order to remain competitive, which may increase our overall expenses and have an adverse effect on our business, financial condition and results of operations.

We are dependent on the use of data and modeling in both our management’s decision-making generally and in meeting regulatory expectations in particular.

The use of statistical and quantitative models and other quantitatively-based analyses is endemic to bank decision making and regulatory compliance processes, and the employment of such analyses is becoming increasingly widespread in our operations. Liquidity stress testing, interest rate sensitivity analysis, allowance for credit loss measurement, portfolio stress testing and the identification of possible violations of anti-money laundering regulations are examples of areas in which we are dependent on models and the data that underlie them. We anticipate that model-derived insights will be used more widely in our decision making in the future. While these quantitative techniques and approaches improve our decision making, they also create the possibility that faulty data or flawed quantitative approaches could yield adverse outcomes or regulatory scrutiny. Secondarily, because of the complexity inherent in these approaches, misunderstanding or misuse of their outputs could similarly result in suboptimal decision making, which could have an adverse effect on our business, financial condition and results of operations.

Our allowance for credit losses may be inadequate to absorb losses inherent in the loan portfolio.

Experience in the banking industry indicates that a portion of our loans will become delinquent, and that some may only be partially repaid or may never be repaid at all. We may experience losses for reasons beyond our control, such as the impact of general economic conditions on customers and their businesses. Accordingly, we maintain an allowance for credit losses that represents management’s judgment of probable losses and risks inherent in our loan portfolio. In determining the size of our allowance for credit losses, we rely on an analysis of our loan portfolio considering historical loss experience, volume and types of loans, trends in classification, volume and trends in delinquencies and nonaccruals, economic conditions and other pertinent information. The determination of the appropriate level of the allowance for credit losses is inherently highly subjective and requires us to make significant estimates of and assumptions regarding current credit risk and future trends, all of which may change materially. Although we endeavor to maintain our allowance for credit losses at a level adequate to absorb any inherent losses in the loan portfolio, these estimates of loan losses are necessarily subjective and their accuracy depends on the outcome of future events. As of March 31, 2025, our allowance for credit losses on loans and unfunded commitments was $21.0 million.

Deterioration of economic conditions affecting borrowers, new information regarding existing loans, inaccurate management assumptions, identification of additional problem loans, temporary modifications, loan forgiveness, automatic forbearance and other factors, both within and outside of our control, may result in our experiencing higher levels of nonperforming assets and charge-offs, and incurring loan losses in excess of our current allowance for credit losses, requiring us to make material additions to our allowance for credit losses, which could have an adverse effect on our business, financial condition and results of operations.

Additionally, federal and state banking regulators, as an integral part of their supervisory function, periodically review the allowance for credit losses. These regulatory agencies may require us to increase our provision for loan losses or to recognize further loan charge-offs based upon their judgments, which may be different from ours. If we need to make significant and unanticipated increases in the loss allowance in the future, or to take additional charge-offs for which we have not established adequate reserves, our business, financial condition and results of operations could be adversely affected at that time.

Effective January 1, 2023, we adopted the Financial Accounting Standards Board (“FASB”), Accounting Standards Update 2016-13, “Financial Instruments-Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments,” commonly referred to as the “Current Expected Credit Losses” standard (the “CECL”). CECL changes the ALL methodology from an incurred loss concept to an expected loss concept, which is more dependent on future economic forecasts, assumptions and models than previous accounting standards and could result in increases in, and add volatility to, our allowance for credit loss (“ACL”) and future provisions for credit losses. These forecasts, assumptions, and models are inherently uncertain and are based upon management’s reasonable judgment in light of information currently available. Our ACL may not be adequate to absorb actual credit losses, and future provisions for credit losses could adversely affect our operating results.

We are exposed to higher credit risk by our commercial real estate loans.

Commercial real estate loans usually involve higher credit risks than other types of mortgage loans. As of March 31, 2025, 42% of our loan portfolio consisted of commercial real estate, both owner-occupied, non-owner occupied and multifamily. These types of loans also involve larger loan balances to a single borrower or groups of related borrowers. These higher credit risks are further heightened when the loans are concentrated in a small number of larger borrowers leading to relationship exposure.

Non-owner occupied commercial real estate loans may be affected to a greater extent than residential loans by adverse conditions in real estate markets or the economy because commercial real estate borrowers’ ability to repay their loans depends on successful development of their properties, in addition to the factors affecting residential real estate borrowers. These loans also involve greater risk because they generally are not fully amortizing over the loan period, but have a balloon payment due at maturity. A borrower’s ability to make a balloon payment typically will depend on being able to either refinance the loan or sell the underlying property in a timely manner.

Banking regulators closely supervise banks’ commercial real estate lending activities, and may require banks with higher levels of commercial real estate loans to implement improved underwriting, internal controls, risk management policies and portfolio stress testing, as well as possibly higher levels of allowances for losses and capital levels as a result of commercial real estate lending growth and exposures.

Owner-occupied commercial real estate loans are typically based on the borrowers’ ability to repay the loans from the cash flow of their businesses. These loans may involve greater risk because the availability of funds to repay each loan depends substantially on the success of the business itself. In addition, the assets securing the loans have the following characteristics: (i) they depreciate over time; (ii) they are difficult to appraise and liquidate; and (iii) they fluctuate in value based on the success of the business.

Commercial real estate loans and construction loans are more susceptible to a risk of loss during a downturn in the business cycle. For example, the COVID-19 pandemic had adverse effects on our loans for office and hospitality space, which are dependent for repayment on the successful operation and management of the associated commercial real estate. Our underwriting, review and monitoring cannot eliminate all of the risks related to these loans.

Our commercial and industrial loans are often dependent on the cash flows of the borrower, which may be unpredictable, and the collateral securing these loans may fluctuate in value.

At March 31, 2025, we had $803.9 million of commercial and industrial loans, which comprised 44% of our total loan portfolio. Our commercial and industrial loans are originated primarily based on the anticipated cash flow and general liquidity of the borrower and secondarily on the underlying collateral provided by the borrower and the repayment capacity of any guarantor. A borrower’s cash flow may be unpredictable, however, and collateral securing these loans may fluctuate in value. Although these loans are often collateralized by equipment, inventory, accounts receivable, or other business assets, the liquidation of collateral in the event of default is often an insufficient source of repayment because accounts receivable may be uncollectible and inventories may be obsolete or of limited use. In addition, business assets may depreciate over time, may be difficult to appraise, and may fluctuate in value based on the success of the business. Accordingly, the repayment of commercial loans depends primarily on the cash flow and credit worthiness of the borrower and secondarily on the underlying collateral value provided by the borrower and liquidity of the guarantor.

A portion of our loan portfolio consists of construction loans, which may expose us to increased credit risk.

At March 31, 2025, $227.2 million, or 12%, of our total loan portfolio consisted of construction loans. Construction lending is generally considered to involve a higher degree of risk than single-family permanent mortgage lending because funds are advanced upon the collateral for the project based on an estimate of the costs that will produce a future value at completion. Because of the uncertainties inherent in estimating construction costs, as well as the market value of the completed project and the effects of governmental regulation on real property, it is relatively difficult to evaluate accurately the total funds required to complete a project and the completed project loan-to-value ratio. With regard to loans originated to builders for speculative projects, changes in the demand, such as for new housing and higher than anticipated building costs, may cause actual results to vary significantly from those estimated. A downturn in the housing, or the real estate market, could increase loan delinquencies, defaults, and foreclosures, and significantly impair the value of our collateral and our ability to sell the collateral upon foreclosure.

We may not be able to maintain a strong core deposit base or other low-cost funding sources.

We depend on checking, savings and money market deposit account balances and other forms of customer deposits as our primary source of funding for our lending activities. Future growth in our banking business will largely depend on our ability to maintain and grow a strong and low-cost deposit base. There is no assurance that we will be able to grow and maintain our deposit base. Deposit balances can decrease when customers perceive alternative investments, such as higher yielding money market funds, the stock market, bond market or real estate, as providing a better risk/return tradeoff. If customers move money out of bank deposits and into investments (or similar deposit products at other institutions that may provide a higher rate of return), we could lose a relatively low cost source of funds, increasing our funding costs and reducing our net interest income and net income. Additionally, any such loss of funds could result in lower loan originations, which could adversely impact our growth strategy and have an adverse effect on our business, financial condition or results of operations.

Liquidity risk could impair our ability to fund operations and meet our obligations as they become due.

Liquidity is essential to our business and we monitor our liquidity and manage our liquidity risk at the holding company and bank level. We require sufficient liquidity to fund asset growth, meet customer loan requests, customer deposit maturities and withdrawals, payments on our debt obligations as they come due and other cash commitments under both normal operating conditions and other unpredictable circumstances, including events causing industry or general financial market stress. Liquidity risk can increase due to several factors, which include, but are not limited to, an over-reliance on a particular source of funding, changes in the liquidity needs of our depositors, adverse regulatory actions against us, or a downturn in the markets in which our loans are concentrated.

Market conditions or other events could also negatively affect the level or cost of funding, affecting our ongoing ability to accommodate liability maturities and deposit withdrawals, meet contractual obligations, and fund asset growth and new business transactions at a reasonable cost, in a timely manner, and without adverse consequences. Particularly, the deposits in our Venture Lending division can be volatile since our Venture Lending clients are primarily early to late-stage startup companies and they rely on future rounds of funding and have negative operating cash flow. Our inability to raise funds through deposits, borrowings, the sale of loans, and other sources could have an adverse effect on our business, financial condition and results of operations, and could result in the closure of the Bank.

Other primary sources of funds consist of cash flows from operations, maturities and sales of investment securities and proceeds from issuance and sale of our equity and debt securities. Additional liquidity is provided by the ability to borrow from the Federal Home Loan Bank of San Francisco (“FHLB”), and the Federal Reserve Bank of San Francisco to fund our operations. We may also borrow funds from third-party lenders, such as other financial institutions, and have access to other funding avenues including brokered deposits. Our access to funding sources in amounts adequate to finance our activities or on acceptable terms could be impaired by factors that affect our organization specifically or the financial services industry or economy in general. Our access to funding sources could also be affected by a decrease in the level of our business activity as a result of a downturn in our primary market or by one or more adverse regulatory actions against us.

Any substantial, unexpected, and/or prolonged change in the level or cost of liquidity could impair our ability to fund operations and meet our obligations as they become due and could have an adverse effect on our business, financial condition and results of operations. Although we have historically been able to replace maturing deposits and advances if desired, we may not be able to replace such funds in the future if our financial condition, the financial condition of the FHLB or market conditions change. FHLB borrowings and other current sources of liquidity may not be available or, if available, sufficient to provide adequate funding for operations and to support our continued growth. The unavailability of sufficient funding could have an adverse effect on our business, financial condition and results of operations.

We may be adversely affected by changes in the actual or perceived soundness or condition of other financial institutions.

Financial services institutions may be interconnected as a result of trading, investment, liquidity management, clearing, counterparty and other relationships. Within the financial services industry, loss of public confidence, including through default by any one institution, could lead to liquidity challenges or to defaults by other institutions. Concerns about, or a default by or failure of, one institution could lead to significant liquidity problems and losses or defaults by other institutions, as the commercial and financial soundness of many financial institutions is closely related as a result of these credit, trading, clearing and other relationships. Even the perceived lack of creditworthiness of, or questions about, a counterparty may lead to market-wide liquidity problems and losses or defaults by various institutions. This systemic risk may adversely affect financial intermediaries, such as clearing agencies, banks and exchanges with which we interact on a daily basis or key funding providers such as the Federal Home Loan Bank of San Francisco (“FHLB”), any of which could have an adverse effect on our access to liquidity or otherwise have an adverse effect on our business, financial condition or results of operations. For example, we faced significant challenges in 2023 as several high-profile bank failures, including institutions headquartered in California, disrupted the banking industry and triggered market-wide liquidity concern. As a result, we suffered a decrease in deposits of approximately $205.2 million, or approximately 11% of total deposits, during the first quarter of 2023.

Our risk management framework may not be effective in mitigating risks and/or losses to us.

Our risk management framework is comprised of various processes, systems, strategies, and governances, and is designed to manage the types of risk to which we are subject, including, among others, credit, market, liquidity, interest rate, operational and compliance. Our framework also includes financial or other modeling methodologies that involve management assumptions and judgment. Our risk management framework may not be effective under all circumstances. Our risk management framework may not adequately mitigate any risk or loss to us. If our risk management framework is not effective, we could suffer unexpected losses and our business, financial condition and results of operations could be adversely affected. We may also be subject to potentially adverse regulatory consequences.

We engage in lending secured by real estate and may be forced to foreclose on the collateral and own the underlying real estate, subjecting us to the costs and potential risks associated with the ownership of real property, or consumer protection initiatives or changes in state or federal law may substantially raise the cost of foreclosure or prevent us from foreclosing at all.

Since we originate loans secured by real estate, we may have to foreclose on the collateral property to protect our investment and may thereafter own and operate such property, in which case we would be exposed to the risks inherent in the ownership of real estate. The amount that we, as a mortgagee, may realize after a foreclosure depends on factors outside of our control, including, but not limited to, general or local economic conditions, environmental cleanup liabilities, assessments, insurance coverage, interest rates, real estate tax rates, operating expenses of the mortgaged properties, our ability to obtain and maintain adequate occupancy of the properties, zoning laws, governmental and regulatory rules, and natural disasters. Our inability to manage the amount of costs or size of the risks associated with the ownership of real estate, or write-downs in the value of other real estate owned (“OREO”), could have an adverse effect on our business, financial condition and results of operations.

Additionally, consumer protection initiatives or changes in state or federal law may substantially increase the time and expenses associated with the foreclosure process or prevent us from foreclosing at all. A number of states in recent years have either considered or adopted foreclosure reform laws that make it substantially more difficult and expensive for lenders to foreclose on properties in default. Additionally, federal and state regulators have prosecuted or pursued enforcement action against a number of mortgage servicing companies for alleged consumer law violations. If new federal or state laws or regulations are ultimately enacted that significantly raise the cost of foreclosure or raise outright barriers to foreclosure, they could have an adverse effect on our business, financial condition and results of operations.

Regulatory requirements affecting our loans secured by commercial real estate could limit our ability to leverage our capital and adversely affect our growth and profitability.

The federal banking agencies have issued guidance regarding concentrations in commercial real estate lending for institutions that are deemed to have particularly high concentrations of commercial real estate loans within their lending portfolios. Under this guidance, an institution that has (i) total reported loans for construction, land development, and other land which represent 100% or more of the institution’s total risk-based capital; or (ii) total commercial real estate loans representing 300% or more of the institution’s total risk-based capital, where the outstanding balance of the institution’s commercial real estate loan portfolio has increased 50% or more during the prior 36 months, is identified as having potential commercial real estate concentration risk. An institution that is deemed to have concentrations in commercial real estate lending is expected to employ heightened levels of risk management with respect to its commercial real estate portfolios, and may be required to maintain higher levels of capital. We have a concentration in commercial real estate loans and we have experienced significant growth in our commercial real estate portfolio in recent years. As of March 31, 2025, commercial real estate loans represented 276% of our total risk-based capital. We cannot guarantee that any risk management practices we implement will be effective to prevent losses relating to our commercial real estate portfolio. Management has extensive experience in commercial real estate lending, and has implemented and continues to maintain heightened portfolio monitoring and reporting, and we believe strong underwriting criteria with respect to our commercial real estate portfolio. Nevertheless, we could be required to maintain higher levels of capital as a result of our commercial real estate concentration, which could limit our growth, require us to obtain additional capital, and have an adverse effect on our business, financial condition and results of operations.

We could be subject to environmental risks and associated costs on our foreclosed real estate assets.

Our loan portfolio includes loans secured by real property. During the ordinary course of business, we may foreclose on and take title to properties securing loans. There is a risk that hazardous or toxic substances could be found on these properties and that we could be liable for remediation costs, as well as personal injury and property damage. Environmental laws may require us to incur substantial expenses and may materially reduce the affected property’s value or limit our ability to sell the affected property. The remediation costs and any other financial liabilities associated with an environmental hazard could have an adverse effect on our business, financial condition and results of operations.

Our recovery on commercial real estate loans could be further reduced by a lack of a liquid secondary market for such mortgage loans and mortgage-backed securities.

Our current business strategy includes an emphasis on commercial real estate lending. A secondary market for most types of commercial real estate loans is not readily liquid, so we have less opportunity to mitigate credit risk by selling part or all of our interest in these loans. As a result of these characteristics, if we foreclose on a commercial real estate loan, our holding period for the collateral typically is longer than for residential mortgage loans because there are fewer potential purchasers of the collateral. Accordingly, charge-offs on commercial real estate loans may be larger as a percentage of the total principal outstanding than those incurred with our residential or consumer loan portfolios.

The appraisals and other valuation techniques we use in evaluating and monitoring loans secured by real property and other real estate owned may not accurately reflect the net value of the asset.

In considering whether to make a loan secured by real property, we generally require an appraisal of the property. However, an appraisal is only an estimate of the value of the property at the time the appraisal is made, and, as real estate values may change significantly in value in relatively short periods of time (especially in periods of heightened economic uncertainty), this estimate may not accurately reflect the net value of the collateral after the loan is made. As a result, we may not be able to realize the full amount of any remaining indebtedness when we foreclose on and sell the relevant property. In addition, we rely on appraisals and other valuation techniques to establish the value of other real estate owned (“OREO”) that we acquire through foreclosure proceedings and to determine loan impairments. If any of these valuations are inaccurate, our consolidated financial statements may not reflect the correct value of our OREO, if any, and our allowance for credit losses may not reflect accurate loan impairments. Inaccurate valuation of OREO or inaccurate provisioning for loan losses could have an adverse effect on our business, financial condition and results of operations.

Federal, state and local consumer lending laws may restrict our ability to originate certain loans or increase our risk of liability with respect to such loans.

Federal, state and local laws have been adopted that are intended to prevent certain lending practices considered “predatory.” These laws prohibit practices such as steering borrowers away from more affordable products, selling unnecessary insurance to borrowers, repeatedly refinancing loans and making loans without a reasonable expectation that the borrowers will be able to repay the loans irrespective of the value of the underlying property. It is our policy not to make predatory loans and to determine borrowers’ ability to repay. Nonetheless, the law and related rules create the potential for increased liability with respect to our lending and loan investment activities. Compliance with these laws increases our cost of doing business.

Additionally, consumer protection initiatives or changes in state or federal law may substantially increase the time and expenses associated with the foreclosure process or prevent us from foreclosing at all. A number of states in recent years have either considered or adopted foreclosure reform laws that make it substantially more difficult and expensive for lenders to foreclose on properties in default, and we cannot be certain that the states in which we operate will not adopt similar legislation in the future. Additionally, federal regulators have prosecuted or pursued enforcement actions against a number of mortgage servicing companies for alleged consumer law violations. If new state or federal laws or regulations are ultimately enacted that significantly raise the cost of foreclosure or raise outright barriers to foreclosure, such laws or regulations could have an adverse effect on our business, financial condition and results of operations.

Our largest loan relationships make up a material percentage of our total loan portfolio and credit risks relating to these would have a disproportionate impact.

As of March 31, 2025, our 10 largest borrowing relationships ranged from approximately $22.4 million to $28.0 million (including unfunded commitments) and totaled approximately $244.7 million in total commitments, which represented, in the aggregate, 9.8% of our total outstanding commitments as of March 31, 2025. Each of the loans associated with these relationships has been underwritten in accordance with our underwriting policies and limits. Along with other risks inherent in these loans, such as the deterioration of the underlying businesses or property securing these loans, this concentration of borrowers presents a risk that, if one or more of these relationships were to become delinquent or suffer default, we could be exposed to material losses. The allowance for credit losses may not be adequate to cover losses associated with any of these relationships, and any loss or increase in the allowance would negatively affect our earnings and capital. Even if these loans are adequately collateralized, an increase in classified assets could harm our reputation with our regulators and inhibit our ability to execute our business plan.

Our largest deposit relationships currently make up a material percentage of our deposits and the withdrawal of deposits by our largest depositors could force us to fund our business through more expensive and less stable sources.

Withdrawals of deposits by any one or more of our largest depositors or by one or more of our related customer groups could force us to rely more heavily on borrowings and other sources of funding for our business and withdrawal demands, adversely affecting our net interest margin and results of operations. At March 31, 2025, our ten (10) largest deposit relationships, accounted for $431 million, or 22%, of our total deposits with each relationship accounting for more than $22 million. Deposits within our Corporate Banking and Venture Lending lines of business represented 72% of the top 10 deposits and 50% were located in the Bay Area as of March 31, 2025. If a significant amount of these deposits were withdrawn within a short period of time, it could have a negative impact on our short-term liquidity and have an adverse impact on our earnings. All of our non-brokered deposits are based on a relationship with the client rather than a contractual agreement. We may also be forced, as a result of withdrawals of deposits, to rely more heavily on other, potentially more expensive and less stable funding sources. Additionally, such circumstances could require us to raise deposit rates in an attempt to attract new deposits, which would adversely affect our results of operations.

We utilize excess deposits from our Venture Lending division to fund loan growth in other divisions.

Our Venture Lending division has provided a significant boost to deposit growth, as venture relationships traditionally generate higher deposit balances relative to loan demand. Excess deposits generated by our venture lending divisions are invested in our securities portfolio and used to fund loan growth in other divisions. A slowdown in the economy in the Bay Area or a decline in overall private equity or venture capital investment levels may reduce our overall deposit levels, particularly if Venture Lending clients burn through cash which is not replaced through subsequent rounds of financing or liquidity events. If we experience a decline in deposits from our Venture Lending clients, our ability to fund loan growth in our other divisions will be reduced, which could have an adverse effect on our business, financial condition and results of operations.

Warrant income or success fee income, if any, cannot be predicted.

We have historically obtained rights to acquire stock, in the form of warrants, or the right to obtain a cash success fee in certain clients as part of credit facilities within our Venture Lending division or Specialty Finance division. We may not be able to realize gains from the equity instruments in future periods or may experience a decrease in the fair value of our warrant portfolio due to fluctuations in the market prices of the underlying common stock of these companies. Similarly, the timing and amount of income, if any, from the disposition of client warrants or the right to any cash success fee typically depend upon factors beyond our control, including the general condition of the public equity markets, levels of mergers and acquisitions activity, and, in the case of warrants, the legal and contractual restrictions on our ability to sell the underlying securities. Therefore, gains from the exercise of warrants, if any, or the achievement of any success fee cannot be predicted with any degree of accuracy and are likely to vary materially from period to period. In addition, a significant portion of the income we may realize from the disposition of client warrants or the obtaining of a success fee may be offset by expenses related to our efforts to build an infrastructure sufficient to support our present and future business activities, as well as expenses incurred in evaluating and pursuing new business opportunities. As of March 31, 2025, we had a total of 125 warrants positions in 81 clients with a total fair value of $849,000.

We depend on the accuracy and completeness of information provided by customers and counterparties.

In deciding whether to extend credit or enter into other transactions with customers and counterparties, we may rely on information furnished by or on behalf of customers and counterparties, including financial information. We may also rely on representations of customers and counterparties as to the accuracy and completeness of that information. In deciding whether to extend credit, we may rely upon customers’ representations that their financial statements conform to GAAP and present fairly the financial condition, results of operations and cash flows of the customer. We also may rely on customer representations and certifications, or other audit or accountants’ reports, with respect to the business and financial condition of our customers. We employ various processes to verify the accuracy of information provided to us, such as independently pulling credit reports, asset verifications, property appraisals, and background checks, but such processes may contain limitations. Our business, financial condition and results of operations could be adversely affected if we rely on misleading, false, inaccurate or fraudulent information.

Risks Related to Our Industry and Regulation

Our industry is highly regulated, and the regulatory framework, together with any future legislative or regulatory changes, may have a materially adverse effect on our operations.

The banking industry is highly regulated and supervised under both federal and state laws and regulations that are intended primarily for the protection of depositors, customers, the public, the banking system as a whole or the FDIC Deposit Insurance Fund (“DIF”), not for the protection of our shareholders and creditors. We are subject to regulation and supervision by the Federal Reserve, and our Bank is subject to regulation and supervision by the FDIC and the California Department of Financial Protection and Innovation (“DFPI”). Compliance with these laws and regulations can be difficult and costly, and changes to laws and regulations can impose additional compliance costs. The Dodd-Frank Wall Street Reform and Consumer Protection Act (“Dodd-Frank Act”), which imposed significant regulatory and compliance changes on financial institutions, is an example of this type of federal law. The laws and regulations applicable to us govern a variety of matters, including permissible types, amounts and terms of loans and investments we may make, the maximum interest rate that may be charged, the types of deposits we may accept and the rates we may pay on such deposits, maintenance of adequate capital and liquidity, changes in control of us and our Bank, transactions between us and our Bank, handling of nonpublic information, restrictions on dividends and establishment of new offices. We must obtain approval from our regulators before engaging in certain activities, and there is risk that such approvals may not be granted, either in a timely manner or at all. These requirements may constrain our operations, and the adoption of new laws and changes to or repeal of existing laws may have an adverse effect on our business, financial condition and results of operations. Also, the burden imposed by those federal and state regulations may place banks in general, including our Bank in particular, at a competitive disadvantage compared to their non-bank competitors. Compliance with current and potential regulation, as well as supervisory scrutiny by our regulators, may significantly increase our costs, impede the efficiency of our internal business processes, require us to increase our regulatory capital, and limit our ability to pursue business opportunities in an efficient manner by requiring us to expend significant time, effort and resources to ensure compliance and respond to any regulatory inquiries or investigations. Our failure to comply with any applicable laws or regulations, or regulatory policies and interpretations of such laws and regulations, could result in sanctions by regulatory agencies, civil money penalties or damage to our reputation, all of which could have an adverse effect on our business, financial condition and results of operations.

Applicable laws, regulations, interpretations, enforcement policies and accounting principles have been subject to significant changes in recent years, and may be subject to significant future changes including under President Trump’s administration. It is difficult to anticipate the impact of any potential changes and we actively monitor the regulatory environment for revisions to the banking regulatory framework.

Additionally, federal and state regulatory agencies may change the manner in which existing regulations are applied. We cannot predict the substance or effect of pending or future legislation or regulation or changes to the application of laws and regulations to us. Future changes could have an adverse effect on our business, financial condition and results of operations.

In addition, regulators may elect to alter standards or the interpretation of the standards used to measure regulatory compliance or to determine the adequacy of liquidity, risk management or other operational practices for financial service companies in a manner that impacts our ability to implement our strategy and could affect us in substantial and unpredictable ways, and could have an adverse effect on our business, financial condition and results of operations. Furthermore, the regulatory agencies have broad discretion in their interpretation of laws and regulations and their assessment of the quality of our loan portfolio, securities portfolio and other assets. Based on our regulators’ assessment of the quality of our assets, operations, lending practices, investment practices, capital structure or other aspects of our business, we may be required to take additional charges or undertake, or refrain from taking, actions that could have an adverse effect on our business, financial condition and results of operations.

Monetary policies and regulations of the Federal Reserve could have an adverse effect on our business, financial condition and results of operations.

Our earnings and growth are affected by the policies of the Federal Reserve. An important function of the Federal Reserve is to regulate the money supply and credit conditions. Among the instruments used by the Federal Reserve to implement these objectives are open market purchases and sales of U.S. government securities, adjustments of the discount rate and changes in banks’ reserve requirements against bank deposits. These instruments are used in varying combinations to influence overall economic growth and the distribution of credit, bank loans, investments and deposits. Their use also affects interest rates charged on loans or paid on deposits.

The monetary policies and regulations of the Federal Reserve have had a significant effect on the operating results of commercial banks in the past and are expected to continue to do so in the future. The effects of such policies could have an adverse effect on our business, financial condition and results of operations but cannot be predicted.

Federal and state regulators periodically examine our business and may require us to remediate adverse examination findings or may take enforcement action against us.

The Federal Reserve, the FDIC and the DFPI periodically examine our business, including our compliance with laws and regulations. If, as a result of an examination, the Federal Reserve, the FDIC, or the DFPI were to determine that our financial condition, capital resources, asset quality, earnings prospects, management, liquidity or other aspects of any of our operations had become unsatisfactory, or that we were in violation of any law or regulation, they may take a number of different remedial actions as they deem appropriate. These actions may include requiring us to remediate any such adverse examination findings. Evolving regulatory requirements at the federal and state levels can impose additional compliance burdens, leading to increased operational costs and potential penalties for non-compliance.

In addition, these agencies have the power to take enforcement action against us to enjoin “unsafe or unsound” practices, to require affirmative action to correct any conditions resulting from any violation of law or regulation or unsafe or unsound practice, to issue an administrative order that can be judicially enforced, to direct an increase in our capital, to direct the sale of subsidiaries or other assets, to limit dividends and distributions, to restrict our growth, to assess civil money penalties against us or our officers or directors, to remove officers and directors and, if it is concluded that such conditions cannot be corrected or there is imminent risk of loss to depositors, to terminate our deposit insurance and place our Bank into receivership or conservatorship. Any regulatory enforcement action against us could have an adverse effect on our business, financial condition and results of operations.

We are subject to stringent capital requirements, which could have an adverse effect on our operations.

Federal regulations establish minimum capital requirements for insured depository institutions, including minimum risk-based capital and leverage ratios, and defines “capital” for calculating these ratios. The capital rules require bank holding companies and banks to maintain a common equity Tier 1 capital to risk-weighted assets ratio of at least 7.0% (a minimum of 4.5% plus a capital conservation buffer of 2.5%), a Tier 1 capital to risk-weighted assets ratio of at least 8.5% (a minimum of 6.0% plus a capital conservation buffer of 2.5%), a total capital to risk-weighted assets ratio of at least 10.5% (a minimum of 8% plus a capital conservation buffer of 2.5%), and a leverage ratio of Tier 1 capital to total consolidated assets of at least 4.0%. An institution’s failure to exceed the capital conservation buffer with common equity Tier 1 capital would result in limitations on an institution’s ability to make capital distributions and discretionary bonus payments. In addition, for an insured depository institution to be “well-capitalized” under the banking agencies’ prompt corrective action framework, it must have a common equity Tier 1 capital ratio of at least 6.5%, Tier 1 capital ratio of at least 8.0%, a total capital ratio of at least 10.0%, and a leverage ratio of at least 5.0%, and must not be subject to any written agreement, order or capital directive, or prompt corrective action directive issued by its primary federal or state banking regulator to meet and maintain a specific capital level for any capital measure.

We operate under the Federal Reserve’s Small Bank Holding Company Policy Statement, which exempts from the Federal Reserve’s risk-based-capital and leverage rules bank holding companies with assets of less than $3.0 billion that are not engaged in significant nonbanking activities, do not conduct significant off-balance sheet activities and that do not have a material amount of debt or equity securities registered with the SEC. Historically, the Federal Reserve has not usually deemed a bank holding company ineligible for application of this policy statement solely because its common stock is registered under the Exchange Act. However, there can be no assurance that the Federal Reserve will continue this practice, and as a result, the IPO may result in the loss of its eligibility under the Small Bank Holding Company Policy Statement for these purposes.

Any new or revised standards adopted in the future may require us to maintain materially more capital, with common equity as a more predominant component, or manage the configuration of our assets and liabilities to comply with formulaic capital requirements. Failure to maintain capital to meet current or future regulatory requirements could have an adverse effect on our business, financial condition and results of operations.

We may need to raise additional capital, but additional capital may not be available.

We may need to raise additional capital in the future to support our growth, strategic objectives or to meet regulatory or other internal requirements. This may include capital to replace our existing $22 million of ten-year subordinated debt which we issued in 2019, is currently callable and loses 20% of its Tier 2 capital treatment for each of the last five years of their term (with 20% of its Tier 2 capital treatment first lost on December 31, 2024). Our ability to access the capital markets, if needed, will depend on a number of factors, including our consolidated financial condition, our business prospectus and the state of the financial markets. If capital is not available on favorable terms when we need it, we may have to either issue common stock or other securities on less than desirable terms or curtail our growth until market conditions become more favorable. Any diminished ability to raise additional capital, if needed, could restrict our ability to grow, require us to take actions that would affect our earnings negatively or otherwise affect our business and our ability to implement our business plan, capital plan and strategic goals adversely. Such events could have an adverse effect on our business, financial condition and results of operations.

We are subject to numerous banking laws and other laws and regulations designed to protect consumers, and failure to comply with these laws could lead to a wide variety of sanctions.

The Equal Credit Opportunity Act (“ECOA”), the Fair Housing Act and other fair lending laws and regulations, including state laws and regulations, prohibit discriminatory lending practices by financial institutions. The Federal Trade Commission Act prohibits unfair or deceptive acts or practices, and the Dodd-Frank Act prohibits unfair, deceptive, or abusive acts or practices by financial institutions. The U.S. Department of Justice federal and state banking agencies, and other federal and state agencies, including the Consumer Financial Protection Bureau (“CFPB”), are responsible for enforcing these fair and responsible banking laws and regulations. Because the Company and the Bank have less than $10 billion in assets, most consumer protection aspects of the Dodd-Frank Act will continue to be applied to the Company by the Federal Reserve and to the Bank by the FDIC. But smaller banks, including the Bank, are subject to rules promulgated by the CFPB and thus CFPB rulemaking has the potential to have a significant impact on the operations of the Bank.

A challenge to an institution’s compliance with banking laws and regulations could result in a wide variety of sanctions, including damages and civil money penalties, injunctive relief, restrictions on mergers and acquisitions activity, restrictions on expansion, and restrictions on entering new business lines. Private parties may also have the ability to challenge an institution’s performance under fair lending laws in private litigation, including through class action litigation. Such actions could have an adverse effect on our business, financial condition and results of operations.

We are subject to laws regarding the privacy, information security and protection of personal information and any violation of these laws or another incident involving personal, confidential, or proprietary information of individuals could damage our reputation and otherwise adversely affect our business.

Our business requires the collection and retention of large volumes of customer data, including personally identifiable information (“PII”), in various information systems that we maintain and in those maintained by third party service providers. We also maintain important internal company data such as PII about our employees and information relating to our operations. We are subject to complex and evolving laws and regulations governing the privacy and protection of PII of individuals (including customers, employees, and other third parties). For example, our business is subject to the Gramm-Leach-Bliley Act (“GLBA”) which, among other things: (i) imposes certain limitations on our ability to share nonpublic PII about our customers with nonaffiliated third parties; (ii) requires that we provide certain disclosures to customers about our information collection, sharing and security practices and afford customers the right to “opt out” of any information sharing by us with nonaffiliated third parties (with certain exceptions); and (iii) requires that we develop, implement and maintain a written comprehensive information security program containing appropriate safeguards based on our size and complexity, the nature and scope of our activities, and the sensitivity of customer information we process, as well as plans for responding to data security breaches. Various federal and state banking regulators and states have also enacted data breach notification requirements with varying levels of individual, consumer, regulatory or law enforcement notification in the event of a security breach. The California Consumer Privacy Act grants California residents the rights to know about personal information collected about them, to delete certain of this personal information, to opt-out of the sale of personal information, and to non-discrimination for exercising these rights.

Ensuring that our collection, use, transfer and storage of PII complies with all applicable laws and regulations can increase our costs. Furthermore, we may not be able to ensure that customers and other third parties have appropriate controls in place to protect the confidentiality of the information that they exchange with us, particularly where such information is transmitted by electronic means. If personal, confidential or proprietary information of customers or others were to be mishandled or misused (in situations where, for example, such information was erroneously provided to parties who are not permitted to have the information, or where such information was intercepted or otherwise compromised by third parties), we could be exposed to litigation or regulatory sanctions under privacy and data protection laws and regulations. Concerns regarding the effectiveness of our measures to safeguard PII, or even the perception that such measures are inadequate, could cause us to lose customers or potential customers and thereby reduce our revenues. Accordingly, any failure or perceived failure to comply with applicable privacy or data protection laws and regulations may subject us to inquiries, examinations and investigations that could result in requirements to modify or cease certain operations or practices or in significant liabilities, fines or penalties, and could damage our reputation and otherwise have an adverse effect on our business, financial condition and results of operations.

We are a bank holding company and are dependent upon the Bank for cash flow, and the Bank’s ability to make cash distributions is restricted.

We are a bank holding company with no material activities other than activities incidental to holding the common stock of the Bank. Our principal source of funds to pay distributions on our common stock and service any of our obligations, other than further issuances of securities, is dividends received from the Bank. Furthermore, the Bank is not obligated to pay dividends to us, and any dividends paid to us would depend on the earnings or financial condition of the Bank, various business considerations and applicable law and regulation. As is generally the case for banking institutions, the profitability of the Bank is subject to the fluctuating cost and availability of money, changes in interest rates and economic conditions in general. In addition, various federal and state statutes and regulations limit the amount of dividends that the Bank may pay to the Company without regulatory approval.

The Federal Reserve may require us to commit capital resources to support the Bank.

The Federal Reserve requires a bank holding company to act as a source of financial and managerial strength to its subsidiary banks and to commit resources to support its subsidiary banks. Under the “source of strength” doctrine that was codified by the Dodd-Frank Act, the Federal Reserve may require a bank holding company to make capital injections into a subsidiary bank at times when the bank holding company may not be inclined to do so and may charge the bank holding company with engaging in unsafe and unsound practices for failure to commit resources to such a subsidiary bank. Accordingly, we could be required to provide financial assistance to the Bank if it experiences financial distress.

A capital injection may be required at a time when our resources are limited, and we may be required to borrow the funds or raise capital to make the required capital injection. Any loan by a bank holding company to its subsidiary bank is subordinate in right of payment to deposits and certain other indebtedness of such subsidiary bank. In the event of a bank holding company’s bankruptcy, the bankruptcy trustee will assume any commitment by the holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank. Moreover, bankruptcy law provides that claims based on any such commitment will be entitled to a priority of payment over the claims of the holding company’s general unsecured creditors, including the holders of any note obligations. Thus, any borrowing by a bank holding company for the purpose of making a capital injection to a subsidiary bank may become more difficult and expensive relative to other corporate borrowings.

We face a risk of noncompliance with the Bank Secrecy Act and its implementing regulations and other laws and regulations that impose anti-money laundering requirements, which could lead to civil and criminal enforcement actions.

The Bank Secrecy Act of 1970 (“BSA”), as amended by the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (“USA PATRIOT Act”), and its implementing regulations and other laws and regulations that impose anti-money laundering obligations require financial institutions to, among other duties, implement and maintain an effective anti-money laundering and countering the financing of terrorism (“AML/CFT”) compliance program and file reports, such as suspicious activity reports and currency transaction reports. Our federal and state banking regulators, the U.S. Treasury Department’s Financial Crimes Enforcement Network (“FinCEN”), and other government agencies are authorized to impose significant civil money penalties for violations of the BSA and its implementing regulations and other applicable anti-money laundering requirements. We are also subject to increased scrutiny of compliance with the regulations issued and enforced by the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”), which is responsible for administering U.S. economic sanctions programs. If our compliance programs are deemed deficient, we could be subject to liability, including fines, civil money penalties and other regulatory actions, which may include restrictions on our business operations and our ability to pay dividends, restrictions on mergers and acquisitions activity, restrictions on expansion, and restrictions on entering new business lines. Failure to maintain and implement adequate AML/CFT and sanctions compliance programs could also have significant reputational consequences for us. Any of these circumstances could have an adverse effect on our business, financial condition and results of operations.

Our Bank’s FDIC deposit insurance premiums and assessments may increase.

Our Bank’s deposits are insured by the FDIC up to legal limits and, accordingly, our Bank is subject to insurance assessments based on our Bank’s average consolidated total assets less its average tangible equity. Our Bank’s regular assessments are determined by its CAMELS composite rating (a supervisory rating system developed to classify a bank’s overall condition by taking into account capital adequacy, assets, management capability, earnings, liquidity and sensitivity to market and interest rate risk), taking into account other factors and adjustments. In order to maintain a strong funding position and the reserve ratios of the DIF required by statute and FDIC estimates of projected requirements, the FDIC has the power to increase deposit insurance assessment rates and impose special assessments on all FDIC-insured financial institutions. Any future increases or special assessments could reduce our profitability and could have an adverse effect on our business, financial condition and results of operations.

Risks Related to an Investment in Our Common Stock and the Offering

Our management will have broad discretion in allocating the net proceeds of this offering. Our failure to effectively utilize such net proceeds may have an adverse effect on our financial performance and the value of our common stock.

We are not required to apply any portion of the net proceeds of this offering for any particular purpose. Accordingly, our management will have broad discretion as to the application of the net proceeds of this offering and could use them for purposes other than those contemplated at the time of this offering. We intend to use a substantial amount of the net proceeds to us from this offering to increase the capital of the Bank in order to support our organic growth strategies, including expanding our overall market share and our lending activities, strengthening our regulatory capital, the potential repositioning of a portion of our available-for-sale securities portfolio, and for working capital and other general corporate purposes. Our shareholders may not agree with the manner in which our management chooses to allocate and invest the net proceeds. We may not be successful in using the net proceeds from this offering to increase our profitability or market value and we cannot predict whether the proceeds will be invested to yield a favorable return.

The net proceeds of the offering may be used for a balance sheet repositioning of our available-for-sale securities portfolio which will result in a pre-tax loss.

We are not required to apply any portion of the net proceeds of this offering for any particular purpose but we may use the net proceeds in connection with repositioning a substantial portion of our available-for-sale securities portfolio. The timing and execution of the repositioning will be dependent on market conditions. If we undertake the repositioning, we would recognize a pre-tax loss representing a significant portion of the overall unrealized loss of our available-for-sale securities portfolio. As of March 31, 2025, the available-for-sale securities portfolio totaled $296.6 million with an unrealized loss of $65.6 million. Such a loss would have an adverse effect on our business, financial condition and results of operations. In addition, such a loss would negatively impact the ability of the Bank to pay dividends to the Company and the Company’s ability to pay dividends to our shareholders. See section entitled “Use of Proceeds-Potential Repositioning of Our Available-for-Sale Securities Portfolio” for discussion on how we may potentially use the proceeds from this offering to reposition a substantial portion of such portfolio.

If we generate operating losses as a result of a balance sheet repositioning, our ability to use net operating loss carry-forwards to reduce future tax payments may be limited or restricted.

If we undertake the repositioning of our available-for-sale securities portfolio, we may generate net operating losses (“NOLs”). We generally would be able to carry NOLs forward to reduce taxable income in future years, subject to applicable expiration dates and annual taxable income limitations under the Internal Revenue Code and relevant state tax codes. We may not generate sufficient taxable income in future periods to be able to realize fully the tax benefits of any NOL carryforwards. Although, under existing tax rules, we are generally allowed to use those NOL carryforwards to offset up to 80% of taxable income annually in subsequent taxable years at the federal level our ability to use those NOL carryforwards to offset income may be severely limited to the extent that we experience an ownership change within the meaning of Section 382 of the Internal Revenue Code. These provisions could also limit our ability to deduct certain losses (built-in losses) we recognize after an ownership change with respect to assets we own at the time of the ownership change. In general, an ownership change, as defined by Section 382, results from transactions increasing ownership of certain stockholders or public groups in our stock by more than 50% over a three-year period. Any limitation on our NOL carryforwards that could be used to offset taxable income could adversely affect our liquidity and cash flow. We cannot ensure that our ability to use our NOLs to offset income will not become limited in the future. As a result, we could pay taxes earlier and in larger amounts than would be the case if our NOLs were available to reduce our federal income taxes without restriction. See section entitled “Use of Proceeds-Potential Repositioning of Our Available-for-Sale Securities Portfolio” for discussion on how we may potentially use the proceeds from this offering to reposition a substantial portion of such portfolio.

No active public market exists for our common stock, and one may not develop.

Prior to this offering our common stock has traded on the Pink Open Market operated by the OTC Markets Group, Inc. at an average of approximately 4,737 shares per trading day in the most recently completed fiscal quarter. Accordingly, there has not been an active public market for our common stock. An active trading market for shares of our common stock may never develop or may not be sustained following this offering. If an active trading market does not develop, you may have difficulty selling your shares of common stock. The initial public offering price for our common stock will be determined by negotiations between us and the representatives of the underwriters. This price may not be indicative of the price at which our common stock will trade after the offering. The market price of our common stock may decline below the initial offering price, and you may not be able to sell your common stock at or above the price you paid in this offering, or at all. An inactive market may also impair our ability to raise capital by selling our common stock and may impair our ability to expand our business through acquisitions using our common stock as consideration, should we elect to do so.

Investors in this offering will experience accretion in the net tangible book value of their investment based on the net tangible book value per share of our common stock as of March 31, 2025.

The initial public offering price of our stock is lower than the net tangible book value per share of our common stock immediately following the offering. Therefore, if you purchase shares in this offering, you will experience immediate accretion in net tangible book value per share in relation to the price that you paid for your shares. Based on the initial public offering price of $23.00 per share, and our net tangible book value as of March 31, 2025, if you purchase our common stock in this offering, you will incur immediate accretion of approximately $0.80 per share in net tangible book value, representing the difference between our as adjusted net tangible book value per share as of March 31, 2025 and the public offering price per share of common stock.

Future sales of our common stock could depress the market price of our common stock.

Following the completion of this offering, based on 7,912,184 shares of common stock outstanding as of March 31, 2025, we will have 10,522,184 shares of common stock issued and outstanding (10,913,684 shares if the underwriters elect to their option to purchase additional shares of common stock in full), which will be freely transferable without restriction or further registration under the Securities Act except for any shares held by our “affiliates,” as that term is defined in Rule 144 under the Securities Act of 1933, including those shares purchased from us by certain of our directors, officers, and greater than 10% shareholders through the directed stock program described in the section entitled “Underwriting.” We, our executive officers, directors and 10% or greater holders of our currently outstanding shares of common stock holding, in the aggregate, 1,812,585 shares of our common stock as of March 31, 2025 (representing approximately 22.91% of our outstanding common stock as of such date), have agreed not to sell any shares of our common stock for a period of 180 days from the date of this prospectus, subject to certain exceptions. See the section entitled “Underwriting.” Following the expiration of this lock-up period, all of these shares will be eligible for resale under Rule 144 of the Securities Act, subject to any remaining holding period requirements and, if applicable, volume limitations. See the section entitled “Shares Eligible for Future Sale.” Actual or anticipated issuances or sales of substantial amounts of our common stock following this offering could cause the market price of our common stock to decline significantly and make it more difficult for us to sell equity or equity-related securities in the future at a time and on favorable terms, or at all. We may issue all of these shares without any action or approval by our shareholders, and these shares, once issued (including upon exercise of outstanding options), will be available for sale into the public market, subject to the restrictions described in this registration statement, if applicable, for affiliate holders. The market price for our common stock may decline significantly when the restrictions on resale by our existing shareholders lapse. A decline in the price of our common stock might impede our ability to raise capital through the issuance of additional common stock or other equity securities.

Our stock price may be volatile, and you could lose part or all of your investment as a result.

Stock price volatility may negatively impact the price at which our common stock may be sold, and may also negatively impact the timing of any sale. Our stock price may fluctuate widely in response to a variety of factors including the risk factors described herein and, among other things:

●	actual or anticipated variations in quarterly or annual operating results, financial conditions or credit quality;

●	changes in business or economic conditions;

●	changes in accounting standards, policies, guidance, interpretations or principles;

●	changes in recommendations or research reports about us or the financial services industry in general published by securities analysts;

●	the failure of securities analysts to cover, or to continue to cover, us after this offering;

●	changes in financial estimates or publication of research reports and recommendations by financial analysts or actions taken by rating agencies with respect to us or other financial institutions;

●	news reports relating to trends, concerns and other issues in the financial services industry;

●	reports related to the impact of natural or manmade disasters in our market;

●	perceptions in the marketplace regarding us and or our competitors;

●	sudden increases in the demand for our common stock, including as a result of any “short squeezes;”

●	significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving us or our competitors;

●	additional investments from third parties;

●	additions or departures of key personnel;

●	future sales or issuance of additional shares of common stock;

●	fluctuations in the stock price and operating results of our competitors;

●	changes or proposed changes in laws or regulations, or differing interpretations thereof affecting our business, or enforcement of these laws or regulations;

●	new technology used, or services offered, by competitors;

●	additional investments from third parties; or

●	geopolitical conditions such as acts or threats of terrorism, pandemics, trade wars, or military conflicts.

In particular, the realization of any of the risks described in this section could have an adverse effect on the market price of our common stock and cause the value of your investment to decline. In addition, the stock market in general has experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock over the short, medium or long term, regardless of our actual performance.

We are an “emerging growth company,” as defined in the JOBS Act, and a “smaller reporting company,” as defined in Rule 12b-2 in the Exchange Act, and will be able to avail ourselves of reduced disclosure requirements applicable to emerging growth companies and smaller reporting companies, which could make our common stock less attractive to investors and adversely affect the market price of our common stock.

We are an “emerging growth company,” as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of certain exemptions from various requirements generally applicable to public companies. These exemptions allow us, among other things, to present only two years of audited financial statements and discuss our results of operations for only two years in related Management’s Discussions and Analyses; not to provide an auditor attestation of our internal control over financial reporting; to take advantage of an extended transition period to comply with the new or revised accounting standards applicable to public companies; to provide reduced disclosure regarding our executive compensation arrangements pursuant to the rules applicable to smaller reporting companies, which means we do not have to include a compensation discussion and analysis and certain other disclosure regarding our executive compensation; and not to seek a non-binding advisory vote on executive compensation or golden parachute arrangements.

We may take advantage of these exemptions until we are no longer an emerging growth company. We would cease to be an emerging growth company upon the earliest of: (i) the last day of our fiscal year following the fifth anniversary of the date of this initial public offering; (ii) the last day of the fiscal year after our annual gross revenues are $1.235 billion or more; (iii) the date on which we have during the previous three-year period, issued more than $1 billion in non-convertible debt securities; or (iv) the date on which we are deemed to be a large accelerated filer under the rules of the SEC.

Even after we no longer qualify as an emerging growth company, we may still qualify as a “smaller reporting company,” as defined in Rule 12b-2 in the Exchange Act, which would allow us to take advantage of many of the same exemptions from disclosure requirements, including not being required to provide an auditor attestation of our internal control over financial reporting and reduced disclosure regarding our executive compensation arrangements in our periodic reports and proxy statements.

We cannot predict whether investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may a less active trading market for our common stock, and our stock price may be more volatile or decline.

Our directors, executive officers and greater than 10% shareholders will have the ability to influence significant corporate activities after the completion of this offering and their interests may not coincide with yours.

As of March 31, 2025, our directors, executive officers and principal shareholders (ten percent (10%) or greater shareholders) beneficially owned an aggregate of 1,812,585 shares of our common stock, or approximately 22.91% of our issued and outstanding shares of common stock. Following the completion of this offering, that same group will beneficially own in the aggregate approximately 17.23% of our outstanding common stock (or 16.61% if the underwriters exercise in full their option to purchase additional shares). Consequently, our directors, executive officers and principal shareholders will be able to influence our affairs and policies, including the outcome of the election of directors and the potential outcome of other matters submitted to a vote of our shareholders, such as mergers, the sale of substantially all of our assets and other extraordinary corporate matters. This influence may also have the effect of delaying or preventing changes of control or changes in management, or limiting the ability of our other shareholders to approve transactions that they may deem to be in the best interests of our Company. The interests of these insiders could conflict with the interests of our other shareholders, including you.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. We may be unable to attract or sustain research coverage by securities and industry analysts. If no securities or industry analysts commence coverage of our company, the trading price for our stock would be negatively impacted. If we obtain securities or industry analyst coverage and if one or more of the analysts who covers us downgrades our stock or publishes inaccurate or unfavorable research about our business, our stock price would likely decline. If we fail to meet the expectations of analysts for our operating results, our stock price would likely decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, demand for our stock could decrease, which could cause our stock price and trading volume to decline.

We may not pay dividends on our common stock in the future, and our ability to pay dividends is subject to certain restrictions.

Holders of our common stock are entitled to receive only such dividends as our board of directors may declare out of funds legally available for such payments. We have never paid dividends on our common stock and have no current intention of paying any dividends on our common stock in the future. The Company’s ability to pay dividends is dependent on the Bank paying dividends to the Company. The ability of the Bank to declare a cash dividend to the Company is subject to California law, which restricts the amount available for cash dividends to the lesser of a bank’s retained earnings or net income for its last three fiscal years (less any distributions to shareholders made during such period). Where the above test is not met, cash dividends may still be paid, with the prior approval of the DFPI, in an amount not exceeding the greatest of (1) retained earnings of the bank; (2) the net income of the bank for its last fiscal year; or (3) the net income of the bank for its current fiscal year. Further, the Bank may not pay a dividend to the Company if, after the payment of the dividend, the Bank would be undercapitalized pursuant to the FDIC’s prompt corrective active framework. In addition, under the Basel III Capital Rules, the Bank must maintain the required capital conservation buffer to avoid becoming subject to restrictions on certain capital distributions, including paying dividends to the Company. Finally, as a bank holding company our ability to declare and pay dividends is dependent on federal regulatory considerations, including the guidelines of the Federal Reserve regarding capital adequacy and dividends. It is the policy of the Federal Reserve that bank holding companies should generally pay dividends on common stock only out of earnings, and only if prospective earnings retention is consistent with the organization’s expected future needs, asset quality and financial condition, and that bank holding companies should inform and consult with the Federal Reserve in advance of declaring and paying a dividend that exceeds earnings for the period for which the dividend is being paid. Accordingly, if we undertake a balance sheet repositioning and incur an unrealized pre-tax loss, such a loss would negatively impact the ability of the Bank to pay dividends to the Company and the Company’s ability to pay dividends to our shareholders.

The holders of our debt obligations and preferred stock will have priority over our common stock with respect to payment in the event of liquidation, dissolution or winding up and with respect to the payment of interest and dividends, and our common stock is effectively subordinated to all the indebtedness and other non-common equity claims against our subsidiaries.

In any liquidation, dissolution or winding up of the Company, our common stock would rank below all claims of debt holders against us as well as any preferred stock that has been issued. As of March 31, 2025, we had an aggregate of $22.0 million of subordinated notes outstanding, net of debt issuance costs, and we did not have any outstanding preferred stock. We could incur such debt obligations or issue preferred stock in the future to raise additional capital. In such event, holders of our common stock will not be entitled to receive any payment or other distribution of assets upon the liquidation, dissolution or winding up of the Company until after all of our obligations to the debt holders are satisfied and holders of subordinated debt and senior equity securities, including preferred shares, if any, have received any payment or distribution due to them. In addition, we will be required to pay interest on the subordinated notes and dividends on any preferred stock before we will be able to pay any dividends on our common stock. Furthermore, our right to participate in a distribution of assets upon any of our subsidiaries’ liquidation or reorganization is subject to the prior claims of that subsidiary’s creditors, including holders of any preferred stock of that subsidiary.

California law and the provisions of our articles of incorporation and amended and restated bylaws may have an anti-takeover effect, and there are substantial regulatory limitations on changes of control of bank holding companies.

California corporate law and provisions of our articles of incorporation, as amended, and our third amended and restated bylaws, could make it more difficult for a third party to acquire us, even if doing so would be perceived to be beneficial by our shareholders. Furthermore, with certain limited exceptions, federal regulations prohibit a person or company or a group of persons deemed to be “acting in concert” from, directly or indirectly, acquiring 10% or more (5% or more if the acquirer is a bank holding company) of any class of our voting stock or obtaining the ability to control in any manner the election of a majority of our directors or otherwise direct the management or policies of our Company without prior notice or application to and the approval of the Federal Reserve. Accordingly, prospective investors must comply with these requirements, if applicable, in connection with any purchase of shares of our common stock. Collectively, provisions of our articles of incorporation and amended and restated bylaws and other statutory and regulatory provisions may delay, prevent or deter a merger, acquisition, tender offer, proxy contest or other transaction that might otherwise result in our shareholders receiving a premium over the market price for their common stock. Moreover, the combination of these provisions effectively inhibits certain business combinations, which, in turn, could adversely affect the market price of our common stock.

An investment in our common stock is not an insured deposit.

An investment in our common stock is not a bank deposit and, therefore, is not insured against loss by the FDIC, any other deposit insurance fund or by any other public or private entity. Investment in our common stock is inherently risky for the reasons described herein, and is subject to the same market forces that affect the price of common stock in any company. As a result, if you acquire our common stock, you could lose some or all of your investment.

The requirements of being a public company may strain our resources and divert management’s attention.

As a public company, we will incur significant legal, accounting, insurance and other expenses. We will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act and applicable securities rules and regulations. These laws and regulations increase the scope, complexity and cost of corporate governance, reporting and disclosure practices over those of non-public or non-reporting companies. Despite our conducting business in a highly regulated environment, these laws and regulations have different requirements for compliance than we have experienced prior to becoming a public company. Among other things, the Exchange Act requires that we file annual, quarterly and current reports with respect to our business and operating results and maintain effective disclosure controls and procedures and internal control over financial reporting. As a Nasdaq listed company, we will be required to prepare and file proxy materials which meet the requirements of the Exchange Act and the SEC’s proxy rules. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly, and increase demand on our systems and resources, particularly after we are no longer an “emerging growth company” as defined in the JOBS Act. In order to maintain, appropriately document and, if required, improve our disclosure controls and procedures and internal control over financial reporting to meet the standards required by the Sarbanes-Oxley Act, significant resources and management oversight may be required. As a result, management’s attention may be diverted from other business concerns, which could harm our business and operating results. Additionally, any failure by us to file our periodic reports with the SEC in a timely manner could harm our reputation and cause our investors and potential investors to lose confidence in us, and restrict trading in, and reduce the market price of, our common stock, and potentially impact our ability to access the capital markets.

If we fail to design, implement and maintain effective internal control over financial reporting or remediate any future material weakness in our internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.

Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Effective internal control over financial reporting is necessary for us to provide reliable reports and prevent fraud. We may not be able to identify all significant deficiencies and/or material weaknesses in our internal control over financial reporting in the future, and our failure to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act could have an adverse effect on our business, financial condition and results of operations.

In the normal course of our operations, we may identify deficiencies that would have to be remediated to satisfy the SEC rules for certification of our internal control over financial reporting. A material weakness is defined by the standards issued by the PCAOB, as a deficiency, or combination of deficiencies, in internal control over financial reporting that results in a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. As a consequence, we would have to disclose in periodic reports we file with the SEC any material weakness in our internal control over financial reporting. The existence of a material weakness would preclude management from concluding that our internal control over financial reporting is effective and, when we cease to be an emerging growth company under the JOBS Act, preclude our independent registered public accounting firm from rendering their report addressing an assessment of the effectiveness of our internal control over financial reporting. In addition, disclosures of deficiencies of this type in our SEC reports could cause investors to lose confidence in our financial reporting, and may negatively affect the market price of our common stock, and could result in the delisting of our securities from the securities exchanges on which they trade. Moreover, effective internal controls are necessary to produce reliable financial reports and to prevent fraud. If we have deficiencies in our disclosure controls and procedures or internal control over financial reporting, such deficiencies could have an adverse effect on our business, financial condition or results of operations.

General Risk Factors

We are dependent on our management team and key employees.

Our success depends, in large part, on the retention of our management team and key employees. Our management team and other key employees, including those who conduct our loan origination and other business development activities, have significant industry experience. We cannot ensure that we will be able to retain the services of any members of our management team or other key employees. Though we have employment agreements in place with certain members of our management team they may still elect to leave or retire at any time. The loss of any of our management team or our key employees could adversely affect our ability to execute our business strategy, and we may not be able to find adequate replacements on a timely basis, or at all.

Our future success also depends on our continuing ability to attract, develop, motivate and retain key employees. Qualified individuals are in high demand, and we may incur significant costs to attract and retain them. Because the market for qualified individuals is highly competitive, we may not be able to attract and retain qualified officers or candidates. Failure to attract and retain a qualified management team and qualified key employees could have an adverse effect on our business, financial condition and results of operations.

Our business and operations could be negatively affected by a transition to a new Chief Executive Officer.

We depend upon all of our executive officers to direct our business strategy and operations. Mark Mordell, our Chairman, President and Chief Executive Officer, has served as our CEO since 2012 and he has discussed with our board of directors (the “Board”), given his tenure, his eventual retirement. Although his retirement is not imminent and Mr. Mordell has not provided our Board with any specific date for when he intends to retire from his position as our CEO, our Board believes it is prudent to work with Mr. Mordell to ensure an orderly and timely transition to a new and qualified CEO and to prepare for his eventual retirement. The Board has incentivized Mr. Mordell to facilitate a successful CEO succession plan by the end of the second quarter of 2027. In connection therewith, on June 19, 2024, we provided a restricted stock grant of 53,763 shares of common stock to Mr. Mordell. This restricted stock grant will vest in full provided that both (i) Mr. Mordell has not been terminated by the Company for cause or voluntarily resigned prior to the third (3rd) anniversary year of the grant date and (ii) Mr. Mordell has successfully executed a CEO succession plan, which includes, without limitation (a) identification of successor CEO candidates; (b) vetting of potential CEO candidates; (c) negotiation and preparation of a CEO compensation package and (d) employment of a successor CEO (the “Performance Condition”). The Performance Condition may be waived by the Board in its sole discretion. The Board’s and Mr. Mordell’s current intent is to have Mr. Mordell continue to serve as the Company’s Chairman of the Board even if he eventually retires as our CEO.

A transition to a new CEO, even if successful, could negatively affect our business strategy, growth plans, relationships with other members of executive management and with customers. As a result, our ability to successfully transition to a new CEO could have an adverse effect on our business, financial condition or results of operations.

Our success is largely dependent upon our ability to successfully execute our business strategy.

There can be no assurance that we will be able to continue to grow and to remain profitable in future periods, or, if profitable, that our overall earnings will remain consistent with our prior results of operations, or increase in the future. A downturn in economic conditions in our market locally or nationally, particularly in the real estate market, heightened competition from other financial services providers, an inability to retain or grow our core deposit base, regulatory and legislative considerations, and failure to attract and retain high-performing talent, among other factors, could limit our ability to grow assets, or increase profitability, as rapidly as we have in the past. Sustainable growth requires that we manage our risks by following prudent loan underwriting standards, balancing loan and deposit growth without materially increasing interest rate risk or compressing our net interest margin, maintaining more than adequate capital at all times, managing a growing number of customer relationships, scaling technology platforms, hiring and retaining qualified employees and successfully implementing our strategic initiatives. We must also successfully implement improvements to, or integrate, our management information and control systems, procedures and processes in an efficient and timely manner and identify deficiencies in existing systems and controls. In particular, our controls and procedures must be able to accommodate an increase in loan volume in various markets and the infrastructure that comes with expanding operations, including new branches. Our growth strategy may require us to incur additional expenditures to expand our administrative and operational infrastructure. If we are unable to effectively manage and grow our banking franchise, we may experience compliance and operational problems, have to slow the pace of growth, or have to incur additional expenditures beyond current projections to support such growth. We may not have, or may not be able to develop, the knowledge or relationships necessary to be successful in new markets. Our failure to sustain our historical rate of growth, adequately manage the factors that have contributed to our growth or successfully enter new markets could have an adverse effect on our earnings and profitability and, therefore on our business, financial condition and results of operations.

We may pursue strategic acquisitions in the future, and we may not be able to overcome risks associated with such transactions.

Although we plan to continue to grow our business organically, we may explore opportunities to invest in, or to acquire, other financial institutions and businesses that we believe would complement our existing business. Our investment or acquisition activities could be material to our business and involve a number of risks including the following:

●	investing time and incurring expense associated with identifying and evaluating potential investments or acquisitions and negotiating potential transactions, resulting in our attention being diverted from the operation of our existing business;

●	the lack of history among our management team in working together on acquisitions and related integration activities;

●	the time, expense and difficulty of integrating the operations and personnel of the combined businesses;

●	unexpected asset quality problems with acquired companies;

●	inaccurate estimates and judgments used to evaluate credit, operations, management and market risks with respect to the target institution or assets;

●	risks of impairment to goodwill or other-than-temporary impairment of investment securities;

●	potential exposure to unknown or contingent liabilities of banks and businesses we acquire;

●	an inability to realize expected synergies or returns on investment;

●	potential disruption of our ongoing banking business; and

●	loss of key employees or key customers following our investment or acquisition.

We may not be successful in overcoming these risks or other problems encountered in connection with potential investments or acquisitions. Our inability to overcome these risks could have an adverse effect on our ability to implement our business strategy and enhance shareholder value, which, in turn, could have an adverse effect on our business, financial condition and results of operations. Additionally, if we record goodwill in connection with any acquisition, our business, financial condition and results of operations may be adversely affected if that goodwill is determined to be impaired, which would require us to take an impairment charge.

New lines of business, products, product enhancements or services may subject us to additional risk.

From time to time, we may implement new lines of business or offer new products and product enhancements as well as new services within our existing lines of business. There are substantial risks and uncertainties associated with these efforts. In developing, implementing or marketing new lines of business, products, product enhancements or services, we may invest significant time and resources. We may underestimate the appropriate level of resources or expertise necessary to make new lines of business or products successful or to realize their expected benefits. We may not achieve the milestones set in initial timetables for the development and introduction of new lines of business, products, product enhancements or services, and price and profitability targets may not prove feasible. External factors, such as compliance with regulations, competitive alternatives and shifting market preferences, may also impact the ultimate implementation of a new line of business or offerings of new products, product enhancements or services. Any new line of business, product, product enhancement or service could have a significant impact on the effectiveness of our system of internal controls. We may also decide to discontinue businesses or products, due to lack of customer acceptance or unprofitability. Failure to successfully manage these risks in the development and implementation of new lines of business or offerings of new products, product enhancements or services could have an adverse effect on our business, financial condition and results of operations.

Our reputation is critical to our business, and damage to it could have an adverse effect on us.

A key differentiating factor for our business is the strong reputation we are building in our markets. Maintaining a positive reputation is critical to attracting and retaining customers and employees. Adverse perceptions of us could make it more difficult for us to execute on our strategy. Harm to our reputation can arise from many sources, including actual or perceived employee misconduct, errors or misconduct by our third party vendors or other counterparties, litigation or regulatory actions, our failure to meet our high customer service and quality standards and compliance failures.

In particular, it is not always possible to prevent employee error or misconduct, and the precautions we take to prevent and detect this activity may not be effective in all cases. Because the nature of the financial services business involves a high volume of transactions, certain errors may be repeated or compounded before they are discovered and successfully rectified. Our necessary dependence upon processing systems to record and process transactions and our large transaction volume may further increase the risk that employee errors, tampering or manipulation of those systems will result in losses that are difficult to detect. Employee error or misconduct could also subject us to financial claims. If our internal control systems fail to prevent or detect an occurrence, or if any resulting loss is not insured, exceeds applicable insurance limits or if insurance coverage is denied or not available, it could have an adverse effect on our business, financial condition and results of operations.

Additionally, as a financial institution, we are inherently exposed to operational risk in the form of theft and other fraudulent activity by employees, customers and other third parties targeting us and our customers or data. Such activity may take many forms, including check fraud, electronic fraud, wire fraud, phishing, social engineering and other dishonest acts. Although we devote substantial resources to maintaining effective policies and internal controls to identify and prevent such incidents, given the increasing sophistication of possible perpetrators, we may experience financial losses or reputational harm as a result of fraud.

Negative publicity about us, whether or not accurate, may also damage our reputation, which could have an adverse effect on our business, financial condition and results of operations.

Our operations could be interrupted if our third-party service providers experience difficulty, terminate their services or fail to comply with banking regulations.

We outsource some of our operational activities and accordingly depend on relationships with third-party providers for services such as core systems support, informational website hosting, internet services, online account opening and other processing services. Our business depends on the successful and uninterrupted functioning of our information technology and telecommunications systems, many of which also depend on third party providers. The failure of these systems, a cybersecurity breach involving any of our third-party service providers or the termination or change in terms of a third-party software license or service agreement on which any of these systems is based could interrupt our operations. Because our information technology and telecommunications systems interface with and depend on third-party systems, we could experience service denials if demand for such services exceeds capacity or such third-party systems fail or experience interruptions. Replacing vendors or addressing other issues with our third-party service providers could entail significant delay, expense and disruption of service.

As a result, if these third-party service providers experience difficulties, are subject to cybersecurity breaches, or terminate their services, and we are unable to replace them with other service providers, particularly on a timely basis, our operations could be interrupted. If an interruption were to continue for a significant period of time, our business, financial condition and results of operations could be adversely affected. Even if we are able to replace third-party service providers, it may be at a higher cost to us, which could adversely affect our business, financial condition and results of operations.

Furthermore, third-party service providers, and banking organizations’ relationships with those providers, are subject to demanding regulatory requirements and attention by bank regulators. Our regulators may hold us responsible for any deficiencies in our oversight or control of our third-party service providers and in the performance of the parties with which we have these relationships. As a result, if our regulators assess that we have not exercised adequate oversight and control over our third-party service providers or that such providers have not performed adequately, we could be subject to administrative penalties, fines or other forms of regulatory enforcement action as well as requirements for consumer remediation, any of which could have an adverse effect on our business, financial condition and results of operations.

System failure or cybersecurity breaches of our network security could subject us to increased operating costs as well as litigation, damage to our reputation and other potential losses.

Failures in, or breaches of, our computer systems and network infrastructure, or those of our third-party vendors or other service providers or our customers, including as a result of cyber attacks, could disrupt our business, result in the disclosure or misuse of confidential or proprietary information, damage our reputation, increase our costs and cause losses. Our operations are dependent upon our ability to protect our computer equipment against damage from fire, power loss, telecommunications failure or a similar catastrophic event. Any damage or failure that causes an interruption in our operations could have an adverse effect on our business, financial condition and results of operations. In addition, our operations are dependent upon our ability to protect our computer systems and network infrastructure, including our digital banking activities, against damage from physical break-ins, cybersecurity breaches and other disruptive problems caused by the internet or other users. Cybersecurity breaches and other disruptions would jeopardize the security of information stored in and transmitted through our computer systems and network infrastructure, which may result in significant liability to us and damage to our reputation, and may discourage current and potential customers from using our digital banking services. Our security measures, including firewalls and penetration testing, may not prevent or detect future potential losses from system failures or cybersecurity breaches.

In the normal course of business, we collect, process, and retain sensitive and confidential information regarding our customers. Although we devote significant resources and management focus to ensuring the integrity of our systems through information security and business continuity programs, our facilities and systems, and those of our third-party service providers, are vulnerable to external or internal security breaches, acts of vandalism, computer viruses, misplaced or lost data, programming or human errors, or other similar events. We and our third-party service providers have experienced these types of events in the past and expect to continue to experience them in the future. These events could interrupt our business or operations, result in significant legal and financial exposure, supervisory liability, regulatory enforcement action, damage to our reputation, loss of customers and business or a loss of confidence in the security of our systems, products and services. The techniques used in cyber attacks change rapidly and are increasingly sophisticated, including through the use of generative artificial intelligence and deepfakes, and we expect in the future through the use of quantum computing, and we may not be able to anticipate cyber attacks or data security breaches. Any of these occurrences could have an adverse effect on our business, financial condition and results of operations.

Information security risks for financial institutions like us have increased recently in part because of new technologies, the use of the internet and telecommunications technologies (including mobile devices) to conduct financial and other business transactions and the increased sophistication and activities of organized crime, perpetrators of fraud, hackers, terrorists and others. In addition to cyber attacks or other security breaches involving the theft of sensitive and confidential information, hackers recently have engaged in attacks against large financial institutions that are designed to disrupt key business services, such as consumer-facing web sites. We are not able to anticipate or implement effective preventive measures against all security breaches of these types, especially because the techniques used change frequently and because attacks can originate from a wide variety of sources. Our early detection and response mechanisms may be thwarted by sophisticated attacks and malware designed to avoid detection.

The development and use of artificial intelligence present risks and challenges that may adversely impact our business.

We intend to selectively incorporate AI technology in certain business processes, fraud detections, services or products, including technologies that process sensitive financial and/or personal data. For example, as an initial step, we currently use a software product with AI technology to enhance our fraud detection capabilities for our customers’ banking activity. We have also selectively employed AI technologies to assist in drafting standardized documents and communications, and to search information on the internet. Furthermore, our third-party vendors, clients or counterparties may develop or incorporate AI technology in their business processes, services or products.

The development and use of AI present a number of risks and challenges to our business. The legal and regulatory environment relating to AI is uncertain and rapidly evolving and includes regulation targeted specifically at AI as well as provisions in intellectual property, privacy, consumer protection, employment and other laws applicable to the use of AI. These evolving laws and regulations could require changes in our implementation of AI technology and increase our compliance costs and the risk of non-compliance, including in relation to data privacy and security requirements under laws such as the Gramm-Leach-Bliley-Act (“GLBA”), which mandates the protection of consumer financial information.

AI models, particularly generative AI models, may produce output or take action that is incorrect, that results in the release of private, confidential or proprietary information, that reflects biases included in the data on which they are trained, that produces output that is, or is perceived to be, discriminatory or unfair, that infringes on the intellectual property rights of others, or that is otherwise harmful.

While we have policies prohibiting our employees from using non-approved generative AI applications or websites on the Company or the Bank’s network, there can be no assurances that our employees will adhere to these policies or that such policies will be effective in mitigating the risks associated with using AI technology. Furthermore, although we have not authorized the use of any AI tools with personally identifiable or nonpublic information, employees may intentionally or inadvertently violate our policy by using personally identifiable or nonpublic information, including sensitive client information, with AI technologies.

Since personally identifiable or nonpublic information may be used with such technologies, there is a risk that these technologies generate output that improperly discloses such personally identifiable or nonpublic information. The use of personally identifiable or nonpublic information could result in a violation of certain laws, including data privacy laws and the data privacy and security requirements of the GLBA, exposing us to legal liability or regulatory penalties. In addition, the complexity of many AI models makes it challenging to understand why they are generating particular outputs. This limited transparency increases the challenges associated with assessing the proper operation of AI models, understanding and monitoring the capabilities of the AI models, ensuring adherence to our privacy policies, reducing erroneous output, eliminating bias and discrimination and complying with regulations that require documentation or explanation of the basis on which decisions are made. Further, we may rely on AI models developed by third parties, and, to that extent, would be dependent in part on the manner in which those third parties develop and train their models, including risks arising from the inclusion of any unauthorized material in the training data for their models, and the effectiveness of the steps these third parties have taken to limit the risks associated with the output of their models, matters over which we may have limited visibility.

Any of these risks could expose us to liability or adverse legal or regulatory consequences and harm our reputation and the public perception of our business or the effectiveness of our security measures, which could have an adverse effect on our business, financial condition or results of operations.

Our ability to conduct our business could be disrupted by natural or man-made disasters, including pandemic viruses.

All of our offices, and a significant portion of the real estate securing loans we make, and our borrowers’ business operations in general, are located in California. California has had and will continue to have major earthquakes in areas where a significant portion of the collateral and assets of our borrowers are concentrated, including the Bay Area. California is also prone to fires, mudslides, floods and other natural disasters. Additionally, acts of terrorism, pandemic viruses (including COVID-19 and bird flu), war, terrorism, civil unrest, violence, or other man-made disasters could also cause disruptions to our business or to the economy as a whole. The occurrence of natural or man-made disasters could destroy, or cause a decline in the value of, mortgaged properties or other assets that serve as our collateral and increase the risk of delinquencies, defaults, foreclosures and losses on our loans, damage our banking facilities and offices, negatively impact regional economic conditions, adversely affect our customers, result in a decline in loan demand and loan originations, result in drawdowns of deposits by customers impacted by disasters and negatively impact the implementation of our growth strategy. Natural or man-made disasters could also disrupt our business operations more generally. We have implemented a business continuity program that allows us to move critical functions to a backup data center in the event of a catastrophe. Although this program has been tested, we cannot guarantee its effectiveness in any disaster scenarios. Regardless of the effectiveness of our disaster recovery and business continuity plan, the occurrence of any natural or man-made disaster could have an adverse effect on our business, financial condition and results of operations.

Litigation and regulatory actions, including possible enforcement actions, could subject us to significant fines, penalties, judgments or other requirements resulting in increased expenses or restrictions on our business activities.

In the normal course of business, from time to time, we have in the past been and may in the future be named as a defendant in various legal actions, arising in connection with our current and/or prior business activities. Legal actions could include claims for substantial compensatory or punitive damages or claims for indeterminate amounts of damages. Further, in the future our regulators may impose consent orders, civil money penalties, matters requiring attention, or similar types of supervisory criticism. We may also, from time to time, be the subject of subpoenas, requests for information, reviews, investigations and proceedings (both formal and informal) by governmental agencies regarding our current and/or prior business activities. Any such legal or regulatory actions may subject us to substantial compensatory or punitive damages, significant fines, penalties, obligations to change our business practices or other requirements resulting in increased expenses, diminished income and damage to our reputation. Our involvement in any such matters, whether tangential or otherwise and even if the matters are ultimately determined in our favor, could also cause significant harm to our reputation and divert management attention from the operation of our business. Further, any settlement, consent order or adverse judgment in connection with any formal or informal proceeding or investigation by government agencies may result in litigation, investigations or proceedings as other litigants and government agencies begin independent reviews of the same activities. As a result, the outcome of legal and regulatory actions could have an adverse effect on our business, financial condition and results of operations.

We are subject to an extensive body of accounting rules and best practices. Periodic changes to such rules may change the treatment and recognition of critical financial line items.

The nature of our business makes us sensitive to the large body of accounting rules in the United States. From time to time, the governing bodies that oversee changes to accounting rules and reporting requirements may release new guidance for the preparation of our consolidated financial statements. These changes can materially impact how we record and report our financial condition and results of operations. In some instances, we could be required to apply a new or revised standard retroactively, resulting in the restatement of prior period financial statements. These changes could adversely affect our capital, regulatory capital ratios, ability to make larger loans, earnings and performance metrics. Any such changes could have an adverse effect on our business, financial condition and results of operations.

The accuracy of our consolidated financial statements and related disclosures could be affected if the judgments, assumptions or estimates used in our critical accounting policies are inaccurate.

The preparation of financial statements and related disclosures in conformity with GAAP requires us to make judgments, assumptions and estimates that affect the amounts reported in our consolidated financial statements and accompanying notes. Our critical accounting policies, which are included in the section captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus, describe those significant accounting policies and methods used in the preparation of our consolidated financial statements that we consider “critical” because they require judgments, assumptions and estimates that materially affect our consolidated financial statements and related disclosures. As a result, if future events or regulatory views concerning such analysis differ significantly from the judgments, assumptions and estimates in our critical accounting policies, those events or assumptions could have a material impact on our consolidated financial statements and related disclosures, in each case resulting in our possible need to revise or, if in error, restate prior period financial statements, cause damage to our reputation and the price of our common stock and could have an adverse effect on our business, financial condition and results of operations.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains, and future oral and written statements by us and our management may contain, forward-looking statements. These forward-looking statements represent plans, estimates, objectives, goals, guidelines, expectations, intentions, projections and statements of our beliefs concerning future events, business plans, objectives, expected operating results and the assumptions upon which those statements are based. Forward-looking statements include without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and are typically identified with words such as “may,” “could,” “should,” “will,” “would,” “believe,” “anticipate,” “estimate,” “expect,” “aim,” “strive,” “intend,” “plan” or words or phases of similar meaning. We caution that the forward-looking statements are based largely on our expectations and are subject to a number of known and unknown risks and uncertainties that are subject to change based on factors which are, in many instances, beyond our control. Such forward-looking statements are based on various assumptions (some of which may be beyond our control) and are subject to risks and uncertainties, which change over time, and other factors which could cause actual results to differ materially from those currently anticipated. Such risks and uncertainties include, but are not limited to:

●	uncertain market conditions and economic trends nationally, regionally and particularly in the Bay Area and California;

●	economic conditions affecting the venture capital and private equity industries, including any decline in overall portfolio company investment, merger and acquisition activity and other liquidity events affecting venture and private equity fund and their portfolio companies;

●	risks related to the concentration of our business in California, and specifically within the Bay Area, including risks associated with any downturn in the real estate sector;

●	our inability to successfully reposition our available-for-sale securities portfolio utilizing the proceeds from this offering;

●	incurrence of any losses in connection with any repositioning of our available-for-sale securities portfolio utilizing the proceeds from this offering;

●	the occurrence of significant natural disasters, including fires and earthquakes, and acts of war or terrorism;

●	our ability to conduct our business could be disrupted by natural or man-made disasters, including the effects of pandemic viruses;

●	changes in market interest rates that affect the pricing of our loans and deposits and our net interest income;

●	risks related to our strategic focus on lending to small to medium-sized businesses;

●	the sufficiency of the assumptions and estimates we make in establishing reserves for potential loan losses and the value of loan collateral and securities;

●	our ability to attract and retain executive officers and key employees and their customer and community relationships;

●	adverse changes in the financial performance and/or condition of our borrowers and, as a result, increased loan delinquency rates, deterioration in asset quality and losses in our loan portfolio;

●	the costs of and effects of legal and regulatory developments, including legal proceedings and lawsuits we are or may become subject to;

●	the results of regulatory examinations or reviews and the effect of and our ability to comply with, any regulations or regulatory orders or actions we are or may become subject to;

●	our level of nonperforming assets and the costs associated with resolving problem loans;

●	our ability to maintain adequate liquidity and to raise necessary capital to fund our growth strategy and operations or to meet increased minimum regulatory capital levels;

●	the effects of increased competition from a wide variety of local, regional, national and other providers of financial services;

●	technological changes and developments;

●	negative trends in our market capitalization and adverse changes in the price of our common stock;

●	risks associated with unauthorized access, cyber-crime and other threats to data security;

●	the effects of any acquisitions or dispositions we may make or evaluate, and the costs associated with any potential or actual acquisition or disposition;

●	our ability to comply with various governmental and regulatory requirements applicable to financial institutions, including supervisory actions by federal and state banking agencies;

●	the impact of recent and future legislative and regulatory changes, including changes in banking, accounting, securities and tax laws and regulations and their application by our regulators, and economic stimulus programs;

●	governmental monetary and fiscal policies, including the policies of the Federal Reserve and policies related to tariffs;

●	our ability to implement, maintain and improve effective internal controls;

●	our use of the net proceeds from this offering;

●	our success at managing any of the risks involved in the foregoing items; and

●	other factors that are discussed in the sections entitled “Risk Factors,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

The foregoing factors should not be considered exhaustive and should be read together with other cautionary statements that are included in this prospectus, including those discussed in the section entitled “Risk Factors.” New risks and uncertainties may emerge from time to time, and it is not possible for us to predict their occurrence or how they will affect us. If one or more of the factors affecting our forward-looking information and statements proves incorrect, then our actual results, performance or achievements could differ materially from those expressed in, or implied by, forward-looking information and statements contained in this prospectus. Therefore, we caution you not to place undue reliance on our forward-looking information and statements. We disclaim any duty to revise or update the forward-looking statements, whether written or oral, to reflect actual results or changes in the factors affecting the forward-looking statements, except as specifically required by law.

USE OF PROCEEDS

Based on the initial public offering price of $23.00 per share, we estimate that the net proceeds to us from this offering, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us, will be approximately $53.8 million, or approximately $62.2 million if the underwriters exercise their option to purchase additional shares from us in full.

We intend to use a substantial amount of the net proceeds to us from this offering to increase the capital of the Bank in order to support our organic growth strategies, including expanding our overall market share and our lending activities, strengthening our regulatory capital, the potential optimization of the balance sheet, which may include repositioning of a substantial portion of our available-for-sale securities portfolio, and for working capital and other general corporate purposes. We may temporarily invest funds that we do not immediately need for these purposes in investment securities.

We reserve the right to use the net proceeds we receive in this offering in any manner we consider to be appropriate. Although we do not contemplate changes in the proposed use of proceeds, to the extent we find that adjustment is required for other uses by reason of existing business conditions, the use of proceeds may be adjusted. The actual use of the proceeds of this offering could differ from those outlined above as a result of several factors including those set forth in the section entitled “Risk Factors” and elsewhere in this prospectus. Our management will have broad discretion in the application of the net proceeds from this offering, and investors will be relying on the judgment of our management regarding the application of the proceeds.

Potential Repositioning of our Available-for-Sale Securities Portfolio

A substantial portion of the proceeds from this offering may be used to execute a balance sheet restructuring through the repositioning of a substantial portion of our available-for-sale debt securities portfolio as well as the repayment of short-term borrowings and noncore funding. If the repositioning is executed, a portion of the net proceeds of this offering would be allocated to offset the negative impact on regulatory capital related to the repositioning. The objectives of a potential repositioning transaction would include improving our overall profitability, reducing borrowings and increasing the yield of our investment portfolio. Our board of directors and management will have broad discretion in the application of the net proceeds from this offering, and investors will be relying on the judgment of our board of directors and management with regard to the use of these net proceeds. Please see sections entitled “Risk Factors — ‘Risks Related to an Investment in our Common Stock and the Offering’ and ‘Risks Related to Our Business’” for additional information.

As of March 31, 2025, the fair value of the available-for-sale securities portfolio totaled $296.6 million with an unrealized loss of $65.6 million. The yield on the available-for-sale securities portfolio in the first quarter of 2025 was 2.40% with an effective duration of 6.2 years and average life of 7.6 years. The portfolio primarily consists of agency mortgage-backed securities and collateralized mortgage obligations, totaling 97% of the total portfolio.

If pursued, the timing and execution of any repositioning transaction will be dependent on market conditions. We anticipate that the repositioning could involve the following:

●	The sale of debt securities with a fair value of up to $280.2 million as of March 31, 2025, and an unrealized pre-tax loss of up to $64.5 million. Securities to be sold in a repositioning strategy are expected to have an average life and yield similar to the total available-for-sale portfolio.

●	The net proceeds from the sale of investment securities will primarily be invested in debt securities at current market yields of approximately 4.75% to 5.50%.

●	Some portion of the proceeds from the sale of investment securities may be used to repay short-term borrowings and noncore funding or held in cash at the Federal Reserve or other high-quality liquid cash alternatives. Short term borrowings had a cost of 4.56% as of March 31, 2025.

CAPITALIZATION

The following table sets forth our capitalization and regulatory capital ratios on a consolidated basis as of March 31, 2025:

●	on an actual basis; and

●	on a pro forma basis to give effect to the issuance and sale by us of 2,610,000 shares of common stock in this offering (assuming the underwriters do not exercise their option to purchase any additional shares to cover over-allotments, if any), and the receipt and application of the net proceeds from the sale of these shares at the initial public offering price of $23.00 per share after deducting underwriting discounts and commissions and the estimated offering expenses payable by us.

The following should be read together with the sections entitled “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Selected Historical Financial Data” and our consolidated financial statements and accompanying notes that are included elsewhere in this prospectus.

	As of March 31, 2025
(in thousands)	Actual	Pro Forma
Cash and cash equivalents	125,001	178,803

Total Liabilities:
Total Deposits	1,929,488	1,929,488
Subordinated debt, net	22,000	22,000
Short-term borrowings	155,000	155,000
Accrued interest payable and other liabilities	16,815	16,815
Total liabilities	2,123,303	2,123,303
Shareholders’ equity:
Preferred stock, no par value; 5,000,000 shares authorized, no shares issued and outstanding at March 31, 2025 and no shares issued and outstanding on pro forma basis	0	0
Common stock, no par value; 15,000,000 shares authorized[1]; 7,912,184 shares issued and outstanding at March 31, 2025 and 10,522,184 shares issued and outstanding on pro forma basis.	106,839	160,641
Retained earnings	136,139	136,139
Accumulated other comprehensive (loss) income, net of taxes	(46,359)	(46,359)
Total shareholders’ equity	196,619	$250,421
Book value per share	$24.85	$23.80
Capital ratios:
Tier 1 leverage	10.39%	12.40%
Common equity Tier 1 capital	11.10	13.56
Tier 1 risk-based capital	11.10	13.56
Total risk-based capital	12.86	15.32
Tangible common equity ratio	8.48	10.55

[1]	On May 20, 2025, the Company’s shareholders approved an amendment to the Company’s Articles of Incorporation to increase the authorized shares of common stock from fifteen million (15,000,000) shares to twenty-five million (25,000,000) shares and such amendment was effected on May 21, 2025 upon filing of the certificate of charter amendment with the California Secretary of State.

DILUTION

If you invest in our common stock, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share of our common stock in this offering and the net tangible book value per share of common stock upon completion of this offering.

Book value per common share represents the amount of common equity divided by the number of shares of common stock outstanding. Our net book value as of March 31, 2025 was $196.6 million, or $24.85 per share of common stock, based upon 7,912,184 shares of common stock outstanding as of such date. There were no intangible assets as of March 31, 2025.

After giving effect to the sale of 2,610,000 shares of our common stock by us at the initial public offering price of $23.00 per share, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our net book value as of March 31, 2025 would have been approximately $250.4 million, or approximately $23.80 per share of common stock. This represents an immediate decrease in net tangible book value of $1.05 per share to existing common shareholders, and an immediate accretion of $0.80 per share to investors participating in this offering.

The following table illustrates this accretion on a per share basis:

Initial public offering price per share		$23.00
Net tangible book value per share at March 31, 2025	$24.85
Decrease in net tangible book value per share attributable to this offering	(1.05)

As adjusted tangible book value per share after this offering		23.80

Accretion in net tangible book value per share to new investors		$0.80

If the underwriters exercise in full their option to purchase additional shares of our common stock in this offering, based on the initial public offering price of $23.00 per share, the as adjusted net tangible book value after this offering would be $23.71 per share, the decrease in net tangible book value to existing shareholders would be $1.14 per share and the accretion to new investors would be $0.71 per share.

The following table summarizes, as of March 31, 2025, the differences between our existing shareholders and new investors with respect to the number of shares of our common stock purchased from us, the total consideration paid and the average price per share paid. The calculations with respect to shares purchased by new investors in this offering is based on the initial offering price of $23.00 per share, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased		Total Consideration		Average Price
	Number	Percentage	Amount	Percentage	Per Share
Existing shareholders as of March 31, 2025	7,912,184	75.2%	106,839	64.0%	$13.50
New Investors	2,610,000	24.8%	60,030	36.0%	$23.00
Total	10,522,184	100.0%	166,869	100.0%	$15.86

If the underwriters exercise their option to purchase additional shares in full, then our pro forma net tangible book value of our common stock as of March 31, 2025, would be approximately $258.8 million, or $23.71 per share, representing an immediate decrease in net tangible book value to our existing shareholders of approximately $1.14 per share and immediate accretion in net tangible book value to investors purchasing shares in this offering of approximately $0.71 per share.

The table above excludes 129,788 aggregate shares of our common stock reserved for issuance in connection with equity awards available for issuance under our 2022 Equity Incentive Plan, as amended (the “2022 Plan”) as of March 31, 2025. If equity awards are issued under our 2022 Plan, investors purchasing in this offering will experience further dilution.

MARKET FOR THE COMMON STOCK AND DIVIDEND POLICY

Market for Common Stock

Existing shares of our common stock are quoted on the Pink Open Market operated by the OTC Markets Group, Inc. (the “Pink Market”) under the symbol “AVBH.” As of July 18, 2025, there were approximately 472 holders of record of our common stock. Upon completion of the offering, we expect that shares of our common stock will be traded on the Nasdaq Global Select Market under the symbol “AVBH.”

The following table sets forth the high and low bid prices for shares of our common stock for the periods indicated, as obtained from the Pink Market. These reported market quotations reflect inter-dealer prices, without retail mark-up, markdown or commission and may not necessarily represent actual transactions.

Fiscal Year Ending December 31, 2025	High	Low
Third Quarter (to August 7, 2025)	$24.10	20.24
Second Quarter	23.29	$19.75
First Quarter	26.59	20.15

Fiscal Year Ending December 31, 2024	High	Low
Fourth Quarter	$22.49	$19.32
Third Quarter	19.99	18.16
Second Quarter	19.30	18.30
First Quarter	21.70	18.45

Fiscal Year Ending December 31, 2023	High	Low
Fourth Quarter	$22.00	$20.30
Third Quarter	22.00	16.01
Second Quarter	16.84	13.25
First Quarter	22.80	10.70

Although our shares have been quoted on the Pink Market, the prices at which such transactions occurred may not necessarily reflect the price that would be paid for our common stock in a more active market. We anticipate that this offering and the listing of our common stock on the Nasdaq Global Select Market will result in a more active trading market for our common stock. However, we cannot assure you that a liquid trading market for our common stock will develop or be sustained after this offering. You may not be able to sell your shares quickly or at the market price if trading in our common stock is not active. See section entitled “Underwriting” for more information regarding our arrangements with the underwriters.

Dividend Policy

Holders of our common stock are entitled to receive dividends only when, as and if declared by our board of directors out of funds legally available for dividends.

We have never declared or paid any cash dividends on our capital stock and do not anticipate paying any cash dividends in the foreseeable future. We currently expect to retain future earnings, if any, to finance the growth and development of our business. Any future determination to declare cash dividends will be made at the discretion of our board of directors, subject to applicable federal and state laws, and will depend on a number of factors, including our financial condition, results of operations, capital requirements, contractual restrictions, general business conditions, and other factors that our board of directors may deem relevant. See section entitled “Supervision and Regulation — Dividends and Stock Repurchases.”

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations at and for the three months ended March 31, 2025 and 2024, and at and for the years ended December 31, 2024 and 2023 should be read in conjunction with our consolidated financial statements and the accompanying notes included elsewhere in this prospectus. This discussion and analysis contains forward-looking statements that are subject to certain risks and uncertainties and are based on certain assumptions that we believe are reasonable but may prove to be inaccurate. Certain risks, uncertainties and other factors, including those set forth under sections entitled “Cautionary Note Regarding Forward-Looking Statements,” “Risk Factors” and elsewhere in this prospectus, may cause actual results to differ materially from those projected results discussed in the forward-looking statements appearing in this discussion and analysis. We assume no obligation to update any of these forward-looking statements.

The following discussion presents management’s perspective on our results of operations and financial condition on a consolidated basis. However, because we conduct all of our material business operations through our bank subsidiary, Avidbank, the discussion and analysis relates to activities primarily conducted by the Bank.

Company Overview

Avidbank Holdings is a bank holding company headquartered in San Jose, California that operates through our wholly owned subsidiary, Avidbank (the “Bank”), a California state-chartered bank. Avidbank Holdings is registered under the Bank Holding Company Act of 1956, as amended. Avidbank Holdings was incorporated under the laws of the State of California in 2007 for the principal purpose of engaging in activities permitted for a bank holding company. As a bank holding company, Avidbank Holdings is authorized to engage in the activities permitted under the Bank Holding Company Act of 1956, as amended, and the regulations thereunder. Avidbank Holdings owns 100% of the issued and outstanding common shares of the Bank.

We specialize in commercial and industrial lending, commercial real estate lending, real estate construction, venture lending, structured finance, asset-based lending, sponsor finance, and fund finance. In addition to providing products and services, the Bank emphasizes the establishment of long-standing relationships with its customers and regularly modifies the products and services it offers to meet the unique demands of its customers. Our mission is to collaborate with our customers to meet their individual and business banking needs. We aim to consistently deliver value that exceeds our clients’ expectations.

Key Factors Affecting Our Business

Public Company Costs

Following the completion of this offering, we expect to incur additional costs associated with operating as a public company. We expect that these costs will include additional personnel, legal, consulting, regulatory, insurance, accounting, investor relations and other expenses that we did not incur as a private company.

The Sarbanes-Oxley Act, as well as rules adopted by the SEC, the FDIC, the DFPI and national securities exchanges, requires public companies to implement specified corporate governance practices that are currently inapplicable to us as a private company. These additional rules and regulations will increase our legal, regulatory and financial compliance costs and will make some activities more time-consuming and costly.

Interest Rates

Net interest income is the most significant contributor to our net income and is the difference between the interest and fees earned on interest-earning assets and the interest expense incurred in connection with interest-bearing liabilities. Net interest income is primarily a function of the average balances and yields of these interest-earning assets and interest-bearing liabilities. These factors are influenced by internal considerations such as product mix and risk appetite as well as external influences such as economic conditions, competition for loans and deposits and market interest rates.

The cost of our deposits and short-term borrowings is primarily based on short-term interest rates, which are largely driven by the Federal Reserve’s actions and market competition. The yields generated by our loans and securities are typically affected by short-term and long-term interest rates, which are driven by market competition and market rates often impacted by the Federal Reserve’s actions and economic conditions. The level of net interest income is influenced by movements in such interest rates and the pace at which such movements occur.

Noninterest Income

Noninterest income is also a contributor to our net income. Noninterest income consists primarily of service charges on deposit accounts, foreign exchange income, earnings on bank owned life insurance, our net gains on the sale of investment securities and loans and other fee income including warrant and success fee income, and other miscellaneous fees.

Noninterest Expense

Noninterest expense includes salaries and employee benefits, occupancy and equipment, data processing, professional fees, FDIC insurance assessment, legal and professional fees, and other expenses. In evaluating our level of noninterest expense, we closely monitor our efficiency ratio. The efficiency ratio is calculated by dividing noninterest expense by net interest income plus noninterest income. We continue to seek to identify ways to streamline our business and operate more efficiently.

Credit Quality

Our loan policies and underwriting practices have historically resulted in low levels of charge-offs and nonperforming assets. Based upon selective deal origination and strong portfolio management, we will maintain the credit quality of our loan portfolio. However, credit trends in the markets in which we operate are largely impacted by economic conditions beyond our control. Negative trends affecting our clients’ performance could adversely impact our financial condition.

Competition

The industry and businesses in which we operate are highly competitive. We may see increased competition through more aggressive interest rates, underwriting standards, product offerings and structure. While we seek to maintain an appropriate return on our investments, we anticipate that we will experience continued pressure on our net interest margins as we operate in this competitive environment.

Potential Impact of Balance Sheet Repositioning on Future Operating Results and Financial Condition

As discussed in the section entitled “Use of Proceeds”, a substantial portion of the proceeds from this offering may be used to execute a balance sheet restructuring through the repositioning of a substantial portion of our available-for-sale debt securities portfolio as well as the repayment of short-term borrowings and noncore funding. If the repositioning is executed, a portion of the net proceeds of this offering would be allocated to offset the negative impact on regulatory capital related to the repositioning. The objectives of a potential repositioning transaction would include improving our overall profitability, reducing borrowings and increasing the yield of our investment portfolio. More specifically, the sale of investment securities from this balance sheet repositioning would result in a loss from continuing operations. The operating loss would lower our regulatory capital ratios but have limited impact on shareholders’ equity. If we engage in the balance sheet repositioning, we would use a portion of the net proceeds from our capital offering to help replenish our regulatory capital that was reduced by the loss on sale of investment securities. In addition, we would use the net proceeds to repay borrowings to decrease future interest expense and also to purchase new investment securities at higher yields to increase future interest income. The amount of investment securities sold and level of loss taken from the sale will depend upon the fair value of the securities and amount of net proceeds raised from this offering. We are not required to apply any portion of the net proceeds of this offering for any particular purpose and the timing and execution of the repositioning will be dependent on market conditions.

Economic Conditions

Our business and financial performance are affected by economic conditions generally in the United States and more directly in the Bay Area and California where we primarily operate. The economic factors that are most relevant to our business and our financial performance include, but are not limited to, real estate values, interest rates, gross domestic product and unemployment rates.

Regulatory Trends

We operate in a highly regulated environment and nearly all of our operations are subject to extensive regulation and supervision. Regulators appointed by President Trump and his administration, Congress, the State of California and the DFPI may revise the laws and regulations applicable to us, may impose new laws and regulations, increase the level of scrutiny of our business in the supervisory process, and pursue additional enforcement actions against financial institutions. Future legislative and regulatory changes such as these may increase our costs and have an adverse effect on our business, financial condition and results of operations. The legislative and regulatory trends that will affect us in the future are impossible to predict with any certainty.

Critical Accounting Policies and Estimates

The Company’s consolidated financial statements are prepared in accordance with GAAP and follow general practices within the financial services industry. It is management’s opinion that accounting estimates covering certain aspects of the Company’s business have more significance than others due to the relative importance of those areas to overall performance, or the level of subjectivity required in making such estimates. We believe that the estimate most susceptible to significant change in the near term relates to determining the allowance for credit losses on loans and fair value of financial instruments.

Our most significant accounting policies are described in Note 1 to our consolidated financial statements for the years ended December 31, 2024 and 2023, which are contained elsewhere in this prospectus. We have identified the following accounting policies and estimates that, due to the difficult, subjective or complex judgments and assumptions inherent in those policies and estimates and the potential sensitivity of our consolidated financial statements to those judgments and assumptions, are critical to an understanding of our consolidated financial condition and results of operations. We believe that the judgments, estimates and assumptions used in the preparation of our financial statements are reasonable and appropriate.

Pursuant to the JOBS Act, as an emerging growth company, we can elect to opt out of the extended transition period for adopting any new or revised accounting standards. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we may adopt the standard on the application date for private companies.

We have elected to take advantage of the scaled disclosures and other relief under the JOBS Act, and we may take advantage of some or all of the reduced regulatory and reporting requirements that will be available to us under the JOBS Act, so long as we qualify as an emerging growth company.

Allowance for Credit Losses on Loans

The allowance for credit losses on loans is a valuation account that is deducted from the loans’ amortized cost basis to present the net amount expected to be collected on the loans. Loans are charged off against the allowance when management believes and confirms the loan balance is not collectible and recoveries are credited to the allowance when received. The Company may also account for expected recoveries should information of an anticipated recovery become available. In the case of actual or expected recoveries, amounts may not exceed the aggregate of amounts previously charged off.

Management utilizes relevant available information, from internal and external sources, relating to past events, current conditions, historical loss experience, and reasonable and supportable forecasts. The allowance is calculated using a discounted cash flow methodology applied at the loan level. The Company uses the FOMC Civilian Unemployment Rate, Median and Real GDP Seasonally Adjusted Annual Rate to obtain various forecast scenarios to determine the loan portfolio’s quantitative portion of expected credit loss. The Company has elected to forecast the first four quarters of the credit loss estimate and revert on a straight-line basis over eight quarters. Adjustments to historical loss information are made when management determines historical data are not likely reflective of the current portfolio such as limited data sets or lack of default or loss history. These adjustments include factors such as differences in underwriting standards, local economic conditions, portfolio mix, credit quality, concentrations, collateral or other relevant factors. Management may selectively apply external market data to subjectively adjust the Company’s own loss history including index or peer data. The Company utilizes an external vendor model as well as internally developed tools and nonstatistical estimation approaches. Accrued interest receivable is excluded from the estimate of credit losses for loans.

The allowance for credit losses on loans is measured on a collective (pool) basis when similar risk characteristics exist. The Company determines a separate allowance for each portfolio segment (loan type). These portfolio segments include commercial and industrial, construction, residential real estate, commercial real estate and consumer loans.

The general reserve component of the allowance for credit losses also consists of reserve factors based on management’s assessment of the following for each portfolio segment: (1) inherent credit risk, (2) historical losses and (3) other qualitative factors. Management estimates an allowance based upon loans outstanding as well as unfunded commitments. These reserve factors are inherently subjective and are driven by the repayment risk associated with each category described below:

Commercial and Industrial

●	Commercial and industrial loans consist of working capital and term loans which are generally underwritten to existing cash flows of operating businesses. Debt coverage is provided by business cash flows and economic trends influenced by unemployment rates and other key economic indicators which are closely correlated to the credit quality of these loans.

●	Asset-based loans are generally made against accounts receivable and inventory to companies generating consistent sales without yet having reached consistent profitability. As such, these loans are more collateral focused and are primarily subject to the risks of collecting and liquidating the collateral.

●	Sponsor finance loans are made to companies based upon their cash flow and often have risks associated with merger and acquisition activities. Additional risks for this loan category include insufficient levels of collateral in the form of accounts receivable, inventory or equipment. Declines in general economic conditions and other events can cause cash flows to fall to levels insufficient to service debt.

●	Venture loans are made to companies with modest or negative cash flows and no established record of profitable operations. Repayment of these loans may be dependent upon receipt by borrowers of additional equity financing from venture firms or others, or in some cases, a successful sale to a third party, public offering or other form of liquidity event. Declines in venture capital financing activity, as well as mergers and acquisitions and initial public offerings – may impact the financial health of some of our clients.

●	Our venture loans are typically originated by examining and evaluating the quality of the investor syndicate, experience of the company’s senior management team, strength of relationships with management and investors, projected liquidity, performance to plan, size of addressable market, strength of product and intellectual property, if any. The loan terms vary depending on the borrowers’ business, credit rating, and financial position. We provide working capital, revolving lines of credit, as well as term loans, which typically include an interest only draw period typically up to 24 months followed by an amortization period typically up to 36 months. We also attempt to negotiate the receipt of a de minimis amount of equity warrants or a success fee at loan originations and renewals. Once a loan is originated, we collect financial reporting monthly to monitor performance and compliance with any covenants and assess the likelihood of additional equity financing. Particularly, through our proactive loan monitoring and risk accessing process as further described under the Business section of this prospectus, we closely review the borrowers’ liquidity and cash balances on a regular basis and evaluate their ability for loan repayment and the need for new funding.

Construction

●	Construction loans, including land and development loans are comprised of loans collateralized by land or real estate. The primary source of repayment is the eventual sale or refinance of the completed project. Risk arises from the necessity to complete projects within specified cost and timelines. Trends in the construction industry significantly impact the credit quality of these loans, as demand drives construction activity. In addition, trends in real estate values significantly impact the credit quality of these loans, as property values determine the economic viability of construction projects.

Commercial real estate

●	Non-owner occupied commercial real estate loans are collateralized by real estate where the owner is not the primary tenant. Adverse economic developments or an overbuilt market impact commercial real estate projects and may result in troubled loans. Trends in vacancy rates of commercial properties impact the credit quality of these loans. High vacancy rates reduce operating revenues and the ability for properties to produce sufficient cash flow to service debt obligations. Another common risk for this loan category includes a lack of a suitable alternative use for the property.

●	Owner-occupied commercial real estate loans are collateralized by real estate where the owner is the primary tenant. These loans are generally underwritten to existing cash flows of operating businesses. Debt coverage is provided by business cash flows and economic trends influenced by unemployment rates and other key economic indicators which are closely correlated to the credit quality of these loans.

Residential real estate

●	Residential real estate loans are typically home equity lines of credit secured by residential real estate. These are not typical mortgage loans and may have a variety of reasons for the borrowing including providing funding to a business or paying for large personal expenditures. The degree of risk in home equity loans depends primarily on the loan amount in relation to collateral value, the interest rate and the borrower’s ability to repay in an orderly fashion. Risks common to home equity lines of credit are general economic conditions, including an increase in unemployment rates, and declining real estate values that reduce or eliminate the borrower’s home equity.

Consumer

●	Consumer loans are primarily loans to individuals that may be unsecured or secured by collateral other than real estate. The unsecured loans are generally revolving personal lines of credit to established clients. The high quality of the clients who are offered these products has historically caused this loan product to have less risk of loss than commercial loan products. Risks common to consumer loans include unemployment and changes in local economic conditions as well as the inability to monitor collateral consisting of personal property.

●	Loans that do not share risk characteristics are evaluated on an individual basis. Loans evaluated individually are also not included in the collective evaluation. When management determines that foreclosure is probable or when the borrower is experiencing financial difficulty and repayment is expected to be provided substantially through the operation or sale of the collateral, expected credit losses are based on the fair value of the collateral, adjusted for selling costs as appropriate.

Allowance for Credit Losses on Available-for-Sale Securities

For available-for-sale securities in an unrealized loss position, management first assesses whether it intends to sell, or is more likely than not required to sell, the security before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the security’s amortized cost basis is written down to fair value through income. For debt securities held as available-for-sale that do not meet the aforementioned criteria, we evaluate whether the decline in fair value has resulted from credit losses or other factors. In making this assessment, management considers the extent to which fair value is less than amortized cost, any changes to the rating of the security by a rating agency, and adverse conditions specifically related to the security, among other factors. If this assessment indicates that a credit loss exists, the present value of cash flows expected to be collected from the security are compared to the amortized cost basis of the security. If the present value of cash flows expected to be collected is less than the amortized cost basis, a credit loss exists and an allowance for credit losses is recorded for the credit loss, limited by the amount that the fair value is less than the amortized cost basis. Any impairment that has not been recorded through an allowance for credit losses is recognized in other comprehensive income (“OCI”).

Stock-Based Compensation

The Company provides stock-based compensation to its executives in the form of restricted stock awards. Compensation cost is recognized for restricted stock awards based on the fair value of these awards at the date of grant. The market price of our common stock at the date of grant is used for the fair value of restricted stock awards. Compensation cost is recognized over the required service period, generally defined as the vesting period. For awards with graded vesting, compensation cost is recognized on a straight-line basis over the requisite service period for the entire award. Our accounting policy is to recognize forfeitures as they occur.

Results of Operations Highlights

Three Months Ended March 31, 2025 Compared to March 31, 2024

Our net income for the first three months of 2025 was $5.4 million, or $0.71 per diluted share, an increase of $190,000, or 4%, compared to $5.2 million, or $0.69 per diluted share, for the same period in 2024. The following provides highlights of our financial results for three months ended March 31, 2025:

●	Net interest income on a fully taxable equivalent basis increased $469,000, or 2%, compared to the first quarter of 2024. Comparing the same periods, our net interest margin decreased 2 basis points to 3.52%.

●	We recorded a provision for credit losses of $0 for the three months ended March 31, 2025, compared to $319,000 for the three months ended March 31, 2024 primarily due to lower loan balances offset by an increase in qualitative adjustments to reflect increased economic uncertainty.

●	Noninterest income for the three months ended March 31, 2025 was down $112,000, or 9%, compared to the same period in 2024.

●	Noninterest expense increased $415,000, or 3%, compared to the same period in 2024. Most notably, salaries and employee benefits increased $303,000, primarily due to growth in our employee headcount from 141 to 143.

Full-Year 2024 Compared to 2023

We reported net income of $21.0 million in 2024 compared to $16.8 million in 2023. The following provides highlights of our financial results for 2024:

●	Net interest income increased $1.7 million, compared to the prior year. During 2024, our net interest margin decreased 11 basis points to 3.44%, which reflects steeper increases in deposit rates compared to that of loans and a decrease in noninterest-bearing deposits.

●	We recorded a provision for credit losses of $4.1 million in 2024 compared to $3.0 million in 2023. The increase in provision expense correlated with the increase in net charge-offs of $4.3 million, which was primarily driven by one venture lending relationship charge-off of $4.3 million.

●	Noninterest income for 2024 was up $8.7 million compared to 2023, which was mostly attributable to bond portfolio losses of $6.2 million in 2023. In addition, other investment income increased $1.0 million due to distributions on fund investments, and other income for 2024 reflected $625,000 in proceeds from the settlement related to a previously foreclosed property.

●	Noninterest expense increased $3.4 million, or 8%, compared to 2023. Most notably, salaries and employee benefits increased $1.9 million, primarily due to growth in our employee headcount from 143 to 148.

Net Interest Income

The following table shows the composition of average earning assets and average funding sources, average yields and rates, and the net interest margin for the three months ended March 31, 2025 and 2024.

	For the Three Months Ended March 31,
(in thousands; taxable equivalent)	2025			2024
	Average Balance	Interest Income/ Expense	Yields or Rates(5)	Average Balance	Interest Income/ Expense	Yields or Rates(5)
ASSETS
Interest earning assets:
Loans(1)	$1,858,716	$31,885	6.96%	$1,758,201	$31,828	7.28%
Fed funds sold/interest-bearing deposits	64,376	706	4.45%	59,391	819	5.46%
Investment securities
Taxable investment securities	293,736	1,718	2.37%	317,572	1,802	2.28%
Non-taxable investment securities(2)	2,686	39	5.84%	1,868	28	5.93%
Total investment securities	296,422	1,757	2.40%	319,440	1,830	2.30%
FHLB stock	8,409	185	8.92%	8,409	190	9.11%
Total interest earning assets	2,227,923	34,533	6.29%	2,145,441	34,667	6.50%

Noninterest-earning assets:
Cash and due from banks	12,851			13,038
All other assets(3)	49,161			64,299

TOTAL ASSETS	$2,289,935			$2,222,778

LIABILITIES AND SHAREHOLDERS’ EQUITY
Interest-bearing liabilities:
Deposits
Demand	$956,994	$8,530	3.61%	$746,916	$7,439	4.01%
Money market and savings	385,434	2,871	3.02%	303,593	2,270	3.01%
Time	60,282	558	3.75%	56,783	555	3.93%
Brokered	77,537	868	4.54%	134,453	1,770	5.29%
Total interest-bearing deposits	1,480,247	12,827	3.51%	1,241,745	12,034	3.90%

Short-term borrowings	170,111	1,911	4.56%	282,066	3,442	4.91%
Subordinated debt	22,000	435	8.02%	21,917	300	5.51%

Total interest-bearing liabilities	1,672,358	15,173	3.68%	1,545,728	15,776	4.10%

Noninterest-bearing liabilities:
Demand deposits	405,746			483,100
Accrued expenses and other liabilities	19,940			27,043
Shareholders’ equity	191,891			166,907

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$2,289,935			$2,222,778

Net interest spread			2.61%			2.40%
Net interest income and margin(4)		$19,360	3.52%		$18,891	3.54%

Non-taxable equivalent net interest margin			3.52%			3.54%

Cost of deposits	$1,885,993	$12,827	2.76%	$1,724,845	$12,034	2.81%
Cost of funds	$2,078,104	$15,173	2.96%	$2,028,828	$15,776	3.13%

(1)	Nonperforming loans are included in average loan balances. No adjustment has been made for these loans in the calculation of yields. Interest income on loans includes amortization of deferred loan fees / (costs) of $496,000 and $455,000, respectively.
(2)	Interest income on tax-exempt securities has been increased to reflect comparable interest on taxable securities. The rate used was 21%, reflecting the statutory federal income tax rate.
(3)	Including negative balance on average allowance for credit losses on loans of $18.8 million and $19.1 million, respectively.
(4)	Net interest margin is net interest income divided by total interest-earning assets.
(5)	Annualized.

Net interest income, the primary difference between interest earned on loans and investments and interest paid on deposits and borrowings, is the principal component of our earnings. Net interest income is affected by changes in the nature and volume of earning assets and interest-bearing liabilities held during the period, the rates earned on such assets and the rates paid on interest-bearing liabilities.

Net interest income on a taxable equivalent basis for the three months ended March 31, 2025, was $19.4 million, an increase of $469,000, or 2%, compared to $18.9 million for the three months ended March 31, 2024. The increase in net interest income was primarily attributable to lower rates paid on deposits and a $100.5 million increase in the average balance of loans in the first quarter of 2025 compared to the same period in 2024.

Average earning assets for the three months ended March 31, 2025 increased $82.5 million compared to the same period in 2024, which included increases of $100.5 million in average total loans, partially offset by a $23.0 million decrease in average investment securities. Average interest-bearing liabilities increased $126.6 million for the three months ended March 31, 2025 compared to the same period in 2024, primarily due to a $238.5 million increase in average interest-bearing deposits, partially offset by decreases of $112.0 million in average short-term borrowings. Average noninterest-bearing deposits for the three months ended March 31, 2025 decreased to $405.7 million from $483.1 million for the same period in 2024.

Taxable equivalent net interest margin for the three months ended March 31, 2025 was 3.52% compared to 3.54% for the same period in 2024. The decrease was primarily due to an increase in the rate for subordinated debt coupled with lower yields on loans compared to the same period in 2024. As of December 30, 2024, the $22 million of subordinated debt repriced from a fixed rate of 5.00% to a quarterly floating rate of SOFR plus 359.5 basis points, or 7.91%. Partially offsetting these impacts to net interest margin were a lower cost of deposits and lower rates on short-term borrowings.

The yield on total loans of 6.96% for the three months ended March 31, 2025 declined 32 basis points compared to the same period in 2024 and the yield on earning assets decreased to 6.29% for the three months ended March 31, 2025 compared to 6.50% for the same period in 2024. The average cost of total deposits decreased to 2.76% for the three months ended March 31, 2025 from 2.81% for the same period in 2024 and total funding costs, including all deposits, short-term borrowings and subordinated debt, decreased to 3.68% for the three months ended March 31, 2025 compared to 4.10% for the same period 2024. Reciprocal deposits are included in the cost of total deposits with rates similar to overall total interest-bearing deposits. Brokered deposits include brokered CDs with terms typically up to six months and overnight One-Way Buy deposits. As of March 31, 2025, the cost of brokered CDs and One-Way Buy deposits ranged from 4.30% to 4.65%.

The average rate paid for short-term borrowings for the three months ended March 31, 2025 was 4.56% compared to 4.91% for the same period in 2024. The short-term borrowings are typically overnight borrowings. Total funding costs, including all deposits, short-term borrowings and subordinated debt, decreased to 3.68% for the three months ended March 31, 2025 compared to 4.10% for the same period in 2024.

The following table shows the composition of average earning assets and average funding sources, average yields and rates, and the net interest margin for the years ended December 31, 2024 and 2023.

(in thousands; taxable equivalent)	For the Years Ended December 31,
	2024			2023
	Average Balance	Interest Income/ Expense	Yields or Rates	Average Balance	Interest Income/ Expense	Yields or Rates
ASSETS
Interest earning assets:
Loans(1)	$1,798,951	$130,878	7.28%	$1,622,731	$112,494	6.93%
Fed funds sold/interest-bearing deposits	68,722	3,649	5.31%	61,331	3,140	5.12%
Investment securities
Taxable investment securities	309,652	7,067	2.28%	374,638	8,387	2.24%
Non-taxable investment securities(2)	2,010	120	5.97%	7,470	343	4.59%
Total investment securities	311,662	7,187	2.31%	382,108	8,730	2.28%
FHLB stock	8,409	752	8.94%	8,199	690	8.42%
Total interest earning assets	2,187,744	142,466	6.51%	2,074,369	125,054	6.03%

Noninterest-earning assets:
Cash and due from banks	13,048			20,375
All other assets(3)	52,022			79,225

TOTAL ASSETS	$2,252,814			$2,173,969

LIABILITIES AND SHAREHOLDERS’ EQUITY
Interest-bearing liabilities:
Deposits
Demand	$857,409	$35,112	4.10%	$524,591	$19,548	3.73%
Money market and savings	326,934	10,729	3.28%	461,352	12,226	2.65%
Time	76,846	3,144	4.09%	46,318	937	2.02%
Brokered	97,078	5,161	5.32%	73,179	3,703	5.06%
Total interest-bearing deposits	1,358,267	54,146	3.99%	1,105,440	36,414	3.29%

Short-term borrowings	233,290	11,879	5.09%	282,596	13,808	4.89%
Subordinated debt	21,956	1,194	5.44%	21,855	1,201	5.50%

Total interest-bearing liabilities	1,613,513	67,219	4.17%	1,409,891	51,423	3.65%

Noninterest-bearing liabilities:
Demand deposits	437,637			587,755
Accrued expenses and other liabilities	26,316			26,278
Shareholders’ equity	175,348			150,045

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$2,252,814			$2,173,969

Net interest spread			2.34%			2.38%
Net interest income and margin(4)		$75,247	3.44%		$73,631	3.55%

Non-taxable equivalent net interest margin			3.44%			3.55%

Cost of deposits	$1,795,904	$54,146	3.01%	$1,693,195	$36,414	2.15%
Cost of funds	$2,051,150	$67,219	3.28%	$1,997,646	$51,423	2.57%

(1)	Nonperforming loans are included in average loan balances. No adjustment has been made for these loans in the calculation of yields. Interest income on loans includes amortization of deferred loan fees/(costs) of $1.8 million and $1.9 million, respectively.
(2)	Interest income on tax-exempt securities has been increased to reflect comparable interest on taxable securities. The rate used was 21%, reflecting the statutory federal income tax rate.
(3)	Including negative balance on average allowance for credit losses on loans of $20.9 million and $17.2 million, respectively.
(4)	Taxable equivalent net interest income divided by total interest-earning assets.

Net interest income on a taxable equivalent basis for the year ended December 31, 2024, was $75.2 million, an increase of $1.6 million, or 2%, over $73.6 million for the year ended December 31, 2023. The increase in net interest income was primarily attributable to an increase in the volume and yields earned on loans, offset by higher rates paid on deposits and a decrease in noninterest-bearing deposits.

Average earning assets for the year ended December 31, 2024 increased $113.4 million compared to the same period in 2023, which included increases of $176.2 million in average total loans, partially offset by a $70.4 million decrease in average investment securities. Average interest-bearing liabilities increased $203.6 million for the year ended December 31, 2024 compared to the same period in 2023, primarily due to a $252.8 million increase in average interest-bearing deposits, partially offset by decreases of $49.3 million in average short-term borrowings. Average noninterest-bearing deposits for the year ended December 31, 2024 decreased to $437.6 million from $587.8 million for the same period in 2023.

Taxable equivalent net interest margin for the year ended December 31, 2024 was 3.44% compared to 3.55% for 2023. The decrease was primarily due to an increase in interest-bearing deposit rates, partially offset by higher yields on loans compared to the same period in 2023.

The yield on total loans of 7.28% for the year ended December 31, 2024 was up 35 basis points compared to the same period in 2023 and the yield on earning assets increased to 6.51% for the year ended December 31, 2024 compared to 6.03% for the same period in 2023. The average cost of total deposits increased to 3.01% for 2024 from 2.15% for the same period in 2023 and total funding costs, including all deposits, short-term borrowings and subordinated debt, increased to 4.17% for 2024 compared to 3.65% for the same period 2023. Reciprocal deposits are included in the cost of total deposits with rates similar to overall total interest-bearing deposits. Brokered deposits include brokered CDs with terms typically up to six months and overnight One-Way Buy deposits. As of December 31, 2024, the cost of brokered CDs and One-Way Buy deposits ranged from 4.30% to 5.25%.

The average rate paid for short-term borrowings for the year ended December 31, 2024 was 5.09% compared to 4.89% for the same period in 2023. The short-term borrowings are typically overnight borrowings. Total funding costs, including all deposits, short-term borrowings and subordinated debt, decreased to 4.17% for the year ended December 31, 2024 compared to 3.65% for the same period in 2023.

The following table shows the effect of the interest differential of volume and rate changes for the three months ended March 31, 2025 compared to the same period in 2024 and for the years ended December 31, 2024 and 2023. The change in interest due to both rate and volume has been allocated in proportion to the relationship of absolute dollar amounts of change in each.

	For the Three Months Ended March 31, 2025 vs. 2024 Increase (Decrease) Due to Change in:			For the Years Ended December 31, 2024 vs. 2023 Increase (Decrease) Due to Change in:
(in thousands)	Average Volume	Average Rate	Net Change	Average Volume	Average Rate	Net Change
Interest income:
Loans	$1,724	$(1,667)	$57	$12,820	$5,564	$18,384
Fed funds sold/interest-bearing deposits	55	(168)	(113)	392	117	509
Investment securities	(136)	63	(73)	(1,625)	82	(1,543)
FHLB stock	-	(5)	(5)	19	43	62
Interest expense:
Deposits
Demand	1,872	(781)	1,091	13,629	1,935	15,564
Money market and savings	610	(9)	601	(4,411)	2,914	(1,497)
Time	32	(29)	3	1,249	958	2,207
Brokered	(637)	(265)	(902)	1,271	187	1,458
Short-term borrowings	(1,258)	(273)	(1,531)	(2,511)	582	(1,929)
Subordinated debt	2	133	135	5	(12)	(7)
Net interest income	$1,022	$(553)	$469	$2,374	$(758)	$1,616

Interest Income

Interest income decreased $134,000 for the three months ended March 31, 2025, compared to the same period of 2024, primarily due to declines in rates on average federal funds sold and interest-bearing deposits and volume of average securities. Specifically, the yield on federal funds sold and interest-bearing deposits decreased 101 basis points from the first quarter of 2024 to the first quarter of 2025. Average securities decreased $23.0 million, or 7%, for the first quarter of 2025 compared to the same period in 2024.

Interest income increased by $17.4 million for the year ended December 31, 2024, compared to the same period of 2023, primarily due to volume and rate growth in average loans. The increase in interest earned on our loan portfolio of $18.4 million for the year ended December 31, 2024, compared to the same period of 2023 was comprised of $12.7 million attributable to a $176.2 million increase in average loans outstanding, and approximately $5.7 million attributable to the increase in the yield earned on loans to 7.28% from 6.93%.

Interest Expense

Interest expense increased by $603,000 during the three months ended March 31, 2025, compared to the same period of 2024. Partially offsetting the increase was a decline in the rates paid on average interest-bearing deposits of 39 basis points and lower rates on short-term borrowings. The average rate paid on subordinated debt for the three months ended March 31, 2025 compared to the same period one year earlier increased 251 basis points to 8.02% from 5.51%.

Interest expense increased by $15.8 million during the year ended December 31, 2024, compared to the same period of 2023. The average rate paid on interest-bearing liabilities for the year ended December 31, 2024 compared to the same period one year earlier increased 52 basis points to 4.17% from 3.65%. In addition, average interest-bearing demand balances increased $332.8 million, or 63%, from 2023 to 2024, offsetting the $150.1 million decrease in average noninterest-bearing balances.

Provision for Credit Losses

Management considers a number of factors in determining the required level of the allowance for credit losses and the provision required to achieve what is believed to be appropriate reserve level, including historical loss experience, loan growth, credit risk rating trends, nonperforming loan levels, delinquencies, loan portfolio concentrations, economic forecasts, and market trends. The provision for credit losses represents management’s determination of the amount necessary to be charged against the current period’s earnings to maintain the allowance for credit losses at a level that it considered adequate in relation to the estimated lifetime losses expected in the loan portfolio.

The provision for credit losses was $0 for the three months ended March 31, 2025, a decrease of $319,000, compared to the same period in 2024. The allowance for credit losses – loans and unfunded commitments to total loans was 1.14% at March 31, 2025 and 1.12% at December 31, 2024. See further discussion of the Provision for Credit Losses and Allowance for Credit Losses in “Financial Condition—Allowance for Credit Losses.”

The provision for credit losses was $4.1 million in 2024, an increase of $1.1 million, compared to 2023. We recorded net loan charge-offs of $4.3 million in the year ended December 31, 2024 compared to net loan charge-offs of $100,000 during the same period of 2023. The allowance for credit losses – loans and unfunded commitments to total loans was 1.12% at December 31, 2024 and 1.22% at December 31, 2023. See further discussion of the Provision for Credit Losses and Allowance for Credit Losses in “Financial Condition—Allowance for Credit Losses.”

Noninterest Income

Noninterest income decreased by $112,000 for the three months ended March 31, 2025 compared to the same period of 2024. The decrease was primarily attributable to a decrease in other investment income and a decrease in income from bank-owned life insurance. The increase in service charges and bank fees partially offset the decrease in noninterest income.

The following table reflects the major components of the Company’s noninterest income for the three months ended March 31, 2025 and 2024.

(in thousands)	For the Three Months Ended March 31,		Increase/(Decrease)
	2025	2024	Amount	Percent
Service charges and bank fees	$762	$618	$144	23%
Foreign exchange income	220	251	(31)	(12)
Bank-owned life insurance income	90	187	(97)	(52)
Other investment income	47	155	(108)	(70)
Other income	52	72	(20)	(28)

Total noninterest income	$1,171	$1,283	$(112)	(9)%

Service charges and bank fees for the three months ended March 31, 2025, increased $144,000, or 23%, from the same period in 2024, primarily due to an increase in the number of client relationships.

During the first quarter of 2025, foreign exchange income decreased $31,000, or 12%, compared to the same period in 2024 as a result of lower transaction rates. Foreign exchange income represents commissions earned on foreign exchange transactions, net of related commissions charged by our correspondent bank partners.

Income from bank-owned life insurance for the three months ended March 31, 2025, decreased $97,000, or 52%, compared to the same period in 2024 due to the surrender of approximately $21 million in policies in the first quarter of 2024.

Other investment income for the three months ended March 31, 2025, decreased $108,000, or 70%, compared to the same period in 2024 primarily due to a decrease in distribution income and a smaller increase in the change fair value marks on fund investments.

Noninterest income increased by $8.7 million for the year ended December 31, 2024 compared to the same period of 2023. The increase was primarily attributable to a loss on sale of securities in 2023 totaling $6.2 million.

The following table reflects the major components of the Company’s noninterest income for the years ended December 31, 2024 and 2023.

(in thousands)	For the Years Ended December 31,		Increase/(Decrease)
	2024	2023	Amount	Percent
Service charges, fees and other income	$2,600	$2,209	$391	18%
Foreign exchange income	896	411	485	118
Bank owned life insurance	508	894	(386)	(43)
Warrant and success fee income	65	23	42	183
Other investment income	1,092	56	1,036	1,850
Loss on sale of investment securities	-	(6,214)	6,214	NM *
Loss on sale of ORE	-	(165)	165	NM *
Other income	849	134	715	534

Total noninterest income	$6,010	$(2,652)	$8,662	327%

*	NM — Comparisons from positive to negative values or to zero values are considered not meaningful.

Service charges and bank fees for the year ended December 31, 2024 increased $391,000, or 18% from 2023, primarily due to an increase in the number of client relationships.

Foreign exchange income increased $485,000, or 118%, compared to 2023 as a result of higher transaction volume as well as an increase in commission rates. Foreign exchange income represents commissions earned on foreign exchange transactions, net of related commissions charged by our correspondent bank partners.

Income from bank-owned life insurance decreased $386,000, or 43%, compared to 2023 due to the surrender of approximately $21 million in policies in the first quarter of 2024.

During 2023, we sold $92.4 million in investment securities for a loss of $6.2 million. Other investment income for the year ended December 31, 2024 increased $1.0 million primarily due to increased distribution income and favorable fair value marks on fund investments. Other income for 2024 included $625,000 in settlement proceeds related to a previously sold foreclosed property.

Noninterest Expense

During the three months ended March 31, 2025, noninterest expense increased by $415,000, or 3%, to $12.8 million compared to $12.4 million in the same period in 2024. Noninterest expense for the three months ended March 31, 2025, included higher salaries and benefits expense related to increased investment in personnel across the entire Bank.

The following table reflects the major components of the Company’s noninterest expense for the three months ended March 31, 2025 and 2024.

(in thousands)	For the Three Months Ended March 31,		Increase/(Decrease)
	2025	2024	Amount	Percent
Salaries and employee benefits	$9,097	$8,794	$303	3%
Occupancy and equipment	996	1,028	(32)	(3)
Data processing	615	564	51	9
Regulatory assessments	544	446	98	22
Legal and professional fees	511	611	(100)	(16)
Director’s fees and expenses	149	195	(46)	(24)
Correspondent bank charges	170	160	10	6
Advertising and marketing	127	86	41	48
Travel and meals	107	70	37	53
Business software and subscriptions	285	275	10	4
Other expense	241	198	43	22

Total noninterest expense	$12,842	$12,427	$415	3%

Salaries and employee benefits expense for the three months ended March 31, 2025 was $9.1 million, an increase of $303,000, or 3%, from the same period in 2024, primarily due to severance expense of $222,000 and merit increases during the first quarter of 2025. Full time equivalent headcount totaled 143 at March 31, 2025 compared to 141 at March 31, 2024.

Data processing expense was $615,000 for the three months ended March 31, 2025, an increase of $51,000, or 9%, compared to the same period in 2024. The increase was primarily due to an increase in online banking transaction volume.

Regulatory assessments expense was $544,000 for the three months ended March 31, 2025, an increase of $98,000, or 22%, from the same period in the prior year, primarily due to growth in assets.

Legal and professional fees were $511,000 for the three months ended March 31, 2025, a decrease of $100,000, or 16%, from 2024. The decrease was driven by legal costs related to foreclosed property litigation in early 2024.

During the year ended December 31, 2024, noninterest expense increased by $3.4 million or 8% to $47.3 million compared to $43.9 million in the same period of 2023. Noninterest expense for the year ended December 31, 2024 included higher salaries and benefits expense related to increased investment in personnel across the entire Bank.

The following table reflects the major components of the Company’s noninterest expense for the years ended December 31, 2024 and 2023.

(in thousands)	For the Years Ended December 31,		Increase/(Decrease)
	2024	2023	Amount	Percent
Salaries and employee benefits	$32,499	$30,572	$1,927	6%
Occupancy and equipment	4,019	3,954	65	2
Data processing	2,412	2,041	371	18
Regulatory assessments	2,083	1,663	420	25
Legal and professional fees	2,139	1,839	300	16
Director’s fees and expenses	746	745	1	0
Correspondent bank charges	608	588	20	3
Advertising and marketing	412	349	63	18
Travel and meals	545	593	(48)	(8)
Business software and subscriptions	1,051	841	210	25
Other	819	708	111	16

Total noninterest expense	$47,333	$43,893	$3,440	8%

Salaries and employee benefits expense for the year ended December 31, 2024 was $32.5 million, an increase of $1.9 million, or 6%, from 2023. Full time equivalent headcount totaled 148 at December 31, 2024 compared to 143 at December 31, 2023, a net increase of five positions.

Data processing expense was $2.4 million for the year ended December 31, 2024, an increase of $371,000, or 18%, compared to the same period in 2023. The increase was primarily due to an increase in online banking transaction volume as well as software and model validation costs.

Regulatory assessments expense was $2.1 million for 2024, an increase of $420,000, or 25% from the prior year, primarily due to growth in assets.

Legal and professional fees were $2.1 million for the year ended December 31, 2024, an increase of $300,000, or 16% from 2023. The increase was driven by legal costs related to foreclosed property litigation as well as higher internal audit fees.

Income Taxes

We monitor and evaluate the potential impact of current events on the estimates used to establish income tax expenses and income tax liabilities. Periodically, we evaluate our income tax positions based on current tax law and positions taken by various tax auditors within the jurisdictions where we are required to file income tax returns.

Income tax expense was $2.2 million for the three months ended March 31, 2025, unchanged compared to the same period of the prior year. The effective tax rates for the three months ended March 31, 2025 and 2024 were 29.2% and 29.3%, respectively.

Income tax expense was $8.8 million for the year ended December 31, 2024, compared to $7.2 million for the same period of the prior year. The effective tax rates for 2024 and 2023 were 29.5% and 29.8%, respectively.

Financial Condition

Total assets of the Company were $2.32 billion at March 31, 2025, $2.30 billion at December 31, 2024 and $2.23 billion at December 31, 2023. Cash and cash equivalents as of March 31, 2025 increased compared to December 31, 2024 and was partially offset by a decrease in the loan portfolio. For December 31, 2024 compared to December 31, 2023, an increase in the loan portfolio was offset by a decrease in investment securities and other assets.

Loans

As of March 31, 2025, gross loans totaled $1.84 billion compared to $1.87 billion at December 31, 2024 and $1.74 billion at December 31, 2023. The decline from December 31, 2024 to March 31, 2025, was primarily due to the decrease in commercial and industrial loans and construction loans. The increase from December 31, 2023 to December 31, 2024 was due to the increase in commercial and industrial loans and residential real estate loans. The loan portfolio was comprised of approximately 44% of commercial and industrial loans at both March 31, 2025 and December 31, 2024 and 44% of commercial and industrial loans at December 31, 2023. Commercial real estate loans comprised 42% of our loans at March 31, 2025 compared to 41% and 42% at December 31, 2024 and December 31, 2023, respectively. The loan portfolio information presented in this section should be read in conjunction with Note 3 — Loans and Note 4 — Allowance for Credit Losses of the consolidated financial statements for the three months ended March 31, 2025 and 2024 and the years ended December 31, 2024 and 2023, which are contained elsewhere in this prospectus, for information on loan maturity and interest sensitivity.

The following table reflects the composition of the Company’s loan portfolio and the percentage distribution of each major loan type as of the dates indicated.

(in thousands)	March 31, 2025		December 31, 2024		December 31, 2023
	Amount	% of Loans	Amount	% of Loans	Amount	% of Loans
Commercial and industrial	$803,822	44%	$817,422	44%	$716,948	41%
Construction	227,246	12%	247,055	13%	237,534	14%
Residential real estate	32,892	2%	27,422	2%	16,746	1%
Commercial real estate	776,014	42%	773,259	41%	770,515	44%
Consumer	2,080	0%	957	0%	305	0%

Total loans, gross	1,842,054		1,866,115		1,742,048
Deferred loan origination costs, net	(867)		(1,173)		(1,401)
Allowance for loan losses	(18,722)		(18,679)		(19,131)

Total loans, net	$1,822,465		$1,846,263		$1,721,516

The following tables show the maturity distribution for total loans outstanding as of March 31, 2025 and December 31, 2024.

	Contractual Loan Maturities at March 31, 2025
(in thousands)	One year or less	After one year Through Five Years	After five years and through fifteen years	After fifteen years	Total
Commercial and industrial	$183,012	$590,468	$30,342	$-	$803,822
Construction	167,962	59,284	-	-	227,246
Residential real estate	606	20,644	11,642	-	32,892
Commercial real estate	59,681	237,278	479,055	-	776,014
Consumer	478	1,597	-	5	2,080

Total loans, gross	$411,739	$909,271	$521,039	$5	$1,842,054

	Contractual Loan Maturities at December 31, 2024
(in thousands)	One year or less	After one year Through five years	After five years and through fifteen years	After fifteen years	Total
Commercial and industrial	$245,655	$464,545	$107,222	$-	$817,422
Construction	203,904	43,151	-	-	247,055
Residential real estate	438	15,049	11,935	-	27,422
Commercial real estate	65,758	206,018	501,483	-	773,259
Consumer	61	887	-	9	957

Total loans, gross	$515,816	$729,650	$620,640	$9	$1,866,115

The principal balances of loans are indicated by both fixed and variable rate categories as of March 31, 2025 and December 31, 2024 in the tables below.

	March 31, 2025
(in thousands)	Fixed interest rates	Adjustable interest rates	Floating interest rates	Total
Commercial and industrial	$125,434	$81	$678,307	$803,822
Construction	35,304	-	191,942	227,246
Residential real estate	2,230	5,604	25,058	32,892
Commercial real estate	315,192	428,450	32,372	776,014
Consumer	1,602	-	478	2,080

Total loans, gross	$479,762	$434,135	$928,157	$1,842,054

	December 31, 2024
(in thousands)	Fixed interest rates	Adjustable interest rates	Floating interest rates	Total
Commercial and industrial	$154,766	$82	$662,574	$817,422
Construction	42,063	-	204,992	247,055
Residential real estate	2,247	5,653	19,522	27,422
Commercial real estate	315,677	423,221	34,361	773,259
Consumer	957	-	-	957

Total loans, gross	$515,710	$428,956	$921,449	$1,866,115

Commercial and industrial loans consist of financing for commercial purposes in various lines of businesses, including manufacturing, service industry and professional service areas. Commercial and industrial loans can be secured or unsecured but are generally secured with the assets of the company and/or the personal guarantee of the business owners. Our Venture Lending Division provides banking services to emerging growth technology companies that have received an infusion of equity capital from institutional investors such as venture capital and private equity firms. Repayment of these loans may be dependent upon receipt by borrowers of additional equity financing from venture firms or others, or in some cases, a successful sale to a third party, public offering or other form of liquidity event. Asset Based Lending creates lending solutions that are designed to provide capital against assets such as accounts receivable and inventory, Sponsor Finance loans are backed by well-known institutional funds/sponsors that have stepped up in distressed scenarios to provide follow on capital and right size bank debt.

The following table presents the various product types of commercial and industrial loans as of March 31, 2025, December 31, 2024 and December 31, 2023.

(in thousands)	March 31, 2025		December 31, 2024		December 31, 2023
	Amount	% of Loans	Amount	% of Loans	Amount	% of Loans
Venture	$292,229	16%	$298,562	16%	$242,379	14%
Asset-based lending (ABL)	115,367	6%	89,601	5%	87,749	5%
Sponsor finance	223,418	12%	253,689	14%	223,670	13%
Invoice financing	29,400	2%	34,780	2%	65,814	4%
Other C&I	143,506	8%	140,331	7%	96,463	5%

Total commercial loans, net of deferred fees	$803,920		$816,963		$716,075

As of March 31, 2025, December 31, 2024 and December 31, 2023, we had $776.0 million, $777.3 million and $770.5 million, respectively, in commercial real estate loans representing 42%, 41% and 42% respectively, of our total loans. Our commercial real estate loans consist of commercial, multifamily and mixed-use property loans for investors and owner-users. Our commercial real estate loans are typically secured by multifamily, hotel/motel, retail, industrial, warehouse or other commercial properties. At March 31, 2025, December 31, 2024 and December 31, 2023, 22%, 22% and 23%, respectively, of our commercial real estate loans were for non-owner occupied purposes. All commercial real estate loans were collateralized by properties in California as of March 31, 2025, December 31, 2024 and December 31, 2023.

The following table presents the components of commercial real estate loans as of the dates indicated.

(in thousands)	March 31, 2025		December 31, 2024		December 31, 2023
	Amount	% of Loans	Amount	% of Loans	Amount	% of Loans
Non-owner occupied, net of deferred fees
Office	$146,762	8%	$151,693	8%	$142,885	8%
Hotel/motel	79,524	4%	80,037	4%	78,729	5%
Retail	69,617	4%	74,296	4%	78,021	4%
Industrial	58,424	3%	58,747	3%	57,468	3%
Warehouse	15,552	1%	15,585	1%	15,702	1%
Other	35,909	2%	34,193	2%	38,641	2%
Total non-owner occupied, net of deferred fees	$405,788		$414,551		$411,446
Owner-occupied, net of deferred fees	142,764	8%	142,650	8%	158,728	9%
Multi-family, net of deferred fees	227,003	12%	216,018	12%	200,152	11%
Total commercial real estate, net of deferred fees	$775,555		$773,219		$770,326

Nonperforming Assets

Nonperforming assets are comprised of loans on nonaccrual status, loans 90 days or more past due and still accruing interest, and other real estate owned. We had no loans 90 days or more past due and still accruing interest and no other real estate owned at March 31, 2025, December 31, 2024 or December 31, 2023. A loan is placed on nonaccrual status if there is concern that principal and interest may not be fully collected or if the loan has been past due for a period of 90 days or more, unless the obligation is both well secured and in process of legal collection. When loans are placed on nonaccrual status, all interest previously accrued but not collected is reversed against current period interest income. Income on nonaccrual loans is subsequently recognized only to the extent that cash is received, and the loan’s principal balance is deemed collectible. Loans are returned to accrual status when they are brought current with respect to principal and interest payments and future payments are reasonably assured. Additionally, assets that have been restructured due to the borrower’s financial difficulties may also be classified as nonperforming if the restructuring does not restore the asset to a performing status.

The following table presents information regarding the Company’s nonperforming assets at the dates indicated.

	March 31,	December 31,
(in thousands)	2025	2024	2023
Nonaccrual loans
Commercial and industrial	$1,340	$1,347	$1,378
Construction	-	-	-
Residential real estate	-	-	-
Commercial real estate	-	-	-
Consumer	-	-	-
Loans over 90 days past due and still accruing	-	-	-
Total nonperforming loans	1,340	1,347	1,378
Other real estate owned	-	-	-
Total nonperforming assets	$1,340	$1,347	$1,378

Nonperforming assets to total assets	0.06%	0.06%	0.06%
Nonperforming loans to total loans	0.07%	0.07%	0.08%

Allowance for Credit Losses

The allowance for credit losses (“ACL”) represents an amount that is intended to absorb the lifetime expected credit losses that may be sustained on outstanding loans at the balance sheet date. Additional information regarding the ACL evaluation can be found in Note 1 and Note 4 to our consolidated financial statements for the three months ended March 31, 2025 and 2024 and for the years ended December 31, 2024 and 2023, which are contained elsewhere in this prospectus.

The estimate for expected credit losses is based on an evaluation of the various factors, including, but not limited to, size and current risk characteristics of the loan portfolio, past events, current conditions, reasonable and supportable forecasts of future economic conditions, and prepayment experience as related to credit contractual term information. The ACL is generally measured on a collective (pool) basis when similar risk characteristics exist and is typically recorded upon the initial recognition of a financial asset.

The ACL may be adjusted by charge-offs, net of recoveries of previous losses, and may be increased or decreased by a provision for or recapture of credit losses, which is recorded in the consolidated statements of income. Management estimates the allowance balance using various information sources, both internal and external, relating to past events, current conditions, and reasonable and supportable forecasts. Historical credit loss experience typically provides a basis for the estimation of expected credit losses. Adjustments to historical loss information may be made for differences in current loan-specific risk characteristics and changes in environmental conditions. Expected credit losses are typically estimated over the contractual term of the loans, adjusted for expected prepayments when appropriate. The contractual term generally excludes expected extensions, renewals, and modifications.

For loans that do not share risk characteristics with a pool of other loans, expected credit losses are measured on an individual loan basis. Management individually evaluates the expected credit loss for certain loans, such as those that are collateral-dependent, or are identified as having risk characteristics dissimilar to those of the established loan pools.

For loans considered collateral-dependent, the Company has adopted a practical expedient to the ACL, which allows recording an ACL based on the fair value of the collateral rather than by estimating expected losses over the life of the loan.

While the ACL on loans follows these guidelines, and management believes the allowance is appropriate based on current information, the judgmental nature of the calculation could lead to fluctuations due to ongoing evaluations of the loan portfolio. These evaluations may be influenced by economic conditions in our local area, changes in asset quality, or loan portfolio growth, among other factors which could potentially require additional provisions for the allowance for credit losses.

The quality of the loan portfolio and the adequacy of the allowance are subject to review by our internal and external auditors as well as our regulators.

Potential Problem Loans

We assign a risk rating to all loans, and periodically perform detailed reviews of all such loans exhibiting variances in expected payment and/or financial performance to identify credit risks and to assess the overall collectability of the portfolio. These risk ratings are also subject to examination by independent specialists engaged by us and by our regulators. During these internal reviews, management monitors and analyzes the financial condition of borrowers and guarantors, trends in the industries in which borrowers operate and the fair values of collateral securing these loans. These credit quality indicators are used to assign a risk rating to each individual loan. We individually rate loans based on internal credit risk ratings using numerous factors, including thorough analysis of historical and expected cash flows, LTV (loan-to-value) ratios, collateral, collection experience, and other internal metrics. The risk ratings can be grouped into six major categories, defined as follows:

Pass – A pass loan is a strong credit with no existing or known potential weaknesses deserving of management’s close attention.

Special Mention – A special mention loan has potential weaknesses deserving management’s close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or in the Company’s credit position at some future date. Special Mention loans are not adversely classified and we believe do not expose us to sufficient risk to warrant adverse classification.

Substandard – A substandard loan is not adequately protected by the current net worth and paying capacity of the borrower or the value of the collateral pledged, if any. Loans classified as substandard have a well-defined weakness or weaknesses jeopardizing the liquidation of the loan. Well-defined weaknesses include the potential for: lack of marketability, inadequate cash flow or collateral support, failure to complete construction on time or the project’s failure to fulfill economic expectations. They are characterized by the distinct possibility that the Company will sustain some loss if the deficiencies are not corrected.

Substandard - Nonaccrual – These loans are typically on nonaccrual and have many of the same weaknesses as substandard loans.

Doubtful – Loans classified as doubtful have all the weaknesses inherent in those classified as substandard with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently known facts, conditions and values, highly questionable and improbable.

Loss – Loans classified as loss are considered uncollectible and charged off immediately.

The following table provides information on the activity within the allowance for loan losses as of and for the periods indicated.

	For the Three Months Ended March 31,	For the Years Ended December 31,
(in thousands)	2025	2024	2023
Allowance for credit losses on loans at the beginning of period	$18,679	$19,131	$16,481
Adoption of ASU 2016-13	-	-	(249)
Provision for credit losses on loans	-	3,909	2,999
Charge-offs
Commercial and industrial	-	(4,361)	(100)
Construction	-	-	-
Residential real estate	-	-	-
Commercial real estate	-	-	-
Consumer	-	-	-
Total charge-offs	-	(4,361)	(100)
Recoveries
Commercial and industrial	43	-	-
Construction	-	-	-
Residential real estate	-	-	-
Commercial real estate	-	-	-
Consumer	-	-	-
Total recoveries	43	-	-
Net charge-offs	43	(4,361)	(100)
Allowance for credit losses on loans at the end of period	$18,722	$18,679	$19,131

Average loans, net of deferred loans fees	1,858,716	1,797,626	1,621,283
Loans at the end of period	1,841,187	1,864,942	1,740,647
Net charge-offs to average loans(1)	-0.01%	0.24%	0.01%
Allowance for credit losses on loans to total loans	1.02%	1.00%	1.10%
Allowance for credit losses on loans to nonperforming loans	1397.16%	1386.71%	1388.32%
Nonperforming loans to total loans	0.07%	0.07%	0.08%

(1)	Annualized for Q1 2025.

There was no provision for credit losses on loans for the three months ended March 31, 2025, due to lower loan balances offset by an increase in qualitative adjustments to reflect increased economic uncertainty. Our provision for credit losses on loans of $3.9 million for the year ended December 31, 2024 is primarily attributable to growth in the loan portfolio compared to the prior year and the charge-off of a venture lending relationship. The following table presents the allocation of the allowance for credit losses as of the dates indicated.

	For the Three Months Ended March 31,		For the Years Ended December 31,
(in thousands)	2025		2024		2023
	Amount	% of Loans	Amount	% of Loans	Amount	% of Loans
Commercial and industrial	$10,989	59%	$10,170	55%	$9,794	52%
Construction	2,822	15%	3,005	16%	3,156	16%
Residential real estate	367	2%	286	2%	145	1%
Commercial real estate	4,523	24%	5,207	27%	6,035	31%
Consumer	21	0%	11	0%	1	0%

Total	$18,722	100%	$18,679	100%	$19,131	100%

The allocations of the allowance between loan segments did not vary significantly during the periods presented.

Investment Securities

Investment securities available-for-sale totaled $296.6 million at March 31, 2025 compared to $296.6 million at December 31, 2024 and $325.3 million at December 31, 2023. Available-for-sale securities are reported at their aggregate fair value, and unrealized gains and losses are included as a component of other comprehensive income, net of deferred taxes. At March 31, 2025, investment securities available-for-sale had a net unrealized loss of $65.6 million compared to net unrealized losses of $72.6 million and $68.8 million as of December 31, 2024 and 2023, respectively. Market changes in interest rates and credit spreads will result in temporary unrealized gains or losses as the market price of securities fluctuates. Management evaluated all available-for-sale securities in an unrealized loss position at March 31, 2025, December 31, 2024 and December 31, 2023, and concluded no impairment existed at the balance sheet dates.

During the first quarter of 2023, we sold our entire portfolio of held-to-maturity securities to reduce reliance on borrowings and to improve profitability. In connection with this sale of held-to-maturity securities, we realized a gain of $189,000.

Our investments provide a source of liquidity as they can be pledged to support borrowed funds or can be liquidated to generate cash proceeds. The investment portfolio is also a resource to us in managing interest rate risk, as the maturity and interest rate characteristics of this asset class can be changed to match changes in the loan and deposit portfolios. We consider AFS security interest rate sensitivity as part of total interest rate risk management. For further discussion, see sub-section entitled “— Interest Rate Sensitivity and Market Risk.” The majority of our available-for-sale investment portfolio is comprised of mortgage-backed securities (MBSs) that are either issued or guaranteed by U.S. government agencies or government-sponsored enterprises (GSEs).

The following table reflects the amortized cost and fair market values for the total portfolio of investments in our securities portfolio March 31, 2025, December 31, 2024 and December 31, 2023. As of the dates indicated, none of our investment securities were classified as held-to-maturity.

(in thousands)	March 31, 2025		December 31, 2024		December 31, 2023
	Amortized	Fair	Amortized	Fair	Amortized	Fair
	Cost	Value	Cost	Value	Cost	Value
Available-for-Sale
U.S. agencies	$526	$497	$578	$538	$737	$683
Commercial mortgage-backed securities	3,137	2,901	3,161	2,863	1,443	1,232
Residential mortgage-backed securities	353,837	288,586	360,713	288,461	389,125	320,469
U.S. states and political subdivisions	4,705	4,633	4,703	4,694	2,768	2,936

Total	$362,205	$296,617	$369,155	$296,556	$394,073	$325,320

As of March 31, 2025, the average life of the Bank’s securities was 7.6 years, and the effective duration was 6.2 years, compared to an average life of 7.9 years and 8.0 years and effective duration of 6.2 years and 6.2 years as of December 31, 2024 and December 31, 2023, respectively.

The following table presents the amortized cost of securities by contractual maturity of investment securities and weighted-average yields. Yields on state and political subdivision securities are shown on a tax equivalent basis, assuming a 21% federal income tax rate. The composition and maturity/repricing distribution of the securities portfolio is subject to change depending on rate sensitivity, capital and liquidity needs.

	March 31, 2025
(in thousands)	1 to 5 years		6 to 10 years		More than 10 years		Total
	Amortized Cost	WA Yield(1)	Amortized Cost	WA Yield(1)	Amortized Cost	WA Yield(1)	Amortized Cost	WA Yield(1)
U.S. agencies	$-	-%	$526	2.38%	$-	-%	$526	2.38%
Commercial mortgage-backed securities	1,013	3.73	-	-	2,124	2.86	3,137	3.14
Residential mortgage-backed securities	-	-	-	-	353,837	1.88	353,837	1.88
U.S. states and political subdivisions	-	-	-	-	4,705	5.62	4,705	5.62

	$1,013	3.73%	$526	2.38%	$360,666	1.93%	$362,205	1.94%

(1)	Weighted average yields are computed based on the amortized cost of the individual underlying securities.

	December 31, 2024
(in thousands)	1 to 5 years		6 to 10 years		More than 10 years		Total
	Amortized Cost	WA Yield(1)	Amortized Cost	WA Yield(1)	Amortized Cost	WA Yield(1)	Amortized Cost	WA Yield
U.S. agencies	$-	-%	$578	2.32%	$-	-%	$578	2.32%
Commercial mortgage-backed securities	1,014	3.73	-	-	2,147	2.86	3,161	3.14
Residential mortgage-backed securities	-	-	-	-	360,713	1.87	360,713	1.87
U.S. states and political subdivisions	-	-	-	-	4,703	5.70	4,703	5.70

	$1,014	3.73	$578	2.32	$367,563	1.92	$369,155	1.93

(1)	Weighted average yields are computed based on the amortized cost of the individual underlying securities.

	December 31, 2023
(in thousands)	1 to 5 years		6 to 10 years		More than 10 years		Total
	Amortized Cost	WA Yield(1)	Amortized Cost	WA Yield(1)	Amortized Cost	WA Yield(1)	Amortized Cost	WA Yield(1)

U.S. agencies	$-	-%	$737	2.28%	$-	-%	$737	2.28%
Commercial mortgage-backed securities	-	-	-	-	1,443	1.69	1,443	1.69
Residential mortgage-backed securities	-	-	-	-	389,125	1.53	389,125	1.53
U.S. states and political subdivisions	-	-	-	-	2,768	5.39	2,768	5.39

	$-	-%	$737	2.28%	$393,336	1.55%	$394,073	1.56%

(1)	Weighted average yields are computed based on the amortized cost of the individual underlying securities.

Deposits

Our deposits are generated through our bankers’ commercial banking relationships. Many of our business customers maintain liquid balances in their demand deposit accounts and use the Bank’s treasury management services.

We participate in a reciprocal deposits network to provide our clients with access to FDIC insurance beyond the standard maximum deposit insurance amount at a single insured depository institution. A reciprocal position means that we receive an equal amount of network deposits for our enrolled accounts, and those deposits are reflected on our balance sheet. If we elect to receive reciprocal deposits, we are required to pay a fee equal to our reciprocal deposits balances multiplied by an annualized rate. The reciprocal deposit placement fee represents an additional cost that is not incurred with traditional deposit accounts and is factored into our overall cost of deposits. Our participation in the reciprocal deposit network is subject to certain terms and conditions, and there can be no assurances that we will be able to participate in the network in the future. In particular, under FDIC regulations, qualifying reciprocal deposits which do not exceed 20% of the liabilities of the Bank may be excluded from being classified as brokered deposits. See section entitled “Risk Factors — We participate in reciprocal deposit networks to provide additional FDIC deposit insurance coverage to support our clients and to efficiently manage our balance sheet and liquidity position.” As of March 31, 2025, December 31, 2024 and December 31, 2023, our total reciprocal interest-bearing checking deposits totaled $851.4 million, $869.1 million and $712.9 million, respectively. As a result, as of March 31, 2025, December 31, 2024, and December 31, 2023 an additional $447.8, $470.0 million and $325.9 million of our deposits were considered brokered deposits by the FDIC due to being in excess of the general 20% cap.

At March 31, 2025, December 31, 2024 and December 31, 2023, approximately 22%, 22% and 29%, respectively, of our deposits were in noninterest-bearing demand deposits. The balance of our deposits at March 31, 2025, December 31, 2024 and December 31, 2023, were held in interest-bearing checking, savings and money market accounts, time and brokered deposits. Approximately 71%, 71% and 63% of total deposits were held in interest-bearing demand, savings and money market deposit accounts at March 31, 2025, December 31, 2024 and December 31, 2023, respectively, which provide our customers with interest and liquidity. Time and brokered deposits comprised the remaining 7%, 7% and 9% of our deposits at March 31, 2025, December 31, 2024 and December 31, 2023.

Information concerning average balances and rates paid on deposits by deposit type for the past two fiscal years is contained in the Distribution, Yield and Rate Analysis of Net Income table located in the previous section entitled “Results of Operations—Net Interest Income.” The following table provides a comparative distribution of our deposits by outstanding balance as well as by percentage of total deposits at the dates indicated.

(in thousands)	Balance	% of Total
At March 31, 2025
Non-interest bearing demand	$419,823	22%
Interest-bearing checking	965,467	50%
Money market and savings	399,010	21%
Time	58,273	3%
Brokered(1)	86,915	4%

Total deposits	$1,929,488	100%

At December 31, 2024
Non-interest bearing demand	$414,327	22%
Interest-bearing checking	993,219	53%
Money market and savings	338,578	18%
Time	74,468	3%
Brokered(1)	70,763	4%

Total deposits	$1,891,355	100%

At December 31, 2023
Non-interest bearing demand	$472,517	29%
Interest-bearing checking	740,902	45%
Money market and savings	298,117	18%
Time	46,676	2%
Brokered(1)	96,117	6%

Total deposits	$1,654,329	100%

(1)	FDIC regulations impose a cap on reciprocal deposits that may be exempt from brokered deposits classification depending on a bank’s capitalization and rating status, including a general cap equal to 20% of the Bank’s total liabilities. As of March 31, 2025, December 31, 2024 and December 31, 2023, an additional $447.8 million, $470.0 million, $325.9 million of our deposits were considered brokered deposits by the FDIC due to being in excess of the general cap, respectively.

FDIC deposit insurance covers $250,000 per depositor (subject to the rules and regulations of the FDIC), per FDIC-insured bank, for each account ownership category. We estimate total uninsured deposits were $670.6 million, $632.6 million and $562.0 million as of March 31, 2025, December 31, 2024 and December 31, 2023, respectively, representing approximately 35%, 33% and 34% of our total deposit portfolio as of March 31, 2025, December 31, 2024 and December 31, 2023, respectively.

The following table sets forth the scheduled maturities of time deposits of $250,000 and greater as of March 31, 2025, December 31, 2024 and December 31, 2023.

	March 31, 2025
		Greater Than (or Equal To) $250,000
	Less than	(or Equal To)
(in thousands)	$250,000	$250,000	Total
Remaining maturity:
Three months or less	$15,739	$21,314	$37,053
Over three through six months	3,501	5,486	8,987
Over six through twelve months	669	10,389	11,058
Over twelve months	51	1,124	1,175
	$19,960	$38,313	$58,273

	December 31, 2024
	Less Than	Greater Than (or Equal To)
(in thousands)	$250,000	$250,000	Total
Remaining maturity:
Three months or less	$8,193	$24,718	$32,911
Over three through six months	14,071	14,109	28,180
Over six through twelve months	1,144	11,066	12,210
Over twelve months	51	1,116	1,167
	$23,459	$51,009	$74,468

	December 31, 2023
	Less Than	Greater Than (or Equal To)
(in thousands)	$250,000	$250,000	Total
Remaining maturity:
Three months or less	$9,566	$10,952	$20,518
Over three through six months	11,446	3,858	15,304
Over six through twelve months	1,716	8,319	10,035
Over twelve months	65	754	819
	$22,793	$23,883	$46,676

Borrowings

The Bank has several supplementary funding sources, including a secured line of credit with the Federal Home Loan Bank of San Francisco (“FHLB”) and various available secured and unsecured lines of credit with correspondent banks. The regional bank failures in the first half of 2023 had a direct impact on the Bank’s deposits, resulting in a decrease in deposits of $169 million from December 31, 2022 to December 31, 2023, and an increased reliance on wholesale funding, including short-term borrowings and brokered deposits. As of December 31, 2023, wholesale funding totaled 20% of total assets compared to 6% as of December 31, 2022.

The Bank’s 2024 strategy included reducing the reliance on wholesale funding by increasing core deposits. During 2024, the Bank increased deposits $237 million from the prior year-end and reduced wholesale funding to 11% of total assets as of December 31, 2024, compared to the 20% as of December 31, 2023.

As of March 31, 2025, total deposits increased $38.1 million compared to December 31, 2024. The Bank further reduced wholesale funding to 10% of total assets at March 31, 2025, compared to 11% as of December 31, 2024.

The following table summarizes our borrowings as of the periods indicated.

(in thousands)	March 31, 2025	December 31, 2024	December 31, 2023
Fed funds lines of credit	$70,000	$115,000	$136,000
Federal Home Loan Bank advances	85,000	70,000	-
Federal Reserve Bank Term Funding Program	-	-	224,000
Subordinated notes, net	22,000	22,000	21,906
	$177,000	$207,000	$381,906

Federal Home Loan Bank Advance. The Bank has a secured line of credit with the FHLB, which requires the Bank to pledge collateral to establish credit availability. The Bank has historically pledged multifamily and commercial real estate loans within the Bank’s loan portfolio to establish credit availability. As of March 31, 2025 and December 31, 2024, the secured line of credit had an outstanding balance of $85.0 million and $70.0 million and $373.9 million and $391.2 million in remaining borrowing capacity, respectively. As of December 31, 2023, for the same secured line, the Bank had no outstanding balance with $389.4 million in remaining borrowing capacity.

Other Short-Term Borrowings. As of March 31, 2025, December 31, 2024 and December 31, 2023, the Company had unsecured Federal Funds lines of credit from correspondent banks with an outstanding balance of $70.0 million, $115.0 million and $136.0 million, respectively. The Company has a short-term borrowing arrangement with the Federal Reserve Bank through the Discount Window with a borrowing capacity of $843.4 million as of March 31, 2025. There were no borrowings outstanding under the agreement at March 31, 2025, December 31, 2024 or December 31, 2023.

Long-Term Debt. On December 20, 2019, the Company issued $22.0 million in ten-year, fixed-to-floating rate subordinated notes to certain qualified institutional buyers and institutional accredited investors. The subordinated notes have a maturity date of December 30, 2029 and bear interest at the rate of 5.0% per annum, payable semiannually for the first five years of the term, and then quarterly at a variable rate based on the then current 3-month Secured Overnight Financing Rate plus 359.5 basis points. The interest rate as of April 1, 2025 was 7.88%. The notes are currently redeemable, subject to certain conditions. The indebtedness evidenced by the subordinated notes, including principal and interest, is unsecured and subordinate and junior to general and secured creditors and depositors. On the balance sheet the subordinated notes are carried net of debt issuance costs, and these were fully amortized as of December 31, 2024.

Liquidity and Capital Resources

Liquidity Management

Liquidity refers to our capacity to meet cash and collateral obligations in a timely manner. Maintaining appropriate levels of liquidity depends on our ability to address both expected and unexpected cash flows and collateral needs while aiming to avoid adverse effects on our daily operations or the financial condition of the Bank. Effective liquidity management is considered essential to our business model, as deposits, which can generally be withdrawn on demand, form a primary source of our funding. For regulatory reporting purposes, the liquidity ratio is typically calculated as the sum of our cash and cash equivalents plus unpledged securities classified as investment grade divided by total liabilities. Based on this calculation method, as of March 31, 2025, December 31, 2024, and 2023 our reported liquidity ratios were 19.1%, 17.2% and 9.2%, respectively.

We maintain secured lines of credit with the FHLB and the Federal Reserve Discount Window, for which we can borrow up to the allowable amount of pledged collateral. As of March 31, 2025, we had remaining borrowing capacity totaling $373.9 million and $843.4 million with the FHLB and Federal Reserve, respectively. The Bank maintains unsecured lines of credit with five correspondent banks that provide combined availability of $175.0 million at both March 31, 2025 and December 31, 2024 and $171.0 million at December 31, 2023. There were outstanding balances on these unsecured lines of credit of $70.0 million, $115.0 million and $136.0 million as of March 31, 2025, December 31, 2024 and December 31, 2023, respectively.

In addition to these sources of liquidity, we also utilize the ICS® network for One-Way Buy® deposits. One-Way Buy® deposits involve receiving brokered deposits from other banks’ customers through the ICS® network. This mechanism can provide an additional source of liquidity by allowing us to increase our brokered deposits without reciprocating. At March 31, 2025, December 31, 2024 and December 31, 2023, One-Way Buy® deposits totaled $58.1 million, $20.0 million and $50.0 million, respectively.

As an intermediate source of liquidity, we may sell AFS securities or allow AFS securities to mature without reinvestment in the securities portfolio. As of both March 31, 2025 and December 31, 2024, our AFS securities portfolio had a fair value of $296.6 million and an amortized cost of $362.2 million and $369.2 million, respectively, including zero bonds maturing within five years. At December 31, 2023, our AFS securities portfolio had a fair value of $325.3 million and an amortized cost of $394.1 million. In the event liquidity is needed from the bond portfolio, management will take into consideration a number of factors when determining which investments to sell including the marketability of the bonds, current prices and estimated losses.

Liquidity Risk Management

Liquidity risk refers to the potential that the Bank’s financial condition or overall safety and soundness could be adversely affected by a real or perceived inability to meet contractual obligations. This risk category includes potential challenges in managing unplanned decreases or changes in funding sources. Liquidity risk management involves efforts to identify, measure, monitor and control liquidity events.

The Bank’s Asset/Liability Committee (ALCO) of the Board typically reviews the current liquidity position and projected liquidity scenarios, including stressed scenarios, at its quarterly meetings. The ALCO seeks to ensure that measurement systems are designed to identify and quantify the Bank’s liquidity exposure, and that reporting systems and practices are intended to communicate relevant information about the level and sources of that exposure. Management is responsible for implementing board-approved policies, strategies, and procedures, and for monitoring liquidity on both a daily and long-term basis.

Capital Resources

Capital adequacy is generally considered an important indicator of financial stability and performance. Our objectives include maintaining capitalization at levels that we believe are sufficient to support asset growth and to promote confidence among our depositors, investors, and regulators. We recognize that robust capital management practices are integral to addressing various financial and operational challenges, which may include managing credit risk, liquidity risk, balance sheet growth, new products, regulatory changes and competitive pressures. Our Board of Directors reviews our capital position on an ongoing basis to ensure it is adequate, including but not limited to, the need for raising additional capital (whether in the form of debt and/or equity).

Shareholders’ equity as of March 31, 2025, was $196.6 million, an increase of $10.3 million compared to $186.4 million as of December 31, 2024. Net income for the three months ended March 31, 2025, contributed $5.4 million to the increase in shareholders’ equity. Accumulated other comprehensive loss decreased $5.0 million during the first quarter of 2025, related to an increase in the market value of the AFS securities portfolio.

Book value per share as of March 31, 2025, December 31, 2024 and December 31, 2023, was $24.85, $23.57 and $21.27, respectively. The increase from December 31, 2024, is primarily the result of earnings, which were $0.71 per diluted share for the three months ended March 31, 2025, compared to $2.76 per diluted share for the year ended December 31, 2024.

Because total assets on a consolidated basis are less than $3.0 billion, we are not subject to the consolidated capital requirements imposed by federal regulations. However, the Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Certain regulatory measurements of capital adequacy are “risk based,” meaning they utilize a formula that considers the individual risk profile of the financial institution’s assets. For example, certain assets, such as cash at the Federal Reserve and investments in U.S. Treasury securities, are deemed to carry zero risk by the regulators because of explicit or implied federal government guarantees. As of March 31, 2025, December 31, 2024 and December 31, 2023, respectively, 7.7%, 6.2% and 6.4% of the Bank’s total assets were invested in such zero-risk assets. The tier 1 leverage ratio, another regulatory capital measurement, does not consider the riskiness of assets. The leverage ratio is computed as tier 1 capital divided by total average assets for the relevant quarter.

Accumulated other comprehensive income, which includes unrealized gains and losses on securities available-for-sale and unrealized gains and losses on derivatives qualifying as cash flow hedges, is excluded in the calculation of regulatory capital ratios. The Bank’s capital level is characterized as “well capitalized” for regulatory purposes. A summary of the Company’s consolidated and Bank’s regulatory capital ratios are presented for the periods indicated below.

	Consolidated
(in thousands)	March 31, 2025		December 31, 2024		December 31, 2023
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total risk-based capital ratio	$281,545	12.86%	$276,225	12.30%	$257,284	11.86%
Tier 1 risk-based capital ratio	242,978	11.10%	237,700	10.59%	214,187	9.88%
Common equity Tier 1 capital ratio	242,978	11.10%	237,700	10.59%	214,187	9.88%
Tier 1 leverage ratio	242,978	10.39%	237,700	10.35%	214,187	9.77%

	Bank
(in thousands)	March 31, 2025		December 31, 2024		December 31, 2023
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total risk-based capital ratio	$278,043	12.74%	$274,362	12.26%	$251,484	11.63%
Tier 1 risk-based capital ratio	257,076	11.78%	253,437	11.32%	230,293	10.65%
Common equity Tier 1 capital ratio	257,076	11.78%	253,437	11.32%	230,293	10.65%
Tier 1 leverage ratio	257,076	11.02%	253,437	11.07%	230,293	10.53%

Off-Balance Sheet Arrangements

In the normal course of business, we enter into various transactions that are not included in our consolidated balance sheets in accordance with GAAP. These transactions, including commitments to extend credit, letters of credit, and overdraft protection, are issued to meet customer financing needs. These are agreements to provide credit or to support the credit of others, as long as conditions established in the contract are met, and usually have expiration dates. Commitments may expire without being used. Off-balance sheet risk to credit loss exists up to the face amount of these instruments. The total commitment amounts do not necessarily represent future cash requirements.

The following is a summary of our off-balance sheet commitments outstanding as of the dates indicated. The Bank has some commitments that are unconditionally cancellable at our discretion and these amounts are not included in the table below.

	March 31,	December 31,
(in thousands)	2025	2024	2023
Commitments to extend credit	$649,921	$716,695	$616,276
Standby letters of credit	17,648	18,043	2,094

Based on historical experience, many of the commitments and letters of credit will expire unfunded. Through our various sources of liquidity, we believe we will be able to fund these obligations as they arise. We evaluate each customer’s credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary upon extension of credit, is based on our credit evaluation of the borrower. Collateral varies but may include accounts receivable, inventory, property, plant and equipment, and commercial and residential real estate.

We estimate expected credit losses over the contractual period in which we are exposed to credit risk via a contractual obligation to extend credit, unless that obligation is unconditionally cancellable by us. The allowance for credit losses on unfunded commitments is adjusted through provision for credit loss expense. The estimate includes consideration of the likelihood that funding will occur and an estimate of expected credit losses on commitments expected to be funded over its estimated life. The estimate utilizes the same factors and assumptions as the allowance for credit losses on loans and is applied at the same collective segment level.

Contractual Obligations

The following table presents, as of March 31, 2025, our significant contractual obligations to third parties on debt and lease agreements and service obligations.

	As of March 31, 2025
	Less than	1 to 2	2 to 5	More than
(in thousands)	one year	years	years	5 years	Total
Time deposits(1)	$57,098	$51	$1,124	$-	$58,273
Subordinated debt(1)	-	-	22,000	-	22,000
Operating leases, net	2,625	4,657	1,705	128	9,115
Significant contracts(2)	1,105	941	707	-	2,753
	$60,828	$5,649	$25,536	$128	$92,141

(1)	Amounts exclude interest.
(2)	We have a significant, long-term contract for core processing services. Actual obligation is dependent on certain factors including volume and activity. For purposes of this disclosure, future obligations are estimated using expenses for the three months ended March 31, 2025, extrapolated over the remaining contract life, respectively.

The following table presents, as of December 31, 2024, our significant contractual obligations to third parties on debt and lease agreements and service obligations.

	Less than	1 to 2	2 to 5	More than
(in thousands)	one year	years	years	5 years	Total
Time deposits(1)	$73,301	$51	$1,116	$-	$74,468
Subordinated debt(1)	-	-	22,000	-	22,000
Operating leases, net	2,620	4,930	1,500	321	9,371
Significant contracts(2)	1,402	1,505	1,746	-	4,653
	$77,323	$6,486	$26,362	$321	$110,492

(1)	Amounts exclude interest.
(2)	We have a significant, long-term contract for core processing services. Actual obligation is dependent on certain factors including volume and activity. For purposes of this disclosure, future obligations are estimated using 2024 expenses extrapolated over the remaining contract life.

We believe that will we be able to meet our contractual obligations as they come due. Adequate cash levels are expected through profitability, repayments from loans and securities, deposit gathering activity and access to borrowing sources.

Risk Framework

We have established a risk appetite framework as part of our overall risk management policies to define the type and amount of risk we are willing to accept, while balancing the needs of all stakeholders. The risk appetite framework is developed in accordance with industry practice and regulatory expectations. It is reviewed and approved annually by the Bank’s Risk Oversight Committee, comprised of members of Bank management, and the Bank’s Audit Committee and ratified by the Board. The framework covers eight (8) major risk categories: (i) operational risk; (ii) strategic risk; (iii) credit risk; (iv) liquidity risk; (v) technology risk (including cybersecurity risk); (vi) compliance risk; (vii) reputation risk and (viii) interest rate sensitivity risk.

The Bank’s management Risk Oversight committee, which meets at least once per quarter, assists the Audit Committee and all of the Bank’s and Company’s other committees in fulfilling the Company’s and Bank’s responsibilities in managing risk and operating the Company and Bank in a safe and sound matter. The Risk Oversight Committee governs in accordance with the institution’s overall risk framework and associated risk policies. In particular, the Risk Oversight Committee reviews and makes decisions regarding existing risk exposures and emerging risks as derived from various risk assessments, metrics and management reports. In addition, the Risk Oversight Committee reviews and makes decisions regarding material process changes, identified risks, issues remediation and implementation of major projects or requirements for risk management enhancements. Current committee members include our Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, Chief Credit Officer, Chief Legal Officer, Chief of Staff, Enterprise Risk Manager, Chief Technology Officer, Human Resources Officer, BSA Officer, Controller and Treasurer.

Operational Risk

Operational risk is the risk to earnings or capital arising from problems in people, processes, systems and external events. This risk is significant within any bank and is interconnected with other risk categories in most activities throughout the Company. It arises daily throughout the Company as transactions are processed. It pervades all divisions, departments and centers and is inherent in all products and services we offer.

In general, operational risk by major area is categorized as high, medium or low by the Company. The audit plan ensures that high risk areas are reviewed annually. We utilize internal auditors and independent audit firms to test key controls of operational processes and to audit information systems, compliance management programs, and loan programs.

We believe the key to managing operational risk is in the design, documentation and implementation of well-defined policies, procedures, and controls. Any system of controls, however well designed and operated, is based in part on certain assumptions and can provide only reasonable, but not absolute, assurances of the effectiveness of these systems and controls, and that the objectives of these controls have been met.

Strategic Risk

Strategic risk is the risk of loss or foregone opportunities due to a failure in strategies caused by external and internal factors adversely influencing the outcome or execution of strategies. Strategic risks are identified as part of the strategic planning process. Offsite strategic planning sessions, with members of the Board of Directors and executive officers, are held annually. The strategic review consists of an economic assessment, competitive analysis, industry outlook and risk and regulatory review and includes participation from outside parties.

Credit Risk

Credit risk is the risk arising from an obligor’s failure to meet the terms of any contract with the Bank or otherwise perform as agreed. Credit risk exists anytime bank funds are extended, committed, invested or otherwise exposed through actual or implied contractual arrangements, whether reflected on or off the balance sheets and rises in conjunction with a broad array of bank activities.

The Bank serves its clients through separate lending divisions and can face challenges from a variety of factors including higher interest rates, a slowdown in the economy, lower valuations for commercial real estate and challenging environment for venture-backed businesses. The Bank has established concentration levels with each loan product to help manage diversification, and the Board measures the concentrations relative to total risk based capital regularly. These limits are reassessed periodically to reflect current economic conditions. The Bank has also established regular monitoring and portfolio review of credit customers to evaluate and assess the risk associated with its credits.

The Bank engages in an established underwriting process in accordance with its credit policies, assessing the credit risk and matching the risk to an appropriate credit structure. The Bank regularly stress tests its loan portfolio utilizing macroeconomic scenarios based on current conditions as well as historical data and credit approval authority. Credit approvals are governed by the Bank’s credit approval policy and consider the size of the credit, the aggregate indebtedness owed to the Bank by the borrower, and the loan risk rating. Credit policies are approved by the Credit Committee of the Board and ratified by the full Board. In addition, the Bank has adopted robust monitoring and portfolio reviews to identify risks and address loans which may become criticized or classified or otherwise become identified as problem loans. The Special Assets Committee (SAC) includes our CEO, Chief Credit Officer, Chief Legal Officer, other credit officers and members of executive management. The SAC reviews criticized and classified loans, and loans requiring close monitoring on a semi-monthly basis.

Liquidity Risk

Our objective in managing liquidity is to maintain a balance between sources and uses of funds in order to economically meet the cash requirements of customers for loans and deposit withdrawals and participate in lending and investment opportunities as they arise. We monitor our liquidity position in relation to changes in loan and deposit balances on a daily basis to assure maximum utilization, maintenance of an adequate level of readily marketable assets and access to short-term funding sources.

The high profile regional bank failures in the first half of 2023 drove several precautionary actions to ensure adequate liquidity including securing multiple additional funding sources and pledges of additional collateral to ensure that we could meet our liquidity needs. The Bank also introduced a fully insured reciprocal deposit program to maintain deposits and offer customers deposit insurance in the amount they requested.

The Bank actively monitors and manages the Bank’s current and forecasted liquidity position, expected fund inflows and outflows, large depositor trends, contingency funding sources and other metrics. The Company maintains policies regarding liquidity levels, and ratios are presented to the ALCO quarterly. Management has also established early warning indicators to anticipate significant liquidity stress. If any of these indicators are triggered, we maintain action plans and responsibilities for each liquidity scenario and report this to ALCO. In addition to its supervision of the Bank’s current and prospective liquidity, ALCO is also responsible for oversight of the balance sheet, interest rate risk exposure and strategy, and capital levels.

Deposits have historically provided us with a sizable source of funding, but are subject to competitive pressure in our market. Our deposits are primarily sourced from commercial clients, resulting in a higher concentration of larger-balance accounts than a retail bank. The deposits in our Venture Lending division can be volatile since our Venture Lending clients are primarily early to late-stage startup companies and they rely on future rounds of funding and have negative operating cash flow. At March 31, 2025, we had approximately $685 million in Venture Lending deposits. Approximately 25% of these deposits are provided by clients who hold deposit accounts with us without a corresponding lending or credit relationship. These deposit-only clients, particularly those with large balances, may be more inclined to withdraw funds quickly in response to market stress or perceived concerns about our financial stability, as they may lack broader, long-term ties to the Bank. A portion of our deposits are granular, long-tenured, and relationship-based. In addition to deposit funding, we also have access to a variety of other short-term and long-term funding sources, which include proceeds from maturities of our loans and investment securities, as well as secondary funding sources available to meet our liquidity needs such as the FHLB, secured repurchase agreements, brokered deposits, and the Federal Reserve discount window.

Our loan-to-deposit ratio at March 31, 2025, December 31, 2024 and December 31, 2023, was 95.4%, 98.6% and 105.2%, respectively. As of March 31, 2025, December 31, 2024 and December 31, 2023, the Company had cash on its balance sheet of $125.0 million, $82.7 million and $81.4 million and total other liquidity sources, including available borrowing capacity and unpledged investment securities of approximately $1.60 billion, $1.50 billion and $1.31 billion, respectively. Total available sources of liquidity as a percentage of estimated uninsured and uncollateralized deposits were approximately 258%, 253% and 248%, respectively.

Technology Risk

Technology risk threatens our ability to secure data, maintain system availability, and meet business, client, and regulatory requirements. As we grow, our technology infrastructure must scale to support increasing transaction volumes and evolving client needs while mitigating cybersecurity threats, including social engineering and AI-driven attacks. To strengthen our defenses, we are transitioning from implementing and following the Cybersecurity Assessment Tool (CAT) to the NIST Cybersecurity Framework (CSF) 2.0 and enhancing our Business Impact Analysis (BIA).

We employ a layered security approach, including firewalls, intrusion detection, multi-factor authentication, encryption, and regular penetration testing. We conduct bi-weekly vulnerability scans and third-party security assessments to help identify and address risks. Our information security policies align with regulatory requirements from the Federal Reserve, FDIC, and DFPI. In addition, we conduct annual Gramm-Leach-Bliley Act (GLBA) risk assessments to ensure compliance.

Vendor security is one of our priorities. We strive to conduct rigorous assessments for all vendors and annual reviews of critical and high-risk providers. We collect Service Organization Controls (SOC) reports and other security documentation from vendors and service providers and have confidentiality agreements in place to prevent external sharing.

Our Information Security Officer provides regular updates to our IT Steering and Risk Oversight Committee, and significant findings are escalated to our board of directors. As an FDIC-regulated community bank, we believe we comply with extensive cybersecurity and risk management regulations. We share detailed reports only with regulators and auditors.

We remain committed to protecting client information, ensuring regulatory compliance, and strengthening our technology infrastructure against evolving cybersecurity threats.

Compliance Risk

Compliance risk is the risk to earnings or capital arising from violations of, or non-conformance with, laws, rules, regulations, prescribed practices or ethical standards. Compliance risk also arises in situations where the laws or rules governing certain products or activities of the Bank’s customers may be ambiguous or untested. Compliance risk exposes us to fines, civil money penalties, payment of damages, and the voiding of contracts. Compliance risk can also lead to a diminished reputation, reduced business value, limited business opportunities, lessened expansion potential, and lack of contract enforceability. The Company utilizes independent external firms to conduct compliance audits as a means of identifying weaknesses in the compliance program.

There is no single or primary source of compliance risk. It is inherent in every activity. Frequently, it blends into operational risk. A portion of this risk is sometimes referred to as legal risk. This is not limited solely to risk from failure to comply with consumer protection laws; it encompasses all laws and regulations, as well as prudent ethical standards and contractual obligations. It also includes the exposure to litigation from all aspects of banking, traditional and non-traditional.

Our risk management policies and codes of ethical conduct are key components in controlling compliance risk. An integral part of controlling this risk is the proper training and development of employees and board members. We seek to provide our employees with adequate training commensurate to their job functions to ensure compliance with banking laws and regulations.

Our risk management policies and programs include a risk-based audit program aimed at identifying internal control deficiencies and weaknesses including inconsistencies with established policies and bank laws and regulations. We have in-depth internal audits supplemented by independent external firms, and periodic monitoring performed by our risk management personnel. Annually, an Audit Plan for the Company is developed and presented for approval to the Audit Committee.

Our risk management team conducts periodic monitoring of our compliance efforts with a special focus on those areas that expose us to compliance risk. The purpose of the periodic monitoring is to verify whether our employees are adhering to established policies and procedures. Any material exceptions or violations identified are brought forward to the appropriate department head, the Risk Oversight Committee, the Audit Committee and the Board as warranted.

We recognize that customer complaints can often identify weaknesses in our compliance program which could expose us to risk. Therefore, we attempt to ensure that all complaints are given prompt attention.

Reputation Risk

Reputation risk is the risk that negative stakeholder opinion or negative publicity of our business practices may cause our brand to suffer as a result of the actions of the Company itself, an employee, or through other parties such as strategic and third-party business partners. This can lead to losses of client relationships and negatively impact our earnings and liquidity. Reputation risk has become more significant for banks following prior financial crises and prominent bank failures in 2023. While reputation risk is not always directly predictable or controllable, our operating model attempts to minimize such risk by focusing on the markets and products we believe we have experience and expertise with, and we prioritize client satisfaction.

Interest Rate Sensitivity and Market Risk

Our business activities include attracting deposits and using those deposits to invest in cash, securities, and loans. These activities involve interest rate risk, which arises from factors such as timing and volume differences in the repricing of our rate-sensitive assets and liabilities, changes in credit spreads, fluctuations in the general level of market interest rates, and shifts in the shape and level of market yield curves. Changes in interest rates affect our current and future earnings by impacting our net interest income and the level of other interest-sensitive income and operating expenses. Interest rate fluctuations also influence the underlying economic value of our assets, liabilities and off-balance sheet items. This is because the present value of future cash flows, and in some cases the cash flows themselves, may change when interest rates vary.

Interest rate risk is generally considered a significant market risk for financial institutions. We have developed an interest rate risk policy that aims to provide management with guidelines for managing interest rate risk. We have also established a system for monitoring our net interest rate sensitivity position. However, it’s important to note that despite these measures, significant changes in interest rates could potentially impact our earnings, liquidity and capital positions.

Our ALCO is composed of our CEO and at least two independent directors and meets at least quarterly to manage interest rate risk in accordance with policies approved by the Bank’s board of directors. Members of management from various departments also participate in the ALCO meetings, including the Chief Financial Officer, Treasurer, and Executive Vice President of Treasury Management Services. The board of directors receives quarterly interest rate risk measurement results. The ALCO monitors the volume, maturities, pricing and mix of assets and funding sources with the objective of managing assets and funding sources to provide results that are consistent with liquidity, growth, risk limits and profitability goals.

We use interest rate risk models and rate shock simulations to assess the interest rate risk (“IRR”) sensitivity of net interest income and the economic value of equity over a variety of parallel and non-parallel rate scenarios. Many assumptions are used to calculate the impact of interest rate fluctuations on our net interest income, such as asset prepayments, non-maturity deposit price sensitivity and decay rates, and rate drivers. Due to the inherent use of estimates and assumptions in the model, our actual results may, and most likely will, differ from our simulated results. Management reviews the assumptions on an as-needed basis and at least annually through a thorough examination. Key changes are presented to the ALCO.

The table below summarizes the results of our IRR analysis in simulating the change in net interest income over a 12-month horizon as of the indicated dates. This scenario assumes that the parallel shift in interest rates occurs immediately.

	Estimated Change in Net Interest Income
Change in interest rates (basis points)	March 31, 2025	December 31, 2024	December 31, 2023
+400	13.34%	11.89%	0.60%
+300	9.89	8.80	0.47
+200	6.48	5.73	0.39
+100	3.04	2.64	0.23
-100	(1.52)	(1.07)	(2.02)
-200	(0.63)	(0.21)	(3.19)
-300	1.52	1.88	(2.72)
-400	6.18	5.69	(0.65)

We expect net interest income to benefit from an increase in interest rates as the rates on interest earning assets reprice at a faster pace than the rate on interest-bearing liabilities. As rates decrease, net interest income is negatively impacted as the rates on interest earning assets reprice lower at a faster pace than the rates on interest-bearing liabilities. The decrease in net interest income is offset by the benefits from the floor rates on our floating rate loans. At March 31, 2025, approximately 7% of our floating rate loans were at their floor rate. As rates decrease, a larger percentage of the coupon on our floating rate loans will be at the floor rate. If rates decrease 100 basis points, 40% of our floating rate loans will be at their floor rate and if rates decrease 400 basis points, 75% will be at their floor rate.

BUSINESS

Company Overview

We are Avidbank Holdings, a bank holding company based in San Jose, California that operates through our wholly owned subsidiary, Avidbank, a California state-chartered bank. Founded in 2003, we are a full-service commercial bank dedicated to providing innovative banking solutions to a diverse client base, including small-to-medium sized businesses, technology companies, and individuals through robust portfolios of lending products, deposit services, and digital banking capabilities. We provide competitive deposit products and treasury management solutions with a high-touch, relationship-driven approach, guided by our commitment to being Responsive, Collaborative & Accountable—principles we embody in every client interaction. Our experienced management team focuses on loan growth while maintaining excellent credit quality, core deposit expansion, noninterest income growth and improving operational efficiency. We focus on corporate banking, commercial real estate, and real estate construction lending in the Bay Area (which we define as the counties of Alameda, Contra Costa, Marin, Monterey, Napa, San Francisco, San Mateo, Santa Clara, Santa Cruz, Solano, and Sonoma), while also maintaining a growing national presence in Venture Lending and Specialty Finance.

As of March 31, 2025, we had total assets of $2.3 billion, total loans of $1.8 billion, total deposits of $1.9 billion and total shareholders’ equity of $196.6 million. The local and national business focus of our five banking divisions is summarized below.

Avidbank Holdings is registered as a bank holding company under the Bank Holding Company Act of 1956, as amended. Avidbank Holdings was incorporated under the laws of the State of California in 2007 for the principal purpose of engaging in activities permitted for a bank holding company. As a bank holding company, Avidbank Holdings is authorized to engage in the activities permitted under the Bank Holding Company Act of 1956, as amended, and the regulations thereunder. Avidbank Holdings owns 100% of the issued and outstanding common shares of the Bank. Our deposit accounts are insured to the maximum extent permitted by applicable law.

As a bank holding company, we are subject to the supervision of the Board of Governors of the Federal Reserve System (the “Federal Reserve” or “FRB”). We are required to file with the FRB reports and other information regarding our business operations and the business operations of our subsidiaries. As a state-chartered commercial bank, the Bank is subject to primary supervision, periodic examination and regulation by the California Department of Financial Protection and Innovation (the “DFPI”) and by the Federal Deposit Insurance Corporation (the “FDIC”), as its primary federal bank regulator.

History and Mission

The Bank was organized in April 2003 under the name “The Private Bank of the Peninsula” by a group of long-time, Palo Alto-based entrepreneurs deeply invested in the community who envisioned a private business bank that would provide the kind of exceptional banking services they desired themselves. With the approval of the DFPI and the FDIC, the Bank commenced business on October 1, 2003. In 2007, we reorganized into a bank holding company structure, whereby the Bank became a subsidiary of Peninsula Bank Holding Co. As our business model and vision expanded, we recognized that our original name did not reflect the Bank’s broader aspirations to offer a diverse range of products and services to a wide array of individuals and businesses. Accordingly, The Private Bank of the Peninsula changed its name to Avidbank on April 1, 2011, and Peninsula Bank Holding Co. formally changed its name to Avidbank Holdings, Inc. on August 1, 2011. We moved our headquarters to San Jose in 2017 to improve our ability to attract and retain Bank employees.

The Bank’s overall goal and mission is to continue to scale our Corporate Banking, Venture Lending, and Specialty Finance banking divisions, maintain measured growth in our Commercial Real Estate and Construction divisions, be opportunistic in hiring quality personnel, capitalize on market disruption throughout our operating markets, maintain a culture of elevated credit quality, and manage our balance sheet to maximize profitability without taking undue risk. We aim to consistently deliver value which exceeds our clients’ expectations.

Markets

The Bank operates with one branch located in San Jose, California and one loan production office in each of San Francisco, California and Redwood City, California. In addition, our Specialty Finance and Venture Lending divisions have bankers and customers located throughout the United States. We have banking relationships in 37 states with approximately 22% of our loan balances located outside of California as of March 31, 2025.

According to the U.S. Census data and reports from S&P Capital IQ Pro, median Household Income in the San Jose-Sunnyvale-Santa Clara Metropolitan Statistical Area (“MSA”) was approximately $157,000 as of March 31, 2025, compared to nationwide Median Household Income of approximately $79,000. Projected Household Income Growth for 2025-2030 was 9.8% for the San Jose-Sunnyvale-Santa Clara MSA, compared to 8.8% nationwide.

Financial Performance & Positioning

Throughout the Bank’s history, we believe we have delivered consistent and solid performance. Our broad-based commercial banking platform delivers innovative financial solutions across multiple verticals that drove historically strong growth in loans and deposits. From 2017 to 2022, we achieved asset growth with a compound annual growth rate (“CAGR”) of over 19%, supported by both strategic organic expansion and favorable market conditions.

In 2019, we entered the venture banking business, which provided a significant boost to deposit growth, as venture relationships traditionally generate higher deposit balances relative to loan demand. Excess deposits generated by our Venture Lending division are invested in our securities portfolio and used to fund loan growth in other divisions. Our Venture Lending division focuses on banking for early-stage, growth-stage and a small number of late-stage technology companies that have received funding primarily from venture capital funds. The technology companies typically have limited borrowing needs, which results in our average deposit levels in excess of loan balances. As these technology companies utilize cash, their corresponding deposit levels decrease until they receive another round of venture capital funding. The Federal Reserve actions in response to COVID-19 led to a surge in deposits across the banking industry, including the venture-backed companies in our Venture Lending division, further increasing our funding base in 2021.

During the first quarter of 2023, we faced significant challenges as several high-profile bank failures, including institutions headquartered in California, disrupted the banking industry and triggered market-wide deposit liquidity concerns. As a result, our deposit balances declined by 11.2% during the first quarter of 2023, leading to a decrease in profitability primarily from higher funding costs. The impact on profitability included our return on average assets decreasing from 1.61% in the fourth quarter of 2022 to 0.87% in the second quarter of 2023 and our net interest margin decreasing from 4.41% to 3.39% during this same time period. Our net interest margin in the second quarter of 2023 was negatively impacted primarily by the rapid increase in cost of interest-bearing deposits along with the replacement of deposits with higher cost borrowings. We quickly navigated these challenges by implementing strategic measures to fortify our balance sheet and maintain our clients’ confidence. These strategies included offering our clients expanded deposit insurance and expanding our treasury management team.

In response to market-wide depositor demands, we provided clients with expanded deposit insurance solutions with the use of reciprocal deposit networks, reducing our estimated uninsured deposit exposure from 85% at December 31, 2022 to 34% at December 31, 2023. Our focus on retaining existing deposit relationships along with taking advantage of the market disruption to add new relationships, resulted in an increase in total deposits of 14% in 2024.

A key initiative that started in 2023 was bolstering our treasury management team, which provided our bankers with additional resources to generate core deposit growth and expanded our suite of deposit offerings. We believe our successful response to these recent industry-wide deposit liquidity challenges underscores our ability to identify and execute on strategic opportunities that enhance funding stability.

In 2024, the outcome of these strategic management actions was a return to solid profitability, and a decrease in our loan-to-deposit ratio driven primarily by robust core deposit growth. We believe we are well-positioned to attract high-quality talent and continue to deliver sustained growth and profitability.

Highlights of Fundamental Performance

The tables below include financial measures that are not presented in accordance with accounting principles generally accepted in the United States, or GAAP. See section entitled “Non-GAAP Performance and Financial Measures Reconciliation” for more information.

Robust Balance Sheet Growth

Figure 1: Total Assets ($ in millions)	Figure 2: Total Loans ($ in millions)

Figure 3: Total Deposits ($ in millions)	Figure 4: Loan / Deposit Ratio (%)

Solid Profitability with Compelling Net Income Growth

Figure 5: Adjusted Earnings Per Share ($)	Figure 6: Adjusted Return on Average Assets (%)

Figure 7: Adjusted Return on Average Equity (%)	Figure 8: Net Interest Margin (%)

Figure 9: Tangible Book Value Per Share ($)	Figure 10: Efficiency Ratio (%)

Consistent & Diversified Loan Growth

Our consistent organic loan growth is originated by a high-quality team of knowledgeable bankers with deep sector expertise. This commitment to growth is reflected in a compound annual growth rate (“CAGR”) of 16% since 2017. From 2017 through 2022, prior to the 2023 banking disruptions, our CAGR was approximately 19%, reflecting the team’s ability to drive higher loan growth under stable market conditions.

We believe our loan portfolio is well-diversified, with the focus on commercial and industrial lending in our Corporate Banking, Venture Lending, and Specialty Finance divisions totaling 44% of total loans as of March 31, 2025. Our commercial real estate (“CRE”) portfolio spans owner-occupied and non-owner-occupied properties, as well as multifamily, and represents 42% of total loans, while construction lending represents 12% of total loans as of March 31, 2025. Our CRE owner-occupied portfolio consists primarily of properties owned by commercial customers in our Corporate Banking division. We believe this composition exhibits best-in-class yields, a diversified commercial loan portfolio across multiple industries and property types, and strong portfolio performance.

Growing Foundation of Core Deposits

Growing deposits is one of the core strategies for the Bank, which has resulted in a CAGR of 17% since 2017 through December 31, 2024. Our deposit strategy prioritizes relationship-driven banking with tailored treasury management services primarily supporting small-to-medium-sized businesses. In addition to developing deposit relationships at loan origination, we expanded into specialized verticals, including professional firms, 1031 exchange providers, and escrow services, to enhance deposit diversification.

The following table represents our funding composition over the past several years.

To enhance deposit stability and client confidence, we leveraged reciprocal deposit networks, allowing customers to access full FDIC insurance on larger balances while keeping funds within our institution. This strategy not only mitigates risk but also supports liquidity management by diversifying funding sources. As of March 31, 2025, reciprocal deposits totaled $868.3 million, or 45% of total deposits, reducing our estimated uninsured deposit exposure from 85% at December 31, 2022 to 35% at March 31, 2025. We are subject to various fees associated with the placement and management of deposits within these networks.

Reciprocal deposits are deposits exchanged through various reciprocal deposit networks to increase deposit insurance coverage. They allow us to offer our clients access to additional FDIC insurance coverage while receiving back the full amount of the client’s deposit. These programs help us efficiently manage our balance sheet and liquidity position by accessing additional funding from other institutions while mitigating risk and complying with regulatory requirements. Participation in the networks also requires us to pay various fees associated with the placement and management of deposits within the network, which increase the cost of our interest-bearing deposits.

While we strategically use brokered deposits as an additional funding source, we have reduced reliance on these sources reflecting our commitment to strengthening our liquidity position. In addition, FDIC regulations impose a cap on reciprocal deposits that may be exempt from brokered deposits classification depending on a bank’s capitalization and rating status, including a general cap equal to 20% of the Bank’s total liabilities. As of March 31, 2025, $86.9 million of our total deposits plus an additional $447.8 million of our reciprocal deposits in excess of the regulatory cap were considered brokered deposits by the FDIC, for an aggregate of $534.7 million of brokered deposits as defined by FDIC regulations. A lower percentage of uninsured deposits has a positive impact on our liquidity position given it decreases the volatility of our deposit base due to the higher level of FDIC insurance coverage. The FDIC limits the ability of a bank to accept brokered deposits to those insured depository institutions that are “well capitalized”. Institutions that are less than “well capitalized” cannot accept, renew or roll over any brokered deposit unless they have applied for and been granted a waiver by the FDIC.

The following table presents the components of FDIC-classified brokered deposits as of the dates indicated:

	March 31, 2025	December 31, 2024
Interest-bearing reciprocal deposits in excess of 20% general cap	$447,757	$469,980
Brokered deposits	86,915	70,763
Total FDIC-Classified Brokered Deposits	$534,672	$540,743

While we strategically use brokered deposits as an additional funding source, we have reduced reliance on these sources to only $86.9 million of total deposits (exclusive of reciprocal deposits classified as brokered deposits by the FDIC) at March 31, 2025, down from $96.1 million at December 31, 2023, reflecting our commitment to strengthening our liquidity position. FDIC regulations impose a general cap on reciprocal deposits that may be exempt from brokered deposits classification equal to 20% of the Bank’s total liabilities. As of March 31, 2025, an additional $447.8 million of our deposits were considered brokered deposits by the FDIC due to being in excess of the general cap.

As of March 31, 2025, our deposit portfolio is stratified across multiple business lines, with the Venture Lending, Corporate Banking, and Specialty Finance divisions accounting for 86% of our total deposits. Deposits in our Commercial Real Estate division, Construction division, 1031 exchange deposits, and brokered deposits (exclusive of reciprocal deposits classified as brokered deposits by the FDIC) account for the remaining 14% of our total deposits.

Investment Securities Portfolio

As of March 31, 2025, the available-for-sale securities portfolio totaled $296.6 million with an unrealized loss of $65.6 million. The yield on the available-for-sale investment portfolio in the first quarter of 2025 was 2.40% with an effective duration of 6.2 years and average life of 7.6 years. The portfolio primarily consists of agency mortgage-backed securities and collateralized mortgage obligations, totaling 97% of the total portfolio. See section entitled “Use of Proceeds-Potential Repositioning of Our Available-for-Sale Securities Portfolio” for discussion on how we may potentially use the proceeds from this offering to reposition a substantial portion of such portfolio.

Disciplined Credit Culture and Strong Credit Quality.

We believe our ability to maintain exceptional credit quality while achieving rapid organic growth is a key differentiator for the Bank. Our team has a proven track record of solid asset quality through various economic cycles. We adhere to a collaborative and proactive approach designed to selectively originate loans that are best suited for our clients’ needs and aim to minimize future loss exposure.

We maintain a disciplined underwriting approach with approval processes tied to loan size and risk rating. Credit approvals follow a structured hierarchy with smaller credits approved by individual credit officers and larger credits approved by management loan committees and the Board’s credit committee. We believe this structured approval process enables efficient execution for our clients, ensuring timely credit decisions while maintaining strong risk controls and proactively offering innovative financing solutions tailored to client needs.

Through our credit administration structure, we maintain a proactive loan monitoring process that regularly evaluates loan grading and monitoring systems. We conduct periodic internal reviews on problem loans at the division level and a twice-monthly special asset committee meeting to assess watch-rated (or worse) loans and implement risk-mitigation strategies. We engage a third-party loan review firm to conduct an evaluation of our loan portfolios twice annually. The third-party reviewing firm reviews more than 90% of the dollar balance of our loan portfolios annually.

In summary and as a testament to our disciplined approach of portfolio management, nonperforming loans accounted for only 0.07% of total loans as of March 31, 2025 and net charge-offs for as of March 31, 2025 represented only -0.01% of the average loan balances. The ratio of our loan loss reserves to nonperforming assets was 1,397% as of March 31, 2025. Our historical data on nonperforming assets and net charge-offs was as follows:

Figure 11: NPAs / Assets (%)	Figure 12: ACL / Loans and NCOs / Average Loans (%)

Our Competitive Strengths

We believe we differentiate ourselves through our deep expertise, tailored financial solutions and commitment to building lasting client relationships. With a focus on commercial banking, we offer specialized lending and treasury management services designed to meet the unique needs of businesses, entrepreneurs and private equity firms. Our team of experienced bankers provides high-touch service, ensuring swift decision-making and customized financial strategies. Particularly, our venture lending and specialty finance teams have built relationships with an extensive network of venture capital firms, institutional investors and private equity firms that invest in companies on a national basis. We believe we maintain strong domain expertise and deep relationships with these investors, who are a key referral source for our bankers to companies located across the country. Unlike larger institutions, we offer the agility and responsiveness that growing businesses require while maintaining the security and sophistication of a leading financial partner. Additionally, our strong presence in the Bay Area, combined with a national reach, allows us to serve clients with both regional insight and expansive capabilities.

Experienced Management Team

Our leadership team brings deep industry expertise and a strong network of business relationships across various sectors, driving growth and market expansion. Led by our Chairman and Chief Executive Officer, we believe our executive management team is composed of proven professionals with a track record of accelerating business development, enhancing client relationships and expanding market presence. With an average tenure of almost 10 years at the Bank and more than 20 years in commercial banking, we believe our executive team and division managers provide the insight and strategic vision that set us apart. Our division managers have a deep understanding of their respective markets and lending verticals, allowing us to identify opportunities and execute with precision. Our management is committed to identifying and developing talent within the organization, including mentoring, encouraging employees to pursue growth opportunities, and preparing successors to take on key leadership roles and executive positions in the Company and the Bank. For example, our current executive team includes individuals who joined us in non-managerial roles and have been promoted to leadership positions throughout the years.

Proven Organic Growth Capabilities

We have demonstrated a proven ability to drive organic growth, consistently expanding both our loan and deposit portfolios through strategic execution and strong client relationships. Over the past seven years, loans have grown an annual average growth rate of approximately 16% per year and deposits have grown an annual average growth rate of approximately 17% per year, diversified across multiple commercial business lines. We manage our deposit base with stability in mind, with estimated uninsured deposits representing 35% of total deposits as of March 31, 2025 as compared to 85% of total deposits at December 31, 2022. We believe our deposit growth reflects the confidence our clients place in us.

Diversified Business with Expertise in Niche Business Lines

The Bank’s diversified loan portfolio is strategically structured to support growth while effectively managing risk across various sectors. As of March 31, 2025, 70% of total loans are from our Bay Area customers, while the remaining loans are primarily from our national business lines, namely our Specialty Finance and Venture Lending divisions. Based on the location of customers for commercial borrowers and the location of collateral for real estate loans, 78% of our total loans are based in California with the remainder dispersed nationally. We believe this geographic and sector diversification not only strengthens our ability to navigate market fluctuations, but also allows for risk management flexibility within our five banking divisions.

Each division operates with its own specialized focus, contributing to a broader and more balanced approach to lending. We believe the organizational structure of these divisions enables seamless credit migration when necessary, ensuring the best possible outcomes for both clients and the Bank. Managing multiple divisions under one roof enables us to pivot quickly and move credit across business lines, optimizing our ability to address clients’ evolving needs while mitigating concentration risk. We intend for this approach to enhance both the stability of our portfolio and our capacity to provide tailored solutions to a wide range of clients, creating additional opportunities for growth.

Within our commercial real estate (CRE) segment, as of March 31, 2025, non-owner occupied CRE loans include a mix of office (8%), hotel/motel (4%), retail (4%), industrial (3%), warehouse (1%), and other properties (2%), totaling $405.8 million, or 22% of the overall portfolio. The non-owner occupied office loans have an average balance of just $2.8 million. This well-rounded mix helps further balance risks across different asset classes.

Scalable Business Model and Expense Management

We have a strong foundation of technology and infrastructure that supports our commercial clients. We offer our clients internet and mobile banking services, advanced digital banking, remote deposit capture, and a suite of online treasury management tools.

Our investments in technology include the nCino loan origination system, a scalable platform that facilitates loan underwriting and approvals, as well as a document repository to support an efficient loan portfolio. Additionally, we utilize the Q2 online and mobile banking platform, which offers a comprehensive suite of treasury management services including Automated Clearing House (ACH), domestic and international wire transfers, positive pay, remote deposit capture, credit cards, bill pay, electronic statements and mobile capture. This robust, scalable infrastructure is designed to meet the needs of all client types while maintaining efficiency across operations.

Our existing technology investments and corporate infrastructure have provided us with a scalable operating platform that enables future growth without the need for significant additional investments in the short term. As we continue to enhance our technological capabilities, these investments will empower employees, engage clients and expand our digital service offerings.

We intend to selectively incorporate artificial intelligence (“AI”) to enhance employee efficiency by automating routine tasks and streamlining workflows. AI-driven solutions will enable our teams to focus more on high-value tasks and client interactions, driving productivity and improving overall operational efficiency. Through these advancements, we are committed to enhancing employee performance and empowering our workforce to deliver even greater value to our clients. As an initial step, we currently use a software product with AI technology to enhance our fraud detection capabilities for our customers’ banking activity. We have also selectively employed AI technologies to assist in drafting standardized documents and communications, and to search information on the internet. We believe our current implementation of such AI technologies can assist us to proactively monitor our customer’s activity, respond to suspicious behavior, help prevent losses, and enhance efficiency in work processes.

Strategic Focus

We aim to drive sustainable organic growth by leveraging our established platform, capitalizing on market disruption, and adapting to an evolving banking landscape. Our strategic goals include:

●	Focusing on delivering an excellent customer experience by building strong client relationships, personalized service, and competitive offerings and products.

●	Maintaining strong credit quality and culture.

●	Continuing to scale our Corporate Banking, Venture Lending and Specialty Finance divisions by hiring new bankers opportunistically, while maintaining measured growth in our Commercial Real Estate and Construction divisions.

●	Expanding our deposit base through a balanced mix of commercial relationships, treasury management services, and specialized deposit products, improving liquidity and increasing noninterest income;

●	Continuing to deliver consistently strong organic loan growth.

●	Periodically evaluating our available-for-sale securities portfolio for repositioning strategies that would improve profitability and potentially reduce our reliance on noncore funding.

●	Enhancing our disciplined cost management culture and improving the efficiency of our bank operations.

●	Focusing on a culture that enhances employee engagement, satisfaction, and productivity.

Our Banking Divisions

The Bank is a full-service commercial bank with a focus in the Bay Area (which we define as the counties of Alameda, Contra Costa, Marin, Monterey, Napa, San Francisco, San Mateo, Santa Clara, Santa Cruz, Solano and Sonoma) through our Corporate Banking, Commercial Real Estate, and Construction Lending divisions, and expanded reach both in the Bay Area and nationally through our Venture Lending and Specialty Finance divisions. In addition to providing products and services, the Bank emphasizes long-standing client relationships and tailors its products and services to meet the unique needs of its customers. Each loan is sourced and placed in a specific division based on product type and source of repayment.

The Bank’s commercial and industrial lending takes place in three divisions: Corporate Banking, Venture Lending, and Specialty Finance. Each of these divisions caters to different borrower profiles based on our initial loan origination assessment, which are defined as follows. Generally, Corporate Banking clients generate positive cash flow but have no institutional investors, whereas Venture Lending clients are backed by institutional investors but have negative cash flow, and Sponsor Finance clients within the Specialty Finance division are backed by institutional investors generate positive cash flow, and the use of proceeds is to help facilitate an acquisition. In addition to Sponsor Finance, the Specialty Finance division also offers Asset-Based Lending and Accounts Receivable Factoring/Finance products. Because the latter two products include more stringent funding controls, occasionally after the loans are successfully originated, clients have been transitioned from other divisions into these products as a risk management tool.

More detail on our five banking divisions is as follows:

Corporate Banking Division

The Corporate Banking division specializes in delivering customized Commercial & Industrial lending solutions to small to mid-sized privately held businesses across a wide range of industries in the Bay Area. These loans are primarily used for funding operations, expansions, acquisitions and owner-occupied real estate loan acquisitions or refinances. Borrowers typically demonstrate consistent historical profitability, low balance sheet leverage and high liquidity. Every loan is personally guaranteed by the primary business owner(s). Our primary source of repayment is cash flow generated by the business, which is typically bolstered by personal guarantees. Loan terms range from 12 months for short-term working capital needs to 10 years for long-term real estate holdings. The loans typically have sizes of up to $20 million. The Bank’s client relationships include the borrower’s banking business in addition to the business of its owner(s) and often one or more affiliated entities.

To a significantly lesser extent, the Bank also offers home equity lines of credit and consumer loans in our Corporate Banking, Commercial Real Estate, and Construction Lending divisions. Home equity lines of credit are loans made with a residence serving as collateral and may have a variety of reasons for the borrowing including providing funding to a business or paying for large personal expenditures. Consumer loans are primarily extended to individuals that may be unsecured or secured by collateral other than real estate. The unsecured loans are generally revolving personal lines of credit to established clients. As of March 31, 2025, our Corporate Banking deposits and loans totaled approximately $609 million and approximately $396 million, respectively.

Commercial Real Estate Division

This division is focused on term financing for commercial, multi-family and mixed-use properties throughout the Bay Area. Our team of local lenders provides financing for commercial real estate purchases and refinances, leveraging deep market expertise to structure loans that align with borrower needs and their investment objectives. The loans typically have sizes of up to $20 million, and include acquisition and bridge to long term/permanent commercial real estate financing. Our commercial real estate loans are typically secured by multifamily, office, industrial, retail or other commercial properties. Our commercial real estate loans generally have amortization terms of 15 to 25 years with adjustable interest rates. As of March 31, 2025, our commercial real estate deposits and loans totaled approximately $41 million and approximately $507 million, respectively.

Construction Lending Division

The Construction Lending division specializes in financing the construction of high-end residential properties for experienced local developers and homeowners throughout the Bay Area. With deep roots in the community and long-standing relationships with local developers, our team brings extensive skill and knowledge of the region’s development landscape. We offer financing across all stages of development, including land acquisition, pre-development and construction for residential and commercial projects. These loans are designed to support both individual and commercial development projects and normally have sizes of up to $18 million. The maximum loan-to-value ratio is generally 70% of the lesser of the appraised value or the purchase price of the property, which ratio is subject to increase over the term of the loan if there are significant cost overruns or a decrease in the value of the property. As of March 31, 2025, our Construction Lending deposits and loans totaled approximately $22 million and approximately $272 million, respectively.

Venture Lending Division

Started in 2019, our Venture Lending division provides banking services to a broad spectrum of venture-backed technology companies and directly to venture capital and private equity firms. With team members positioned in key innovation hubs nationwide, we support emerging technology companies across the country that have secured equity capital from institutional investors, including venture capital and private equity firms. The banking needs of these clients are such that Venture Lending clients commonly generate balances of deposits well in excess of their borrowing needs.

Our targeted venture-backed technology clients are primarily companies that have received at least one round of funding from institutional investors and operate in industries such as software, information technology, fintech, telecommunications and digital healthcare. These technology companies normally have strong revenue growth with negative operating cash flows and no record of profitability while typically relying on future rounds of investor funding as our primary source of repayment. Loan sizes are typically up to $20 million. As of March 31, 2025, our Venture Lending deposits and loans totaled approximately $685 million and approximately $292 million, respectively, with 75% of deposits tied to existing lending relationships.

Specialty Finance Division

Specialty Finance is made up of three teams providing unique credit solutions: Sponsor Finance Lending, Asset Based Lending and Accounts Receivable Factoring/Finance.

Sponsor Finance Lending provides traditional private equity and search fund backed acquisition financing to lower-middle market businesses across the United States, with loan typically sized up to $20 million. Our portfolio spans a diverse range of industries, including software, healthcare, managed services, industrial services, staffing, manufacturing, behavioral health, media, retail, and education. Our primary source of repayment is cash flow generated from the business. With over a decade of experience, we have cultivated strong relationships with institutional funds and search fund sponsors.

Asset-Based Lending provides tailored financing solutions to businesses across the United States secured by assets such as accounts receivable and inventory. Loan sizes are typically up to $20 million. Our target customers typically represent manufacturing, wholesaling and technology companies. Our primary source of repayment is collections from such collaterals (i.e., accounts receivable and inventory sales), and these loans have more stringent controls including a Lockbox and/or Bancontrol account than the accounts receivable based lines provided to Venture Lending or Sponsor Finance clients, which clients generally have stronger balance sheets and/or generate positive cash flow. We endeavor to work with a diverse set of clients in order to avoid industry concentration risk in our Asset-Based Lending portfolio.

Accounts Receivable Factoring/Finance provides invoice finance solutions to a variety of businesses nationally. Loan sizes are typically up to $10 million. Our primary source of repayment is collections from account debtors. This group has a diversified industry focus representing manufacturing, wholesaling and technology companies.

As of March 31, 2025, Specialty Finance deposits and loans totaled approximately $364 million and approximately $367 million, respectively.

Treasury Management Services

Our Treasury Management team plays a critical role in working with our bankers to grow deposits and noninterest income by leveraging client relationships. A key initiative that started in 2023 was bolstering this team with the addition of our Executive Vice President of Treasury Management Services and key treasury management sales and support hires. The expanded treasury management team is responsible for deposit growth and pricing, treasury product management, and non-interest income growth though services charges, credit cards, foreign exchange, and trade finance. This team shifted the treasury management team’s focus from operational support to proactive outreach, providing our bankers with additional resources to generate core deposit growth and expanding our suite of deposit offerings. Additionally, the team is developing new deposit initiatives, including 1031 exchange deposits. These deposits, held through qualified intermediaries, totaled approximately $91.4 million as of March 31, 2025.

The Bank offers a competitive suite of treasury management services to enable clients to best support their cash management requirements, including online and mobile banking, bill payments, ACH, domestic and international wires, remote deposit capture, positive pay, ZBA accounts and sweeps. In addition, the Bank offers clients access to business and commercial credit cards, foreign exchange services, merchant services, lockbox and trade finance, inclusive of standby and commercial letters of credit.

Credit Risk Management and Credit Philosophy

Loan Approval Process and Authority. Pursuant to applicable law, the aggregate amount of loans that we are permitted to make to any one borrower is generally limited to 15% of the sum of the Bank’s shareholders’ equity, allowance for credit losses, capital notes, and debentures (obligations, secured and unsecured, in all may not exceed 25% of the sum of the Bank’s shareholders’ equity, allowance for credit losses, capital notes, and debentures). Our unsecured legal lending limit was $41.7 million and our secured legal lending limit was $69.5 million at March 31, 2025. In addition, we have established an in-house target that is less than the legal limits on loans to one borrower. Our in-house unsecured target was $20 million, our in-house unsecured target for Fund Finance was $25 million, and our secured in-house target was $30 million at March 31, 2025. At March 31, 2025, our 10 largest credit relationships represented 9.8% of our total loan commitments.

Our lending activities follow written, nondiscriminatory underwriting standards and loan origination procedures established by our board of directors and management. The Bank has established standard levels of loan authority to more efficiently service our clients, prudently manage credit risks, and effectively ensure that credit policies are followed. Loans with aggregated commitments below the Officers’ Loan Committee (OLC) authority level are approved by individual or dual authority within the Credit Administration team. The OLC has authority to approve loans beginning over $4 million for unsecured and $6 million for secured up to and including the house limit. In addition, our Board’s Credit Committee (CC) has authority to approve loans over the house limit up to the legal lending limit of the Bank (with the exception of Regulation O (insider) loans which need to be approved by the board of directors).

Ongoing Credit Risk Management. In addition to the underwriting process referenced above, we perform ongoing risk monitoring and review processes for all credit exposures. Although we grade and classify our loans internally, we have an independent third-party professional firm perform regular loan reviews to confirm loan classifications. We strive to identify potential problem loans early to aggressively seek resolution of these situations before the loans create a loss, record any necessary charge-offs promptly and maintain adequate allowance levels for credit losses expected in the loan portfolio.

Although we maintain a cautious credit outlook due to continued uncertainty in the economic environment, we believe the Bank is well positioned for the months ahead given a strong allowance for credit losses, application of prudent underwriting standards and a diverse loan portfolio.

Allowance for credit losses. The allowance for credit losses is evaluated on at least a quarterly basis by management and approved by the Board of Directors. It is based upon management’s periodic review of the collectability of the loans considering historical experience, the size and composition of the loan portfolio, adverse situations that may affect a borrower’s ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available. As of March 31, 2025, the allowance for credit losses – loans and unfunded commitments to total loans was 1.14%.

Risk Management

We believe that effective risk management and control processes are critical to our safety and soundness, our ability to predict and manage the challenges that we face and, ultimately, our long-term corporate success. Risk management refers to the activities by which we identify, measure, monitor, evaluate and manage the risks we face during our banking activities. These include liquidity, interest rate, credit, operational, compliance, regulatory, strategic, financial and reputational risk exposures. Our board of directors, both directly and through its committees, is responsible for overseeing our risk management processes.

We place significant emphasis on risk mitigation as an integral component of our organizational culture. We have a Risk Operating Committee comprised of members of our executive management team and other senior members of the Bank responsible for implementing our risk management processes, including assessing and managing the risks we face.

The Audit Committee of our board of directors is responsible for overseeing financial, operational, compliance, and risks associated with financial matters. The Credit Committee is responsible for oversight of credit policies and overall credit quality of the loan portfolio. The Asset Liability Committee (ALCO) is responsible for controls over liquidity management, interest rate risk, capital, and pricing risk. See section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Risk Framework.”

Competition

The banking business is highly competitive, and we face strong competition from many other financial institutions. The Bank’s primary market for corporate banking and real estate teams is the Bay Area. Our venture lending and specialty finance teams compete nationally, in addition to the Bay Area. Our venture lending and specialty finance teams have built relationships with an extensive network of venture capital firms, institutional investors and private equity firms that invest in companies on a national basis. As a result of our strong domain expertise and deep relationships with these investors, these investors are a key referral source for our bankers to companies located across the country.

Our principal competitors are commercial and community banks, credit unions, non-bank venture debt lenders and consumer finance companies, including large national financial institutions that operate in our market. By virtue of their larger capital bases, these larger institutions have substantially greater lending limits than those of the Bank, as well as more locations, more products and services, greater economies of scale and greater ability to make investments in technology for the delivery of financial services.

To compete effectively with these larger financial institutions, we differentiate ourselves through specialized services tailored to customer needs, responsive and highly personalized client service, experienced bankers with a strong track record of success and our one-branch model that allows for operational efficiency. Additionally, by leveraging our extensive banking relationships in the markets where we operate, we assist our customers requiring services not directly offered by us to obtain such services from our correspondent banks. For example, for customers whose loan demands exceed our lending limits, we seek to arrange funding for such loans on a participation basis with our correspondent banks or other independent commercial banks.

With respect to non-lending products such as deposits, treasury management services, and foreign exchange, we also compete with national, regional and local commercial banks. Such banks are frequently larger financial institutions than we are that have benefits of scale and can often offer more attractive prices and features than those we can offer. However, we believe our full spectrum of banking services, delivered in a personalized, high-touch manner, allows us to compete favorably in all of our markets. Although the competition in our markets is strong, we believe our breadth of products, our experience and our personalized, high-touch service continue to provide us with growth opportunities.

Properties

Our corporate headquarters is located at 1732 North First Street, in San Jose, California, 95112. The premises consist of approximately 28,404 square feet on the sixth floor of the office building. In addition to our corporate headquarters, which includes our main branch, we lease offices for our loan productions offices in Redwood City, California and San Francisco, California. At the end of September, 2021, we closed our Palo Alto branch office and have subleased this space. The lease on our corporate headquarters expires in 2027 and has one five-year renewal option. Our Redwood City loan production office lease expires in 2030 and our San Francisco loan production office lease expires in 2030. We believe that these facilities and additional or alternative space available to us are adequate to meet our needs for the foreseeable future.

Employees and Human Capital

We believe that the success of our business is largely driven by the quality of our employees, the development of each employee’s full potential and our ability to provide timely and satisfying rewards. At March 31, 2025, we employed 143 full-time equivalent employees. We are not a party to any collective bargaining agreement.

We encourage and support the growth and development of our employees and, wherever possible, seek to fill positions by promotion and transfer from within the organization. Continual learning and career development are advanced through ongoing development conversations and annual performance reviews with employees, internally developed training programs, conferences and other training events that employees are encouraged to attend in connection with their job duties. Additionally, we invest in continual learning and development through tuition reimbursement for courses, degree programs and fees paid for certifications.

On an ongoing basis, we further promote the health and wellness of our employees by strongly encouraging work-life balance, offering flexible work schedules, keeping the employee portion of health care premiums to a minimum and sponsoring various wellness programs.

We believe employee retention is crucial to operating efficiency and achieving one of our business objectives, which is being an exceptional service provider. We believe our commitment to actively prioritizing our employees’ well-being, supporting their career goals, offering competitive wages and providing valuable fringe benefits aids in retention of our top-performing employees. At March 31, 2025, the average employee has approximately 6 years of service with us.

Legal Proceedings

From time to time, we are a party to various litigation matters incidental to the conduct of our business. We do not believe that any currently pending legal proceedings will have a material adverse effect on our business, financial condition or results of operations.

Available Information

Our internet website can be found at www.avidbank.com. Information on our website is not part of this prospectus. Following completion of this initial public offering, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to those reports will be found on our internet website as soon as reasonably practicable after such materials are electronically filed with or furnished to the SEC. Copies of the Company’s filings with the SEC may also be obtained directly from the SEC’s website at www.sec.gov. These documents may also be obtained in print upon request to our Investor Relations Department.

Also posted on our website and available in print upon request to our Investor Relations Department, are the charters for our Audit Committee, Compensation Committee and Governance Committee, as well as our Corporate Governance Guidelines and Code of Conduct and Ethics. Within the time period required by the SEC and Nasdaq regulations, we will post on our website any amendment to the Code of Conduct and Ethics and any waiver applicable to our senior financial officers, as defined by the SEC, and our executive officers or directors. In addition, our website includes information concerning purchases and sales of our equity securities by our executive officers and directors, as well as disclosure relating to certain non-GAAP financial measures (as defined in the SEC’s Regulation G) that we may make public orally, telephonically, by webcast, by broadcast or by similar means from time-to-time.

SUPERVISION AND REGULATION

General

The Company and the Bank are subject to significant regulation and restrictions under applicable federal and state laws and by various regulatory agencies. These regulations and restrictions are intended primarily for the protection of depositors and the Federal Deposit Insurance Corporation (“FDIC”) Deposit Insurance Fund (“DIF”) and secondarily for the stability of the U.S. banking system. The following discussion of statutes and regulations is a summary and does not purport to be complete nor does it address all applicable statutes and regulations. This discussion is qualified in its entirety by reference to the statutes and regulations referred to in this discussion. From time to time, federal and state legislation is enacted and implemented by regulations which may have the effect of materially increasing the cost of doing business, limiting or expanding permissible activities, or affecting the competitive balance between banks and other financial services providers.

We cannot predict whether or when other legislation or new regulations may be enacted, and if enacted, the effect that new legislation or any implemented regulations and supervisory policies would have on our financial condition and results of operations. Such developments may further alter the structure, regulation, and competitive relationship among financial institutions, may limit the types or pricing of the products and services we offer, and may subject us to increased regulation, disclosure, and reporting requirements. We also cannot predict whether or when regulatory requirements may be reduced or eliminated and the overall effect such reduction or elimination may have on the Company and the Bank. While we expect the Trump administration will seek to implement a regulatory reform agenda that is different than that of the Biden administration, impacting the rulemaking, supervision, examination and enforcement priorities of the federal banking agencies, we also cannot predict the extent or scope of such regulatory reforms.

Legislation and Regulatory Developments

The federal banking agencies have the ability to promulgate regulations and guidelines intended to ensure the financial strength and safety and soundness of banks and the stability of the U.S. banking system. While we believe the Trump administration will seek to implement a regulatory reform agenda that is different than that of the Biden administration, impacting the rulemaking, supervision, examination and enforcement priorities of the federal banking agencies, the scope of such changes cannot currently be determined.

Capital Adequacy Requirements

Bank holding companies and banks are subject to various regulatory capital requirements administered by federal and state bank regulatory agencies. Capital adequacy regulations and prompt corrective action regulations involve quantitative measures of assets, liabilities, and certain off-balance sheet items calculated under regulatory accounting practices, as well as qualitative judgments by the regulators about components of capital, risk-weightings, and other factors. United States capital regulations were substantially revised in 2013 as a result of changes in the Dodd-Frank Act and Basel III capital rules. The Federal Reserve and the FDIC, the primary federal regulators of the Company and Bank, respectively, have substantially similar generally applicable risk-based capital ratio and leverage ratio requirements.

We operate under the Federal Reserve’s Small Bank Holding Company Policy Statement, which exempts from the Federal Reserve’s risk-based-capital and leverage rules bank holding companies with assets of less than $3.0 billion that are not engaged in significant nonbanking activities, do not conduct significant off-balance sheet activities and that do not have a material amount of debt or equity securities registered with the SEC. Historically, the Federal Reserve has not usually deemed a bank holding company ineligible for application of this policy statement solely because its common stock is registered under the Exchange Act. However, there can be no assurance that the Federal Reserve will continue this practice, and changes to this practice may result in the loss of its eligibility under the Small Bank Holding Company Policy Statement for these purposes.

If the Company no longer were subject to the Small Bank Holding Company Policy Statement, the following generally applicable capital requirements that apply to the Bank also would apply to the Company. The Bank is required to meet a common equity Tier 1 capital to risk-weighted assets ratio of at least 7.00% (a minimum of 4.50% plus a capital conservation buffer of 2.50%), a Tier 1 capital to risk-weighted assets ratio of at least 8.50% (a minimum of 6.00% plus a capital conservation buffer of 2.50%), a total capital to risk-weighted assets ratio of at least 10.50% (a minimum of 8.00% plus a capital conservation buffer of 2.50%), and a Tier 1 leverage ratio of at least 4.00%. In addition, insured depository institutions such as the Bank, unlike bank holding companies, are subject to further capital requirements to be deemed “well-capitalized” under the prompt corrective action provisions of the FDI Act and implementing regulations of the federal banking agencies, as described in the section entitled “Supervision and Regulation of the Bank—Prompt Corrective Action” below.

For purposes of calculating the denominator of the risk-based capital ratios, a banking institution’s assets and some of its specified off-balance sheet commitments and obligations are assigned to various risk categories. For purposes of calculating the numerator of the capital ratios, capital, at both the holding company and bank levels, is classified in one of three tiers depending on the “quality” and loss-absorbing features of the capital instrument. Common equity Tier 1 capital is predominantly comprised of common stock instruments (including related surplus) and retained earnings, net of treasury stock, and after making necessary capital deductions and adjustments. Tier 1 capital is comprised of common equity Tier 1 capital and additional Tier 1 capital, which includes non-cumulative perpetual preferred stock and similar instruments meeting specified eligibility criteria (including related surplus). Total capital is comprised of Tier 1 capital and Tier 2 capital, which includes certain subordinated debt with a minimum original maturity of five years (including related surplus) and a limited amount of allowance for loan losses. Newly issued trust preferred securities and cumulative perpetual preferred stock may be included in Tier 1 capital, provided they do not include features that are disallowed by the capital rules, such as the acceleration of principal other than in the event of a bankruptcy, insolvency, or receivership of the issuer. Failure to meet minimum capital requirements could subject a banking organization to a variety of enforcement remedies. A banking organization’s failure to exceed the capital conservation buffer with common equity Tier 1 capital would result in limitations on the banking organization’s ability to make capital distributions and discretionary bonus payments.

Capital amounts and classifications are also subject to qualitative judgments by regulators about components, risk weighting and other factors. Bank holding companies and banks engaged in significant trading activity may also be subject to the market risk capital guidelines and be required to incorporate additional market and interest rate risk components into their risk-based capital standards. Bank holding companies are also required to act as a source of financial strength to their subsidiary banks. Under this policy, the Company must commit resources to support the Bank even when the Company may not be in a financial position to provide it.

Regulatory Capital and Risk-weighted Assets

The Federal Reserve monitors our capital adequacy on a consolidated basis, and the FDIC and the California Department of Financial Protection and Innovation (“DFPI”) monitor the capital adequacy of our Bank. These rules implement the Basel III international regulatory capital standards in the United States, as well as certain provisions of the Dodd-Frank Act. These quantitative calculations are minimums, and the Federal Reserve, FDIC or DFPI may determine that a banking organization (like the Company or the Bank), based on its size, complexity or risk profile, must maintain a higher level of capital in order to operate in a safe and sound manner.

Under the Basel III Capital Rules, the Bank’s assets, exposures and certain off-balance sheet items are subject to risk weights used to determine the institutions’ risk-weighted assets. These risk-weighted assets are used to calculate the following minimum capital ratios for the Bank:

●	Tier 1 Leverage Ratio, equal to the ratio of Tier 1 capital to quarterly average assets (net of goodwill, certain other intangible assets and certain other deductions).

●	CET1 Risk-Based Capital Ratio, equal to the ratio of CET1 capital to risk-weighted assets. CET1 capital primarily includes common stockholders’ equity subject to certain regulatory adjustments and deductions, including with respect to goodwill, intangible assets and certain deferred tax assets. Because we are not an advanced approach banking organization, we were permitted to make a one-time permanent election to exclude accumulated other comprehensive income items from regulatory capital. We made this election in order to avoid significant variations in our levels of capital depending upon the impact of interest rate fluctuations on the fair value of our Bank’s available-for-sale securities portfolio.

●	Tier 1 Risk-Based Capital Ratio, equal to the ratio of Tier 1 capital to risk-weighted assets. Tier 1 capital is primarily comprised of CET1 capital, perpetual preferred stock and certain qualifying capital instruments.

●	Total Risk-Based Capital Ratio, equal to the ratio of total capital, including CET1 capital, Tier 1 capital and Tier 2 capital, to risk-weighted assets. Tier 2 capital primarily includes qualifying subordinated debt and qualifying allowance for credit losses. Tier 2 capital also includes, among other things, certain trust preferred securities.

The total minimum regulatory capital ratios and well-capitalized minimum ratios are reflected in the charts below.

Failure to be well-capitalized or to meet minimum capital requirements could result in certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have a material adverse effect on our operations or financial condition. Failure to be well-capitalized or to meet minimum capital requirements could also result in restrictions on the Company’s or the Bank’s ability to pay dividends or otherwise distribute capital or to receive regulatory approval of applications.

In addition to meeting the minimum capital requirements, under the Basel III Capital Rules, the Bank must also maintain the required capital conservation buffer to avoid becoming subject to restrictions on capital distributions and certain discretionary bonus payments to management. The capital conservation buffer is calculated as a ratio of CET1 capital to risk-weighted assets, and it effectively increases the required minimum risk-based capital ratios. The capital conservation buffer is now at its fully phased-in level of 2.5%.

The Tier 1 Leverage Ratio is not impacted by the capital conservation buffer, and a banking institution may be considered well-capitalized while remaining out of compliance with the capital conservation buffer.

The table below summarizes the capital requirements that the Bank must satisfy to avoid limitations on capital distributions and certain discretionary bonus payments (i.e., the required minimum capital ratios plus the capital conservation buffer):

Minimum Basel III Regulatory Capital Ratio Plus Capital Conservation Buffer
Effective January 1, 2019
CET1 risk-based capital ratio	7.0%
Tier 1 risk-based capital ratio	8.5%
Total risk-based capital ratio	10.5%

As of March 31, 2025 the Bank is well-capitalized for regulatory purposes. For a tabular presentation of the Company’s and Bank’s capital ratios as of March 31, 2025, see “Note 9 — Shareholders Equity — Regulatory Capital” of the consolidated financial statements for the three months ended March 31, 2025 and 2024, which are contained elsewhere in this prospectus, for more information.

In December 2017, the Basel Committee published standards that it described as the finalization of the Basel III post-crisis regulatory reforms (the standards are commonly referred to as “Basel III Endgame”). Among other things, these standards revise the Basel Committee’s standardized approach for credit risk (including by recalibrating risk weights and introducing new capital requirements for certain “unconditionally cancellable commitments,” such as unused credit card lines of credit) and provides a new standardized approach for operational risk capital. Under the Basel framework, as amended, these standards were effective on January 1, 2023, with an aggregate output floor phasing in through January 1, 2028. Under the current U.S. capital rules, operational risk capital requirements and a capital floor apply only to advanced approaches institutions, and not to the Company and the Bank.

In July 2023, the FRB, Office of the Comptroller of the Currency (“OCC”) and FDIC proposed significant changes to the Basel III capital rules which replaces the advanced approaches risk-weighted assets framework with a new enhanced risk-based framework and requires banking organizations with generally more than $100 billion in assets to calculate their regulatory capital using more enhanced requirements applicable to even larger organizations. Finalization of the proposal, including the required implementation date, is uncertain. The impact of any changes to capital requirements and calculations and the implementation of Basel III Endgame on us will depend on the manner in which it is implemented by the federal bank regulators with respect to smaller-sized institutions.

On October 29, 2019, the federal banking regulators adopted a final rule, which was effective as of January 1, 2020, to simplify the regulatory capital requirements for certain community banks and holding companies that opt into the Community Bank Leverage Ratio (“CBLR”) framework. In order to be eligible to opt in to the CBLR framework, an institution must have less than $10 billion in average consolidated assets and a leverage ratio of at least 9.0% and meet certain other asset-related requirements. If the election is made, the institution would be considered to have satisfied the capital requirements of Basel III adopted by the federal banking regulators and would be able to satisfy the regulatory capital requirements by calculating and reporting a single leverage ratio, reducing the time associated with risk-weighting assets for capital ratio reporting purposes. An eligible institution may opt in to the CBLR framework in connection with any regulatory financial report and may opt out of the CBLR framework at any time by completing the Basel III capital ratio calculations in connection with any regulatory financial report. The rule establishes a two-quarter grace period for institutions 18 whose leverage ratio falls below 9.0 but remains above 8.0%. The Company and the Bank have not opted in to the CBLR framework.

Prompt Corrective Action Provisions

The Federal Deposit Insurance Act requires the federal bank regulatory agencies to take “prompt corrective action” with respect to a depository institution if that institution does not meet certain capital adequacy standards, including requiring the prompt submission of an acceptable capital restoration plan. Depending on the bank’s capital ratios, the agencies’ regulations define five categories in which an insured depository institution will be placed: well-capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized. At each successive lower capital category, an insured bank is subject to more restrictions, including restrictions on the bank’s activities, operational practices or the ability to pay dividends or executive bonuses. Based upon its capital levels, a bank that is classified as well-capitalized, adequately capitalized, or undercapitalized may be treated as though it were in the next lower capital category if the appropriate federal banking agency, after notice and opportunity for hearing, determines that an unsafe or unsound condition, or an unsafe or unsound practice, warrants such treatment.

The prompt corrective action standards were changed to conform with the new capital rules. Under the new standards, in order to be considered well-capitalized, the bank will be required to meet the new common equity Tier 1 ratio of 6.5%, an increased Tier 1 ratio of 8% (increased from 6%), a total capital ratio of 10% (unchanged) and a leverage ratio of 5% (unchanged).

The federal banking agencies also may require banks and bank holding companies subject to enforcement actions to maintain capital ratios in excess of the minimum ratios otherwise required to be deemed “well capitalized”, in which case institutions may no longer be deemed to be “well capitalized” and may therefore be subject to certain restrictions such as taking brokered deposits.

Volcker Rule

In December 2013, the federal bank regulatory agencies adopted final rules that implement a part of the Dodd-Frank Act commonly referred to as the “Volcker Rule.” Under these rules and subject to certain exceptions, banking entities are restricted from engaging in activities that are considered proprietary trading and from sponsoring or investing in certain entities, including hedge or private equity funds that are considered “covered funds.” These rules became effective on April 1, 2014, although certain provisions are subject to delayed effectiveness under rules promulgated by the FRB Notwithstanding these provisions, in July 2019, the federal bank regulatory agencies finalized a rule which provides that a banking entity that does not have (and is not controlled by a company that has) more than $10 billion in total consolidated assets and does not have (and is not controlled by a company that has) total trading assets and liabilities of 5 percent or more of total consolidated assets, such as the Bank and the Company, is excluded from the Volcker Rule.

Brokered Deposits

The FDIC limits the ability to accept brokered deposits to those insured depository institutions that are “well capitalized”. Institutions that are less than “well capitalized” cannot accept, renew or roll over any brokered deposit unless they have applied for and been granted a waiver by the FDIC. In addition, FDIC regulations impose a cap on reciprocal deposits that may be exempt from being classified as brokered deposits depending on a bank’s capitalization and rating status, including a general cap equal to 20% of the Bank’s total liabilities. As of March 31, 2025, $86.9 million of our total deposits plus an additional $447.8 million of our reciprocal deposits in excess of the regulatory cap were considered brokered deposits by the FDIC, for an aggregate of $534.7 million of brokered deposits as defined by FDIC regulations. If the Bank became less than “well capitalized” for regulatory purposes, our ability to participate in any reciprocal deposit network could be limited which could adversely affect our liquidity, business, financial condition or results of operations.

Bank Holding Company Regulation

Bank holding companies and their subsidiaries are subject to significant regulation and restrictions by Federal and State laws and regulatory agencies, which may affect the cost of doing business, and may limit permissible activities and expansion or impact the competitive balance between banks and other financial services providers.

A wide range of requirements and restrictions are contained in both federal and state banking laws, which together with implementing regulatory authority:

●	Require periodic reports and such additional reports of information as the Federal Reserve may specify;

●	Require bank holding companies to meet or exceed increased levels of capital (See section entitled “—Capital Adequacy Requirements”);

●	Require that bank holding companies serve as a source of financial and managerial strength to subsidiary banks and commit resources as necessary to support each subsidiary bank;

●	Limit dividends payable to shareholders and restrict the ability of bank holding companies to obtain dividends or other distributions from their subsidiary banks. The Company’s ability to pay dividends is subject to legal and regulatory restrictions. Substantially all of the Company’s funds to pay principal and interest on our debt obligations are derived from dividends paid by the Bank to the Company;

●	Require a bank holding company to terminate an activity or terminate control of or liquidate or divest certain subsidiaries, affiliates or investments if the Federal Reserve believes the activity or the control of the subsidiary or affiliate constitutes a significant risk to the financial safety, soundness or stability of any bank subsidiary;

●	Require the prior approval of senior executive officer or director changes and prohibit golden parachute payments, including change in control agreements, or new employment agreements with such payment terms, which are contingent upon termination if an institution is in “troubled condition”;

●	Regulate provisions of certain bank holding company debt, including the authority to impose interest ceilings and reserve requirements on such debt and require prior approval to purchase or redeem securities in certain situations;

●	Require prior approval for the acquisition of 5% or more of the voting stock of a bank or bank holding company by bank holding companies or other acquisitions and mergers with banks and consider certain competitive, management, financial, anti-money-laundering compliance, potential impact on U.S. financial stability or other factors in granting these approvals, in addition to similar California or other state banking agency approvals which may also be required; and

●	Require prior notice and/or prior approval of the acquisition of control of a bank or a bank holding company by a shareholder or individuals acting in concert with ownership or control of certain percentage thresholds of the voting stock being a presumption of control.

Change in Bank Control

Federal law and regulation set forth the types of transactions that require prior notice under the Change in Bank Control Act (“CIBCA”). Pursuant to the CIBCA, Regulation Y, and applicable FDIC regulations, any person (acting directly or indirectly) that seeks to acquire control of a bank or its holding company must provide prior notice to the Federal Reserve. A “person” for this purpose includes an individual, bank, corporation, partnership, trust, association, joint venture, pool, syndicate, sole proprietorship, unincorporated organization, or any other form of entity. A person acquires “control” of a banking organization whenever the person acquires ownership, control, or the power to vote 25 percent or more of any class of voting securities of the institution. The applicable regulations also provide for certain other “rebuttable” presumptions of control, including if the securities to be acquired or voted are subject to the registration requirements of section 12 of the Securities Exchange Act of 1934 or if immediately after the transaction no other person owns a greater proportion of that class.

In April 2020, the Federal Reserve adopted a final rule to revise its regulations related to determinations of whether a company has the ability to exercise a controlling influence over another company for purposes of the BHCA. The final rule expands and codifies the presumptions for use in such determinations. By codifying the presumptions, the final rule provides greater transparency on the types of relationships that the Federal Reserve generally views as supporting a facts-and-circumstances determination that one company controls another company. The Federal Reserve’s final rule applies to questions of control under the BHCA, but it does not extend to CIBCA or applicable provisions of California law.

Other Restrictions on the Company’s Activities

Subject to prior notice or Federal Reserve approval, bank holding companies may generally engage in, or acquire shares of companies engaged in, activities determined by the Federal Reserve to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. Bank holding companies which elect and retain “financial holding company” status pursuant to the Gramm-Leach-Bliley Act of 1999 (“GLBA”) may engage in these nonbanking activities and broader securities, insurance, merchant banking and other activities that are determined to be “financial in nature” or are incidental or complementary to activities that are financial in nature without prior Federal Reserve approval. Pursuant to GLBA and Dodd-Frank, in order to elect and retain financial holding company status, a bank holding company and all depository institution subsidiaries of a bank holding company must be considered well capitalized and well managed, and, except in limited circumstances, depository subsidiaries must be in satisfactory compliance with the Community Reinvestment Act (“CRA”), which requires banks to help meet the credit needs of the communities in which they operate. Failure to sustain compliance with these requirements or correct any non-compliance within a fixed time period could lead to divestiture of subsidiary banks or require all activities to conform to those permissible for a bank holding company. The Company has not elected financial holding company status and neither the Company nor the Bank has engaged in any activities determined by the Federal Reserve to be “financial in nature” or incidental or complementary to activities that are “financial in nature.”

The Company is also a bank holding company within the meaning of Section 3700 of the California Financial Code. Therefore, the Company and any of its subsidiaries are subject to examination by, and may be required to file reports with, the California DFPI. DFPI approvals may also be required for certain mergers and acquisitions.

Securities Exchange Act of 1934

Following completion of this initial public offering, the Company’s common stock will be publicly held and listed on the Nasdaq Global Select Stock Market, and the Company will thereafter be subject to the periodic reporting, information, proxy solicitation, insider trading, corporate governance and other requirements and restrictions of the Securities Exchange Act of 1934 and the regulations of the Securities and Exchange Commission (“SEC”) promulgated thereunder as well as listing requirements of Nasdaq.

Sarbanes-Oxley Act

Following this offering, the Company will be subject to the accounting oversight and corporate governance requirements of the Sarbanes-Oxley Act of 2002, including, among other things, required executive certification of financial presentations, requirements for board audit committees and their members, and disclosure of controls and procedures and internal control over financial reporting.

Bank Regulation

As a California commercial bank whose deposits are insured by the FDIC, the Bank is subject to regulation, supervision, and regular examination by the DFPI and by the FDIC, as the Bank’s primary Federal regulator, and must additionally comply with certain applicable regulations of the Federal Reserve. Specific federal and state laws and regulations which are applicable to banks regulate, among other things, the scope of their business, their investments, their reserves against deposits, the timing of the availability of deposited funds, their activities relating to dividends, investments, loans, the nature and amount of and collateral for certain loans, servicing and foreclosing on loans, borrowings, capital requirements, certain check-clearing activities, branching, and mergers and acquisitions. California banks are also subject to statutes and regulations including Federal Reserve Regulation O and Federal Reserve Act Sections 23A and 23B and Regulation W, which restrict or limit loans or extensions of credit to “insiders,” including officers, directors, and principal shareholders, and loans or extension of credit by banks to affiliates or purchases of assets from affiliates, including parent bank holding companies, except pursuant to certain exceptions and only on terms and conditions at least as favorable to those prevailing for comparable transactions with unaffiliated parties. Failure to comply with applicable bank regulations or adverse results from any examinations of the Bank could affect our costs of doing business, and may also limit or impede otherwise permissible activities and expansion activities by the Bank.

Pursuant to the Federal Deposit Insurance Act (“FDI Act”) and the California Financial Code, California state chartered commercial banks may generally engage in any activity permissible for national banks. Therefore, the Bank may form subsidiaries to engage in the activities commonly conducted by national banks in operating subsidiaries. Further, California banks may conduct certain “financial” activities permitted under GLBA in a “financial subsidiary” to the same extent as may a national bank, provided the bank is and remains “well-capitalized,” “well-managed” and in satisfactory compliance with the CRA. The Bank currently has no financial subsidiaries.

FDIC and DFPI Enforcement Authority

The federal and California regulatory structure gives the bank regulatory agencies extensive discretion in connection with their supervisory and enforcement activities and examination policies, including policies with respect to the classification of assets and the establishment of appropriate loan loss reserves for regulatory purposes. The regulatory agencies have adopted guidelines to assist in identifying and addressing potential safety and soundness concerns before an institution’s capital becomes impaired. The guidelines establish operational and managerial standards generally relating to: (1) internal controls, information systems, and internal audit systems; (2) loan documentation; (3) credit underwriting; (4) interest-rate exposure; (5) asset growth and asset quality; and (6) compensation, fees, and benefits. Further, the regulatory agencies have adopted safety and soundness guidelines for asset quality and for evaluating and monitoring earnings to ensure that earnings are sufficient for the maintenance of adequate capital and reserves.

If, as a result of an examination, the DFPI or the FDIC should determine that the financial condition, capital resources, asset quality, earnings prospects, management, liquidity, or other aspects of the Bank’s operations are unsatisfactory or that the Bank or its management is violating or has violated any law or regulation, the DFPI and the FDIC have authority to:

●	Require prompt affirmative action to correct any conditions resulting from any violation or practice;

●	Direct an increase in capital and the maintenance of higher specific minimum capital ratios, which could preclude the Bank from being deemed “well capitalized” and restrict its ability to accept certain brokered deposits;

●	Restrict the Bank’s growth geographically, by products and services, or by mergers and acquisitions, including bidding in FDIC receiverships for failed banks;

●	Enter into or issue informal or formal enforcement actions, including required Board resolutions, Matters Requiring Board Attention (MRBA), written agreements and consent or cease and desist orders or prompt corrective action orders to take corrective action and cease unsafe and unsound practices;

●	Require prior approval of senior executive officer or director changes; remove officers and directors and assess civil monetary penalties; and

●	Terminate FDIC insurance, revoke the Bank’s charter and/or take possession of and close and liquidate the Bank or appoint the FDIC as receiver.

Mergers and Acquisitions

On July 9, 2021, President Biden signed an “Executive Order on Promoting Competition in the American Economy.” Included within the order is a sweeping recommendation that the Attorney General, in consultation with the heads of the FRB, FDIC and OCC review current practices and adopt a plan for the “revitalization” of bank merger oversight to provide more extensive scrutiny of mergers. In September 2024, U.S. Department of Justice (DOJ), the FDIC, and OCC announced changes to their bank merger review policies. The DOJ announced that it withdrew its 1995 Bank Merger Guidelines and, instead, for purposes of evaluating the competitive impact of bank mergers, will rely on its 2023 Merger Guidelines which apply to all industries. For banks considering combinations where there may be even a remote possibility of antitrust concerns under the 2023 Merger Guidelines, the DOJ will review “market realities” in analyzing the competitive effects of a particular transaction. While branch deposit concentration may be one area of focus (i.e., traditional Herfindahl Hirschman Index (HHI) analysis for deposit concentration utilizing the 2023 Merger Guideline baselines), the DOJ will drill down into the products and services that a bank merger may affect prior to fully assessing the impact of a combination. This type of analysis may involve a more robust review of the competitive landscape (i.e., the impact of credit unions and other non-bank competitors), and a closer analysis of interest rates, types of mortgages and other loans offered, quality of service and convenience at branch locations, the types of customers served, and the unique needs in a particular bank market for bespoke financing.

The Trump administration’s approach to bank mergers and acquisition policy has yet to be fully determined, but recent actions by the administration may indicate that the administration intends to take a different approach to bank merger and acquisition activity than the prior administration. In May 2025, the FDIC and OCC rescinded previously approved policies relating to bank mergers and acquisitions, in each case, restoring and reverting back to prior policies, which are considered more favorable to facilitate bank merger and acquisition activities.

Deposit Insurance

The FDIC is an independent federal agency that insures deposits, up to prescribed statutory limits, of federally insured banks and savings institutions and safeguards the safety and soundness of the banking and savings industries. The FDIC insures our customer deposits through the DIF up to prescribed limits for each depositor. The Dodd-Frank Act revised the FDIC’s DIF management authority by setting requirements for the Designated Reserve Ratio (the DIF balance divided by estimated insured deposits) and redefining the assessment base, which is used to calculate banks’ quarterly assessments. The amount of FDIC assessments paid by each DIF member institution is based on its asset size and relative risk of default as measured by regulatory capital ratios and other supervisory factors. The FDIC may terminate a depository institution’s deposit insurance upon a finding that the institution’s financial condition is unsafe or unsound or that the institution has engaged in unsafe or unsound practices that pose a risk to the DIF or that may prejudice the interest of the bank’s depositors. The termination of deposit insurance for a bank would also result in the revocation of the bank’s charter by the DFPI.

We are generally unable to control the amount of premiums that we are required to pay for FDIC insurance, which can be affected by the cost of bank failures to the FDIC among other factors. The FDIC is an independent federal agency that insures deposits through the DIF up to prescribed statutory limits of federally insured banks and savings institutions and safeguards the safety and soundness of the banking and savings industries. The Dodd-Frank Act revised the FDIC’s DIF management authority by setting requirements for the Designated Reserve Ratio (the “DRR,” calculated as the DIF balance divided by estimated insured deposits) and redefining the assessment base which is used to calculate banks’ quarterly assessments. The amount of FDIC assessments paid by each DIF member institution is based on its asset size and its relative risk of default as measured by regulatory capital ratios and other supervisory factors.

The FDIC has set the DRR at 2.00%. In October 2022, in order to increase the likelihood that the reserve ratio would be restored to at least 1.35% by the statutory deadline of September 30, 2029, the FDIC increased the initial base deposit insurance assessment rate schedules uniformly by two (2) basis points. The FDIC will, at least semi-annually, update its income and loss projections for the Deposit Insurance Fund and, if necessary, propose rules to further increase assessment rates.

In addition, in November 2023, the FDIC finalized a special assessment to recover the loss to the DIF as a result of the closure of several large regional banks during 2023. The special assessment was equal to approximately 13.4 basis points annually based on the amount of an institution’s uninsured deposits as of the quarter ended December 31, 2022 and after applying a $5 billion deduction for such uninsured deposits. As a result of the application of the $5 billion deduction, the Bank was not required to incur any additional assessment.

Any future increases in FDIC insurance premiums may have a material and adverse effect on our earnings and could have a material adverse effect on the value of, or market for, our common stock.

Dividends and Stock Repurchases

The Company may be limited in its ability to pay dividends or repurchase its stock by the Federal Reserve, including if doing so would be an unsafe or unsound banking practice. When a bank holding company intends to declare or pay a dividend that could raise safety and soundness concerns, it generally will be required to inform and consult with the Federal Reserve in advance. It is the policy of the Federal Reserve that a bank holding company should generally pay dividends on common stock only out of earnings, and only if prospective earnings retention is consistent with the company’s capital needs and overall current and prospective financial condition. Additionally, bank holding companies should inform and consult with the Federal Reserve in advance of declaring and paying a dividend that exceeds earnings for the period for which the dividend is being paid.

Because the Company operates under the Small Bank Holding Company Policy Statement, the Federal Reserve will generally expect the Company not to pay dividends unless its debt to equity ratio is 1:1 or lower, the Company meets certain other criteria under the Federal Reserve’s Regulation Y, and the dividends are reasonable in amount, do not adversely affect the ability of the Company to service its debt in an orderly manner, and do not adversely affect the ability of the Bank to be well-capitalized. Although the Company currently meets these requirements, the Company has no current intention to pay dividends and cannot be sure that it will continue to meet those requirements or that even if it does, it will be able to pay dividends.

If a bank holding company does not operate under the Small Bank Holding Company Policy Statement, according to guidance from the Federal Reserve, the bank holding company’s dividend policies will be assessed against, among other things, its ability to achieve applicable capital ratio requirements. If a bank holding company does not achieve applicable capital ratio requirements, it may not be able to pay dividends. The Company cannot be sure that it would meet those requirements or that even if it does, it would be able to pay dividends.

A bank holding company may be required to give the Federal Reserve prior written notice before purchasing or redeeming its equity securities if the gross consideration for the purchase or redemption, when aggregated with the net consideration paid by the bank holding company for all such purchases or redemptions during the preceding 12 months, is equal to 10.00% or more of the bank holding company’s consolidated net worth. The Federal Reserve may disapprove such a purchase or redemption if it determines that the proposal would constitute an unsafe or unsound practice or would violate any law, regulation, Federal Reserve order, or any condition imposed by or written agreement with the Federal Reserve. However, this prior notice requirement does not apply to any bank holding company that meets certain “well-capitalized” and “well-managed” standards and is not the subject of any unresolved supervisory issues, such as the Company. Furthermore, a bank holding company that is eligible for the Small Bank Holding Company Policy Statement, such as the Company, is eligible for the exemption from the prior notice requirement as long as the bank holding company has a pro forma debt to equity ratio of 1:1 or less and otherwise meets the requirements of Regulation Y.

In addition, a bank holding company is required to consult with the Federal Reserve before redeeming certain tier 1 and tier 2 capital instruments. To qualify as additional tier 1 capital, redemption or repurchase of the capital instrument requires prior approval of the Federal Reserve. Similarly, to qualify as tier 2 capital, redemption of the instrument prior to maturity or repurchase requires the prior approval of the Federal Reserve. Further, a bank holding company is required to consult with the Federal Reserve before redeeming any equity or other capital instrument included in Tier 1 or Tier 2 capital prior to stated maturity if such redemption could have a material effect on the level or composition of the organization’s capital base. For bank holding companies, such as the Company, that are subject to the Small Bank Holding Company Policy Statement, such consultation is only required for the redemption of instruments included in equity as defined under accounting principles generally accepted in the United States of America (“GAAP”), such as common and perpetual preferred stock, and not for certain other instruments included as regulatory capital.

In November 2020, our board of directors approved a stock repurchase program authorizing the repurchase of up to 307,780 shares of our common stock (5% of the then outstanding shares of common stock) from time to time in the open market, in privately negotiated transactions, or otherwise, subject to applicable laws and regulations. The program has no expiration date. We have never repurchased any shares of our common stock under this program and are under no obligation to repurchase any such shares.

The Bank is a legal entity that is separate and distinct from its holding company. The Company relies on dividends received from the Bank for use in the operation of the Company and the ability of the Company to pay dividends to shareholders. Future cash dividends by the Bank will also depend upon management’s assessment of future capital requirements, contractual restrictions, and other factors. Current capital rules may restrict dividends by the Bank if the additional capital conservation buffer is not achieved. See section entitled “—Capital Adequacy Requirements” for further discussion.

The ability of the Bank to declare a cash dividend to the Company is subject to California law, which restricts the amount available for cash dividends to the lesser of a bank’s retained earnings or net income for its last three fiscal years (less any distributions to shareholders made during such period). Where the above test is not met, cash dividends may still be paid, with the prior approval of the DFPI, in an amount not exceeding the greatest of (1) retained earnings of the bank; (2) the net income of the bank for its last fiscal year; or (3) the net income of the bank for its current fiscal year.

Compensation

Under regulatory guidance applicable to all banking organizations, incentive compensation policies must be consistent with safety and soundness principles. Under this guidance, financial institutions must review their compensation programs to ensure that they: (i) provide employees with incentives that appropriately balance risk and reward and that do not encourage imprudent risk, (ii) are compatible with effective controls and risk management, and (iii) are supported by strong corporate governance, including active and effective oversight by the banking organization’s board of directors. Monitoring methods and processes used by a banking organization should be commensurate with the size and complexity of the organization and its use of incentive compensation.

In October 2022, the SEC adopted final rules implementing the incentive-based compensation recovery (clawback) provisions of the Dodd-Frank Act. In response to the final rules, the Nasdaq Stock Market implemented new clawback listing standards which are applicable to the Company. The Company has adopted a Nasdaq compliant clawback policy to be effective upon consummation of this initial public offering and the listing of the Company’s common stock on the Nasdaq Global Select Market.

Cybersecurity and Data Breaches

Federal regulators have issued multiple statements regarding cybersecurity and that financial institutions need to design multiple layers of security controls to establish lines of defense and to ensure that their risk management processes also address the risk posed by compromised customer credentials, including security measures to reliably authenticate customers accessing internet-based services of the financial institution. In addition, a financial institution’s management is expected to maintain sufficient business continuity planning processes to ensure the rapid recovery, resumption and maintenance of the institution’s operations in the event of a cyber-attack. A financial institution is also expected to develop appropriate processes to enable recovery of data and business operations and address rebuilding network capabilities and restoring data if the institution or one of its critical service providers fall victim to a cyber-attack. In November 2021, the federal banking agencies adopted a final rule, with compliance required by May 1, 2022, that requires banking organizations to notify their primary banking regulator within 36 hours of determining that a “computer-security incident” has materially disrupted or degraded, or is reasonably likely to materially disrupt or degrade, the banking organization’s ability to carry out banking operations or deliver banking products and services to a material portion of its customer base, its businesses and operations that would result in material loss. If we fail to observe the regulatory guidance, we could be subject to various regulatory sanctions, including financial penalties.

State regulators have also been increasingly active in implementing privacy and cybersecurity standards and regulations. Recently, a number of states, notably including California where we conduct substantially all our banking business, have adopted laws and/or regulations requiring certain financial institutions to implement cybersecurity programs and providing detailed requirements with respect to these programs, including data encryption requirements. Many such states have also implemented or modified their data breach notification and data privacy requirements, including California and New York. We expect this trend of state-level activity in those areas to continue, and we continue to monitor relevant legislative and regulatory developments in California and other states in which our customers are located or in which we conduct business.

In the ordinary course of business, we rely on electronic communications and information systems, as well as certain third-party service providers’ electronic communication and information systems, to conduct our operations and to store sensitive data. We employ a layered, defensive approach that leverages people, processes and technology to manage and maintain cybersecurity controls. We employ a variety of preventative and detective tools to monitor, block, and provide alerts regarding suspicious activity, as well as to report on any suspected advanced persistent threats. We also seek to evaluate and monitor the cybersecurity policies and practices of key third-party service providers which utilize electronic and information systems that interface with our Bank’s systems, in the manner and to the extent required by applicable banking laws and regulations. Notwithstanding the strength of our defensive measures, the threat from cyber-attacks is severe, attacks are sophisticated and increasing in volume, and attackers respond rapidly to changes in defensive measures. Our systems and those of our customers and third-party service providers are under constant threat, and we or they could experience a significant event in the future. Risks and exposures related to cybersecurity attacks are expected to remain high for the foreseeable future due to the rapidly evolving nature and sophistication of these threats, as well as due to the expanding use of digital banking, mobile banking and other technology-based products and services by us and our customers. In addition, to the extent we experience any data breaches, we may become subject to governmental fines or enforcement actions and reputation risk as well as potential liability arising out of governmental or private litigation. See section entitled “Risk Factors” for a further discussion of risks related to cybersecurity and data breaches.

Operations and Consumer Compliance Laws

The Bank must comply with numerous federal and state anti-money laundering and consumer protection statutes and implementing regulations, the Foreign Account Tax Compliance provisions of the HIRE Act, the CRA, the California Consumer Privacy Act, the California Privacy Rights Act, the Fair Debt Collection Practices Act, the Fair Credit Reporting Act, the Equal Credit Opportunity Act, the Truth in Lending Act, the Fair Housing Act, the Home Mortgage Disclosure Act, the Real Estate Settlement Procedures Act, the National Flood Insurance Act, the California Homeowner Bill of Rights and various federal and state privacy protection laws, including the Telephone Consumer Protection Act and the CAN-SPAM Act. Noncompliance with any of these laws could subject the Bank to compliance enforcement actions as well as lawsuits and could also result in administrative penalties, including, fines and reimbursements. The Bank and the Company are also subject to federal and state laws prohibiting unfair or fraudulent business practices, untrue or misleading advertising and unfair competition.

These laws and regulations mandate certain disclosure and reporting requirements and regulate the manner in which financial institutions must deal with customers when taking deposits, making loans, servicing, collecting and foreclosure of loans, and providing other services. Failure to comply with these laws and regulations can subject the Bank and the Company to various penalties, including but not limited to enforcement actions, injunctions, fines or criminal penalties, punitive damages to consumers, and the loss of certain contractual rights.

The CRA specifically directs the federal bank regulatory agencies, in examining insured depository institutions, to assess their record of helping to meet the credit needs of the entire communities in which the financial institution operates, including low and moderate income (“LMI”) communities, consistent with safe and sound banking practices. The CRA further requires the agencies to take a financial institution’s record of meeting its community credit needs into account when evaluating applications for, among other things, domestic branches, consummating mergers or acquisitions or holding company formations. The Bank received an overall “Satisfactory” rating in its most recent FDIC CRA performance evaluation, which measures how financial institutions support their communities in the areas of lending, investment and service tests. The Bank received a “Satisfactory” rating for both the lending and the community development tests.

On October 24, 2023, the OCC, FDIC, and FRB issued a final rule (the “October Final Rule”) intended to modernize and strengthen regulations implementing the CRA. For banks with total assets in excess of $2 billion, which includes the Bank, the Bank’s CRA evaluation was going to be based on four tests: (i) retail lending; (ii) retail services and products (including digital delivery systems for banks with more than $10 billion in assets or banks which request consideration of such systems); (iii) community development (CD) financing; and (iv) CD services. Weighting of each test was to be applied to those banks (such as the Bank) when regulators are evaluating CRA performance based on multiple tests. Alternatively, banks (including the Bank) would have had the option to be evaluated based on a regulator-approved strategic CRA plan. In addition, banks with total assets in excess of $2 billion are subject to revised and more comprehensive CRA-related data collection, reporting and maintenance requirements. Regulators would downgrade an institution’s CRA rating in the case of illegal or discriminatory credit practices.

The October Final Rule was intended to take effect on April 1, 2024 with staggered compliance dates, including compliance with the new tests, data collection requirements, and the requirement to define retail lending assessment areas. The October Final Rule is currently subject to a preliminary injunction that stays its effective and implementation dates. On July 16, 2025, the OCC, the FDIC and the FRB issued a joint notice of proposed rulemaking to rescind the October Final Rule.

The Dodd-Frank Act centralized responsibility for consumer financial protection by creating a new agency, the Consumer Financial Protection Bureau (“CFPB”), and giving it responsibility for implementing, examining, and enforcing compliance with federal consumer protection laws for financial institutions, as well as their affiliates, with more than $10 billion of assets and, to a lesser extent, smaller institutions. The CFPB focuses on (i) risks to consumers and compliance with the federal consumer financial laws, (ii) the markets in which firms operate and risks to consumers posed by activities in those markets, (iii) depository institutions that offer a wide variety of consumer financial products and services, and (iv) non-depository companies that offer one or more consumer financial products or services. The CFPB has broad rulemaking authority for a wide range of consumer financial laws that apply to all banks, including, among other things, the authority to prohibit “unfair, deceptive or abusive” acts and practices (“UDAAP”). Abusive acts or practices are defined as those that materially interfere with a consumer’s ability to understand a term or condition of a consumer financial product or service or that take unreasonable advantage of a consumer’s (i) lack of financial savvy, (ii) inability to protect himself in the selection or use of consumer financial products or services, or (iii) reasonable reliance on a covered entity to act in the consumer’s interests. The CFPB can issue cease-and-desist orders against banks and other entities that violate consumer financial laws. The CFPB may also institute a civil action against an entity in violation of federal consumer financial law in order to impose a civil penalty or injunction.

Because the Company and the Bank have less than $10 billion in assets, most consumer protection aspects of the Dodd-Frank Act will continue to be applied to the Company by the Federal Reserve and to the Bank by the FDIC. However, the CFPB may include its own examiners in regulatory examinations by a smaller institution’s principal regulators and may require smaller institutions to comply with certain CFPB reporting requirements. In addition, regulatory positions taken by the CFPB and administrative and legal precedents established by CFPB enforcement activities, including in connection with supervision of larger bank holding companies and banks, could influence how the Federal Reserve and OCC apply consumer protection laws and regulations to financial institutions that are not directly supervised by the CFPB. The precise effect of the CFPB’s consumer protection activities on the Company and the Bank cannot be determined with certainty.

The review of products and practices to prevent UDAAP is a continuing focus of the CFPB, and of banking regulators more broadly. The ultimate impact of this heightened scrutiny is uncertain but could result in changes to pricing, practices, products and procedures. It could also result in increased costs related to regulatory oversight, supervision and examination, additional remediation efforts and possible penalties. In addition, the Dodd-Frank Act provides the CFPB with broad supervisory, examination and enforcement authority over various consumer financial products and services, including the ability to require reimbursements and other payments to customers for alleged violations of UDAAP and other legal requirements and to impose significant penalties, as well as injunctive relief that prohibits lenders from engaging in allegedly unlawful practices. The CFPB also has the authority to obtain cease and desist orders providing for affirmative relief or monetary penalties. The Dodd-Frank Act does not prevent states from adopting stricter consumer protection standards. CFPB and state regulation of financial products and potential enforcement actions could adversely affect the Bank’s business, financial condition or results of operations.

The federal bank regulators have adopted rules limiting the ability of banks and other financial institutions to disclose non-public information about consumers to unaffiliated third parties. These limitations require disclosure of privacy policies to consumers and, in some circumstances, allow consumers to prevent disclosure of certain personal information to a nonaffiliated third party. These regulations affect how consumer information is transmitted through diversified financial companies and conveyed to outside vendors. In addition, consumers may also prevent disclosure of certain information among affiliated companies that is assembled or used to determine eligibility for a product or service, such as that shown on consumer credit reports and asset and income information from applications. Consumers also have the option to direct banks and other financial institutions not to share information about transactions and experiences with affiliated companies for the purpose of marketing products or services.

In California, consumer privacy rights have been further bolstered by the enactment of the California Consumer Privacy Act (“CCPA”) and the California Privacy Rights Act (CPRA). The CCPA and CPRA create new consumer rights, impose additional obligations on businesses that collect personal information from California consumers, and create a new enforcement agency called the California Privacy Protection Agency. In particular, The CCPA and CPRA introduces four new consumer rights, including (1) the right to correction, meaning that users can request to have their personal information corrected; (2) the right to opt-out of automated decision making, meaning that California residents can say ‘no’ to their personal information being used in profiling for behavioral advertisement online; (3) the right to know about automated decision making; and (4) the right to limit use of sensitive personal information. These two statutes also significantly expand the types of consumer data subject to privacy restrictions and increase the potential penalties for any violations.

Under the Durbin Amendment to the Dodd-Frank Act, the Federal Reserve adopted rules establishing standards for assessing whether the interchange fees that may be charged with respect to certain electronic debit transactions are “reasonable and proportional” to the costs incurred by issuers for processing such transactions.

Interchange fees, or “swipe” fees, are charges that merchants pay to us and other card-issuing banks for processing electronic payment transactions. Under the final rules, the maximum permissible interchange fee is equal to no more than 21 cents plus 5 basis points of the transaction value for many types of debit interchange transactions. The Federal Reserve also adopted a rule to allow a debit card issuer to recover one cent per transaction for fraud prevention purposes if the issuer complies with certain fraud-related requirements required by the Federal Reserve. The Federal Reserve also has rules governing routing and exclusivity that require issuers to offer two unaffiliated networks for routing transactions on each debit or prepaid product.

In October 2023, the Federal Reserve issued a proposal under which the maximum permissible interchange fee for an electronic debit transaction would be the sum of 14.4 cents per transaction and 4 basis points multiplied by the value of the transaction. Furthermore, the fraud-prevention adjustment would increase from a maximum of 1 cent to 1.3 cents per debit card transaction. The proposal would adopt an approach for future adjustments to the interchange fee cap which would occur every other year based on issuer cost data gathered by the Federal Reserve from large debit card issuers. The comment period for this proposal ended in May 2024. The extent to which any such proposed changes in permissible interchange fees will impact our future revenues is uncertain.

Currently, we qualify for the small issuer exemption from the interchange fee cap, which applies to any debit card issuer that, together with its affiliates, has total assets of less than $10 billion as of the end of the previous calendar year. If our total assets were to reach or exceed $10 billion, we could become subject to the interchange fee cap beginning July 1 of the year following the time when our total assets crossed that threshold. Reliance on the small issuer exemption does not exempt us from federal regulations prohibiting network exclusivity arrangements or from routing restrictions.

Commercial Real Estate Concentration Limits

In December 2006, the federal banking regulators issued guidance entitled “Concentrations in Commercial Real Estate Lending, Sound Risk Management Practices” to address increased concentrations in commercial real estate, or CRE, loans. In addition, in December 2015, the federal bank agencies issued additional guidance entitled “Statement on Prudent Risk Management for Commercial Real Estate Lending.” Together, these guidelines describe the criteria the agencies will use as indicators to identify institutions potentially exposed to CRE concentration risk. An institution that has (i) experienced rapid growth in CRE lending, (ii) notable exposure to a specific type of CRE, (iii) total reported loans for construction, land development, and other land representing 100% or more of the institution’s capital, or (iv) total CRE loans (which excludes owner-occupied CRE loans) representing 300% or more of the institution’s capital, and the outstanding balance of the institutions CRE portfolio has increased by 50% or more in the prior 36 months, may be identified for further supervisory analysis of the level and nature of its CRE concentration risk. As of March 31, 2025, the Bank’s total CRE loan concentration based on total outstanding loans was 309% of risk-based capital.

Anti-Money Laundering

The BSA, as amended by the USA PATRIOT Act, and its implementing regulations and other laws and regulations that impose anti-money laundering obligations require financial institutions to, among other duties, implement and maintain an effective AML/CFT compliance program and to file reports, such as suspicious activity reports and currency transaction reports. Our federal and state banking regulators, FinCEN, and other government agencies are authorized to impose significant civil money penalties for violations of the BSA and its implementing regulations and other applicable anti-money laundering requirements.

A continued focus of governmental policy relating to financial institutions in recent years has been combating money laundering and terrorist financing. The USA PATRIOT Act amended the BSA to broaden the application of anti-money laundering regulations to apply to additional types of financial institutions, such as broker-dealers, investment advisors, and insurance companies, and strengthened the ability of the U.S. government to help prevent, detect and prosecute international money laundering and the financing of terrorism. The principal provisions of Title III of the USA PATRIOT Act require that regulated financial institutions, including banks: (i) establish an AML/CFT compliance program that includes training and audit components; (ii) comply with regulations regarding the verification of the identity of any person seeking to open an account; (iii) take additional required precautions with non-U.S. owned accounts; and (iv) perform certain verification and certification of money laundering risk for their foreign correspondent banking relationships. Failure of a financial institution to comply with the BSA’s requirements could have serious legal and reputational consequences for the institution. The federal banking agencies examine the institution for compliance with the BSA and its implementing regulations and we continue to monitor and augment, where necessary, our AML/CFT compliance program. The federal banking agencies will also consider compliance with the BSA and its implementing regulations when reviewing merger and acquisition proposals. Failure to comply with the BSA and its implementing regulations can result in a federal banking agency imposing cease and desist and other regulatory orders and civil money penalties against a bank. Our Bank has augmented its AML/CFT compliance systems and procedures to meet the requirements of the BSA and its implementing regulations and will continue to revise and update its compliance policies, procedures, and controls to reflect changes required by law.

Office of Foreign Assets Control Regulation

The U.S. Treasury Department’s OFAC administers and enforces U.S. economic and trade sanctions against targeted foreign persons, countries and regimes. OFAC publishes lists of specially designated nationals and blocked persons and administers territorial sanctions programs. We are responsible for, among other things, blocking or restricting the accounts of and blocking or rejecting transactions involving sanctioned individuals, entities and countries and territories that are the subject of U.S. economic sanctions and reporting blocked or rejected transactions. Failure to comply with U.S. economic sanctions could have serious financial, legal and reputational consequences, including causing applicable bank regulatory authorities not to approve merger or acquisition transactions when regulatory approval is required or to prohibit such transactions even if approval is not required. Regulatory and law enforcement authorities have imposed, among other enforcement actions, cease and desist orders, civil money penalties and criminal fines and forfeiture against financial institutions that have been found to be in violation of U.S. economic sanctions.

Changes in the Federal, State, or Local Tax Laws

We are subject to changes in federal and applicable state tax laws and regulations that may impact our effective tax rates. Changes in these tax laws may be retroactive to previous periods and as a result could negatively impact our current and future financial performance. For example, the Tax Cuts and Jobs Act of 2017 resulted in a reduction of our federal tax rate from a minimum of 35% in 2017 to 21% in 2018, which had a favorable impact on our earnings. Conversely, this legislation also enacted limitations on certain deductions, including the deduction of FDIC deposit insurance premiums, which partially offset the expected increase in net earnings from the lower tax rate.

On August 16, 2022, the Inflation Reduction Act of 2022 (the “IRA”) was enacted into law. The IRA, among other things, imposes a non-deductible 1% excise tax on the aggregate fair market value of stock repurchased by certain public companies, if any, occurring after December 31, 2022.

The foregoing description of the impact of changes in federal and applicable state tax laws on us should be read in conjunction with Note 1 Summary of Significant Accounting Policies— Income Taxes of the consolidated financial statements for the three months ended March 31, 2025 and 2024 and for the years ended December 31, 2024 and 2023, which are contained elsewhere in this prospectus, for more information.

Future Legislation and Regulation

Congress may enact, modify or repeal legislation from time to time that affects the regulation of the financial services industry, and state legislatures may enact, modify or repeal legislation from time to time affecting the regulation of financial institutions chartered by or operating in those states. Federal and state regulatory agencies also periodically propose and adopt changes to their regulations or change the manner in which existing regulations are applied. The substance or impact of pending or future legislation or regulation, or the application thereof, cannot be predicted, although enactment of proposed legislation (or modification or repeal of existing legislation) could impact the regulatory structure under which the Company and Bank operate and may significantly increase our costs, impede the efficiency of our internal business processes, require the Bank to increase its regulatory capital and modify its business strategy, and limit its ability to pursue business opportunities in an efficient manner. The Company’s business, financial condition, results of operations or prospects may be adversely affected, perhaps materially.

MANAGEMENT

Executive Officers

The following table sets forth certain information regarding the executive officers for Avidbank Holdings and the Bank as of the date of this prospectus.

Name	Age	Position
Mark D. Mordell	65	Chairman of the Board, President and Chief Executive Officer
Gina Thoma-Peterson	61	Executive Vice President and Chief Operating Officer
Patrick Oakes	57	Executive Vice President and Chief Financial Officer
Geoffrey E. Butner	61	Executive Vice President and Chief Credit Officer
Tami Laura Benedict	45	Executive Vice President and Chief of Staff
Victor DeMarco	42	Executive Vice President and Chief Legal Officer
Arthur Wasson	63	Executive Vice President and Treasury Management

The following is a brief description of the background and experience of each of our executive officers:

Mark D. Mordell, Chairman, President and Chief Executive Officer. Mr. Mordell joined the board of directors of the Bank in January of 2006 and was appointed Chairman in February of 2007. He was named Chief Executive Officer of Avidbank Holdings and the Bank in March 2012 and brings over 30 years of financial services, real estate and diverse business experience to the Company. In 1991 he founded California Bavarian Corporation and its successor company, CBC Properties, LLC, which was a full service real estate investment and management organization based in Palo Alto. Mr. Mordell also serves as an advisory board member to MMM Management, Inc., the strategic advisor to a family office based in San Francisco. Mr. Mordell is also an Advisory Board Member of the Donovan & Bank Foundation which assists Special Forces Operators transition into a life of peace, contentment and balance. Additionally, Mr. Mordell has served and serves in various community organizations including Stanford University, Peninsula Bridge, Sacred Heart Preparatory School and the Town of Portola Valley. Mr. Mordell received a B.A. in Economics from Stanford University.

Gina Thoma-Peterson, Executive Vice President and Chief Operating Officer. Ms. Thoma-Peterson joined the Bank as Executive Vice President and Chief Operating Officer of Avidbank Holdings and the Bank in September 2019. She came to the Bank after eight years at MUFG Union Bank where she held senior positions in global financial services enterprise and operational risk management, and comprehensive capital and analysis review (CCAR). Prior to that, Ms. Thoma-Peterson held senior positions during her 12 years at PricewaterhouseCoopers (PwC) in San Francisco, with expertise in process, business systems, financial reporting, and controls assurance. She also spent six years in bank supervision and regulatory compliance as an Associate National Bank Examiner for the Office of the Comptroller of the Currency, following four years in operational roles with community and regional banks in California and Washington. Ms. Thoma-Peterson received her B.A. in Business Administration from the University of Washington.

Patrick Oakes, Executive Vice President and Chief Financial Officer. Mr. Oakes joined the Bank as Executive Vice President and Chief Financial Officer of Avidbank Holdings and the Bank in March 2022. He came to the Company from Atlantic Capital Bancshares, Inc. (Nasdaq: ACBI, which subsequently merged into SouthState Bank, N.A.) where he served as Executive Vice President, Chief Financial Officer and Secretary from 2015 to 2022. Prior to Atlantic Capital, between 2012 and 2015, he served as Executive Vice President and Chief Financial Officer of Square 1 Bank. He also held these same leadership roles at Encore Bancshares, Inc. before joining Square 1 Bank. For the ten years previous, he served as Senior Vice President and Treasurer at Sterling Bank. He was also named the Atlanta Business Chronicle’s 2021 CFO of the Year among small public company CFOs. Mr. Oakes is a Chartered Financial Analyst, and holds a Bachelor of Science in Electrical Engineering Technology degree from Texas A&M University and an MBA, International Finance from Richmond American University London.

Geoffrey E. Butner, Executive Vice President and Chief Credit Officer. Mr. Butner has 37 years of experience in the banking and financial services industry serving small and medium sized businesses. He joined us as Senior Vice President and Deputy Chief Credit Officer of Avidbank Holdings and the Bank in November 2016 and was promoted to Executive Vice President and Chief Credit Officer in November 2018. Prior to joining the Company, he held senior management positions at several banks including, most recently, eight years at Square 1 Bank as a Risk Manager and five years at Silicon Valley Bank as a Senior Credit Officer. Prior to that, Mr. Butner was the Chief Operating Officer of a venture-backed technology startup, eFinance where he led the engineering, product development, customer service, and sales efforts. Mr. Butner received his B.A. in Business Economics from the University of California at Santa Barbara.

Tami Benedict, Executive Vice President and Chief Staff Officer. Ms. Benedict has worked for the Bank for about 19 years. Ms. Benedict began her career with the Bank in 2006 as an online banking specialist. She was promoted to Assistant Vice President and Operations Manager of the Bank in 2008, where she led both Operations and IT departments. She was then promoted to Vice President in 2012, where she took on the additional responsibility as the Deputy BSA (Bank Secrecy Act) Officer. In June 2016, Ms. Benedict was promoted to Senior Vice President where she managed the day-to-day operations for Loan Services, Asset-Based Lending Operations, IT, the Branch, Deposit Operations, and Cash Management divisions of the Bank. In August 2024, she was appointed Executive Vice President and Chief of Staff of the Bank.

Victor DeMarco, Executive Vice President and Chief Legal Officer. Mr. DeMarco has been in the banking industry in several different capacities since 2005. He was part of the founding team of Square 1 Bank and worked there from 2005 to 2019. He held several different leadership positions while at Square 1 Bank and helped grow the Bank from inception through its IPO and eventual merger with Pacific Western Bank. Between February 2019 and September 2020, he practiced law with Smith Anderson representing many of the top venture banks in the country. He joined us in 2020 as the Senior Vice President and General Counsel of Avidbank Holdings and the Bank and was promoted to Executive Vice President and Chief Legal Officer in September 2024. Mr. DeMarco received his B.S. in business from North Carolina State University, his MBA from the University of North Carolina at Chapel Hill, and his J.D. from North Carolina Central University.

Arthur Wasson, Executive Vice President, Treasury Management. Mr. Wasson has been working with entrepreneurs and their investors in the venture banking space for over 11 years. He joined the Bank as Executive Vice President, Treasury Management Services of the Bank in August 2023. Prior to joining us, he served as the managing group director and was a founding member of the venture banking team at Signature Bank, serving in this position from 2019 to 2023. Mr. Wasson also spent seven years between 2012 and 2019 at Square 1 Bank, subsequently acquired by Pacific Western Bank, most recently as Executive Vice President and head of the equity funds group and global treasury management. He began his banking career first at Merrill Lynch and later at Morgan Stanley in their private banking divisions. Mr. Wasson received his B.S. in Accountancy from Villanova University and a J.D. from Albany Law School.

Board of Directors

Our board of directors currently consists of 10 members. The following table sets forth certain information regarding our directors as of the date of this prospectus. Each member of Avidbank Holdings’ board of directors also serves as a member of the Bank’s board of directors.

Name	Age	Since	Audit Committee	Compensation Committee	Governance & Nominating Committee
Mark D. Mordell	65	2006
Kristofer W. Biorn	60	2009		Member	Chair
James F. Deutsch	70	2024		Member
Diane J. Flynn	62	2020		Member	Member
Lisa B. Hendrickson	73	2006	Member	Member
Linda R. Morris	66	2025	Member
Bryan C. Polster	72	2007	Chair(1)	Chair
Michael F. Rosinus	67	2014	Member	Member
Robert H. Scott	70	2017
Marc Verissimo	69	2017	Member		Member

(1)	Meets the definition of an “audit committee financial expert” as promulgated by the rules and regulations under the SEC and Nasdaq.

The following is a brief discussion of the background and experience of our non-executive directors. Except as otherwise indicated, the occupation listed has been such person’s principal occupation for at least the last five years. No director has any family relationship, as defined in Item 401(d) of Regulation S-K, with any other director or any of our executive officers.

Mark D. Mordell, Chairman of the Board. See biography in “Management—Executive Officers” above. We believe Mr. Mordell’s leadership at the Bank since its early-stage to the present, his experience in establishing and managing businesses and his experience in financial services and real estate qualify him to serve as the chairman of our board.

Kristofer W. Biorn, Board member (Independent Director). Mr. Biorn has been on the Board for 16 years. He is an attorney with the Palo Alto law firm of Crist | Biorn | Shepherd | Roskoph APC since 1995. He specializes in litigation related to estates and trusts, and has extensive experience in estate planning and commercial real estate transactions. He has served on the Silicon Valley Bar Association executive committee and the Palo Alto Family YMCA Board of Directors. Mr. Biorn received a B.A. in Comparative Area Studies from Duke University and a Juris Doctor degree from University of California College of the Law - San Francisco. We believe Mr. Biorn’s legal background, commercial real estate, business expertise and community leadership qualify him to serve on our board.

James F. Deutsch, Board member (Independent Director). Mr. Deutsch has over 40 years of experience in banking. Currently, he is a senior partner with Patriot Financial Partners (“Patriot”), a private equity firm based in Radnor, Pennsylvania and has been with Patriot since January 2012. Prior to joining Patriot in 2012, he served as president, CEO, and founder of Team Capital Bank, a privately held institution headquartered in Bethlehem, Pennsylvania. Before Team Capital, Mr. Deutsch spent over 25 years with Commerce Bank, Brown Brothers Harriman, and Summit Bank. At those banks, he held various management positions in commercial banking, investment banking, and corporate finance. At Patriot, Mr. Deutsch is a member of the Investment Committee, and he also has responsibility for new investment opportunities. He has served on the board of directors of more than ten banks ranging in size from $1 billion to $30 billion in assets. Outside of Patriot, Mr. Deutsch has served on the boards of many not-for- profit agencies and served as Chair on several of those including the State Theatre, Valley Youth House, and Minsi Trails Boy Scouts. Mr. Deutsch previously served on the boards of directors of the following public companies: Trinity Capital (January 2017 – March 2019); MBT Financial (May 2015 – September 2019); Enterprise Financial Services Corporation (Nasdaq: EFSC) (March 2019 – April 2021); and Pacific Mercantile Bancorp (November 2018 – October 2021). Mr. Deutsch received his B.S. in Finance and his MBA from Lehigh University. We believe Mr. Deutsch’s experience in banking and the financial services industry and community leadership qualify him to serve on our board.

Diane J. Flynn, Board member (Independent Director). Ms. Flynn is the Co-Founder and CEO of ReBoot Accel, empowering leaders for greater impact and personal fulfillment and has served this position since 2014. She advises Fortune 500 companies around building inclusive cultures, coaches executives, and facilitates leadership workshops. Ms. Flynn co-authored two books – “50 Questions Inclusive Leaders Ask” and “The Upside,” presenting the business case for diverse workforces and best practices for tapping the potential of each employee. She leads workshops for Stanford Graduate School of Business, and has served as guest faculty at the Modern Elder Academy and 1440 Multiversity. She has been featured on The Today Show, NBC’s Morning Joe, ABC News, NPR’s The Takeaway, WSJ and Forbes, and has three top-selling courses at Udemy, with over 90,000 students worldwide. Ms. Flynn was previously Chief Marketing Officer of GSVlabs (a.k.a. OneValley), VP of Business Development at Electronic Arts, Inc. (Nasdaq: EA), and an associate consultant at The Boston Consulting Group. Currently, she also serves on the boards at Resurge International, an international humanitarian organization and MixR, Inc., a California based HR Tech startup, and previously served on the boards of Sacred Heart Schools and Santa Lucia Preserve. Ms. Flynn earned a B.A. degree in Economics from Stanford University and an MBA from Harvard University. We believe Ms. Flynn’s extensive experience in leadership development and innovation, knowledge of corporate management, and connection and service to the California community qualify her to serve on our board.

Lisa B. Hendrickson, Board member (Independent Director). Ms. Hendrickson has been our board member since 2006. She worked for 17 years at Avenidas from September 1999 to November 2016, a Palo Alto based not-for-profit senior services agency, initially as president and CEO for 15 years and then as capital project manager for two years, and then retired. Previously she had 20 years of commercial banking experience culminating as senior vice president and regional commercial banking manager for Wells Fargo Bank in Palo Alto. She has been involved with numerous not-for-profit agencies, serving as a director of several including Samaritan House, Friends of the Junior Museum and Menlo Park Atherton Education Foundation. Ms. Hendrickson is currently a trustee of The Christensen Fund, a foundation that works to support indigenous peoples in advancing their inherent rights, dignity and self-determination. Ms. Hendrickson received her B.A. in Economics from Smith College. We believe Ms. Hendrickson’s institutional knowledge and banking experience, as well as her commitment to the Bank since its early-stage qualify her to serve on our board.

Linda R. Morris, Board member (Independent Director). Ms. Morris previously worked for PNC Bank for approximately 21 years from 2002 to 2023. She was the former Executive Vice President and Head of U.S. Retail Branch Banking and Physical Distribution at PNC Bank where she led a network of around 2,500 branches and 16,000 employees nationwide. She currently works as an executive coach and advisor to senior executives, helping corporate leaders in a variety of industries including financial services, fintech, biotech, construction, etc. through organizational transformation, business scaling, and implementing innovative strategies and leadership pipelines. Ms. Morris has expertise in enterprise risk management, regulatory compliance, strategic planning and human capital management. Ms. Morris earned a B.S. degree in Finance/Economics from University of Southern Indiana (formerly known as Indiana State University Evansville) and an MBA from University of Massachusetts Amherst. We believe Ms. Morris’ extensive experience in bank branch development and knowledge of strategic growth and organizational leadership, qualify her to serve on our board.

Bryan C. Polster, Board member (Lead Independent Director). Mr. Polster has more than 40 years of experience in the public accounting profession. He was a partner of Frank, Rimerman + Co. LLP, a certified public accounting firm, serving leading technology, venture capital, and real estate companies in Silicon Valley from August 1985 to his retirement in June 2020. While at Frank, Rimerman + Co. LLP, he served as Managing Partner of the firm from 1995 to 2014 and as Chairman of the Board of Partners from 2014 to 2020. Since his retirement in 2020, Mr. Polster has been self-employed, providing business consulting services to various companies and family offices. Mr. Polster serves on the Boards of Directors of Camico Mutual Insurance Company, the Sobrato Organization and the Sobrato Family Foundation. He was also the past chair of the board of Cristo Rey San Jose Jesuit High School. Mr. Polster held a Certified Public Accountant (CPA) license but had stopped practicing since his retirement in 2020. Mr. Polster received his B.S. in Accounting and MBA from Indiana University. We believe Mr. Polster’s expertise in accounting, financials and his in-depth knowledge of business operations qualify him to serve on our board.

Michael F. Rosinus, Board member (Independent Director). Mr. Rosinus is a finance industry veteran with over 40 years of experience spanning commercial banking, hedge funds, and private equity. He is the founder and principal leader of an investment firm, PTMR Capital Partners LP where he has served since October 2010. Mr. Rosinus has a particular focus on investments in community banks, other financial services companies, and a consumer-packaged goods company. He is the executive chairman and principal shareholder of GoHydrate Inc., a rapidly growing manufacturer and distributor of GoHydrate, an electrolyte drink mix and has served on this position since April 2018. Mr. Rosinus has a long history of serving on various bank boards of directors throughout the country. He previously served on the boards of Bridgeview Bancorp, Inc. and Bridgeview Bank Group, Cordia Bancorp and Bank of Virginia, Home Bancorp Inc. and Homebanc, Highlands Bankshares, Inc. and Highlands Union Bank, and NewDominion Bank. Prior to founding his investment firm, Mr. Rosinus was employed in the banking industry for 18 years, serving as the Chief Lending Officer for M&T Bank in New York City and subsequently the Chief Executive Officer of the Commercial Bank for Citibank in Chicago. He received his B.A. from Hamilton College and MBA from the Stern School of Business, New York University. We believe Mr. Rosinus’ experience in banking and the financial services industry qualifies him to serve on our board.

Robert H. Scott, Board member and Managing Director of Strategic Relationships. Mr. Scott currently serves as Managing Director of Strategic Relationships for Venture Lending at the Bank, leveraging his industry expertise and strong connections with venture capital and private equity firms. In November 2022, Mr. Scott founded Let’s Go Racing, a consultancy firm that forges winning partnerships between innovative brands and motorsport teams to drive commercial success. Currently, Mr. Scott serves as a board adviser to Altaeros Inc.—an autonomous aerostat supporting both government and commercial applications; serves as Chairman and Board Member at Trilio, a next-generation data protection and recovery solution for scale-out cloud architectures and serves as a non-executive director to Corero Network Security (LSE: CNS), a data protection company. He is also a member of the Customer Advisory Board at Fortinet (Nasdaq: FTNT), a global leader in cybersecurity. Previously between January 2018 to May 2022, Mr. Scott served as CEO of Cygilant, Inc., a cybersecurity services provider that specialized in helping organizations hunt, detect, and respond to cyberthreats. After its acquisition by SilverSky Inc., he transitioned to the role of Chief Strategy Officer in May 2022 with a focus on strategic partnerships and served on this position until August 2024. Mr. Scott also led Bradford Networks, Inc.—a network security company later acquired by Fortinet between 2015 and 2019, and Clique Intelligence, a software platform for data sharing and collaboration between 2013 and 2015. We believe Mr. Scott’s expertise in cybersecurity technology and experience in business development qualify him to serve on our board.

Marc J. Verissimo, Board member (Independent Director). Mr. Verissimo has over 38 years of banking experience, primarily in senior positions. He currently sits on various boards of directors, consulting and advising businesses and companies after retiring from serving on several leadership positions at Silicon Valley Bank (“SVB”) in 2016. Mr. Verissimo started his career in banking with Bank of America and First Interstate Bank. In 1982, he founded the technology banking practice at Comerica Bank (Dallas, Texas) and managed the Bank’s lending group. In 1993, he joined SVB. Over the next 23 years with SVB, Mr. Verissimo served on the executive committee and worked in multiple roles including head of SVB’s California banking, twice as interim Chief Financial Officer, and his last role as Chief Risk Officer. In these positions he led SVB’s California banking team, oversaw the Bank’s overseas expansion into the United Kingdom, China, Israel, and India, with responsibility for IT, HR, legal, enterprise risk management, cybersecurity, compliance, credit review, and regulatory relations among other responsibilities. Mr. Verissimo served on the boards of Pollen VC, a private equity backed fintech company from 2018 to 2023 and spent six years on the UC Davis endowment as a trustee on the finance committee. He currently sits on the board of Customer Vineyard, bringing big data analytics to the wine industry and on the board of Lighter Capital, a fintech financing company for startups. He received his B.S. in Finance from the University of California, Davis and an MBA from Harvard Business School. We believe Mr. Verissimo’s banking expertise qualifies him to serve on our board.

Election of Directors

In accordance with the terms of our amended and restated bylaws, each of our directors is elected for a one-year term until the following annual meeting of shareholders or until their successors are elected and qualified.

Director Selection Process

Our amended and restated bylaws provide that nominations of persons for election to the board of directors may be made by or at the direction of our board of directors or by any shareholder entitled to vote for the election of directors at the annual meeting who complies with certain advance notice procedures. The Governance and Nominating Committee is responsible for identifying and recommending candidates to the board as vacancies occur. Director candidates are evaluated using certain established criteria, including familiarity with the financial services industry, their professional experience and their leadership qualities. The Governance and Nominating Committee will also take into account the candidate’s level of financial literacy, determination of the person’s independence as a director, and non-business related activities and experience. The Governance and Nominating Committee is responsible for monitoring the mix of skills, knowledge, expertise, experience and other demographics of the directors that may contribute to our board of directors in order to assess whether the board has the necessary tools to perform its oversight function effectively. The Governance and Nominating Committee will also evaluate candidates recommended by shareholders, provided that such candidates are nominated in accordance with the applicable provisions of our amended and restated bylaws.

Director Independence

We have applied to list our common stock on the Nasdaq Global Select Market and, upon successful listing, we will be required to comply with the rules of the Nasdaq Global Select Market, or Nasdaq, with respect to the independence of directors who serve on our board of directors and its committees. Under the rules of Nasdaq, independent directors must comprise a majority of our board of directors within a specified period of time following this offering. The rules Nasdaq, as well as those of the SEC, also impose several other requirements with respect to the independence of our directors.

Our board of directors has evaluated the independence of its members based upon the rules of Nasdaq and the SEC. Applying these standards, our board of directors has affirmatively determined that, with the exception of Mr. Mark D. Mordell and Mr. Robert Scott, each of our current directors is an independent director, as defined under the applicable rules.

Board Committees

Avidbank Holdings’ board of directors has established three (3) standing committees in connection with the discharge of its responsibilities – the Audit Committee, the Personnel and Compensation Committee (“Compensation Committee”), and the Corporate Governance and Nominating Committee, each of which performs the same functions for the Bank. In addition, the Bank has established a Credit Committee and both the Company and the Bank have an Investment and Asset-Liability Committee. Our board of directors also maintains the authority to appoint additional committees to perform certain functions or focus on specific areas of oversight responsibility. Our board of directors has adopted written charters for each of these committees, copies of which will be available on our website following this offering. As necessary from time to time, special committees may be established by our board of directors to address certain issues.

Audit Committee. Our Audit Committee consists of Bryan Polster (committee chair), Lisa Hendrickson, Michael Rosinus, Marc Verissimo and Linda Morris. Our Audit Committee is responsible for overseeing, among other things: the integrity of our consolidated financial statements and internal controls; our compliance with legal and regulatory requirements; the periodic assessment of accounting practices and policies and risk and risk management; the selection, qualifications, independence and performance of our independent registered public accounting firm, or the independent auditor; pre-approval of all permitted non-audit services to be performed by the independent auditor and establishing policies and procedures for the engagement of the independent auditor to provide permitted non-audit services; and the performance of the internal audit function. The Audit Committee has the authority to retain independent counsel and advisors to assist in carrying out its responsibilities.

Our board of directors has determined that each of the members of the Audit Committee satisfies the requirements for independence as an audit committee member and the requirement for financial literacy under the rules and regulations of Nasdaq and the SEC. Mr. Polster qualifies as an “audit committee financial expert” as defined in the SEC rules and satisfies the financial sophistication requirements of Nasdaq.

Personnel and Compensation Committee. Our Compensation Committee consists of Bryan Polster (committee chair), James Deutsch, Kristofer Biorn, Diane Flynn, Lisa Hendrickson and Michael Rosinus, each of whom is a nonemployee member of our board of directors. The committee is responsible for, among other things: reviewing and approving compensation arrangements, including equity and any non-equity incentive compensation for our Chief Executive Officer and other executive officers; reviewing and approving corporate goals and objectives relevant to the compensation of our Chief Executive Officer; reviewing and recommending revisions to director compensation practices; and administering employee benefit plans. The Compensation Committee has the authority to retain independent counsel and other advisors, including compensation consultants, to assist in carrying out its responsibilities.

Our board of directors has determined that each of the members of the Compensation Committee satisfies the requirements for independence under the rules of Nasdaq and the SEC.

Governance and Nominating Committee. Our Governance and Nominating Committee consists of Kristofer Biorn (committee chair), Diane Flynn, and Marc Verissimo. The committee is responsible for, among other things: identifying and recommending individuals to our board of directors qualified to become directors; recommending candidates for election to our board of directors to fill vacancies; reviewing the number, type, functions, structure and independence of committees and recommending board director members on committees; developing, updating as necessary and recommending to the board corporate governance principles and policies applicable to the Company, including social responsibility, environmental, sustainability and governance (ESG) matters; tracking board skill sets; monitoring board meetings and board member involvement; managing board member continuing education; establishing, coordinating and reviewing annual evaluations of our board and committees; and reviewing succession planning for the board, CEO and senior management. The Governance and Nominating Committee has the authority to retain independent counsel and other advisors to assist in carrying out its responsibilities.

Our board of directors has determined that each of the members of the Corporate Governance and Nominating Committee satisfies the requirements for independence under the rules of Nasdaq and the SEC.

The Bank has also established a Credit Committee as described below:

Credit Committee. The Credit Committee is responsible for establishing loan policies and procedures and reviewing aspects of the loan portfolio. Current committee members include: Lisa B. Hendrickson (committee chair), Kristofer Biorn, Mark Mordell, Robert Scott, James Deutsch, Marc Verissimo and Linda Morris.

In addition, both the Bank and the Company have an Investment and Asset-Liability Committee as described below:

Investment and Asset-Liability Committee. This committee establishes investment policies, liquidity strategies and capital plans. Current committee members include: Marc Verissimo (committee chair), Mark Mordell, Kristofer Biorn, James Deutsch, Bryan Polster, Michael Rosinus and Linda Morris.

Compensation Committee Interlocks and Insider Participation

None of the members of the Personnel and Compensation Committee is currently, or has been at any time, one of our officers or employees. None of our executive officers has served as a member of the board of directors, or as a member of the compensation or similar committee, of any entity that has one or more executive officers who served on our Board or the Personnel and Compensation Committee during the year ended December 31, 2024.

Code of Business Conduct and Ethics

The Company and the Bank have adopted a Code of Ethics that is applicable to its directors, officers and employees. We have posted this Code of Ethics on our Investor Relations website at https://ir.avidbank.com/overview/default.aspx. Amendments to and waivers from the Code of Ethics will also be disclosed on the Company’s website. The information contained on our website is not a part of, or incorporated by reference into, this prospectus.

EXECUTIVE COMPENSATION

As an emerging growth company under the JOBS Act, we have opted to voluntarily comply with the executive compensation disclosure rules applicable to “smaller reporting companies” as such term is defined in the rules promulgated under the Securities Act, which permit us to limit reporting of executive compensation to our principal executive officer and our two other most highly compensated executive officers, which are referred to as our named executive officers, or NEOs. This section provides an overview of our executive compensation program, including a narrative description of the material factors necessary to understand the information disclosed in the summary compensation table below. For 2024, our NEOs were:

●	Mark D. Mordell, President and Chief Executive Officer;

●	Patrick Oakes, Executive Vice President and Chief Financial Officer; and

●	Gina Thoma-Peterson, Executive Vice President and Chief Operating Officer.

2024 Summary Compensation Table

Summary Compensation Table. The following table sets forth information concerning the compensation of Mark D. Mordell, our principal executive officer, and the other two most highly compensated executive officers during the fiscal year ended December 31, 2024. Each individual listed in the table below is a named executive officer.

Name and Principal Position	Year	Salary ($)	Cash Bonus ($)	Stock Equity Awards under Incentive Plan ($)(1)	All Other Compensation ($)(2)	Total Compensation ($)
Mark D. Mordell	2024	$525,000	$376,240	$1,179,493	$70,694	$2,151,427
Chairman and Chief Executive Officer

Gina Thoma-Peterson	2024	$325,500	$159,045	$91,640	$21,984	$598,169
Executive Vice President and Chief Operating Officer

Patrick T. Oakes	2024	$357,000	$174,440	$100,217	$35,835	$667,492
Executive Vice President and Chief Financial Officer

(1)	The amounts reported here do not reflect the actual economic value realized by each named executive officer. In accordance with SEC rules, stock awards represent the grant date fair value of the awards, calculated in accordance with Accounting Standards Update 2018-07, “Compensation—Stock Compensation (Topic 718).” For additional information, see Note 1 in our consolidated financial statements for the years ended December 31, 2024 and December 31, 2023 included elsewhere in this prospectus. The assumptions used in calculating the grant date fair value of the stock awards reported in this table are set forth in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates.”
(2)	The amounts in this column include the following elements of compensation:

Name	Year	401(k) Match ($)	Company Paid Insurance ($)	Country Club Dues ($)	Medical Benefit Reimbursement ($)	Company Car ($)	Total ($)
Mark D. Mordell	2024	$10,300	$19,818	$18,020	$8,312	$14,244	$70,694
Gina Thoma-Peterson	2024	$9,283	$12,701	-	-	-	$21,984
Patrick T. Oakes	2024	$10,300	$25,535	-	-	-	$35,835

Narrative Discussion of Summary Compensation Table

We have compensated our named executive officers through a combination of base salary, cash bonuses, restricted stock awards and other benefits including perquisites.

Base Salaries. The annual base salaries for Mr. Mordell, Mr. Oakes and Ms. Thoma-Peterson are currently set at $525,000, $365,925, and $333,638, respectively. Our Compensation Committee meets annually to review and set the base salaries for all of our executive officers for the upcoming fiscal year, taking into account market pay practices, cost of living increases and individual performance.

Bonuses. Our named executive officers are eligible to receive an annual bonus equal to a specified percentage of his or her base salary, up to a specified maximum. Individual and corporate performance goals and objectives (net income, loan growth, deposit growth and credit quality), as well as individual target bonus amounts, for each of our named executive officer are established in advance by our Compensation Committee. Once the final bonus is determined, bonus amounts are paid in the form of 75% cash and 25% restricted stock awards with a three year annual vesting schedule.

Stock Awards. Each named executive officer is eligible to receive awards of shares of our common stock under our 2022 Equity Compensation Plan. Generally, any bonus stock award vests annually in equal installments over three years, provided the executive officer remains employed with us continuously as of the applicable vesting date. In addition, executives may receive annual retention awards which vest on the third (3rd) anniversary from date of grant provided the executive officer remains employed with us continuously as of the applicable vesting date. On June 19, 2024, we provided a restricted stock grant of 53,763 shares of common stock to Mr. Mordell. This restricted stock grant will vest in full provided that both (i) Mr. Mordell has not been terminated by the Company for cause or voluntarily resigned prior to the third (3rd) anniversary year of the grant date (the “Timing Condition”) and (ii) Mr. Mordell has successfully executed a CEO succession plan, which includes, without limitation (a) identification of successor CEO candidates; (b) vetting of potential CEO candidates; (c) negotiation and preparation of a CEO compensation package and (d) employment of a successor CEO (the “Performance Condition”). The Performance Condition may be waived by the Board of Directors in its sole discretion. If Mr. Mordell’s employment terminates due to death or disability following the grant date, he will have been deemed to satisfy all of the vesting conditions of this restricted stock grant. This restricted stock grant expires on June 20, 2031, whereupon Mr. Mordell will forfeit the restricted stock award if he has not satisfied the Performance Condition.

401(k) Plan. Our 401(k) Plan, is designed to provide retirement benefits to all eligible employees. Our 401(k) Plan provides employees with the opportunity to save for retirement on a tax-favored basis. Our named executive officers, all of whom were eligible to participate in the 401(k) Plan in 2024, may elect to participate in the 401(k) Plan on the same basis as all other employees. The Company provides matching contributions of 50% on each employee’s contributions of up to 6% of the respective employee’s base salary. An employee must contribute to the 401(k) Plan to receive matching contributions and distributions from the 401(k) Plan are not permitted before age 59 1/2 except in the event of death, termination of employment or proven financial hardship.

Health and Welfare Benefits. Our named executive officers are eligible to participate in the same benefit plans designed for all of our eligible full-time and part-time employees, including medical, dental, vision, disability and basic group life insurance coverage.

Perquisites. We provide our named executive officers with a limited number of perquisites that we believe are reasonable and consistent with our overall compensation program to better enable us to attract and retain superior employees for key positions. Our Compensation Committee periodically reviews the levels of perquisites and other personal benefits provided to the named executive officers. Currently, we provided the reimbursement of certain medical benefits, the use of automobiles and limited payment for country club membership to our CEO, Mr. Mordell.

Employment Agreements and Change in Control Agreements

The following provides a more detailed description of the employment agreements and change in control agreements with each of our named executive officers.

Mark D. Mordell – Chairman of the Board, President and Chief Executive Officer

The Company and the Bank employ Mark D. Mordell as its Chief Executive Officer. He receives a base salary, an annual bonus payable at the discretion of the Board of Directors, and participation rights in the Bank and the Company’s cash and equity incentive plans. He also receives an auto allowance of $14,244 per year. Mr. Mordell’s current base salary is $525,000. Mr. Mordell receives coverage under the Bank’s group medical, dental, life and disability insurance and other benefits paid or provided by the Bank to its employees generally. Mr. Mordell’s employment with the Bank may be terminated at any time, with or without cause.

In the event Mr. Mordell’s employment is terminated without “cause” (and except as described below in connection with a change in control), and subject to execution of a separation and release agreement, Mr. Mordell is entitled to receive a lump-sum cash severance payment equal to 150% of the sum of (x) Mr. Mordell’s annual base salary as then in effect and (y) the “target” bonus payable to Mr. Mordell in the year of his termination, plus an amount equal to eighteen (18x) times the monthly cost for continuation of health benefits under COBRA. In addition, Mr. Mordell is entitled to the same severance payment in the event his status as Chairman of the Board of the Company or the Bank is terminated by the Company or if he voluntarily resigns. Such severance payment is to be paid to Mr. Mordell within sixty (60) days of cessation of such status. The severance payment payable to Mr. Mordell may only be paid once. He is not entitled to two separate severance payments if he is terminated as both Chief Executive Officer and Chairman of the Board of the Company.

Pursuant to a Second Amended and Restated Change in Control Agreement Mr. Mordell entered into with the Company and the Bank effective on March 18, 2025, in the event Mr. Mordell is terminated without “cause” or Mr. Mordell resigns for “good reason” (each as defined in his Change in Control Agreement) within twelve (12) months prior to a change in control or within the eighteen (18) month period following a change in control, in addition to his accrued compensation, benefits and expenses, and subject to execution of a separation and release agreement, in lieu of the severance payment payable pursuant to Mr. Mordell’s employment agreement described above, he is entitled to receive the following additional compensation: (i) a lump sum cash payment equal to two and one half times (2.5x) the sum of (x) his annual base salary in effect as of the date of termination; and (y) the current “target” annual incentive bonus payable to Mr. Mordell; (ii) immediate vesting of any equity compensation and/or long-term cash incentive awards that are unvested as of the change in control date (with the exception of that certain grant of restricted stock for 53,763 shares of the Company’s common stock made as of June 19, 2024), and (iii) reimbursement of any COBRA payments made by Mr. Mordell for continuation of health care coverage during the eighteen (18) month period following the date of termination.

Patrick Oakes - Executive Vice President and Chief Financial Officer

The Company and the Bank employ Patrick Oakes as its Executive Vice President and Chief Financial Officer. Mr. Oakes receives a base salary, an annual bonus payable at the discretion of the Board of Directors, and participation rights in the Bank and Company’s cash and equity incentive plans. Mr. Oakes’ current base salary is $365,925. Mr. Oakes also receives coverage under the Bank’s group medical, dental, life and disability insurance. He also receives other benefits paid or provided by the Bank to its employees generally.

Mr. Oakes’ employment may be terminated at any time, with or without cause. In the event Mr. Oakes’ employment with the Bank is terminated without cause (and except as described below in connection with a change in control), subject to execution of a separation and release agreement, Mr. Oakes is entitled to receive a cash severance payment equal to fifty percent (50%) of his annual base salary as then in effect and six times (6x) the monthly cost for continuation of health benefits under COBRA. Such severance payment is to be paid to Mr. Oakes within sixty (60) days of the termination date.

Pursuant to a Change in Control Agreement Mr. Oakes entered into with the Company and the Bank on March 30, 2023, in the event Mr. Oakes is terminated by the Bank for any reason other than for “cause,” dies or becomes disabled or resigns for “good reason,” (each as defined in his Change in Control Agreement) in each case within eighteen (18) months following a change in control, in addition to his accrued compensation, benefits and expenses, and subject to execution of a separation and release agreement, Mr. Oakes is entitled to receive the following additional compensation: (i) a lump sum cash payment equal to two times (2x) the sum of (x) his annual base salary in effect as of the date of termination; and (y) the current “target” annual incentive bonus payable to Mr. Oakes; (ii) immediate vesting of any equity compensation and/or long-term cash incentive awards that are unvested as of the change in control date and (iii) reimbursement of any COBRA payments made by Mr. Oakes for continuation of health care coverage during the eighteen (18) month period following the date of termination.

Gina Thoma-Peterson - Executive Vice President and Chief Operating Officer

The Company and the Bank employ Gina Thoma-Peterson as its Executive Vice President and Chief Operating Officer. Ms. Thoma-Peterson receives a base salary, an annual bonus payable at the discretion of the Board of Directors, and participation rights in the Bank and Company’s cash and equity incentive plans. Ms. Thoma-Peterson’s current base salary is $333,638. Ms. Thoma-Peterson receives coverage under the Bank’s group medical, dental, life and disability insurance and also receives other benefits paid or provided by the Bank to its employees generally.

Ms. Thoma-Peterson’s employment with the Bank may be terminated at any time, with or without cause. In the event Ms. Thoma-Peterson’s employment with the Bank is terminated without cause (and except as described below in connection with a change in control), subject to execution of a separation and release agreement, Ms. Thoma-Peterson is entitled to receive a cash severance payment equal to fifty percent (50%) of her annual base salary as then in effect and six times (6x) the monthly cost for continuation of health benefits under COBRA. Such severance payment is to be paid to Ms. Thoma-Peterson within sixty (60) days of the termination date.

Pursuant to a Change in Control Agreement Ms. Thoma-Peterson entered into with the Company and the Bank on March 30, 2023, in the event Ms. Thoma-Peterson is terminated by the Bank for any reason other than for “cause,” dies or becomes disabled or resigns for “good reason” (each as defined in her Change in Control Agreement) in each case within eighteen (18) months following a change in control, in addition to her accrued compensation, benefits and expenses, and subject to execution of a separation and release agreement, Ms. Thoma-Peterson is entitled to receive the following additional compensation: (i) a lump sum cash payment equal to two times (2x) the sum of (x) her annual base salary in effect as of the date of termination; and (y) the current “target” annual incentive bonus payable to Ms. Thoma-Peterson; (ii) immediate vesting of any equity compensation and/or long-term cash incentive awards that are unvested as of the change in control date and (iii) reimbursement of any COBRA payments made by Ms. Thoma-Peterson for continuation of health care coverage during the eighteen (18) month period following the date of termination.

Outstanding Equity Awards as of December 31, 2024

The following table provides information regarding outstanding restricted stock awards held by our named executive officers as of December 31, 2024. There are no outstanding stock options held by any of our named executive officers as of December 31, 2024.

	Stock Awards
Name	Number of shares or units of stock that have not vested (#)(1)	Market value of shares or units of stock that have not vested ($)(2)	Equity incentive plan awards: Number of unearned shares, units or other rights that have not vested (#)	Equity incentive plan awards: Market or payout value of unearned shares, units or other rights that have not vested ($)(2)
Mark D. Mordell	7,090	$154,562			(5)
	3,400	$74,120			(6)
	4,714	$102,765			(7)
	3,610	$78,698			(8)
	5,330	$116,194			(9)
			53,763	$1,172,033	(3)
	3,590	$78,262			(10)

Patrick Oakes	14,500	$316,100			(4)
	2,315	$50,467			(6)
	2,087	$45,496			(7)
	2,460	$53,628			(8)
	2,470	$53,846			(9)

Gina Thoma-Peterson	2,440	$53,192			(10)
	1,650	$35,970			(5)
	2,110	$45,998			(6)
	1,900	$41,420			(7)
	2,240	$48,832			(8)
	2,260	$49,268			(9)
	2,230	$48,614			(10)

(1)	Except where otherwise indicated, shares granted will vest on the third (3rd) year from date of grant provided the named executive officer remains employed with us as of the applicable vesting date.
(2)	The market value for our common stock is based on the last sales price of our common stock on December 31, 2024 on the OTC Pink Market which was $21.80 per share.
(3)	53,763 shares of restricted common stock were granted to Mr. Mordell in June 2024. Such grants are not earned and will not vest until the satisfaction of both of the following conditions (i) continuous service through the third-year anniversary of the grant date and (ii) the successful execution of a CEO succession plan, including, without limitation, (a) identification of CEO candidates; (b) interview of potential CEO replacements; (c) negotiation and preparation of a CEO compensation package and (d) employment of a successor CEO. Such grant will expire on June 20, 2031 if the two conditions are not satisfied except that the board of directors may determine the satisfaction of the CEO succession condition as described under (ii). In the event of Mr. Mordell’s termination of employment due to death or disability, all of the foregoing shares shall vest immediately in full.
(4)	Granted to Mr. Oakes upon his start of employment with the Company and the Bank and will vest on March 15, 2025.
(5)	Granted pursuant to the 2022 Equity Incentive Plan and vested on February 17, 2025.
(6)	Granted pursuant to the 2022 Equity Incentive Plan and will vest on September 20, 2025.
(7)	Granted pursuant to the 2022 Equity Incentive Plan and will vest on February 24, 2026.
(8)	Granted pursuant to the 2022 Equity Incentive Plan and will vest on October 2, 2026.
(9)	Granted pursuant to the 2022 Equity Incentive Plan and will vest on February 23, 2027.
(10)	Granted pursuant to the 2022 Equity Incentive Plan and will vest on November 19, 2027.

2022 Equity Incentive Plan

In March 2022 and May 2022, respectively, our board of directors and our shareholders approved our 2022 Equity Incentive Plan, as amended (the “2022 Equity Plan”). In March 2025 and May 2025, respectively, our board of directors and our shareholders approved an amendment to increase the number of shares available for grant under the 2022 Equity Plan. The 2022 Equity Plan currently reserves an aggregate of 1,100,000 shares of our common stock of which, as of the date of this prospectus, 610,425 shares remain available for grant. The 2022 Equity Plan does not contain an “evergreen” provision pursuant to which shares authorized for issuance may be automatically replenished.

The 2022 Equity Plan provides for the grant of stock options; stock appreciation rights, or SARs; performance awards; restricted stock; restricted stock units, or RSUs; and other stock-based awards that the Compensation Committee determines are consistent with the purpose of the 2022 Equity Plan and the interests of the Company. Awards may be granted to our executives and other key employees, directors, and other service providers, and are designed to align the interests of the 2022 Equity Plan’s participants with the interests of our shareholders. The following summary of the 2022 Equity Plan does not purport to be complete and is qualified in its entirety by reference to the full text of the 2022 Equity Plan which is included as an exhibit to the Registration Statement of which this prospectus is a part.

Administration. The 2022 Equity Plan is administered by our Board of Directors and our Personnel and Compensation Committee (the “Compensation Committee”), which is comprised of independent directors, subject to its right to delegate certain authority. Among other powers, the Compensation Committee has the authority to grant awards; determine eligible participants; determine the types of awards to be granted to each participant and designate the number of shares and all terms and conditions of the awards; establish, adopt or revise any rules and policies as it may deem advisable to administer the 2022 Equity Plan; and make all other decisions and determinations that may be required under the 2022 Equity Plan.

Types of Awards. The 2022 Equity Plan provides the Compensation Committee with the authority to grant a variety of types of equity awards, which include incentive stock options, nonstatutory stock options, stock appreciation rights (SARs), restricted stock, restricted stock units (RSUs), performance shares, performance units and other stock-based awards, briefly summarized as follows:

●	Restricted Stock and Restricted Stock Units. Restricted stock awards are shares of our Common Stock that vest in accordance with terms and conditions established by the Compensation Committee. Restricted stock units provide for the issuance of shares of our Common Stock at a later date or event or immediately upon vesting in accordance with terms and conditions established by the Compensation Committee. Shares of restricted stock and RSUs that do not satisfy vesting conditions are subject to forfeiture. In either case, the vesting conditions may be based on continued employment (or other service) with us and our affiliates and/or achievement of performance goals. Unless otherwise provided in the applicable award agreement, a participant granted restricted stock will have the rights of a shareholder for the Common Stock subject to restrictions, including voting and dividend rights (provided that such dividends will be paid only upon vesting of the shares), but not the right to sell or transfer the shares. A participant granted RSUs does not have shareholder rights until shares are issued, if at all, but may be granted dividend equivalent rights with respect to shares that vest and ultimately are issued prior to issuance of shares.

●	Incentive Stock Options or Nonstatutory Stock Options. Options entitle the participant to purchase shares of our Common Stock over time for an exercise price fixed on the date of the grant. The exercise price may not be less than 100% of the fair market value of our Common Stock on the date of the grant. The exercise price may be paid in cash, by the transfer of shares of our Common Stock meeting certain criteria, by the sale through a broker of a portion of the shares acquired upon exercise, by applying the value of a portion of the shares acquired upon exercise and issuing only the net balance of the shares, or by a combination of these methods. A participant has no rights as a shareholder with respect to any shares covered by an option until the option vests and is exercised by the participant and shares are issued by us. There is no limit on the number of incentive stock options that may be granted from the shares reserved for Awards under the Plan.

●	Stock Appreciation Rights. SARs entitle the participant to receive the appreciation in the fair market value of our Common Stock between the date of grant and the exercise date either in cash or in the form of shares of our Common Stock. For cash-settled SARs, the participant will have no rights as a shareholder. For stock-settled SARs, the participant will have no rights as a shareholder with respect to any shares covered by the SAR until the award vests and is exercised by the participant and we issue the shares.

●	Performance Shares and Performance Units. A performance share is a hypothetical share with an initial value equal to the fair market value of a share of Common Stock as of the date of grant which entitles the recipient to a payout equal to the value of the number of performance shares earned by the recipient over a specified performance period, determined by the extent to which the recipient or the Company achieves certain performance goals. A performance unit is a unit of value with an initial value as of the date of grant established by the Compensation Committee that entitles the recipient to a payout equal to the value of the number of performance units earned by the recipient over a specified performance period, determined by the extent to which the recipient achieves certain performance goals. The Compensation Committee at its discretion determines the number and value of performance shares or performance units granted to a participant, term of the performance period, applicable performance goals, any applicable purchase rights, rights to dividend equivalents during the performance period, form of payment, and other terms and conditions, including any holding requirements on the shares received pursuant to such Award.

●	Other Stock-Based Awards. Other stock-based awards permitted under the 2022 Equity Plan include awards that may be settled in cash or in shares of our Common Stock and are valued in whole or in part by reference to shares of our Common Stock.

Eligibility. All of our employees (including officers), directors and consultants are eligible to participate in the 2022 Equity Plan. All participants may receive all types of awards under the 2022 Equity Plan, except that incentive stock options may be granted only to employees (including officers and directors who are also employees). The Compensation Committee determines which persons eligible to participate will receive awards and the terms of their individual awards.

Maximum Shares Reserved. The maximum number of shares of our Common Stock available for issuance under the 2022 Equity Plan is 1,100,000 shares. This is also the maximum number of shares that may be issued pursuant to incentive stock options under the 2022 Equity Plan. On March 18, 2025 and May 20, 2025, respectively, our Board and our shareholders approved an amendment to increase the authorized shares of common stock available for issuance under the 2022 Equity Plan to 1,100,000. As of the date of this prospectus, 610,425 shares remain available for issuance under the 2022 Equity Plan.

The following additional rules apply for counting shares against the maximum share limit under the 2022 Equity Plan:

●	Shares of stock underlying any awards that are forfeited, canceled or otherwise terminated (other than by exercise) and shares that are forfeited or repurchased by the Company for an amount not greater than the participant’s exercise or purchase price will be added back to the shares of stock available for issuance under the 2022 Equity Plan.

●	Shares tendered or held back upon exercise of an option or settlement of a stock appreciation right to cover the exercise price or tax withholding will count against the limit and will not be available for future issuance under the 2022 Equity Plan.

●	Shares tendered or held back upon the vesting or settlement of any restricted stock, RSUs, performance shares and other full value stock-based awards to cover tax withholding will not be added back to the shares available for grant under the 2022 Equity Plan.

●	Upon exercise of stock appreciation rights, the gross number of shares exercised will be deducted from the total number of shares remaining available for issuance under the 2022 Equity Plan.

●	Upon exercise of any award settled in cash, the number of shares upon which the cash payment is based will be deducted from the total number of shares remaining available for issuance under the 2022 Equity Plan.

Non-Employee Director Compensation Limit. In order to provide a meaningful and specific limit on the compensation that may be provided to non-employee directors under the 2022 Equity Plan, the maximum aggregate value of awards granted under the 2022 Equity Plan and cash compensation payable to any non-employee director in any one calendar year may not exceed $150,000 (other than for extraordinary services), as determined for our financial accounting purposes as of the date of grant.

Terms of Awards. The Compensation Committee will determine the types of awards to be granted from among those provided under the 2022 Equity Plan and the terms of such awards, including the number of shares of our Common Stock or other securities underlying the awards; restrictions and vesting requirements, which may be time-based vesting or vesting upon satisfaction of performance goals and/or other conditions; the exercise price for options and SARs, which may not be less than 100% of the fair market value of a share on the grant date; and, where applicable, the expiration date of awards, which for options and SARs may not be more than 10 years after the grant date.

Performance-Based Awards. Vesting and/or exercise of awards under the 2022 Equity Plan may be made subject to the satisfaction of financial criteria or other objective performance measures, which are to be determined by the Compensation Committee at the time of grant of an award. As established by the Compensation Committee, these performance criteria may be measured either in absolute terms or compared to results of a peer group and may be measured at a business unit level or other Company-specific basis specified by the Compensation Committee. Achievement of any such performance goal shall be measured over performance periods determined by the Compensation Committee.

No Repricing. Without the prior approval of our shareholders, options and SARs granted under the 2022 Equity Plan may not be repriced, replaced, regranted or amended to reduce the exercise price, and any options and SARs with exercise prices greater than current fair market value may not be canceled in exchange for cash or any other award under the 2022 Equity Plan.

Transferability of Awards. Awards under the 2022 Equity Plan generally are not transferable by the participant other than by will or the laws of descent and distribution and are generally exercisable, during the participant’s lifetime, only by the participant. Any amounts payable or shares issuable pursuant to an award generally will be paid only to the participant or the participant’s estate or legal representative or guardian. However, an award other than incentive stock options may be transferred to a revocable trust for the benefit of the participant.

Adjustments and Substitute Awards. The share limits and the number and kind of shares available under the 2022 Equity Plan, and the shares subject to any outstanding awards, as well as the exercise or purchase prices of such awards, are subject to adjustment in the event of certain reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, spin-off, combination or other similar change in our capital stock or the number or kind of shares outstanding.

In the event we acquire another entity, the 2022 Equity Plan provides for the issuance of substitute equity awards for existing equity compensation of the acquired company, which do not count against the 2022 Equity Plan’s share limits.

Change in Control. If the Company undergoes a change in control, which includes certain corporate transactions such as a merger, reorganization or consolidation resulting in a change in majority ownership, a sale of substantially all of our assets, or a sale of more than 50% of our stock, then awards outstanding under the 2022 Equity Plan may be assumed, substituted or otherwise continued or may be cashed out or exchanged for other property based upon the fair market value of our Common Stock of the consideration paid per share in the change in control. Awards that are not assumed, substituted, or otherwise continued upon such an event will terminate if not exercised. Vesting and exercisability of awards outstanding upon a change in control may be accelerated if either the participant’s employment is terminated without cause or for good reason or the acquirer fails to assume, continue or substitute for such awards.

Clawback of Awards. Awards granted to an executive officer under the 2022 Equity Plan will be subject to recovery or clawback to the extent that recovery or repayment of the award is required by applicable law, including under circumstances that the financial results used to determine the amount of that award are materially inaccurate. In addition, awards will adhere to applicable laws relating to excessive compensation, golden parachute payment and risk management, and may be subject to regulatory approval.

Amendment and Termination. The Board or the Compensation Committee may amend or terminate the 2022 Equity Plan at any time, provided that any such amendment or termination may not adversely affect any awards then outstanding without the participant’s consent. Shareholder approval is required for any amendment that would increase the number of shares of Common Stock available for awards under the 2022 Equity Plan, that would alter or delete the shareholder approval requirement for repricing options and SARs, and for which shareholder approval is required by any applicable law, regulation or stock exchange rule. Unless terminated earlier by the Board, the Plan will terminate on March 15, 2032.

2013 Equity Incentive Plan

Our Board of Directors and shareholders approved our 2013 Equity Incentive Plan in 2013 and approved the amendment and restatement of the 2013 Equity Incentive Plan in 2018 (the “2013 Equity Plan”). The 2013 Equity Plan is administered by our Compensation Committee. There are no unvested shares outstanding under our 2013 Equity Plan. In addition, pursuant to terms of the 2022 Equity Plan, after receiving the stockholders approval of the 2022 Equity Plan, no further grants may be made pursuant to our 2013 Equity Plan.

Awards previously granted to an executive officer of the Company under the 2013 Equity Plan are subject to recovery or clawback to the extent that recovery or repayment of the award is required by applicable law, including under circumstances that the financial results used to determine the amount of that award are materially inaccurate. In addition, awards must adhere to applicable laws relating to excessive compensation, golden parachute payment and risk management, and may be subject to regulatory approval.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table provides information as of December 31, 2024 regarding securities issued and remaining to be issued under our equity compensation plans that were in effect during the year 2024.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)(1)	Weighted- Average Exercise Price of Outstanding Options, Warrants and Rights ($/per share) (b)(2)	Number of Securities Remaining Available under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity compensation plans approved by security holders	-	-	177,273
Equity compensation plans not approved by security holders	-	-	-
Total	-	-	177,273

(1)	Amount which may be issued does not include 451,095 shares of unvested time-based restricted stock awards.
(2)	Reflects the weighted average exercise price of outstanding options (none); excludes restricted stock.

Clawback Policy

Our board of directors has adopted an incentive compensation clawback policy that may be applied in the event of a material financial restatement that complies with the listing standards of Nasdaq. The clawback policy, which is effective upon the completion of this initial public offering, covers current and former executive officers and includes all incentive compensation. Specifically, in the event of an accounting restatement, the Company must recover, reasonably promptly, any excess incentive compensation received during the three completed fiscal years immediately preceding the date on which the Company is required to prepare an accounting restatement. Compensation that may be recoverable under the policy includes cash or equity-based compensation for which the grant, payment or vesting is or was based wholly or in part on the attainment of a financial reporting measure. The amount to be recovered will be the excess of the incentive compensation paid based on the erroneous data over the incentive compensation that would have been paid had it been based on the restated results.

Limitation of Liability and Indemnification

Our articles of incorporation eliminate the liability of our directors for monetary damages to the fullest extent permissible under California law, which provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for any of the following:

●	acts or omissions that involve intentional misconduct or a knowing and culpable violation of law;

●	acts or omissions that a director believes to be contrary to the best interests of the corporation or its shareholders or that involve the absence of good faith on the part of the director;

●	any transaction from which a director derived an improper personal benefit;

●	acts or omissions that show a reckless disregard for the director’s duty to the corporation or its shareholders in circumstances in which the director was aware, or should have been aware, in the ordinary course of performing a director’s duties, of a risk of serious injury to the corporation or its shareholders;

●	acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director’s duty to the corporation or its shareholders; and

●	interested party transactions that violate Section 310 of the California Corporations Code (the “CCC”), loan guaranties contrary to Section 315 of the CCC, or unlawful payments of dividends, distributions or distributions of assets to shareholders after institution of dissolution proceedings of the Bank that violate Section 316 of the CCC.

In addition, our articles of incorporation authorize us to provide indemnification to directors, officers, employees or other agents through bylaw provisions, agreements with agent, vote of shareholders or disinterested directors or otherwise to the fullest extent permitted by law.

Our amended and restated bylaws provide that we shall indemnify directors, officers and employees. Our amended and restated bylaws further provide that we may advance expenses incurred by or on behalf of a director or officer in defending any proceeding for which indemnification is required or permitted before the final disposition of the proceeding, subject to limited exceptions.

We have entered into indemnification agreements with each of our directors and executive officers to provide indemnification to the maximum extent permitted by the CCC and to advance expenses in such instances subject to the requirement to reimburse us for such expenses if such director or executive officer is found liable.

We are prohibited from providing indemnification if federal banking law prohibits such payment, including but not limited to Section 1828(k) of the Federal Deposit Insurance Act.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors and officers or for persons controlling us under any of the foregoing provisions, in the opinion of the SEC, that indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. Finally, our ability to provide indemnification to our directors and officers is limited by federal banking laws and regulations, including, but not limited to, section 18(k) of the FDI Act and implementing regulations of the FDIC.

Rule 10b5-1 Sales Plans

Our directors and officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell shares of our common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades under parameters established by the director or officer when entering into the plan, without further direction from them. The director or officer may amend a Rule 10b5-1 plan in some circumstances and may terminate a plan at any time. Our directors and executive officers may also buy or sell additional shares outside of a Rule 10b5-1 plan when they do not possess material nonpublic information, subject to compliance with the terms of our insider trading policy.

Director Compensation

The following table sets forth information regarding compensation paid, earned or awarded to each of the directors of the Company, other than Mr. Mordell, during the year ended December 31, 2024 for service as members of our boards of directors and committees. Ms. Linda Morris joined our Board of Directors in June 2025 and did not receive any compensation for service in 2024 and therefore is not reported in the table below. The table also includes compensation attributable to the director’s service with the Bank.

	Fees Earned
Name	Cash	Restricted Stock Awards(4)	All Other Compensation	Total
Kristofer W. Biorn	$42,504	$28,365	$-	$70,869
James F. Deutsch(1)	41,459	28,365	-	69,824
Henchy R. Enden(2)	3,333	-	-	3,333
Diane J. Flynn	37,500	28,365	-	65,865
Lisa B. Hendrickson	45,000	28,365	-	73,365
Bryan C. Polster	52,500	28,365	-	80,865
Michael F. Rosinus	42,504	28,365	-	70,869
Robert H. Scott(3)	14,168	-	283,258	297,426
Marc Verissimo	45,000	28,365	-	73,365

(1)	The cash compensation for Mr. Deutsch was paid directly to Mr. Deutsch’s employer, Patriot Financial Advisors L.P.
(2)	Ms. Henchy Enden resigned from our Board of Directors effective January 16, 2024.
(3)	The amounts reported above to Robert H. Scott include the compensation paid to him as an employee of the Bank. Mr. Scott was compensated $14,168 in cash for serving as an independent director from January 2024 to April 30, 2024. On April 30, 2024, the Bank employed Mr. Scott as the Managing Director of Strategic Relationships and since then Mr. Scott no longer receives any compensation for serving on the board of directors. As our Managing Director of Strategic Relationships, Mr. Scott receives a periodically adjusted base salary (currently set at $250,000 per year), an annual bonus payable at the discretion of the Board of Directors, and participation rights in the Bank and Company’s cash and equity incentive plans, as the case may be. Mr. Scott receives coverage under the Bank’s medical, dental, life and disability insurance and also receives other benefits paid or provided by the Company to its employees generally. Mr. Scott’s employment with the Bank and the Company may be terminated at any time, with or without cause. As our Managing Director of Strategic Relationships, in 2024 Mr. Scott received total compensation and employee benefits of $283,258 as reported in the “All Other Compensation” column in the table above, which includes $167,628 pro rated base salary, $5,000 for 401(k) plan match, $25,535 for Company paid insurance coverage and $85,095 worth of restricted stock awards.
(4)	The amounts reported here do not reflect the actual economic value realized by each director. In accordance with SEC rules, stock awards represent the grant date fair value of the awards, calculated in accordance with Accounting Standards Update 2018-07, “Compensation—Stock Compensation (Topic 718).” For additional information, see Note 1 in our consolidated financial statements for the years ended December 31, 2024 and December 31, 2023 included elsewhere in this prospectus. The assumptions used in calculating the grant date fair value of the stock awards reported in this table are set forth in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates.” The shares of restricted common stock reported here were granted to the respective directors in 2024 and are unvested as of December 31, 2024. Each of the directors held the following number of unvested shares of restricted stock at December 31, 2024: Messrs. Biorn, Deutsch, Polster, Rosinus, and Verissimo and Mss. Flynn and Henderickson each held 1,500 shares of restricted common stock; Ms. Enden held 500 shares of restricted common stock and Mr. Scott held 4,500 shares of restricted common stock for serving as the Managing Director of Strategic Relationships as reported in the “All Other Compensation” column in the table above.

For the year ended December 31, 2024, each of our directors were generally entitled to an annual cash retainer of $35,000 plus an additional $2,500 for each committee appointment. The committee chairs earned an additional $2,500 and our lead director received an additional $5,000. We compensated our directors on a monthly basis and the payments were rounded up to the nearest whole dollar value. In addition, our directors are eligible to receive equity-based compensation awards. We also offer reimbursements to our directors for their reasonable out-of-pocket expenses, including travel and lodging, incurred in attending meetings of our board of directors and committees thereof.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following is a description of each transaction since January 1, 2022 in which:

●	we have been or are to be a participant;

●	the amount involved exceeds or will exceed $120,000; and

●	any of our directors, executive officers or beneficial holders of greater than 5% of our capital stock, or any immediate family member of or person sharing the household with any of these individuals (other than tenants or employees), had or will have a direct or indirect material interest.

Ordinary Banking Relationships

Certain of our officers, directors and principal shareholders, as well as their immediate family members and affiliates, may be customers of, or have or have had transactions with, the Bank, us or our affiliates in the ordinary course of business. These transactions include deposits, loans and other financial services related transactions. Related party transactions are made in the ordinary course of business, on substantially the same terms, including interest rates and collateral (where applicable), as those prevailing at the time for comparable transactions with persons not related to us, and do not involve more than normal risk of collectability or present other features unfavorable to us. Undisbursed commitments to directors and officers totaled about $5,000 in the year of 2024 and there was no director or executive officer indebtedness to the Bank or the Company as of the date of this prospectus.

Directed Share Program

At our request, the underwriters have reserved up to 5% of our common stock offered by this prospectus for sale, at the initial public offering price, to our directors, officers, principal shareholders, employees, business associates, and related persons who have expressed an interest in purchasing our common stock in this offering. We will offer these shares to the extent permitted under applicable regulations in the United States through a directed share program. See the section entitled “Underwriting—Directed Share Program.”

Private Placement

Certain of our existing shareholders, and current and former directors and executive officers purchased shares of our common stock in a private placement which was completed on May 11, 2022 (the “May 2022 private placement”) at a purchase price of $22.50 per common share. The following table summarizes purchases by certain of our related parties in connection with this May 2022 private placement.

Shareholder:	Number of Shares	Total Purchase Price
AllianceBernstein L.P. and affiliated entities (1)	266,667	$6,000,007
Endeavour Capital Advisors Inc. and affiliated entities (2)	133,334	$3,000,015
Patriot Financial Partners IV, L.P. and affiliated entities (3)	288,888	$6,499,980
Mark D. Mordell (4)	11,111	$249,997
Gina T. Thoma-Peterson (5)	2,222	$49,995
Geoffrey E. Butner (6)	2,000	$45,000
Patrick T. Oakes (7)	9,000	$202,500
Dorothy K. Hamilton and affiliated entities (8)	4,444	$99,990
Kristofer W. Biorn and affiliated entities (9)	4,500	$101,250
Diane J. Flynn (10)	1,600	$36,000
Lisa B. Hendrickson and affiliated entities (11)	4,400	$99,000
Bryan C. Polster and affiliated entities (12)	35,555	$799,987
Tami Benedict (13)	888	$19,980
Victor DeMarco (14)	889	$20,002
MFP Partners L.P. and affiliated entities (15)	133,334	$3,000,015
Marc J. Verissimo and affiliated entities (16)	2,444	$54,990
1st and Main Growth Partners (17)	177,778	$4,000,005

(1)	Consists of 266,667 shares purchased by AB Financial Services Opportunities Master Fund L.P., Scalloplight + Co. c/o AllianceBernstein L.P., which is a greater than 5% shareholder of the Company.
(2)	Consists of 133,334 shares purchased by Endeavour Regional Bank Opportunities Fund II LP, an affiliate of Endeavour Capital Advisors Inc., which is a greater than 5% shareholder of the Company.
(3)	Consists of 288,888 shares purchased by Patriot Financial Partners IV, L.P. and Patriot Financial Partners Parallel IV, L.P. (collectively, the “Patriot IV Funds”), which is a greater than 5% shareholder of the Company. Such shares may be deemed beneficially owned by Mr. James F. Deutsch, one of the members of our board directors, since he shares voting and investment discretion with respect to such shares of common stock.
(4)	Consists of 11,111 shares purchased by Mr. Mordell, who serves on the board of directors and is the Chairman, President and Chief Executive Officer of the Company and the Bank.
(5)	Consists of 2,222 shares purchased by Ms. Thoma-Peterson, who serves as the Executive Vice President and Chief Operating Officer of the Company and the Bank.
(6)	Consists of 2,000 shares purchased by Mr. Butner who serves as the Executive Vice President and Chief Credit Officer of the Company and the Bank.
(7)	Consists of 9,000 shares purchased by Mr. Oakes, who serves as the Executive Vice President and Chief Financial Officer of the Company and the Bank.
(8)	Consists of 4,444 shares purchased by The Hamilton Family Living Trust, Douglas L. Hamilton & Dorothy K. Hamilton, Trustees. Ms. Hamilton previously served as the Executive Vice President and Chief Banking Officer of the Company and the Bank and retired in December, 2024.
(9)	Consists of 4,500 shares purchased by Crist Biorn Shepherd & Roskoph 401(k) Profit Sharing Plan FBO Kristofer Biorn. Mr. Biorn serves on the board of directors of the Company and the Bank.
(10)	Consists of 1,600 shares purchased by Ms. Flynn, who serves on the board of directors of the Company and the Bank.
(11)	Consists of 4,400 shares purchased by Dana C. Hendrickson & Lisa B. Hendrickson, trustees of the Hendrickson Family Trust U/A 11/17/92. Ms. Lisa Hendrickson serves on the board of directors of the Company and the Bank.
(12)	Consists of 35,555 shares purchased by Bryan Polster & Anne Yamamoto Trustees of the Polster/Yamamoto 2001 Living Trust dated 2/8/2001. Mr. Polster serves on the board of directors of the Company and the Bank.
(13)	Consists of 888 shares purchased by Ms. Benedict, who serves as Executive Vice President, Chief of Staff of the Company and the Bank.
(14)	Consists of 889 shares purchased by Mr. DeMarco, who serves as the Executive Vice President, Head of Advisory Services of the Company and the Bank.
(15)	Consists of 133,334 shares purchased by MFP Partners, LP of which Henchy R. Enden, was the Vice President and Portfolio Manager for MFP Investors LLC. Ms. Enden was a former member of the board of directors of the Company and the Bank.
(16)	Consists of 2,244 shares purchased by the Amended and Restated Verissimo Family 1998 Living Trust of which Mr. Verissimo and his wife are trustees. Mr. Verissimo serves on the board of directors of the Company and the Bank.
(17)	Consists of an aggregate of 177,778 shares purchased by 1st & Main Growth Partners (including shares purchased by its predecessor entities), which is a greater than 5% shareholder of the Company.

Other Transactions

Certain of our executive officers and our directors were granted shares of Avidbank Holdings’ common stock in addition to their standard cash compensation during 2024. For more information, see the section entitled “Executive Compensation.”

Policies and Procedures Regarding Related Party Transactions

Transactions by us or the Bank with related parties are subject to formal written policies that are designed to ensure compliance with regulatory requirements and restrictions. These requirements and restrictions include Sections 23A and 23B of the Federal Reserve Act, which govern certain transactions between the Bank and its affiliates, and Regulation O, which governs certain extensions of credit by the Bank to directors, executive officers, principal shareholders and their related interests. Any related party transactions, other than loans, must be approved by our Audit Committee.

In addition, we have a written policy governing the approval of related party transactions other than the Bank’s policy governing loans to directors, officers and principal shareholders for compliance with Regulation O and the Bank’s policy governing intercompany transactions for compliance with Sections 23A and 23B of the Federal Reserve Act. Related party transactions subject to the policy are referred to the Audit Committee for approval. In determining whether to approve a related party transaction, the Audit Committee will consider, among other factors, the fairness of the proposed transaction, the direct or indirect nature of the related party’s interest in the transaction, the appearance of an improper conflict of interests for any director or executive officer taking into account the size of the transaction and the financial position of the related party, the ongoing nature of the any proposed relationship with the related party and any other factors the Audit Committee deems relevant. Even in situations where a transaction is permissible under the related party transaction policy, the proposed transaction will be separately evaluated by the Company’s Chief Financial Officer and General Counsel to confirm the proposed related party transaction does not compromise the independence of any of the Company’s directors for purposes of applicable bank regulation, securities laws or listing rules of Nasdaq.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information about the beneficial ownership of our common stock as of June 30, 2025 and as adjusted to reflect the completion of the offering, for:

●	each person known to us to be the beneficial owner of greater than 5% of our common stock;

●	each of our directors and named executive officers individually; and

●	all of directors and executive officers as a group.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting of securities, or to dispose or direct the disposition of securities, or has the right to acquire such powers within 60 days of June 30, 2025. For purposes of calculating each person’s percentage ownership, common stock issuable pursuant to equity awards that are exercisable within 60 days of June 30, 2025 are included as outstanding and beneficially owned for that person or group, but are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Except as disclosed in the footnotes to this table and subject to applicable community property laws, we believe that each beneficial owner identified in the table possesses sole voting and investment power over all our common stock shown as beneficially owned by the beneficial owner.

The calculation of percentage of beneficial ownership is based on 7,923,946 shares of common stock outstanding as of June 30, 2025, and includes, with respect to each such shareholder, unvested shares of restricted common stock to which such shareholder has voting rights, and 10,533,946 shares of common stock outstanding after the completion of this offering, assuming no exercise of the underwriters’ option to purchase additional shares of our common stock, and 10,925,446 shares of common stock to be outstanding after the completion of this offering, assuming exercise in full of the underwriters’ option to purchase additional shares of our common stock. The following table does not reflect any shares of our common stock that our directors, officers or principal shareholders may purchase in this offering through the Directed Share Program described in the section entitled “Underwriting.”

Unless otherwise indicated in the table below, the address for each beneficial owner is c/o Avidbank Holdings, Inc., 1732 North First Street, 6th Floor, San Jose, California 95112.

	Prior to the Offering as of June 30, 2025		Immediately Following the Offering
			No Exercise		Full Exercise
	Number of Shares	Percentage(1)	Number of Shares	Percentage	Number of Shares	Percentage
Directors and Named Executive Officers
Mark D. Mordell(2)	225,909	2.85%	225,909	2.14%	225,909	2.07%
Kristofer W. Biorn(3)	61,765	*	61,765	*	61,765
James F. Deutsch(4)	973,918	12.29%	973,918	9.25%	973,918	8.91%
Diane J. Flynn(5)	11,145	*	11,145	*	11,145	*
Lisa B. Hendrickson(6)	46,910	*	46,910	*	46,910	*
Bryan C. Polster(7)	205,408	2.59%	205,408	1.95%	205,408	1.88%
Michael F. Rosinus(8)	211,580	2.67%	211,580	2.01%	211,580	1.94%
Robert H. Scott(9)	13,264	*	13,264	*	13,264	*
Marc Verissimo(10)	13,944	*	13,944	*	13,944	*
Linda R. Morris (11)	1,500	*	1,500	*	1,500	*
Patrick Oakes(12)	32,606	*	32,606	*	32,606	*
Gina Thoma-Peterson(13)	26,636	*	26,636	*	26,636	*

All directors and executive officers of the Company as a group (12 persons total)	1,824,585	23.03%	1,824,585	17.32%	1,824,585	16.70%

Other 5% Shareholders
AllianceBernstein L.P. and affiliated entities(14)	664,709	8.39%	664,709	6.31%	664,709	6.08%
1st & Main Growth Partners and affiliated entities(15)	640,039	8.08%	640,039	6.08%	640,039	5.86%
Endeavour Capital Advisors Inc. and affiliated entities(16)	742,028	9.36%	742,028	7.04%	742,028	6.79%
Fourthstone LLC and affiliated entities(17)	788,880	9.96%	788,880	7.49%	788,880	7.22%
Patriot Financial Partners IV, L.P. and affiliated entities(18)	970,918	12.25%	970,918	9.22%	970,918	8.89%

*	Less than 1%

(1)	Calculated based on 7,923,946 shares outstanding as of June 30, 2025, and includes unvested shares of restricted common stock granted to such shareholder under our equity incentive plans which such shareholder has voting rights and is accordingly considered to beneficially own. Except as otherwise noted below and except for application of community property laws, each person has sole voting and investment power with respect to the shares listed.
(2)	Consists of 150,285 shares of common stock and 75,624 shares of unvested restricted common stock.
(3)	Consists of 60,265 shares of common stock and 1,500 unvested shares of restricted common stock. 25,283 shares of common stock are owned of record by the Crist Biorn Shepherd & Roskoph 401(k) Profit Sharing Plan FBO Kristofer Biorn. Mr. Biorn has sole voting and investment discretion with respect to shares held under the 401(k) plan. 34,982 shares of common stock are owned of record by the Biorn Family Trust. Mr. Biorn and Paige Biorn are trustees of the Biorn Family Trust and may be deemed to have shared voting and investment discretion with respect to such shares of common stock held by the trust.
(4)	Consists of an aggregate of 973,918 shares of common stock (including the 1,500 shares of unvested restricted stock awards granted to Mr. Deutsch) respectively held by Mr. Deutsch and Patriot Financial Partners IV, L.P. and Patriot Financial Partners Parallel IV, L.P. (collectively, the “Patriot IV Funds”) as further described in footnote (18) below. Mr. Deutsch shares voting and investment power of the shares of common stock held by Patriot IV Funds. Mr. Deutsch disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.
(5)	Consists of 9,645 shares of common stock and 1,500 shares of unvested restricted common stock.
(6)	Consists of 45,410 shares of common stock and 1,500 shares of unvested restricted common stock. All common stock is owned of record by The Hendrickson Family Trust U/A 11/17/92. Dana C Hendrickson and Lisa B Hendrickson are trustees of The Hendrickson Family Trust U/A 11/17/92 and may be deemed to have shared voting and investment discretion with respect to shares of common stock held by The Hendrickson Family Trust U/A 11/17/92.
(7)	Consists of 203,908 shares of common stock and 1,500 shares of unvested restricted common stock. 1,300 shares of common stock are owned of record by Ms. Anne Yamamoto, Mr. Polster’s spouse. Mr. Polster may be deemed to have shared voting and investment discretion with respect to such shares. 190,644 shares of common stock are owned of record by the Polster/Yamamoto 2001 Living Trust dated 2/8/2001. Bryan Polster and Anne Yamamoto are trustees of the Polster/Yamamoto 2001 Living Trust dated 2/8/2001 and may be deemed to have shared voting and investment discretion with respect to such shares of common stock held by the Polster/Yamamoto 2001 Living Trust dated 2/8/2001.
(8)	Consists of 1,500 shares of unvested restricted common stock and 210,080 shares of common stock, among which 195,000 shares of common stock are held directly by PTMR Capital Partners LP. In addition, PTMR GP, LLC, TRF Partners LLC and Michael F. Rosinus may be deemed to have beneficial ownership of the shares held by PTMR Capital Partners LP. Mr. Rosinus disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.
(9)	Consists of 8,764 shares of common stock and 4,500 shares of unvested restricted common stock.
(10)	Consists of 12,444 shares of common stock and 1,500 shares of unvested restricted common stock.
(11)	Consists of 1,500 shares of unvested restricted common stock.
(12)	Consists of 20,220 shares of common stock and 12,386 shares of unvested restricted common stock.
(13)	Consists of 15,339 shares of common stock and 11,297 shares of unvested restricted common stock.
(14)	Shares are registered in the name of Scalloplight+Co. All 664,709 shares of common stock are controlled and beneficially owned by AB Financial Services Opportunities Master Fund., L.P. (“AB Fund”), AllianceBernstein L.P., as an investment advisor to AB Fund and Michael Howard, the Chief Investment Officer to AllianceBernstein L.P. AB Fund, AllianceBernstein L.P. and Mr. Howard may be deemed to have shared voting and investment discretion with respect to the shares. Mr. Howard disclaims beneficial ownership of such shares except to the extent of their pecuniary interest therein. The address for AllianceBernstein L.P. is 501 Commerce Street, Nashville, TN 37203.

(15)	280,920 shares of common stock are registered in the name of Banc Fund IX L.P. (“BF IX”) and 359,119 shares of common stock are registered in the name of Banc Fund X L.P. (“BF X”). The general partner of BF IX is MidBan IX L.P. (“MidBan IX”). The general partner of BF X is MidBan X L.P. (“MidBan X”). The general partner of MidBan IX and MidBan X is The Banc Funds Company, L.L.C., (“TBFC”), which is a 1st & Main Growth Partners Company. TBFC is an Illinois company whose principal shareholder is Charles J. Moore. Mr. Moore has been the manager of BF IX and BF X, since their respective inceptions. As such, MidBan IX, MidBan X, TBFC and Mr. Moore may be deemed to have shared voting and investment discretion with respect to shares of common stock held by BF IX and BF X, respectively. Mr. Moore disclaims beneficial ownership of such shares except to the extent of their pecuniary interest therein. The address for 1st & Main Growth Partners Company is 150 S. Wacker Drive, Suite 2725, Chicago, IL 60606-3105.
(16)	292,792 shares of common stock are registered in the name of Endeavour Capital Private Investments I LP (“Endeavour Investment”) and 449,236 shares of common stock are registered in the name of Endeavour Regional Bank Opportunities Fund II LP (“Endeavour Regional Bank”). All 742,028 shares of common stock are controlled and beneficially owned by Endeavour Capital Advisors Inc., the investment adviser to Endeavour Investment and Endeavour Regional Bank, and Laurence M. Austin, Mitchell J. Katz and Jonah Marcus. Endeavour Capital Advisors Inc. and Messrs. Austin, Katz and Marcus may be deemed to have shared voting and investment discretion with respect to the shares held by Endeavour Investment and Endeavour Regional Bank. Messrs. Austin, Katz and Marcus disclaim beneficial ownership of such shares except to the extent of their pecuniary interest therein. The address for Endeavour Capital Advisors Inc. is 410 Greenwich Avenue, Greenwich, CT 06830.
(17)	380,766 shares of common stock are registered in the name of Fourthstone Master Opportunity Fund Ltd., 169,782 shares of common stock are registered in the name of Fourthstone QP Opportunity Fund LP and 28, 332 shares of common stock are registered in the name of Fourthstone Small-Cap Financials Fund LP. All 788,880 shares of common stock are beneficially owned by Fourthstone LLC, the fund manager and investment adviser for all aforementioned Fourstone funds. In addition, Fourthstone GP LLC (“Fourthstone GP”) is the general partner of Fourthstone QP Opportunity Fund LP and Fourthstone Small-Cap Financials Fund LP and Mr. L. Phillip Stone, IV serves as the managing member of Fourthstone LLC and Fourthstone GP. As such, Fourthstone LLC, Fourthstone GP and Mr. Stone may be deemed to have shared voting and investment discretion with respect to shares of common stock held by the respective Fourthstone funds. Mr. Stone disclaims beneficial ownership of such shares except to the extent of their pecuniary interest therein. The address for Fourthstone LLC is 575 Maryville Centre Drive, Suite 110, St. Louis, MO 63141.
(18)	The Patriot IV Funds are controlled by W. Kirk Wycoff and James F. Deutsch. In addition, because (i) Messrs. Wycoff and Deutsch serve as general partners of the Patriot IV Funds and Patriot Financial Partners GP IV, L.P. (“Patriot GP IV LP”) and as members of Patriot Financial Partners GP IV LLC (“Patriot GP IV LLC”), (ii) Patriot GP IV LLC serves as general partner of Patriot GP IV LP and (iii) Patriot GP IV LP serves as general partner of the Patriot IV Funds. Messrs. Wycoff and Deutsch, Patriot GP IV LLC and Patriot GP IV LP may be deemed to have shared voting and investment discretion with respect to shares of common stock held by Patriot IV Funds. Messrs. Wycoff and Deutsch disclaim beneficial ownership of such shares except to the extent of their pecuniary interest therein. The address of the Patriot IV Funds is Four Radnor Corporate Center, Suite 210 Radnor, PA 19087.

DESCRIPTION OF CAPITAL STOCK

The following is a summary of the material rights of our capital stock and related provisions of our articles of incorporation, as amended to date, and our amended and restated bylaws, as currently in effect. The following description of our capital stock does not purport to be complete and is subject to, and qualified in its entirety by, our articles of incorporation, as amended, and amended and restated bylaws, which we have included as exhibits to the registration statement of which this prospectus is a part. We urge you to read these documents for a more complete understanding of shareholder rights.

General

Our authorized capital stock currently consists of 25,000,000 shares of common stock, no par value per share, and 5,000,000 shares of undesignated preferred stock, with no par value per share, the terms of which may be established by board of directors by resolution. As of March 31, 2025, 7,912,184 shares of our common stock were outstanding, and no shares of preferred stock are currently designated or outstanding. After counting 2,610,000 shares to be sold in this offering, there would be 10,522,184 shares of our common stock and no shares of preferred stock outstanding upon the completion of this offering.

An aggregate of 1,100,000 shares of common stock are reserved for issuance under our 2022 Plan, of which 610,425 shares of common stock are available for future issuance as of the date of this prospectus.

All of our outstanding shares of common stock are, and the shares of our common stock issued in this offering will be, fully paid and nonassessable.

None of the shares of common stock are subject to any preemptive rights; provided, however, certain shareholders who purchased shares of our common stock in our 2013 private placement acquired preemptive rights to subscribe for additional shares of our common stock in certain transactions, including subsequent private placements. Such preemptive rights will expire in connection with the listing of our common stock on Nasdaq and thus do not apply to this offering. Each share of our common stock otherwise has the same relative rights as, and is identical in all respects with, each other share of our common stock.

Voting Rights; Majority Written Consent

Holders of our common stock are entitled to one vote per share on all matters requiring shareholder action, including the election of directors. Our amended and restated bylaws provide that a majority of the shares entitled to vote at a shareholders’ meeting, represented in person or by proxy, shall constitute a quorum. When a quorum is present, the affirmative vote of a majority of the shares represented at the meeting and voting (such affirmatively voting shares constituting at least a majority of the required quorum) is required to take action, unless otherwise specified by law or our articles of incorporation and except for the election of directors, which will be determined by plurality vote. In connection with the election of directors, shareholders may cumulate their votes. Under cumulative voting, each shareholder entitled to vote may vote the shares owned by such shareholder as of the record date for a shareholder meeting at which directors are to be elected cumulatively if a shareholder present at the meeting has given notice at the meeting, prior to the voting, of his or her intention to vote cumulatively. If any shareholder has given such notice, then all shareholders entitled to vote for the election of directors may cumulate their votes for candidates properly nominated. Under cumulative voting, each share carries as many votes as the number of directors to be elected, and the shareholder may cast all of such votes for a single nominee or may distribute them in any manner among as many nominees as desired.

Any action that, under any provision of the California Corporations code (“CCC”), may be taken at a meeting of the shareholders, may be taken without a meeting and without prior notice if a consent in writing, setting forth the action so taken, shall be signed by the holders of the outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares are entitled to vote thereon were present and voted; provided, that unless the consents of all shareholders entitled to vote have been solicited in writing, notice of any shareholder approval without a meeting by less than unanimous consent must be given as required under the CCC, to such shareholders who are required to receive such notice under the CCC; and provided, further, that directors may be elected by written consent only if signed by the holders of all outstanding shares entitled to vote for the election of directors, except that action taken by shareholders to fill one or more vacancies on the board of directors (other than any vacancy created by removal) that has not been filled by the board of directors may be taken by written consent of a majority of the outstanding shares entitled to vote.

Liquidation Rights

In the event of the liquidation, dissolution or winding up of the Company, subject to the rights of creditors and the holders of any then outstanding shares of preferred stock, the holders of our common stock will be entitled to receive all of our assets remaining after satisfaction of all our liabilities and the payment of any liquidation preference of any outstanding preferred stock. There are no redemption or sinking fund provisions applicable to our common stock.

Dividends

The payment of dividends by the company is subject to the restrictions set forth in the CCC. The CCC provides that neither a company nor any of its subsidiaries shall make any distribution to its shareholders unless: (i) the amount of retained earnings of the company immediately prior to the distribution equals or exceeds the sum of (a) the amount of the proposed distribution plus (b) the preferential preferred dividends in arrears amount, if any (as calculated pursuant to Section 500(b) of the CCC), or (ii) following the distribution, the value of the company’s assets would equal or exceed the sum of its total liabilities plus the preferential rights amount (as calculated pursuant to Section 500(b) of the CCC).

Holders of our common stock may receive dividends when, as and if declared by our board of directors out of funds legally available for the payment of dividends, subject to any restrictions imposed by regulatory authorities and the payment of any preferential amounts to which any class of preferred stock may be entitled. Our future dividend policy will be subject to the discretion of our board of directors and will depend upon a number of factors, including future earnings, financial condition, liquidity, and general business conditions. Our ability to pay dividends is subject to statutory and regulatory limitations applicable to us and the Bank. We have no current plans to pay any dividends on our common stock.

Restrictions on Ownership of Company Common Stock

The ability of a third party to acquire our stock is also limited under applicable U.S. banking laws, and regulatory approval for the acquisition of our stock may be required under certain circumstances. The BHC Act requires any bank holding company to obtain the approval of the Federal Reserve prior to acquiring 5% or more of our outstanding common stock. Any corporation or other company that becomes a holder of 25% or more of our outstanding common stock, or otherwise is deemed to control us under the BHC Act, would be subject to regulation as a bank holding company under the BHC Act. In addition, any person other than a bank holding company may be required to obtain prior approval of the Federal Reserve, and potentially the FDIC, to acquire 10% or more of our outstanding common stock under the Change in Bank Control Act, or CBCA. Further, prior approval of the DFPI is required for any person to acquire control of us, and control for these purposes is presumed to exist when a person owns 10% or more of our outstanding common stock.

Advance Notice Provisions for Shareholder Nominations and Shareholder Proposals

Our amended and restated bylaws provide that shareholders must provide advance notice of any proposal or nomination for election as a director which a shareholder desires to bring before a meeting of shareholders. Such requirements are in addition to any requirements under SEC Rule 14a-8 for shareholder proposals sought to be included in the Company’s proxy materials.

Preferred Stock

Our articles of incorporation authorize the issuance of up to 5,000,000 shares of preferred stock with such designations, powers, preferences and rights as our board of directors may from time to time determine.

The existence of shares of authorized undesignated preferred stock enables us to meet possible contingencies or opportunities in which the issuance of shares of preferred stock may be advisable, such as in the case of acquisition or financing transactions. Having shares of preferred stock available for issuance gives us flexibility in that it would allow us to avoid the expense and delay of calling a meeting of shareholders at the time the contingency or opportunity arises. Any issuance of preferred stock with voting rights or which is convertible into voting shares could adversely affect the voting power of the holders of common stock. Furthermore, the issuance of preferred stock could adversely affect the likelihood that such holders will receive dividend payments and payments upon liquidation. The shares of preferred stock that may be issued in the future may have other rights, including economic rights senior to our common stock, and, as a result, could have an adverse effect on the market value of our common stock.

Any of these actions could have an anti-takeover effect and discourage a transaction that some or a majority of our shareholders might believe to be in their best interests or in which our shareholders might receive a premium for their shares over our then-market price.

Anti-Takeover Provisions

Provisions of our articles of incorporation and amended and restated bylaws, and the CCC and federal banking regulations applicable to us, may be deemed to have anti-takeover effects and may delay, defer or prevent a change of control of the Company and/or limit the price that certain investors may be willing to pay in the future for shares of our common stock. See the sections entitled “Supervision and Regulation –Change in Bank Control” for a description of the federal banking regulations applicable to us that may be deemed to have anti-takeover effects.

Authorized but Unissued Shares. The corporate laws and regulations applicable to us enable our board of directors to issue, from time to time and at its discretion, but subject to the rules of any applicable securities exchange, any authorized but unissued shares of our common or preferred stock. Any such issuance of shares could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The ability of our board of directors to issue authorized but unissued shares of our common or preferred stock at its sole discretion may enable our board of directors to sell shares to individuals or groups who the board of directors perceives as friendly with management, which may make more difficult unsolicited attempts to obtain control of our organization. In addition, the ability of our board of directors to issue authorized but unissued shares of our capital stock at its sole discretion could deprive the shareholders of opportunities to sell their shares of common stock or preferred stock for prices higher than prevailing market prices.

Preferred Stock. Our articles of incorporation contains provisions that permit our board of directors to issue, without any further vote or action by the shareholders, up to 5,000,000 shares of preferred stock in one or more series and, with respect to each such series, to fix the number of shares constituting the series and the designation of the series, the voting rights (if any) of the shares of the series, and the powers, preferences and relative, participation, optional and other special rights, if any, and any qualifications, limitations or restrictions, of the shares of such series.

Board Size and Vacancies. Our amended and restated bylaws enable our board of directors to increase the size of the board of directors between annual meetings and fill the vacancies created by the increase by a majority of the remaining directors.

Special Meetings of Shareholders. A special meeting of the shareholders may be called at any time by the board of directors, or by the chairman of the board, the president or by the chief executive officer, or by one or more shareholders holding shares in the aggregate entitled to cast not less than ten percent (10%) of the votes at that meeting. For a special shareholders’ meeting to be called by one or more shareholder(s), our amended and restated bylaws require such request to be in writing, specifying the time and business of the meeting according to our bylaws and shall deliver such request in person or by registered or certified mail to our board of directors or designated officers.

Advance Notice Procedures for Director Nominations and Shareholder Proposals. Our amended and restated bylaws establish an advance notice procedure with regard to business to be brought before an annual or special meeting of shareholders and with regard to the nomination of candidates for election as directors, other than by or at the direction of the board of directors. Although this procedure does not give our board of directors any power to approve or disapprove shareholder nominations for the election of directors or proposals for action, it may have the effect of precluding a contest for the election of directors or the consideration of shareholder proposals if the established procedure is not followed, and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its proposal without regard to whether consideration of the nominees or proposals might be harmful or beneficial to our shareholders and us.

Amending our Bylaws. Our board of directors may amend our amended and restated bylaws, other than a bylaw specifying or changing a fixed number of directors or the maximum or minimum number or changing from a fixed to a variable board or vice versa, without shareholder approval.

Approval of Merger. Under the CCC, most business combinations, including mergers, consolidations and sales of substantially all of the assets of a California corporation, must be approved by the vote of the holders of at least a majority of the outstanding shares of common stock and any other affected class of stock of such corporation. The articles of incorporation or bylaws of a California corporation may, but are not required to, set a higher standard for approval of such transactions. Our articles of incorporation and amended and restated bylaws do not set higher limits.

California Law and Federal Banking Laws. We are subject to the provisions of Section 1203 of the CCC, which contains provisions that may have the effect of deterring hostile takeovers or delaying or preventing changes in control in which our shareholders could receive a premium for their shares or other changes in our management. First, if an “interested party” makes an offer to purchase the shares of some or all of our existing shareholders, we must obtain an affirmative opinion in writing as to the fairness of the offering price prior to completing the transaction. California law considers a person to be an “interested party” if the person directly or indirectly controls our company, if the person is directly or indirectly controlled by one of our officers or directors, or if the person is an entity in which one of our executive officers or directors holds a material financial interest. If, after receiving an offer from such an “interested person,” we receive a subsequent offer from a neutral third party at least 10 days prior to the date for acceptance of the tendered shares or the vote or notice of shareholder approval of the offer from such an “interested person,” then we must notify our shareholders of such third party offer and afford each of them the opportunity to withdraw their vote, consent or proxy previously given to the “interested party” offer before such vote, consent or proxy becomes effective.

We are also subject to other provisions of the CCC, which include voting requirements that may also have the effect of deterring hostile takeovers, disposing of our assets or delaying or preventing changes in control of our management. Under Section 1101 of the CCC, except in (i) a short-form merger or (ii) a merger of a corporation into a subsidiary in which it owns at least 90% of the outstanding shares of each class, if a single entity or constituent corporation owns more than 50% of any class of our capital stock and attempts to merge our Company into itself or other constituent corporation, the Company’s non-redeemable securities may only be exchanged for non-redeemable securities of the surviving entity, unless all of the shareholders of the applicable class of non-redeemable securities consent to the transaction or the terms of the transaction are approved and determined to be fair by the DFPI. Section 1001(d) of the CCC provides that any proposed sale or disposition of all or substantially all of our assets to any other corporation that we are controlled by or under common control with must be consented to by our shareholders holding at least 90% of the voting power of our capital stock or approved and determined fair by the DFPI, provided, however, that this restriction does not apply if the disposition is to a domestic or foreign corporation or other business entity in consideration of the nonredeemable common shares or nonredeemable equity securities of the acquiring party or its parent. Sections 1101 and 1001 of the CCC could make it significantly more difficult for a third party to acquire control of our Company by preventing a possible acquirer from cashing out minority shareholders or selling substantially all of our assets to a related party and therefore could discourage a hostile bid, or delay, prevent or deter entirely a merger, acquisition or tender offer in which our shareholders could receive a premium for their shares, or effect a proxy contest for control of us or other changes in our management.

Furthermore, the BHC Act, and CBCA, and California Financial Code impose notice, application and approvals and ongoing regulatory requirements on any shareholder or other party that seeks to acquire direct or indirect control of bank holding companies or banks, as applicable. These laws could delay or prevent an acquisition.

Limitation of Liability and Indemnification

For a description of the limitation of liability and indemnification arrangements applicable to our directors and officers, see the section entitled “Executive Compensation—Limitation of Liability and Indemnification.”

Other Matters

Under our articles of incorporation and amended and restated bylaws, the holders of our common stock will have no preemptive or other subscription rights and there are no redemption, sinking fund or conversion privileges applicable to our common stock.

Listing

We have applied to list our common stock on the Nasdaq Global Select Market under the symbol “AVBH.”

Transfer Agent

Upon completion of this offering, the transfer agent and registrar for our common stock will be Equiniti Trust Company. The transfer agent’s principal business address is 48 Wall Street, 22nd Floor, New York, NY 10005. Their telephone number is 1-347-554-1818.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there was a limited public market for shares of our common stock. Shares of our common stock were quoted on the Pink Market, under the symbol “AVBH.” Future sales of substantial amounts of our common stock in the public market, or the perception that such sales may occur, could adversely affect market prices prevailing from time to time. Furthermore, because only a limited number of shares will be available for sale shortly after this offering due to existing contractual and legal restrictions on resale as described below, there may be sales of substantial amounts of our common stock in the public market after the restrictions lapse. This may adversely affect the prevailing market price and our ability to raise equity capital in the future.

Upon completion of this offering, based on 7,923,946 shares of common stock outstanding as of June 30, 2025, we will have 10,533,946 shares of common stock issued and outstanding (or 10,925,446 shares if the underwriters exercise their option to purchase additional shares in full).

Of these shares, the 2,610,000 shares sold in this offering (or 3,001,500 shares if the underwriters exercise their option to purchase additional shares in full) will be freely tradable without further restriction or registration under the Securities Act, except for any shares held by our “affiliates” as that term is defined in Rule 144 under the Securities Act, including those shares purchased by certain of our directors, officers and principal shareholders through the Directed Share Program described in the section entitled “Underwriting.” The remaining outstanding shares will be deemed “restricted securities” or “control securities” under the Securities Act. Subject to certain contractual restrictions, including the lock-up agreements described below, restricted securities and control securities may be sold in the public market only if (i) they have been registered or (ii) they qualify for an exemption from registration under Rule 144 or any other applicable exemption.

Lock-Up Agreements

We, our executive officers, directors and 10% or greater holders of our common stock holding, in the aggregate, 1,824,585 shares of our common stock as of June 30, 2025 (representing approximately 23.03% of our outstanding common stock as of such date), are entering into lock-up agreements under which we and they will generally agree not to sell or otherwise transfer our or their shares for a period of 180 days after the date of this prospectus. These lock-up agreements are subject to certain exceptions. For additional information, see the section entitled “Underwriting—Lock-Up Agreements.” As a result of these contractual restrictions, shares of our common stock subject to lock-up agreements will not be eligible for sale until these agreements expire or the restrictions are waived by the underwriters.

Following the lock-up period, all of the shares of our common stock that are restricted securities or are held by our affiliates as of the date of this prospectus will be eligible for sale in the public market only if (i) they are registered under the Securities Act or (ii) an exemption from registration, such as Rule 144, is available.

Rule 144

All shares of our common stock held by our “affiliates,” as that term is defined in Rule 144, generally may be sold in the public market only in compliance with Rule 144. Rule 144 defines an “affiliate” as any person who directly or indirectly controls, or is controlled by, or is under common control with, the Company. Upon completion of this offering, we expect that approximately 17.32% of our outstanding common stock (or 16.70% of our outstanding common stock if the underwriters exercise their option to purchase additional shares in full), will be held by “affiliates,” and subject to the lock-up agreements described above, assuming such affiliates do not purchase any shares in this offering.

Under Rule 144, a person (or persons whose shares are aggregated) who is, or was at any time during the three months preceding a sale, deemed to be our “affiliate” would be entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the then-outstanding shares of our common stock, which would be approximately 105,340 shares of common stock following this offering (assuming the underwriters do not elect to exercise their option to purchase additional shares), or the average weekly trading volume of our common stock on the Nasdaq Global Select Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale, or if a notice on Form 144 is not required, the date of such sale. Such sales under Rule 144 are also subject to a six-month holding period and requirements relating to manner of sale and notice requirements and the availability of current public information about us.

Rule 144 also provides that a person who is not deemed to be, or have been, at any time during the three months preceding a sale, our affiliate, and who has for at least six months beneficially owned shares of our common stock that are restricted securities, will be entitled to freely sell such shares of our common stock subject only to the availability of current public information regarding us. A person who is not deemed to be, or have been, at any time during the three months preceding a sale, our affiliate, and who has beneficially owned for at least one year shares of our common stock that are restricted securities, will be entitled to freely sell such shares of our common stock under Rule 144 without regard to the current public information requirements of Rule 144.

Rule 701

Rule 701 under the Securities Act generally applies to stock options and restricted common stock granted by an issuer to its employees, directors, officers, consultants or advisors in connection with a compensatory stock or option plan or other written agreement before the issuer becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options. Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described above, beginning 90 days after the date of this prospectus, may be sold by persons other than our “affiliates,” as defined in Rule 144, without compliance with its current public information and minimum holding period requirement of Rule 144 and by “affiliates” under Rule 144 without compliance with its minimum holding period requirement.

Registration Statement on Form S-8

As soon as practicable after the completion of this offering, we intend to file one or more registration statements on Form S-8 under the Securities Act registering the offer and sale of shares of common stock reserved for issuance pursuant to awards under the Company’s 2022 Equity Incentive Plan, as amended, as well as our non-plan share awards, to the extent that Form S-8 is available. Subject to Rule 144 volume limitations applicable to affiliates, shares registered under any such registration statements will be available for sale in the open market, beginning 90 days after the date of this prospectus, except to the extent that the shares are subject to vesting restrictions or the contractual restrictions described above.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS TO NON-U.S. HOLDERS

The following discussion is a summary of the material U.S. federal income tax consequences of the ownership and disposition of our common stock by Non-U.S. Holders (as defined below) that acquire our common stock in this offering and hold it as a capital asset. This discussion does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed in this summary. This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), final, temporary and proposed Treasury regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the Internal Revenue Service (the “IRS”) and U.S. Treasury Department, in each case in effect as of the date of this prospectus. These authorities may change or be subject to differing interpretations at any time. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder of our common stock. We have not sought and will not seek any rulings from the IRS regarding the statements made and the conclusions reached in the discussion below. There can be no assurance the IRS or a court will agree with our position discussed below regarding the U.S. federal income tax consequences of the ownership and disposition of our common stock. We cannot assure you that a change in law will not significantly alter the tax considerations described in this discussion.

This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder’s particular circumstances, including any alternative minimum tax, the impact of the Medicare contribution tax on net investment income and any aspect of state, local or non-U.S. taxation. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:

●	U.S. expatriates and former citizens;

●	persons who have elected to mark securities to market for U.S. federal income tax purposes or who hold our common stock as part of a straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

●	banks, insurance companies, and other financial institutions;

●	brokers or dealers in securities;

●	corporations that accumulate earnings to avoid U.S. federal income tax;

●	tax-exempt organizations, pension plans, tax-qualified retirement plans, or governmental organizations; and

●	persons deemed to sell our common stock under the constructive sale provisions of the Code.

If an entity treated as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner in the partnership will depend on the status of the partner and the activities of the partnership and whether the income is characterized as “active” of “passive” income. Accordingly, partnerships holding our common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences, as well as, the state and local tax consequences to them.

THIS DISCUSSION IS FOR INFORMATION PURPOSES ONLY AND IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS, AS WELL AS ANY TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of a Non-U.S. Holder

For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of our common stock that is for U.S. federal income tax purposes:

●	a non-resident alien;

●	a foreign corporation;

●	an estate, the income of which is not subject to U.S. federal income taxation regardless of its source; or

●	a trust that does not have in effect a valid election under the U.S. Treasury Regulations, to be treated as a United States person and either (i) no court within the United States is able to exercise primary supervision over the trust’s administration or (ii) no United States person has the authority to control all substantial decisions of that trust.

Distributions

Distributions of cash or property (other than certain stock distributions) on our common stock will generally constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our current and accumulated earning and profits will first constitute a tax-free return of capital to the extent of a Non-U.S. Holder’s adjusted tax basis in its common stock and thereafter capital gain, which is subject to the tax treatment described below in the section entitled “—Sale or Other Taxable Disposition.”

Subject to the discussion below in the sections entitled “–Information Reporting and Backup Withholding” and “–FATCA Withholding” and the discussion below on effectively connected income, dividends paid to a Non-U.S. Holder will generally be subject to U.S. federal tax withholding at a rate of 30% of the gross amount of the dividends or such lower rate specified by an applicable income tax treaty. To receive a reduced withholding rate, i.e., a treaty rate, a Non-U.S. Holder must furnish a valid applicable IRS Form W-8 (or other applicable documentation) certifying qualification for the lower treaty rate. A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced income tax treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, attributable to a permanent establishment or fixed base maintained by the Non-U.S. Holder in the United States), the Non-U.S. Holder will be exempt from the U.S. federal tax withholding described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.

Any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular rates that also apply to U.S. persons. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any other U.S. tax consequences of the ownership of our common stock, including any applicable tax treaties that may provide for different rules.

Sale or Other Taxable Disposition

Subject to the discussion below under “Information Reporting and Backup Withholding” and “–FATCA Withholding,” a Non-U.S. Holder generally will not be subject to U.S. federal income tax or withholding tax on any gain realized upon the sale or other taxable disposition of our common stock unless:

●	the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, attributable to a permanent establishment or fixed base maintained by the Non-U.S. Holder in the United States);

●	the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

●	we are or have been a “U.S. real property holding corporation”, or USRPHC for U.S. federal income tax purposes as described below, at any time within the shorter of the five-year period preceding such disposition or such Non-U.S. Holder’s holding period for our common stock (the “relevant period”) and the Non-U.S. Holder (i) disposes of our common stock during a calendar year when our common stock is no longer regularly traded on an established securities market or (ii) owned (directly, indirectly and constructively) more than 5% of our common stock at any time during the relevant period.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular rates in the same manner as if such holder were a resident of the United States. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any other U.S. tax consequences of the disposition of our common stock, including any applicable tax treaties that may provide for different rules.

Gain described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty), which may be offset by U.S. source capital losses of the Non-U.S. Holder for the year, provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, we believe we currently are not, and do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends, however, on the fair market value of our United States real property interests as defined in the Code and applicable Treasury regulations relative to the aggregate fair market value of our worldwide real property interests and our other business assets used or held for use in a trade or business, there can be no assurance we currently are not a USRPHC or will not become one in the future.

Information Reporting and Backup Withholding

Payments of dividends on our common stock and the payment of the proceeds from the disposition of our common stock effected at a U.S. office of a broker generally will not be subject to backup withholding. Additionally, the payment of proceeds from the disposition of our common stock effected at a U.S. office of a broker will generally not be subject to information reporting, provided the applicable withholding agent does not have actual knowledge or reason to know the Non-U.S. Holder is a United States person and the Non-U.S. Holder either certifies its non-U.S. status, such as by furnishing a valid applicable IRS Form W-8 or other documentation upon which it may rely to treat the payments as made to a non-U.S. person in accordance with U.S. Treasury regulations or otherwise establishes an exemption.

However, we are required to file information returns with the IRS in connection with any distribution on our common stock paid to the Non-U.S. Holder, regardless of whether any tax was actually withheld. Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.

Payment of the proceeds from the disposition of our common stock effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a disposition of our common stock by a Non-U.S. Holder that is effected at a foreign office of a broker will be subject to information reporting and backup withholding if (i) the proceeds are transferred to an account maintained by the Non-U.S. Holder in the United States, (ii) the payment of proceeds or the confirmation of the disposition is mailed to the Non-U.S. Holder at a U.S. address or (iii) the disposition has some other specified connection with the United States as provided in the Treasury regulations, unless, in each case, the broker does not have actual knowledge or reason to know that the holder is a United States person and the documentation requirements described above are met or the Non-U.S. Holder otherwise establishes an exemption.

In addition, a disposition of our common stock will be subject to information reporting if it is effected at a foreign office of a broker that is (i) a United States person, (ii) a “controlled foreign corporation” for U.S. federal income tax purposes, (iii) a foreign person 50% or more of whose gross income is effectively connected with the conduct of a U.S. trade or business for a specified three-year period or (iv) a foreign partnership, if at any time during its tax year (a) one or more of its partners are “U.S. persons,” as defined in the Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership or (b) such foreign partnership is engaged in the conduct of a trade or business in the United States, in each case unless the broker does not have actual knowledge or reason to know that the holder is a United States person and the documentation requirements described above are met or an exemption is otherwise established.

A Non-U.S. Holder may be subject to backup withholding on payments on our common stock or on the proceeds from a disposition of our common stock, unless the Non-U.S. Holder complies with certification procedures to establish that it is not a U.S. person or otherwise establishes an exemption. Providing a properly executed applicable IRS Form W-8 certifying a Non-U.S. Holder’s non-U.S. status will permit the Non-U.S. Holder to avoid backup withholding. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

FATCA Withholding

Sections 1471 through 1474 of the Code and the Treasury Regulations issued thereunder (commonly referred to as the Foreign Account Tax Compliance Act, or FATCA) impose a 30% tax withholding on dividends paid on our common stock to, and (subject to the proposed Treasury Regulations discussed below) the gross proceeds derived from the sale or other disposition of our common stock by, a foreign entity if the foreign entity is:

●	a “foreign financial institution” (as defined under FATCA) that does not furnish proper documentation, typically on IRS Form W-8BEN-E, evidencing either (i) an exemption from FATCA withholding, (ii) its compliance (or deemed compliance) with specified due diligence, reporting, withholding and certification obligations under FATCA or (iii) residence in a jurisdiction that has entered into an intergovernmental agreement with the United States relating to FATCA and compliance with the diligence and reporting requirements of the intergovernmental agreement and local implementing rules; or

●	a “non-financial foreign entity” (as defined under FATCA) that does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (i) an exemption from FATCA or (ii) adequate information regarding substantial United States beneficial owners of such entity (if any).

Withholding under FATCA generally applies to payments of dividends on our common stock and to payments of gross proceeds from a sale or other disposition of our common stock. Proposed Treasury regulations eliminate FATCA withholding on payments of gross proceeds. The preamble to these proposed Treasury regulations indicates that taxpayers generally may rely on them pending their finalization.

If a dividend payment is subject to withholding both under FATCA and the tax withholding rules discussed above in the section entitled “—Dividends,” the withholding under FATCA may be credited against, and therefore reduce, such other tax withholding. Non-U.S. Holders of our common stock should consult their own tax advisors regarding these requirements and whether they may be relevant to their ownership and disposition of our common stock.

Under certain circumstances, a Non-U.S. Holder will be eligible for refunds or credits of tax withholding imposed under FATCA by filing a United States federal income tax return (which may entail significant administrative burden). Prospective investors should consult their tax advisors regarding the effect of FATCA on their ownership and disposition of our common stock, including the availability of any intergovernmental agreement between the United States and an applicable foreign country which modifies the requirements mentioned above.

UNDERWRITING

We are offering the shares of our common stock described in this prospectus in a firm commitment underwritten offering in which we and Piper Sandler & Co. and Stephens Inc., as representatives for the underwriters named below, are entering into an underwriting agreement with respect to the shares of our common stock being offered hereby. Subject to certain conditions, we will agree to sell, and each underwriter will severally and not jointly agree to purchase the number of shares of our common stock indicated in the following table:

Number of Shares
Piper Sandler & Co.	1,109,250
Stephens Inc.	1,109,250
D.A. Davidson & Co.	261,000
Janney Montgomery Scott LLC	130,500
Total	2,610,000

The underwriters are offering the shares of our common stock subject to a number of conditions, including receipt and acceptance of our common stock by the underwriters. The obligations of the underwriters to pay for and accept delivery of the shares offered by this prospectus are subject to these conditions. The underwriting agreement between us and the underwriters provides that if any underwriter defaults, the purchase commitments of the non-defaulting underwriters may be increased or this offering may be terminated.

In connection with this offering, the underwriters or securities dealers may distribute offering documents to investors electronically. See the section entitled “Underwriting—Electronic Distribution.”

Underwriting Discount

Shares of our common stock sold by the underwriters to the public will be offered at the initial public offering price set forth on the cover of this prospectus. Any shares of our common stock sold by the underwriters to securities dealers may be sold at a discount of up to $0.9315 per share from the initial public offering price. If all of the shares of our common stock are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms. Sales of shares of our common stock made outside of the United States may be made by affiliates of the underwriters. The underwriters reserve the right to reject an order for the purchase of shares, in whole or in part.

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee is $1.5525 per share. The following table shows the per share and total underwriting discounts to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Full Exercise of option to purchase additional shares	No Exercise of option to purchase additional shares
Per share	$1.5525	$1.5525
Total	$4,659,828.75	$4,052,025.00

We estimate the expenses of this offering, not including the underwriting discount, to be approximately $1.6 million, and such expenses are payable by us. We also have agreed to reimburse the underwriters for certain reasonable and documented out-of-pocket expenses incurred by the underwriters on our behalf and in connection with this offering, including but not limited to any applicable counsel fees, marketing, syndication and travel expenses incurred by the underwriters, up to a maximum of $550 thousand, except as otherwise agreed in writing by the Company.

Option to Purchase Additional Shares

We have granted the underwriters an option to purchase up to 391,500 additional shares of our common stock, at the initial public offering price set forth on the cover page of this prospectus, less the underwriting discount. The underwriters may exercise this option, in whole or in part, from time to time for a period of 30 days from the date of this prospectus. If the underwriters exercise this option, each underwriter will be obligated, subject to the conditions in the underwriting agreement, to purchase a number of additional shares of our common stock proportionate to the number of shares reflected next to such underwriter’s name in the table above relative to the total number of shares reflected in such table.

Lock-Up Agreements

We, our executive officers, directors and 10% or greater holders of our currently outstanding shares of common stock, holding, in the aggregate, 1,824,585 shares of our common stock as of June 30, 2025 (representing approximately 23.03% of our outstanding common stock as of such date), are entering into lock-up agreements with the underwriters. Under these agreements, we and each of these persons may not, without the prior written approval of the representatives and subject to certain exceptions:

●	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of our common stock or any securities convertible into or exchangeable or exercisable for our common stock, whether now owned or hereafter acquired or with respect to which such person has or hereafter acquires the power of disposition, or exercise any right with respect to the registration thereof, or file or cause to be filed any registration statement under the Securities Act, with respect to any of the foregoing;

●	enter into any swap, hedge, or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the shares of our common stock or such other securities, whether any such swap or transaction is to be settled by delivery of shares of our common stock or other securities, in cash or otherwise; or

●	publicly disclose the intention to make any such offer, pledge, sale or disposition, or to enter into any such swap, hedge, transaction or other arrangement.

These restrictions are subject to customary exceptions and will be in effect for a period of 180 days after the date of this prospectus. At any time and without public notice, the representatives may, in their sole discretion, waive or release all or some of the securities from these lock-up agreements. However, as to any of our executive officers or directors, the representatives have agreed to notify us at least three business days before the effective date of any release or waiver, and we have agreed to announce the impending release or waiver by press release through a major news service at least two business days before the effective date of the release or waiver.

These restrictions also apply to securities convertible into or exchangeable or exercisable for or repayable with our common stock to the same extent as they apply to our common stock. They also apply to common stock owned now or later acquired by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

Exchange Listing

Our common stock has been approved for listing on the Nasdaq Global Select Market under the symbol “AVBH”.

Indemnification and Contribution

We have agreed to indemnify the underwriters and their affiliates, selling agents, and controlling persons against certain liabilities, including under the Securities Act. If we are unable to provide this indemnification, we will contribute to the payments the underwriters and their affiliates, selling agents, and controlling persons may be required to make in respect of those liabilities.

Offering Price Determination

Before this offering, there has been a limited public market for our common stock. The initial public offering price will be determined through negotiations between us and the underwriters. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

●	the valuation multiples of publicly traded companies that the underwriters believe to be comparable to us;

●	the price at which shares of our common stock are quoted on the Pink Market;

●	our financial information;

●	the history of, and the prospects for, our company and the industry in which we compete;

●	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues;

●	our book value; and

●	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

Price Stabilization, Short Positions, and Penalty Bids

To facilitate this offering and in accordance with Regulation M under the Exchange Act, or Regulation M, the underwriters may engage in transactions that stabilize, maintain, or otherwise affect the price of our common stock, including:

●	stabilizing transactions;

●	short sales; and

●	purchase to cover positions created by short sales.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. These transactions may also include making short sales of our common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering. Short sales may be “covered short sales,” which are short positions in an amount not greater than the underwriters’ purchase option referred to above, or may be “naked short sales,” which are short positions in excess of that amount.

The underwriters may close out any covered short position either by exercising their purchase option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which they may purchase shares through the purchase option described above. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market that could adversely affect investors who purchased in this offering.

As an additional means of facilitating our initial public offering, the underwriters may bid for, and purchase, shares of our common stock in the open market. The underwriting syndicate also may reclaim selling concessions allowed to an underwriter or a dealer for distributing shares of our common stock in this offering, if the syndicate repurchases previously distributed shares of our common stock to cover syndicate short positions or to stabilize the price of our common stock.

As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time without notice. The underwriters may carry out these transactions on the Nasdaq Global Select Market, in the over-the-counter market or otherwise.

Passive Market Making

In connection with this offering, the underwriters may engage in passive market making transactions in our common stock on the Nasdaq Global Select Market in accordance with Rule 103 of Regulation M during a period before the commencement of offers or sales of our common stock and extending through the completion of the distribution of this offering. A passive market maker must generally display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, the passive market maker may continue to bid and effect purchases at a price exceeding the then highest independent bid until specified purchase limits are exceeded, at which time such bid must be lowered to an amount no higher than the then highest independent bid. Passive market making may cause the price of our common stock to be higher than the price that otherwise would exist in the open market in the absence of those transactions. The underwriters engaged in passive market making are not required to engage in passive market making and may end passive market making activities at any time.

Electronic Distribution

A prospectus in electronic format may be made available by e-mail or on the websites or through online services maintained by one or more of the underwriters or their affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters’ websites and any information contained on any other website maintained by any of the underwriters is not part of this prospectus, has not been approved and/or endorsed by the underwriters or us, and should not be relied upon by investors.

Directed Share Program

At our request, the underwriters have reserved for sale, at the initial public offering price, up to 5% of the shares of our common stock offered by this prospectus for sale to our directors, officers, principal shareholders, employees, business associates, and related persons. Our directed share program will be administered by Piper Sandler & Co. or its affiliates. Reserved shares purchased by our directors and executive officers will be subject to the lock-up provisions described above. The number of shares of our common stock available for sale to the general public will be reduced to the extent these persons purchase the reserved shares. Any reserved shares of our common stock that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares of common stock offered by this prospectus.

Our Relationship with the Underwriters

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment advisory, investment research, principal investment, hedging, financing, loan referrals, valuation and brokerage activities. From time to time, the underwriters and/or their respective affiliates have directly and indirectly engaged, and may in the future engage, in various financial advisory, investment banking loan referrals, and commercial banking services with us and our affiliates, including acting as placement agents and/or financial advisors for our equity and debt offerings, for which they received or paid, or may in the future receive or pay, customary compensation, fees, expense reimbursement and commissions for these transactions.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and those investment and securities activities may involve securities and/or financial instruments of ours or our affiliates. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of those securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in those securities and instruments.

Our common stock is being offered by the underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the underwriters and other conditions.

Selling Restrictions

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Australia

No placement document, prospectus, product disclosure statement, or other disclosure document has been lodged with the Australian Securities and Investments Commission in relation to this offering. This prospectus does not constitute a prospectus, product disclosure statement, or other disclosure document under the Corporations Act 2001, or the Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement, or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons, or the Exempt Investors, who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act), or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under this offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation, or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives, and circumstances, and, if necessary, seek expert advice on those matters.

Bermuda

The shares may be offered or sold in Bermuda only in compliance with the provisions of the Investment Business Act of 2003 of Bermuda which regulates the sale of securities in Bermuda. Additionally, non-Bermudian persons (including companies) may not carry on or engage in any trade or business in Bermuda unless such persons are permitted to do so under applicable Bermuda legislation.

Canada

The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or DFSA. This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of our shares should conduct their own due diligence on such shares. If you do not understand the contents of this prospectus, you should consult an authorized financial advisor.

European Economic Area

In relation to each Member State of the European Economic Area, each of which we refer to as a Relevant State, no shares have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that the shares may be offered to the public in that Relevant State at any time:

(a)	to any legal entity which is a qualified investor as defined under Article 2 of the Prospectus Regulation;

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the Prospectus Regulation), subject to obtaining the prior consent of the underwriters for any such offer; or

(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of the shares shall require the Company or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

Each person in a Member State who receives any communication in respect of, or who acquires any shares under, the offering contemplated hereby will be deemed to have represented, warranted, and agreed to and with each of the underwriters and their affiliates and us that:

●	it is a qualified investor within the meaning of the Prospectus Regulation; and

●	in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 5 of the Prospectus Regulation, (i) the shares acquired by it in the offering have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Member State other than qualified investors, as that term is defined in the Prospectus Regulation, or have been acquired in other circumstances falling within the points (a) to (d) of Article 1(4) of the Prospectus Regulation and the prior consent of the underwriters has been given to the offer or resale; or (ii) where the shares have been acquired by it on behalf of persons in any Member State other than qualified investors, the offer of those shares to it is not treated under the Prospectus Regulation as having been made to such persons.

We, the underwriters and their affiliates, and others will rely upon the truth and accuracy of the foregoing representation, acknowledgment, and agreement. Notwithstanding the above, a person who is not a qualified investor and who has notified the underwriters of such fact in writing may, with the prior consent of the underwriters, be permitted to acquire shares in the offering.

Hong Kong

In relation to Hong Kong, the shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong), or the Companies (Winding Up and Miscellaneous Provisions) Ordinance, or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong), or the Securities and Futures Ordinance, or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Israel

This prospectus does not constitute a prospectus under the Israeli Securities Law, 5728-1968, or the Israeli Securities Law, and has not been filed with or approved by the Israel Securities Authority. In Israel, this prospectus is being distributed only to, and is directed only at, and any offer of the shares is directed only at, (i) a limited number of persons in accordance with the Israeli Securities Law and (ii) investors listed in the first addendum, or the Addendum, to the Israeli Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters, venture capital funds, entities with equity in excess of NIS 50 million and “qualified individuals,” each as defined in the Addendum (as it may be amended from time to time), or, collectively referred to as qualified investors (in each case, purchasing for their own account or, where permitted under the Addendum, for the accounts of their clients who are investors listed in the Addendum). Qualified investors are required to submit written confirmation that they fall within the scope of the Addendum, are aware of the meaning of the same and agree to it.

Japan

The shares have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The shares may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for six months after that corporation has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore, or Regulation 32.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for six months after that trust has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.

Singapore SFA Product Classification — In connection with Section 309B of the SFA and the Securities and Futures (Capital Markets Products) Regulations 2018, or the CMP Regulations 2018, we have determined, and hereby notify all relevant persons (as defined in the CMP Regulations 2018), that the shares are “prescribed capital markets products” (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document does not constitute a prospectus within the meaning of, and has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or this offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to this offering, us or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority, and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of the shares.

United Arab Emirates

The shares have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the DIFC) other than in compliance with the laws of the United Arab Emirates (and the DIFC) governing the issue, offering and sale of securities. Further, this prospectus does not constitute a public offer of securities in the United Arab Emirates (including the DIFC) and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority or the DFSA.

United Kingdom

In relation to the United Kingdom, no shares have been offered or will be offered pursuant to the offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the shares which has been approved by the Financial Conduct Authority in accordance with the transition provisions in Regulation 74 of the Prospectus (Amendment etc.) (EU Exit) Regulations 2019, except that it may make an offer to the public in the United Kingdom of any shares at any time:

(a)	to any legal entity which is a qualified investor as defined under Article 2 of the UK Prospectus Regulation;

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined under the UK Prospectus Regulation), subject to obtaining the prior consent of the underwriters for any such offer; or

(c)	in any other circumstances falling within Section 86 of the FSMA;

provided that no such offer of the shares shall require the issuer or any underwriter to publish a prospectus pursuant to section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to the shares in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offering and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “UK Prospectus Regulation” means the Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

In the United Kingdom, the offering is only addressed to, and is directed only at, “qualified investors” within the meaning of Article 2(e) of the UK Prospectus Regulation, who are also (i) persons having professional experience in matters relating to investments who fall within the definition of “investment professionals” in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”); (ii) high net worth entities or other persons falling within Article 49(2)(a) to (d) of the Order; or (iii) persons to whom it may otherwise lawfully be communicated (all such persons being referred to as “relevant persons”). This document must not be acted on or relied on by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates may be made or taken exclusively by relevant persons.

Each person in the United Kingdom who acquires any shares in the offer or to whom any offer is made will be deemed to have represented, acknowledged, and agreed to and with us, the underwriters, and their affiliates that it meets the criteria outlined in this section.

LEGAL MATTERS

The validity of the shares of common stock offered hereby and selected other legal matters in connection with the offering will be passed upon for us by Manatt, Phelps & Phillips, LLP, San Francisco, California. Certain legal matters will be passed upon for the underwriters by Davis Polk & Wardwell LLP, New York, New York.

EXPERTS

The consolidated financial statements of Avidbank Holdings, Inc. as of December 31, 2024 and 2023, and for the years then ended included in this prospectus have been audited by Crowe LLP, an independent registered public accounting firm, as stated in their report included herein. Such consolidated financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus, which constitutes a part of a registration statement on Form S-1 we have filed with the SEC in connection with this offering, does not contain all of the information set forth in the registration statement and the related exhibits. Some items are omitted in accordance with the rules and regulations of the SEC. Accordingly, we refer you to the complete registration statement of which this prospectus forms a part, including its exhibits, for further information about us and the shares of our common stock to be sold in this offering. Statements or summaries in this prospectus as to the contents of any contract or other document referred to in this prospectus are not necessarily complete and, where that contract or document is filed as an exhibit to the registration statement of which this prospectus forms a part, each statement or summary is qualified in all respects by reference to the exhibit to which the reference relates. You may read and copy the registration statement of which this prospectus forms a part, including the exhibits and schedules to such registration statement, for free on the SEC’s website at www.sec.gov.

Upon completion of the offering, we will become subject to the informational and reporting requirements of the Exchange Act and, in accordance with those requirements, will file reports, proxy statements and other information with the SEC. You will be able to inspect and obtain copies of these reports, proxy statements and other information at the SEC’s Internet address set forth above. We intend to furnish to our shareholders our annual reports containing our audited consolidated financial statements certified by an independent public accounting firm.

We also maintain a website at www.avidbank.com. On our website we will make available our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such materials with, or furnish them to, the SEC. This reference to our website is included for the convenience of investors only and our website and the information contained therein or limited thereto is not incorporated into this prospectus or the registration statement of which it forms a part.

INDEX TO FINANCIAL STATEMENTS

AVIDBANK HOLDINGS, INC.

FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND DECEMBER 31, 2024

AND FOR THE THREE MONTHS ENDED MARCH 31, 2025 AND 2024

(UNAUDITED)

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

(AUDITED)

AVIDBANK HOLDINGS, INC.

INTERIM (UNAUDITED) CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

(In thousands)	March 31, 2025	December 31, 2024
	(Unaudited)
Assets
Cash and due from banks	$18,866	$8,662
Due from Federal Reserve Bank and interest-bearing deposits in banks	106,135	74,039
Total cash and cash equivalents	125,001	82,701

Securities available-for-sale, at fair value (amortized cost $362,205 and $369,155, net of allowance for credit losses of $0 and $0)	296,617	296,556
Loans, net of allowance for credit losses on loans of $18,722 in 2025 and $18,679 in 2024	1,822,465	1,846,263
Federal Home Loan Bank stock, at cost	8,409	8,409
Premises and equipment, net	2,118	2,331
Cash surrender value of bank-owned life insurance policies	12,764	12,674
Accrued interest receivable and other assets	52,548	55,554

Total assets	$2,319,922	$2,304,488

Liabilities
Deposits:
Noninterest-bearing	$419,823	$414,327
Interest-bearing	1,509,665	1,477,028
Total deposits	1,929,488	1,891,355

Subordinated debt	22,000	22,000
Short-term borrowings	155,000	185,000
Accrued interest payable and other liabilities	16,815	19,771

Total liabilities	2,123,303	2,118,126

Commitments and contingent liabilities (Note 12)

Shareholders’ equity:
Preferred stock - no par value; $1,000 liquidation preference; 5,000,000 shares authorized; no shares issued and outstanding at March 31, 2025 and December 31, 2024	-	-
Common stock - no par value; 15,000,000 shares authorized; 7,912,184 and 7,906,761 shares issued and outstanding at March 31 2025 and December 31, 2024, respectively	106,839	106,997
Retained earnings	136,139	130,703
Accumulated other comprehensive (loss) income, net of taxes	(46,359)	(51,338)

Total shareholders’ equity	196,619	186,362

Total liabilities and shareholders’ equity	$2,319,922	$2,304,488

The accompanying notes are an integral part of these consolidated financial statements (unaudited).

AVIDBANK HOLDINGS, INC.

INTERIM (UNAUDITED) CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except per share amounts)	Three Months Ended March 31,
	2025	2024
Interest income:
Interest and fees on loans	$31,885	$31,828
Interest on investment securities - taxable	1,718	1,802
Interest on investment securities - tax exempt	31	22
Federal Home Loan Bank dividends	185	190
Other interest income	706	819
Total interest income	34,525	34,661

Interest expense:
Interest on deposits	12,827	12,034
Interest on borrowings	2,346	3,742
Total interest expense	15,173	15,776

Net interest income	19,352	18,885

Provision for credit losses	-	319
Net interest income after provision for credit losses	19,352	18,566

Noninterest income:
Service charges, fees and other income	762	618
Foreign exchange income	220	251
Bank-owned life insurance income	90	187
Other investment income	47	155
Other income	52	72
Total noninterest income	1,171	1,283

Noninterest expense:
Salaries and employee benefits	9,097	8,794
Occupancy and equipment	996	1,028
Data processing	615	564
Regulatory assessments	544	446
Legal and professional fees	511	611
Other expenses	1,079	984
Total noninterest expense	12,842	12,427

Income before provision for income taxes	7,681	7,422

Provision for income taxes	2,245	2,176
Net income	5,436	5,246

Basic earnings per common share	$0.73	$0.71

Diluted earnings per common share	$0.71	$0.69

The accompanying notes are an integral part of these consolidated financial statements (unaudited).

AVIDBANK HOLDINGS, INC.

INTERIM (UNAUDITED) CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands)	Three Months Ended March 31,
	2025	2024
Net income	$5,436	$5,246

Other comprehensive income/(loss):

Unrealized gains/(losses) on securities:
Unrealized holdings gains/(losses)	7,011	(5,307)
	7,011	(5,307)
Derivative instruments designated as cash flow hedges:
Unrealized holdings (losses)/gains on derivatives	21	20
Other comprehensive income/(loss), before tax	7,032	(5,287)

Tax effect	(2,053)	1,541
Total other comprehensive income/(loss)	4,979	(3,746)
Comprehensive income	$10,415	$1,500

The accompanying notes are an integral part of these consolidated financial statements (unaudited).

AVIDBANK HOLDINGS, INC.

INTERIM (UNAUDITED) CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

				Accumulated Other	Total
	Common Stock		Retained	Comprehensive	Shareholders’
(In thousands)	Shares	Amount	Earnings	(Loss) Income	Equity
Balance, December 31, 2023	7,770,439	$104,499	$109,688	$(48,875)	$165,312
Net income	-	-	5,246	-	5,246
Other comprehensive income	-	-	-	(3,746)	(3,746)
Restricted stock issued, net of forfeitures and shares withheld to cover taxes	33,461	(504)	-	-	(504)
Stock-based compensation	-	776	-	-	776
Balance, March 31, 2024	7,803,900	$104,771	$114,934	$(52,621)	$167,084
Balance, December 31, 2024	7,906,761	$106,997	$130,703	$(51,338)	$186,362
Net income	-	-	5,436	-	5,436
Other comprehensive loss	-	-	-	4,979	4,979
Restricted stock issued, net of forfeitures and shares withheld to cover taxes	5,423	(978)	-	-	(978)
Stock-based compensation	-	820	-	-	820
Balance, March 31, 2025	7,912,184	$106,839	$136,139	$(46,359)	$196,619

The accompanying notes are an integral part of these consolidated financial statements (unaudited).

AVIDBANK HOLDINGS, INC.

INTERIM (UNAUDITED) CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended March 31,
(In thousands)	2025	2024
Operating activities
Net income	$5,436	$5,246
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for credit losses	-	319
Depreciation, amortization and accretion	379	392
(Gain) loss on disposal of premises and equipment	-	(16)
Amortization of debt issuance costs	-	25
Decrease (increase) in deferred loan origination fees, net	(306)	59
Earnings on bank-owned life insurance policies	(90)	(187)
Repayment of operating lease liabilities	629	664
Stock-based compensation expense	820	776
Deferred income tax	1,092	815
Net (increase) decrease in accrued interest receivable and other assets	(747)	(248)
Net decrease in accrued interest payable and other liabilities	(2,956)	(9,760)
Net cash provided by (used in) operating activities	4,257	(1,915)

Investing activities
Purchase of available-for-sale investment securities	-	(1,457)
Proceeds from paydowns/maturities of available-for-sale investment securities	6,807	6,518
Net decrease (increase) in loans	24,104	(42,435)
Proceeds from surrendered bank-owned life insurance policies	-	15,028
Purchase of premises and equipment	(23)	(37)
Proceeds from sale of premises and equipment	-	56
Net cash provided by (used in) investing activities	30,888	(22,327)

Financing activities
Net increase in deposits	38,133	103,529
Restricted stock issued, net	(978)	(504)
Net proceeds/(repayment) from other borrowings	(45,000)	(90,000)
Proceeds from Federal Reserve Bank borrowings	-	264,000
Redemption of Federal Reserve Bank borrowings	-	(244,000)
Proceeds from Federal Home Loan Bank borrowings	290,000	-
Redemption of Federal Home Loan Bank borrowings	(275,000)	-
Net cash provided by financing activities	7,155	33,025

Net change in cash and cash equivalents	42,300	8,783
Cash and cash equivalents at beginning of period	82,701	81,396
Cash and cash equivalents at end of period	$125,001	$90,179

Supplemental Disclosure of Cash Flow Information
Net cash paid (received) during the period for:
Interest expense	$15,739	$22,170
Income taxes	$(41)	$70
Supplemental noncash disclosures:
Right-of-use asset and lease liability	$439	$-

The accompanying notes are an integral part of these consolidated financial statements (unaudited).

AVIDBANK HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Avidbank Holdings, Inc. (the “Company) was incorporated on December 17, 2007 and subsequently obtained approval from the Board of Governors of the Federal Reserve System to operate as a bank holding company. The Company’s predecessor and current subsidiary is Avidbank (the “Bank”). The bank was formerly “The Private Bank of the Peninsula” and commenced operations on October 1, 2003. On April 2, 2008, Avidbank consummated a merger with the Company effected through the exchange of one share of the Company’s stock for each share of the Bank’s stock. The reorganization represented an exchange of shares between entities under common control, and, as a result, assets and liabilities of the Bank were recognized at their carrying amounts in the accounts of the Company. Subsequent to the reorganization, the Bank continued its operations as previously conducted, but as a wholly-owned subsidiary of the Company.

The Bank is a California state-chartered institution, headquartered in San Jose, California, and provides innovative financial solutions and services. We specialize in commercial and industrial lending, venture lending, structured finance, asset-based lending, sponsor finance, fund finance, real estate construction and commercial real estate lending.

Subsequent Events

We have considered all events occurring from March 31, 2025 through June 3, 2025, the date the consolidated financial statements were available for issuance. No material subsequent events requiring disclosure occurred.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and the accounts of its wholly-owned subsidiary, the Bank. All significant intercompany balances and transactions have been eliminated. The accounting and reporting policies of the Company conform with accounting principles generally accepted in the United States of America and prevailing practices within the banking industry. The Company does not have any Variable Interest Entities, nor does it have any unconsolidated entities.

Risks and Uncertainties

In the normal course of business, the Company encounters two significant types of risk: economic and regulatory. There are three main components of economic risk: interest rate risk, credit risk and market risk. The Company is subject to interest rate risk to the degree that its interest-bearing liabilities mature or reprice at different speeds, or on a different basis, than its interest-earning assets. Credit risk is the risk of default, primarily in the loan portfolio, that results from the borrowers’ inability or unwillingness to make contractually required payments. Market risk reflects changes in the value of securities, the value of collateral underlying loans receivable, the valuation of other investments and the valuation of deferred tax assets.

The Company is subject to the regulations of various governmental agencies. These regulations can change from period to period. Such regulations can also restrict the Company’s ability to sustain continued growth as a result of capital and other requirements. The Company also undergoes periodic examinations by the regulatory agencies, which may subject it to further changes with respect to asset valuations, amounts of required allowance for credit losses and operating restrictions resulting from the regulators’ judgments based upon information available to them at the time of their examination.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions based on available information. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. The allowance for credit losses for loans and unfunded commitments, securities, taxes and the fair value of financial instruments are particularly susceptible to significant change.

Reclassifications

Some items in the prior year financial statements were reclassified to conform to the current presentation. We reclassified Federal Home Loan Bank dividends from noninterest income to interest income. Reclassifications had no effect on prior year net income or shareholders’ equity.

Cash and Cash Equivalents

For the purpose of the statement of cash flows, cash and cash equivalents consist of cash and due from banks and due from Federal Reserve Bank. Generally, Due from Federal Reserve Bank funds are sold for one day periods. On the statement of cash flows, net cash flows are reported for customer loan and deposit transactions.

Investment Securities

Investment securities are classified into the following categories:

●	Available-for-sale securities (“AFS”), reported at fair value, with unrealized gains and losses excluded from earnings and reported, net of taxes, as accumulated other comprehensive income within shareholders’ equity.

●	Held-to-maturity securities (“HTM”), which management has the positive intent and ability to hold, reported at amortized cost, adjusted for the accretion of discounts and amortization of premiums, which are recognized as adjustments to interest income.

Management determines the appropriate classification of its investments at the time of purchase and may only change the classification in certain limited circumstances. All transfers between categories are accounted for at fair value. At March 31, 2025 and December 31, 2024, all of the Company’s securities were classified as available-for-sale. There were no transfers between categories during the three months ended March 31, 2025 or during the year ended December 31, 2024.

Gains and losses on the sale of securities are computed using the specific identification method on the trade date. Interest earned on investment securities is reported in interest income, net of applicable adjustments for accretion of discounts and amortization of premiums which are accounted for on the level-yield method without anticipation of prepayment except for mortgage backed securities where prepayments are anticipated.

Allowance for Credit Losses on Available-for-Sale Securities

For available-for-sale securities in an unrealized loss position, management first assesses whether it intends to sell, or is more likely than not be required to sell, the security before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the security’s amortized cost basis is written down to fair value through income. For debt securities held as available-for-sale that do not meet the aforementioned criteria, the Company evaluates whether the decline in fair value has resulted from credit losses or other factors. In making this assessment, management considers the extent to which fair value is less than amortized cost, any changes to the rating of the security by a rating agency, and adverse conditions specifically related to the security, among other factors. If this assessment indicates that a credit loss exists, the present value of cash flows expected to be collected from the security are compared to the amortized cost basis of the security. If the present value of cash flows expected to be collected is less than the amortized cost basis, a credit loss exists and an allowance for credit losses is recorded for the credit loss, limited by the amount that the fair value is less than the amortized cost basis. Any impairment that has not been recorded through an allowance for credit losses is recognized in other comprehensive income (“OCI”). No allowance for credit losses was recorded on available-for-sale securities as of March 31, 2025 or as of December 31, 2024.

Changes in the allowance for credit losses are recorded as a provision for (or reversal of) credit loss expense. Losses are charged against the allowance when management believes the uncollectibility of an available-for-sale security is confirmed or when either of the criteria regarding intent or requirement to sell is met. Accrued interest receivable on available-for-sale debt securities totaled $662,000 and $694,000 at March 31, 2025 and December 31, 2024, respectively, and is recorded in accrued interest receivable and other assets on the Consolidated Balance Sheets and is not included in the estimate of credit losses.

Equity Securities and Investment in Federal Home Loan Bank (“FHLB”) Stock

Equity securities with readily determinable fair values are considered marketable and measured at fair value, with changes in the fair value recognized as a component of other noninterest income in the Company’s Consolidated Statements of Income. Dividends received from marketable equity securities are recognized within non-interest income in the Consolidated Statements of Income. Dividends received FHLB Stock are recognized within interest income in the Consolidated Statements of Income.

Equity securities that are not accounted for under the equity method and do not have readily determinable fair values are considered non-marketable and are accounted for at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or similar investment of the same issuer. Any adjustments to the carrying value of these non-marketable equity securities are recognized in other noninterest income in the Company’s Consolidated Statements of Income. Non-marketable equity securities include FHLB stock and other equity investments. As a member of the Federal Home Loan Bank System, the Company is required to maintain an investment in the capital stock of the Federal Home Loan Bank. The FHLB investment is carried at cost and periodically evaluated for impairment based on ultimate recovery of par value.

Loans

Loans are stated at principal balances outstanding net of deferred loan fees and costs, and an allowance for credit losses on loans. Interest is accrued daily based upon outstanding loan balances. Accrued interest receivable totaled $7.4 million at both March 31, 2025 and December 31, 2024, and was reported in accrued interest receivable and other assets on the Consolidated Balance Sheets and is excluded from the estimate of credit losses. When a loan is past due 90 days or in the opinion of management the future collectability of interest and principal is in serious doubt, loans are placed on nonaccrual status and the accrual of interest income is suspended. Any interest accrued but unpaid is charged against income. Payments received on loans on nonaccrual status are applied to reduce principal to the extent necessary to ensure collection. Subsequent payments on these loans, or payments received on nonaccrual loans for which the ultimate collectability of principal is not in doubt, are applied first to earned but unpaid interest and then to principal. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Substantially all loan origination fees, commitment fees, direct loan origination costs and purchase premiums and discounts on loans are deferred and recognized as an adjustment of yield, to be amortized to interest income over the contractual term of the loan. The unamortized balance of deferred fees and costs is reported as a component of net loans.

Allowance for Credit Losses on Loans

The allowance for credit losses on loans is a valuation account that is deducted from the loans’ amortized cost basis to present the net amount expected to be collected on the loans. Loans are charged off against the allowance when management believes the uncollectibility of a loan balance is confirmed and recoveries are credited to the allowance when received. The Company may also account for expected recoveries should information of an anticipated recovery become available. In the case of actual or expected recoveries, amounts may not exceed the aggregate of amounts previously charged off.

Management utilizes relevant available information, from internal and external sources, relating to past events, current conditions, historical loss experience, and reasonable and supportable forecasts. The allowance is calculated using a discounted cash flow methodology applied at the loan level. The Company uses the FOMC Civilian Unemployment Rate, Median and Real GDP Seasonally Adjusted Annual Rate to obtain various forecast scenarios to determine the loan portfolio’s quantitative portion of expected credit loss. The Company has elected to forecast the first four quarters of the credit loss estimate and revert on a straight-line basis over 8 quarters. Adjustments to historical loss information are made when management determines historical data are not likely reflective of the current portfolio such as limited data sets or lack of default or loss history. These adjustments include factors such as differences in underwriting standards, local economic conditions, portfolio mix, credit quality, concentrations, collateral, or other relevant factors. Management may selectively apply external market data to subjectively adjust the Company’s own loss history including index or peer data. The Company utilizes and external vendor model as well as internally developed tools and nonstatistical estimation approaches.

Accrued interest receivable was excluded from the estimate of credit losses for loans.

The allowance for credit losses on loans is measured on a collective (pool) basis when similar risk characteristics exist. The Company determines a separate allowance for each portfolio segment (loan type). These portfolio segments include commercial and industrial, construction, residential real estate, commercial real estate and consumer loans.

The general reserve component of the allowance for credit losses also consists of reserve factors based on management’s assessment of the following for each portfolio segment: (1) inherent credit risk, (2) historical losses and (3) other qualitative factors. Management estimates an allowance based upon loans outstanding as well as unfunded commitments. These reserve factors are inherently subjective and are driven by the repayment risk associated with each category described below:

Commercial and Industrial –

●	Commercial and industrial loans consist of working capital and term loans which are generally underwritten to existing cash flows of operating businesses. Debt coverage is provided by business cash flows and economic trends influenced by unemployment rates and other key economic indicators which are closely correlated to the credit quality of these loans.

●	Asset-based loans are generally made against accounts receivable and inventory to companies generating consistent sales without yet having reached consistent profitability. As such, these loans are more collateral focused and are primarily subject to the risks of collecting and liquidating the collateral.

●	Sponsor finance loans are made to companies based upon their cash flow and often have risks associated with merger and acquisition activities. Additional risks for this loan category include insufficient levels of collateral in the form of accounts receivable, inventory, or equipment. Declines in general economic conditions and other events can cause cash flows to fall to levels insufficient to service debt.

●	Venture loans are made to companies with modest or negative cash flows and no established record of profitable operations. Repayment of these loans may be dependent upon receipt by borrowers of additional equity financing from venture firms or others, or in some cases, a successful sale to a third party, public offering or other form of liquidity event. Declines in venture capital financing activity, as well as mergers and acquisitions and initial public offerings may impact the financial health of some of our clients.

Construction – Construction loans, including land and development loans, are comprised of loans collateralized by land or real estate. The primary source of repayment is the eventual sale or refinance of the completed project. Risk arises from the necessity to complete projects within specified cost and timelines. Trends in the construction industry significantly impact the credit quality of these loans, as demand drives construction activity. In addition, trends in real estate values significantly impact the credit quality of these loans, as property values determine the economic viability of construction projects.

Residential real estate – Residential real estate loans are typically home equity lines of credit secured by residential real estate. These are not typical mortgage loans and may have a variety of reasons for the borrowing including providing funding to a business or paying for large personal expenditures. The degree of risk in home equity loans depends primarily on the loan amount in relation to collateral value, the interest rate and the borrower’s ability to repay in an orderly fashion. Risks common to home equity lines of credit are general economic conditions, including an increase in unemployment rates, and declining real estate values that reduce or eliminate the borrower’s home equity.

Commercial real estate –

●	Non-owner occupied commercial real estate loans are collateralized by real estate where the owner is not the primary tenant. Adverse economic developments or an overbuilt market impact commercial real estate projects and may result in troubled loans. Trends in vacancy rates of commercial properties impact the credit quality of these loans. High vacancy rates reduce operating revenues and the ability for properties to produce sufficient cash flow to service debt obligations. Another common risk for this loan category includes a lack of a suitable alternative use for the property.

●	Owner-occupied commercial real estate loans are collateralized by real estate where the owner is the primary tenant. These loans are generally underwritten to existing cash flows of operating businesses. Debt coverage is provided by business cash flows and economic trends influenced by unemployment rates and other key economic indicators which are closely correlated to the credit quality of these loans.

Consumer – Consumer loans are primarily loans to individuals that may be unsecured or secured by collateral other than real estate. The unsecured loans are generally revolving personal lines of credit to established clients. The high quality of the clients who are offered these products has historically caused this loan product to have less risk of loss than commercial loan products. Risks common to consumer loans include unemployment and changes in local economic conditions as well as the inability to monitor collateral consisting of personal property.

Loans that do not share risk characteristics are evaluated on an individual basis. Loans evaluated individually are not also included in the collective evaluation. When management determines that foreclosure is probable or when the borrower is experiencing financial difficulty and repayment is expected to be provided substantially through the operation or sale of the collateral, expected credit losses are based on the fair value of the collateral, adjusted for selling costs as appropriate.

The methodology used in the estimation of the allowance, which is performed at least quarterly, is designed to be dynamic and responsive to changes in portfolio credit quality and forecasted economic conditions. Changes are reflected in the pool-basis allowance and in reserves assigned on an individual basis as the collectability of classified loans is evaluated with new information.

The Company assigns a risk rating to all loans, and periodically performs detailed reviews of all such loans exhibiting variances in expected payment and/or financial performance to identify credit risks and to assess the overall collectability of the portfolio. These risk ratings are also subject to examination by independent specialists engaged by the Company and the Company’s regulators. During these internal reviews, management monitors and analyzes the financial condition of borrowers and guarantors, trends in the industries in which borrowers operate and the fair values of collateral securing these loans. These credit quality indicators are used to assign a risk rating to each individual loan. The Company individually rates loans based on internal credit risk ratings using numerous factors, including thorough analysis of historical and expected cash flows, rating agency information, LTV ratios, collateral, collection experience, and other internal metrics. The risk ratings can be grouped into six major categories, defined as follows:

Pass – A pass loan is a strong credit with no existing or known potential weaknesses deserving of management’s close attention.

Special Mention – A special mention loan has potential weaknesses deserving management’s close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or in the Company’s credit position at some future date. Special Mention loans are not adversely classified and do not expose the Company to sufficient risk to warrant adverse classification.

Substandard – A substandard loan is not adequately protected by the current net worth and paying capacity of the borrower or the value of the collateral pledged, if any. Loans classified as substandard have a well-defined weakness or weaknesses jeopardizing the liquidation of the loan. Well-defined weaknesses include the potential for: lack of marketability, inadequate cash flow or collateral support, failure to complete construction on time or the project’s failure to fulfill economic expectations. They are characterized by the distinct possibility that the Company will sustain some loss if the deficiencies are not corrected.

Substandard - Nonaccrual – These loans are typically on nonaccrual and have many of the same weaknesses as substandard loans.

Doubtful – Loans classified as doubtful have all the weaknesses inherent in those classified as substandard with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently known facts, conditions and values, highly questionable and improbable.

Loss – Loans classified as loss are considered uncollectible and charged off immediately.

Allowance for Credit Losses on Unfunded Commitments

The Company estimates expected credit losses over the contractual period in which the Company is exposed to credit risk via a contractual obligation to extend credit, unless that obligation is unconditionally cancellable by the Company. The allowance for credit losses on unfunded commitments is adjusted through provision for credit loss expense. The estimate includes consideration of the likelihood that funding will occur and an estimate of expected credit losses on commitments expected to be funded over its estimated life. The estimate utilizes the same factors and assumptions as the allowance for credit losses on loans and is applied at the same collective segment level.

Property and Equipment

Property and equipment are carried at cost less accumulated depreciation. Depreciation is determined using the straight-line method over the estimated useful lives of the related assets. The useful lives of furniture, fixtures and equipment are estimated to be five to ten years. Leasehold improvements are amortized over the life of the asset or the term of the related lease, whichever is shorter. When assets are sold or otherwise disposed of, the cost and related accumulated depreciation or amortization are removed from the accounts, and any resulting gain or loss is recognized in income for the period. The cost of maintenance and repairs is charged to expense as incurred.

Leases

Leases are classified as operating or finance leases at the lease commencement date. The Company records leases on the balance sheet in the form of a lease liability for the present value of future minimum payments under the lease terms and a right-of-use asset equal to the lease liability adjusted for items such as deferred or prepaid rent, lease incentives, and any impairment of the right-of-use asset. The discount rate used in determining the lease liability is based upon incremental borrowing rates the Company could obtain for similar loans as of the date of the commencement or renewal. The Company has elected the following practical expedients related to accounting for leases: 1) Leases with original terms of less than 12 months are not capitalized; and 2) the Company does not separate lease and non-lease components for real estate leases.

Right-of-use assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the obligation to make lease payments arising from the lease. No significant judgments or assumptions were involved in developing the estimated operating lease liabilities as the Company’s operating lease liabilities largely represent future rental expenses associated with operating leases and the borrowing rates are based on publicly available interest rates.

The lease term includes options to extend or terminate the lease. These options to extend or terminate are assessed on a lease-by-lease basis and adjustments are made to the right-of-use asset and lease liability if the Company is reasonably certain that an option will be exercised and will be expensed on a straight-line basis. Right-of-use assets and lease liabilities arising from operating leases are included within accrued interest receivable and other assets and accrued interest payable and other liabilities, respectively, on the Consolidated Balance Sheets. See Note 6 – Leases for additional information on leases.

Bank-Owned Life Insurance

The Company purchased life insurance policies on certain current employees and former key executives. Bank-owned life insurance is recorded at the amount that can be realized under the insurance contract at the balance sheet date, which is the cash surrender value adjusted for other charges or other amounts due that are probable at settlement.

Income Taxes

Deferred tax assets and liabilities are recognized for the tax consequences of temporary differences between the reported amount of assets and liabilities and their tax bases. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. The determination of the amount of deferred income tax assets, which are more likely than not to be realized, is primarily dependent on projections of future earnings, which are subject to uncertainty and estimates that may change given economic conditions and other factors. The recognition of deferred income tax assets is assessed and a valuation allowance is recorded if it is “more likely than not” that all or a portion of the deferred tax assets will not be realized. “More likely than not” is defined as greater than a 50% chance. All available evidence, both positive and negative, is considered to determine whether, based on the weight of that evidence, a valuation allowance is needed.

The Company considers all tax positions recognized in its financial statements for the likelihood of realization. When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than fifty percent likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above, if any, is reflected as a liability for unrecognized tax benefits in the accompanying consolidated balance sheet along with any associated interest and penalties that would be payable to the taxing authorities upon examination. Interest expense and penalties associated with unrecognized tax benefits, if any, are included in the provision for income taxes in the statement of operations. The Company did not have any uncertain income tax positions and has not accrued for any interest or penalties as of March 31, 2025 or December 31, 2024.

Stock-Based Compensation

Compensation cost is recognized for restricted stock awards based on the fair value of these awards at the date of grant. The market price of the Company’s common stock at the date of grant is used for the fair value of restricted stock awards. Compensation cost is recognized over the required service period, generally defined as the vesting period. For awards with graded vesting, compensation cost is recognized on a straight-line basis over the requisite service period for the entire award. The Company’s accounting policy is to recognize forfeitures as they occur.

Earnings Per Common Share

Basic earnings per share (“EPS”) is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock, such as stock options, result in the issuance of common stock which share in the earnings of the Company. The treasury stock method is applied to determine the dilutive effect of stock options in computing diluted EPS. Earnings and dividends per share are restated for all stock splits and stock dividends through date of issuance of the financial statements.

Comprehensive Income/(Loss)

Comprehensive income is a more inclusive financial reporting methodology that includes disclosure of other comprehensive income that historically has not been recognized in the calculation of net income. Unrealized gains and losses on the Company’s available-for-sale investment securities and cash flow hedges are included in other comprehensive income.

Derivative Financial Instruments

The Company follows the guidance under ASC 815, Derivatives and Hedging, and records all derivatives on the Consolidated Balance Sheets at fair value. For derivatives designated as qualifying cash flow hedging relationships, the change in fair value of the effective portion is accounted for in other comprehensive income/(loss). As of March 31, 2025 and December 31, 2024, the Company had no outstanding derivative contracts.

In connection with negotiated credit facilities and certain other services, the Company may obtain equity warrant assets giving it the right to acquire stock in primarily private, venture-backed companies. The Company accounts for these equity warrant assets as derivatives when they contain net settlement terms and other qualifying criteria under ASC 815. These equity warrant assets are measured at estimated fair value on a monthly basis and are included in accrued interest receivable and other assets in the Consolidated Balance Sheets at the time they are obtained. For additional information, see Note 16 - Derivatives and Hedging.

Loss Contingencies

Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there are any such matters that will have a material effect on the financial statements.

Accounting Standards Updates

ASU No. 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures.” ASU 2023-09 requires public business entities to disclose in their rate reconciliation table additional categories of information about federal, state and foreign income taxes and to provide more details about the reconciling items in some categories if items meet a quantitative threshold. ASU 2023-09 also requires all entities to disclose income taxes paid, net of refunds, disaggregated by federal, state and foreign taxes for annual periods and to disaggregate the information by jurisdiction based on a quantitative threshold, among other things. ASU 2023-09 is effective for Public Business Entities for the annual period beginning January 1, 2025. We are considered an emerging growth company and plan to adopt this standard for the annual period beginning January 1, 2026. ASU 2023-09 is not expected to have a significant impact on our financial statements.

ASU No. 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures,” introduces requirements for reporting significant expenses by segment, presenting and describing other segment-related items, identifying the entity’s chief operating decision maker (including their role), and explaining how that individual uses reported profit or loss measures to evaluate segment performance. Additionally, it requires certain segment disclosures, previously only needed on an annual basis, to be presented in interim periods. Under ASU 2023-07, these changes become effective for fiscal years beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024. The Company has adopted this guidance, and the related updated disclosures can be found in Note 18– Business Segment Information.

In November 2024, the FASB issued ASU No. 2024-03, “Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses.” ASU 2024-03 requires public companies to disclose, in the notes to the financial statements, specific information about certain costs and expenses at each interim and annual reporting period. This includes disclosing amounts related to employee compensation, depreciation, and intangible asset amortization. In addition, public companies will need to provide qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively. ASU 2024-03 is effective for public business entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Implementation of ASU 2024-03 may be applied prospectively or retrospectively. ASU 2024-03 is not expected to have a material impact on our consolidated financial statements.

In January 2025, the FASB issued ASU 2025-01, “Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date.” ASU 2025-01 amends the effective date of ASU 2024-03 to clarify that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Early adoption of ASU 2024-03 is permitted. ASU 2025-01 is not expected to have a material impact on our consolidated financial statements.

2. INVESTMENT SECURITIES

The Company did not hold securities classified as trading or held-to-maturity at March 31, 2025 or December 31, 2024. The amortized cost and estimated fair value of available-for-sale investment securities at March 31, 2025 and December 31, 2024 consisted of the following:

March 31, 2025
(In thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Available-for-Sale:
U.S. agencies	$526	$-	$(29)	$497
Commercial mortgage-backed securities	3,137	1	(237)	2,901
Residential mortgage-backed securities	353,837	-	(65,251)	288,586
U.S. states and political subdivisions	4,705	53	(125)	4,633
Total available-for-sale	$362,205	$54	$(65,642)	$296,617

December 31, 2024
(In thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Available-for-Sale:
U.S. Agencies	$578	$-	$(40)	$538
Commercial mortgage-backed securities	3,161	-	(298)	2,863
Residential mortgage-backed	360,713	-	(72,252)	288,461
U.S. states and political subdivisions	4,703	57	(66)	4,694
Total available-for-sale	$369,155	$57	$(72,656)	$296,556

Net unrealized losses on available-for-sale investment securities totaling $46.4 million were recorded as accumulated other comprehensive income, net of tax of $19.2 million, within shareholders’ equity at March 31, 2025. Net unrealized loss on available-for-sale investment securities totaling $51.3 million were recorded as accumulated other comprehensive income, net of tax of $21.3 million, within shareholders’ equity at December 31, 2024.

There were no sales or calls of investment securities during the three months ended March 31, 2025 or March 31, 2024. Therefore, there were no realized gains or losses. There were no transfers between investment categories during the three months ended March 31, 2025 or March 31, 2024.

Investment securities with unrealized losses at March 31, 2025 and December 31, 2024 are summarized and classified according to the duration of the loss period as follows: (in thousands)

March 31, 2025
	Less than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Available-for-Sale:
U.S. Agencies	$-	$-	$497	$(29)	$497	$(29)
Commercial mortgage-backed securities	988	(25)	1,178	(212)	2,166	(237)
Residential mortgage-backed securities	2,480	(18)	286,106	(65,233)	288,586	(65,251)
U.S. states and political subdivisions	2,579	(125)	-	-	2,579	(125)
Total available-for-sale	$6,047	$(168)	$287,781	$(65,474)	$293,828	$(65,642)

December 31, 2024
	Less than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Available-for-Sale:
U.S. Agencies	$-	$-	$538	$(40)	$538	$(40)
Commercial mortgage-backed securities	1,691	(54)	1,172	(244)	2,863	(298)
Residential mortgage-backed securities	2,460	(46)	286,001	(72,206)	288,461	(72,252)
U.S. states and political subdivisions	2,637	(66)	-	-	2,637	(66)
Total available-for-sale	$6,788	$(166)	$287,711	$(72,490)	$294,499	$(72,656)

At March 31, 2025, the Company held 26 securities available-for-sale which were in a loss position for greater than 12 months. Management believes the unrealized losses on the Company’s investment securities were caused by interest rate changes. The contractual cash flows of those investments are guaranteed or supported by an agency or sponsored entity of the U.S. Government. Accordingly, it is expected that the securities would not be settled at a price less than the amortized cost of the Company’s investment.

The Company does not intend to sell and does not believe it will be required to sell securities in an unrealized loss position prior to the recovery of their amortized cost basis. No credit impairment was recorded for those securities in an unrealized loss position for the three months ended March 31, 2025 or March 31, 2024, and there was no allowance for credit losses on securities available-for-sale recorded as of March 31, 2025 or December 31, 2024.

The amortized cost and estimated fair value of available-for-sale investment securities at March 31, 2025 by contractual maturity are shown below. Expected maturities will differ from contractual maturities because the issuers of the securities may have the right to call or prepay obligations with or without call or prepayment penalties. (in thousands)

	Available-for-sale
	Amortized Cost	Fair Value
Within one year	$-	$-
One to five years	-	-
Five to ten years	526	497
Beyond ten years	4,705	4,633
	5,231	5,130
Investment securities not due at a single maturity date:
Commercial mortgage-backed securities	3,137	2,901
Residential mortgage-backed securities	353,837	288,586
	$362,205	$296,617

Investment securities with fair values of $15.6 million and $15.5 million were pledged at March 31, 2025 and December 31, 2024, respectively, toward certain letters of credit. No investment securities were pledged to secure public deposits at March 31, 2025 or December 31, 2024.

3. LOANS

Outstanding loans are summarized below: (in thousands)

	March 31, 2025	December 31, 2024
Commercial and industrial	$803,822	$817,422
Construction	227,246	247,055
Residential real estate	32,892	27,422
Commercial real estate	776,014	773,259
Consumer	2,080	957
Total outstanding loans	1,842,054	1,866,115

Deferred loan origination fees, net	(867)	(1,173)
Allowance for credit losses	(18,722)	(18,679)
Total loans net of allowance for credit losses	$1,822,465	$1,846,263

From time to time, the Bank pledges loans as collateral under a short-term borrowing arrangement through the Discount Window of the Federal Reserve Bank. The Bank has pledged a total of $958.4 million and $897.5 million of loans for borrowing capacity of $843.4 million and $786.5 million at March 31, 2025 and December 31, 2024, respectively. The Bank had no Federal Reserve Bank borrowings outstanding that were secured by loans as of March 31, 2025 and December 31, 2024.

The Bank has entered into an agreement providing for the pledging of loans for borrowing capacity with the Federal Home Loan Bank. The Bank pledged a total of $669.9 million of loans for remaining borrowing capacity of $373.9 million at March 31, 2025. The Bank pledged a total of $654.8 million of loans for remaining borrowing capacity of $391.2 million at December 31, 2024. The bank had $85.0 million and $70.0 million in FHLB borrowings outstanding at March 31, 2025 and December 31, 2024, respectively. (See Note 8 – Subordinated Debt and Other Borrowing Arrangements).

4. ALLOWANCE FOR CREDIT LOSSES

Changes in the allowance for credit losses on loans during the three months ended March 31, 2025 and 2024 were as follows: (in thousands)

	March 31, 2025	March 31, 2024
Balance, beginning of year	$18,679	$19,131
Provision for credit losses on loans	-	211
Losses charged to allowance	-	-
Recoveries	43	-
Balance, end of year	$18,722	$19,342

Accrued interest receivable related to loans totaled $7.4 million at both March 31, 2025, and December 31, 2024 and was reported in accrued interest receivable and other assets on the consolidated balance sheets. Accrued interest receivable was excluded from the estimate of credit losses.

Allocation of the allowance for credit losses on loans by portfolio segment for the three months ended March 31, 2025 and 2024 are as follows: (in thousands)

	Three Months Ended March 31, 2025
	Commercial and Industrial	Construction	Residential Real Estate	Commercial Real Estate	Consumer	Total
Beginning balance	$10,170	$3,005	$286	$5,207	$11	$18,679
Provision for credit losses(1)	776	(183)	81	(684)	10	-
Loans charged-off	-	-	-	-	-	-
Recoveries	43	-	-	-	-	43
Ending balance	$10,989	$2,822	$367	$4,523	$21	$18,722

	Three Months Ended March 31, 2024
	Commercial and Industrial	Construction	Residential Real Estate	Commercial Real Estate	Consumer	Total
Beginning balance	$9,794	$3,156	$145	$6,035	$1	$19,131
Provision for credit losses(1)	39	297	(9)	(119)	3	211
Loans charged-off	-	-	-	-	-	-
Recoveries	-	-	-	-	-	-
Ending balance	$9,833	$3,453	$136	$5,916	$4	$19,342

(1)	Excludes provision for unfunded commitments of $0 and $108,000 for the three months ended March 31, 2025 and 2024, respectively.

The following table presents the amortized cost basis of loans on nonaccrual status and loans past due over 89 days still accruing as of March 31, 2025 and December 31, 2024: (in thousands)

March 31, 2025
	Nonaccrual With No Allowance for Credit Losses	Nonaccrual With Allowance for Credit Losses	Total Nonaccrual	Loans Past Due over 89 Days Still Accruing
Commercial and industrial	$109	$1,231	$1,340	$-
Construction	-	-	-	-
Residential Real Estate	-	-	-	-
Commercial Real Estate	-	-	-	-
Consumer	-	-	-	-
	$109	$1,231	$1,340	$-

December 31, 2024
	Nonaccrual With No Allowance for Credit Losses	Nonaccrual With Allowance for Credit Losses	Total Nonaccrual	Loans Past Due over 89 Days Still Accruing
Commercial and industrial	$113	$1,234	$1,347	$-
Construction	-	-	-	-
Residential Real Estate	-	-	-	-
Commercial Real Estate	-	-	-	-
Consumer	-	-	-	-
	$113	$1,234	$1,347	$-

The following tables present the risk category and gross charge-offs by vintage year, which is the year of origination or most recent renewal, as of the date indicated. Gross charge-offs are presented for the three months ended March 31, 2025 and the year ended December 31, 2024 in the tables below.

	Term Loans Amortized Cost Basis by Origination Year						Revolving Loans Amortized Cost	Revolving Loans Converted
(In thousands)	2025	2024	2023	2022	2021	Prior	Basis	to Term	Total
March 31, 2025
Commercial and industrial
Risk Rating
Pass	$33,438	$125,088	$83,640	$56,223	$63,301	$19,292	$407,601	$-	$788,583
Special Mention	-	-	4,267	3,883	134	-	3,227	-	11,511
Substandard	-	-	-	249	-	-	2,139	-	2,388
Substandard - Nonaccrual	-	-	-	-	-	109	-	-	109
Doubtful	-	-	1,231	-	-	-	-	-	1,231
Total	$33,438	$125,088	$89,138	$60,355	$63,435	$19,401	$412,967	$-	$803,822
Gross charge-offs	$-	$-	$-	$-	$-	$-	$-	$-	$-

Construction
Risk Rating
Pass	$6,083	$68,952	$64,683	$50,284	$14,744	$7,733	$-	$-	$212,479
Special Mention	-	-	-	-	14,767	-	-	-	14,767
Total	$6,083	$68,952	$64,683	$50,284	$29,511	$7,733	$-	$-	$227,246
Gross charge-offs	$-	$-	$-	$-	$-	$-	$-	$-	$-

Residential Real Estate
Risk Rating
Pass	$-	$1,610	$4,379	$674	$-	$2,781	$23,448	$-	$32,892
Total	$-	$1,610	$4,379	$674	$-	$2,781	$23,448	$-	$32,892
Gross charge-offs	$-	$-	$-	$-	$-	$-	$-	$-	$-

Commercial Real Estate
Risk Rating
Pass	$21,011	$58,454	$162,035	$133,195	$139,186	$241,269	$20,864	$-	$776,014
Special Mention	-	-	-	-	-	-	-	-	-
Total	$21,011	$58,454	$162,035	$133,195	$139,186	$241,269	$20,864	$-	$776,014
Gross charge-offs	$-	$-	$-	$-	$-	$-	$-	$-	$-

Consumer
Risk Rating
Pass	$-	$-	$-	$-	$-	$-	$2,080	$-	$2,080
Total	$-	$-	$-	$-	$-	$-	$2,080	$-	$2,080
Gross charge-offs	$-	$-	$-	$-	$-	$-	$-	$-	$-

Total
Pass	$60,532	$254,104	$314,737	$240,376	$217,231	$271,075	$453,993	$-	$1,812,048
Special Mention	-	-	4,267	3,883	14,901	-	3,227	-	26,278
Substandard	-	-	-	249	-	-	2,139	-	2,388
Substandard - Nonaccrual	-	-	-	-	-	109	-	-	109
Doubtful	-	-	1,231	-	-	-	-	-	1,231
Total	$60,532	$254,104	$320,235	$244,508	$232,132	$271,184	$459,359	$-	$1,842,054

	Term Loans Amortized Cost Basis by Origination Year						Revolving Loans Amortized Cost	Revolving Loans Converted
	2024	2023	2022	2021	2020	Prior	Basis	to Term	Total
December 31, 2024
Commercial and industrial
Risk Rating
Pass	$131,267	$95,642	$66,474	$74,282	$13,715	$6,223	$413,781	$-	$801,384
Special Mention	-	5,524	4,031	318	69	-	1,950	-	11,892
Substandard	-	-	329	-	-	-	2,470	-	2,799
Substandard - Nonaccrual	-	-	-	-	-	113	-	-	113
Doubtful	-	1,234	-	-	-	-	-	-	1,234
Total	$131,267	$102,400	$70,834	$74,600	$13,784	$6,336	$418,201	$-	$817,422
Gross charge-offs	$4,361	$-	$-	$-	$-	$-	$-	$-	$4,361

Construction
Risk Rating
Pass	$60,400	$71,819	$49,680	$23,694	$3,971	$3,780	$6,632	$-	$219,976
Special Mention	-	-	3,060	24,019	-	-	-	-	27,079
Total	$60,400	$71,819	$52,740	$47,713	$3,971	$3,780	$6,632	$-	$247,055
Gross charge-offs	$-	$-	$-	$-	$-	$-	$-	$-	$-

Residential Real Estate
Risk Rating
Pass	$1,070	$4,395	$677	$-	$1,970	$857	$18,453	$-	$27,422
Total	$1,070	$4,395	$677	$-	$1,970	$857	$18,453	$-	$27,422
Gross charge-offs	$-	$-	$-	$-	$-	$-	$-	$-	$-

Commercial Real Estate
Risk Rating
Pass	$58,681	$163,333	$134,121	$143,578	$46,213	$203,190	$20,723	$-	$769,839
Special Mention	-	-	-	-	-	1,420	2,000	-	3,420
Total	$58,681	$163,333	$134,121	$143,578	$46,213	$204,610	$22,723	$-	$773,259
Gross charge-offs	$-	$-	$-	$-	$-	$-	$-	$-	$-

Consumer
Risk Rating
Pass	$-	$-	$-	$-	$-	$-	$957	$-	$957
Total	$-	$-	$-	$-	$-	$-	$957	$-	$957
Gross charge-offs	$-	$-	$-	$-	$-	$-	$-	$-	$-

Total
Pass	$251,418	$335,189	$250,952	$241,554	$65,869	$214,050	$460,546	$-	$1,819,578
Special Mention	-	5,524	7,091	24,337	69	1,420	3,950	-	42,391
Substandard	-	-	329	-	-	-	2,470	-	2,799
Substandard - Nonaccrual	-	-	-	-	-	113	-	-	113
Doubtful	-	1,234	-	-	-	-	-	-	1,234
Total	$251,418	$341,947	$258,372	$265,891	$65,938	$215,583	$466,966	$-	$1,866,115

The Company monitors loans by past due status. The following tables present the aging of past due loans as of March 31, 2025 and December 31, 2024: (in thousands)

	March 31, 2025
	60-89 Days Past Due	Greater than 89 days and Still Accruing	Nonaccrual	Total Past Due and Nonaccrual	Current	Total
Commercial and industrial	$-	$-	$1,340	$1,340	$802,482	$803,822
Construction		-	-	-	227,246	227,246
Residential Real Estate	-	-	-	-	32,892	32,892
Commercial Real Estate	-	-	-	-	776,014	776,014
Consumer	-	-	-	-	2,080	2,080
Total	$-	$-	$1,340	$1,340	$1,840,714	$1,842,054

	December 31, 2024
	60-89 Days Past Due	Greater than 89 days and Still Accruing	Nonaccrual	Total Past Due and Nonaccrual	Current	Total
Commercial and industrial	-	$-	$1,347	$1,347	$816,075	$817,422
Construction		-	-	-	247,055	247,055
Residential Real Estate	-	-	-	-	27,422	27,422
Commercial Real Estate	-	-	-	-	773,259	773,259
Consumer	-	-	-	-	957	957
Total	$-	$-	$1,347	$1,347	$1,864,768	$1,866,115

Loans that are deemed by management to no longer possess risk characteristics similar to other loans in the portfolio, or that have been identified as collateral dependent, are evaluated individually for purposes of determining an appropriate lifetime allowance for credit losses. Loans deemed collateral dependent require evaluation based on the estimated fair value of the underlying collateral, less estimated costs to sell. The following table presents outstanding loan balances of collateral-dependent loans by portfolio segment as of March 31, 2025 and December 31, 2024:

Collateral Type
	Real Property	Business Assets	Accounts Receivable	Equipment	Total
March 31, 2025
Commercial and industrial	$109	$-	$-	$-	$109
Construction	-	-	-	-	-
Residential Real Estate	-	-	-	-	-
Commercial Real Estate	-	-	-	-	-
Consumer	-	-	-	-	-
Total	$109	$-	$-	$-	$109

December 31, 2024
Commercial and industrial	$113	$-	$-	$-	$113
Construction	-	-	-	-	-
Residential Real Estate	-	-	-	-	-
Commercial Real Estate	-	-	-	-	-
Consumer	-	-	-	-	-
	$113	$-	$-	$-	$113

The recorded investment in loans includes accrued interest receivable and loan origination fees, net. For purposes of this disclosure, the unpaid principal balance is not reduced for any related allowance for credit losses.

Occasionally, the Company modifies loans to borrowers in financial distress by providing principal forgiveness, term extension, an other-than-insignificant payment delay or interest rate reduction. In some cases, the Company provides multiple types of concessions on one loan.

The following tables present the amortized cost basis of loans at March 31, 2025 and December 31, 2024, that were both experiencing financial difficulty and modified during the three months ended March 31, 2025 and the year ended December 31, 2024, by portfolio segment and by type of modification. The percentage of the amortized cost basis of loans that were modified to borrowers in financial distress as compared to the amortized cost basis of each segment of financing receivable is also presented below: (in thousands)

	Extension	Payment Delay and Term Extension	Interest Rate Reduction and Payment Delay	Interest Rate Reduction, Payment Delay and Term Extension	Principal Forgiveness, Interest Rate Reduction, Payment Delay and Term Extension	Total	% of Total Class
March 31, 2025
Commercial and industrial	$4,636	$-	$-	$739	$-	$5,375	0.67%
Construction	-	-	-	-	-	-	-
Residential Real Estate	-	-	-	-	-	-	-
Commercial Real Estate	-	-	-	-	-	-	-
Consumer	-	-	-	-	-	-	-
Total	$4,636	$-	$-	$739	$-	$5,375	0.29%

December 31, 2024
Commercial and industrial	$8,172	$-	$-	$-	$-	$8,172	1.00%
Construction	20,511	-	-	-	-	20,511	8.30
Residential Real Estate	-	-	-	-	-	-	-
Commercial Real Estate	-	-	-	-	-	-	-
Consumer	-	-	-	-	-	-	-
Total	$28,683	$-	$-	$-	$-	$28,683	1.54%

The Company has committed to lend additional amounts totaling $106,000 and $1.9 million to the borrowers included in the previous tables for the three months ended March 31, 2025 and the year ended December 31, 2024, respectively. There were no loans that were modified during the prior twelve months to borrowers experiencing financial difficulty that were in payment default at March 31, 2025.

5. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

(In thousands)	March 31, 2025	December 31, 2024
Leasehold improvements	$5,284	$5,270
Furniture and equipment	1,525	1,516
Computer equipment	1,178	1,178

Gross property and equipment	7,987	7,964

Less accumulated depreciation and amortization	5,869	5,633

Property and equipment, net	$2,118	$2,331

Depreciation included in occupancy and equipment expense totaled $236,000 and $253,000 for the three months ended March 31, 2025 and March 31, 2024, respectively.

6. LEASES

Lease Arrangements

The Company enters into leases in the normal course of business primarily for headquarters, back-office operations locations and business development offices. The Company’s leases have remaining terms ranging from 2 to 65 months, some of which include termination or renewal options to extend the lease for up to 5 years.

The Company leases its administrative offices in San Jose under a noncancellable operating lease. The lease expires in 2027 and has one five-year renewal option. The Company also leases office space for loan production offices in Redwood City and San Francisco, California. At the end of September 2021, the Company closed its Palo Alto branch office and the space has been subleased. The Redwood City loan production office lease expires in 2025 and has one three-year renewal option. The San Francisco loan production office lease expires in 2030.

Leases are classified as operating or finance leases at the lease commencement date. The Company does not currently have any significant finance leases in which it is the lessee. Lease expense for operating leases and short-term leases is recognized on a straight-line basis over the lease term. Right-of-use assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Right-of-use assets and lease liabilities are recognized at the lease commencement date based on the estimated present value of lease payments over the lease term.

The Company uses its incremental borrowing rate at lease commencement to calculate the present value of lease payments when the rate implicit in a lease is not known. The Company’s incremental borrowing rate is based on the Federal Home Loan Bank of San Francisco, adjusted for the lease term and other factors.

Right-of-use assets and lease liabilities by lease type, and the associated balance sheet classifications, are as follows:

(In thousands)
Balance Sheet Classification	March 31, 2025	December 31, 2024
Right-of-use assets:
Operating leases - Accrued interest receivable and other assets	$7,143	$6,933
Total right-of-use assets	$7,143	$6,933

Lease liabilities:
Operating leases - Accrued interest payable and other liabilities	$7,861	$7,686
Total lease liabilities	$7,861	$7,686

Lease Expense

Total lease cost was comprised solely of operating lease expense of $770,000 and $762,000 for the three months ended March 31, 2025 and March 31, 2024, respectively.

Lease Obligations

Future undiscounted lease payments for operating leases with initial terms of one year or more as of March 31, 2025 are as follows:

March 31,	Leases
2026	$2,625
2027	2,704
2028	1,953
2029	844
2030	861
Thereafter	128
Total undiscounted lease payments	9,115
Less imputed interest	1,254
Net lease liabilities	$7,861

Supplemental Lease Information	March 31, 2025	December 31, 2024
Operating lease weighted average remaining lease term (years)	3.76	3.87
Operating lease weighted average discount rate	2.55%	2.52%

7. DEPOSITS

The Company’s total deposits consisted of the following:

(In thousands)	March 31, 2025	December 31, 2024
Interest-bearing checking	$965,467	$993,219
Savings	3,512	3,052
Money market	395,498	335,526
Time, $250,000 or more	38,313	51,009
Other time	19,960	23,459
Brokered(1)	86,915	70,763
Total interest-bearing deposits	1,509,665	1,477,028
Noninterest-bearing deposits	419,823	414,327
Total deposits	$1,929,488	$1,891,355

(1)	FDIC regulations impose a general cap on reciprocal deposits that may be exempt from brokered deposits classification equal to 20% of the Bank’s total liabilities. As of March 31, 2025 and December 31, 2024, an additional $447.8 million and $470.0 million of our deposits were considered brokered deposits by the FDIC due to being in excess of the general cap, respectively.

Brokered deposits are used to supplement the Company’s traditional deposit funding sources. At March 31, 2025 and December 31, 2024, they represented 5% and 4% of total deposits, respectively.

At March 31, 2025, scheduled maturities of time deposits were as follows (in thousands):

2026	$57,098
2027	51
2028	-
2029	1,124
2030 and after	-
Total time deposits	$58,273

Interest expense recognized on interest-bearing deposits for the three months ended March 31, 2025 and March 31, 2024, consisted of the following:

	For the Three Months Ended March 31, 2025	For the Three Months Ended March 31, 2024
Interest-bearing checking	$8,530	$7,439
Savings	9	13
Money market	2,862	2,257
Time, $250,000 or more	347	269
Other time	211	286
Brokered	868	1,770
Total interest on deposits	$12,827	$12,034

Overdrawn deposit accounts reclassified as loans were $483,000 and $70,000 as of March 31, 2025 and December 31, 2024, respectively.

At March 31, 2025, the Company had no deposit relationships that exceeded 5% of total deposits. At December 31, 2024, the Company had one deposit relationship that exceeded 5% of total deposits. At $97.0 million, it represented 5% of total deposits.

8. SUBORDINATED DEBT AND OTHER BORROWING ARRANGEMENTS

On December 20, 2019, the Company issued $22.0 million in ten-year, fixed-to-floating rate subordinated notes to certain qualified institutional buyers and institutional accredited investors. The subordinated notes have a maturity date of December 30, 2029 and bear interest at the rate of 5.0% per annum, payable semiannually for the first five years of the term, and then quarterly at a variable rate based on the then current 3-month Secured Overnight Financing Rate plus 359.5 basis points. The notes are redeemable after five years subject to certain conditions. The indebtedness evidenced by the subordinated notes, including principal and interest, is unsecured and subordinate and junior to general and secured creditors and depositors. On the balance sheet the subordinated notes are carried net of debt issuance costs, and these were fully amortized as of December 31, 2024.

The Company had unsecured Federal Funds lines of credit totaling $175.0 million with its correspondent banks at both March 31, 2025 and December 31, 2024. There were borrowings outstanding of $70.0 million and $115.0 million as of March 31, 2025 and December 31, 2024, respectively. The interest rate paid on the borrowings outstanding was 4.45%-4.50% as of March 31, 2025 and 4.40%-4.65% as of December 31, 2024.

The Company has a short-term borrowing arrangement with the Federal Reserve Bank through the Discount Window. The Company currently has a detailed lien on certain loans to secure borrowings. The borrowing capacity under the agreement varies depending on the amount of loans pledged and totaled $843.4 million and $786.5 million as of March 31, 2025 and December 31, 2024, respectively. There were no borrowings outstanding under the agreement at March 31, 2025 or December 31, 2024.

As a member of the Federal Home Loan Bank of San Francisco, the Bank is eligible to use the FHLB’s facilities for short - and long-term borrowing. Borrowing capacity requires stock ownership in the FHLB and is based on pledged assets or a blanket lien against certain loan categories. There were borrowings outstanding from the FHLB totaling $85.0 million and $70.0 million at March 31, 2025 and December 31, 2024, respectively. The remaining borrowing capacity at March 31, 2025 and December 31, 2024, was $373.9 million and $391.2 million, respectively, under a detailed lien on loans.

9. SHAREHOLDERS’ EQUITY

Dividends

The Company’s ability to pay cash dividends is dependent on dividends paid to it by the Bank, if any, and limited by Federal and California law. Under California law, the holders of common stock of the Company are entitled to receive dividends when and as declared by the Board of Directors, out of funds legally available, subject to certain restrictions. The California General Corporation Law prohibits the Company from paying dividends on its common stock unless either: (i) the amount of retained earnings of the corporation immediately prior to the dividend equals or exceeds the sum of (A) the amount of the proposed dividend plus (B) the preferential preferred dividends in arrears amount, if any, or (ii) immediately after the dividend, the value of the corporation’s assets would equal or exceed the sum of its total liabilities plus the preferential rights amount, if any.

Dividends paid from the Bank to the Company are restricted under certain Federal laws and regulations governing banks. In addition, the California Financial Code restricts the total dividend payment of any bank in any one year to the lesser of (1) the bank’s retained earnings or (2) the bank’s net income for its last three fiscal years, less distributions made to shareholders during the same three-year period, without the prior approval of the California Department of Financial Protection and Innovation. At March 31, 2025, $63.3 million was free of such restrictions.

Earnings Per Common Share

A reconciliation of the numerators and denominators of the basic and diluted earnings per common share computations for the three months ended March 31, 2025 and March 31, 2024 is shown below.

(In thousands, except per share amounts)	Net Income	Net Income Available to Common Shareholders	Weighted Average Number of Shares Outstanding	Per Share Amount
March 31, 2025
Basic earnings per common share	$5,436	$5,436	7,488,051	$0.73
Effect of dilutive restricted stock			194,833
Diluted earnings per common share	$5,436	$5,436	7,682,884	$0.71

March 31 2024
Basic earnings per common share	$5,246	$5,246	7,386,639	$0.71
Effect of dilutive restricted stock			164,767
Diluted earnings per common share	$5,246	$5,246	7,551,406	$0.69

There were 92 shares excluded from the calculation of diluted earnings per share for the three months ended March 31, 2025, and 57 shares excluded for the three months ended March 31, 2024. These awards were considered anti-dilutive because the assumed proceeds divided by the weighted average shares issuable were higher than the average price of the shares.

Stock Repurchase Program

The Company announced a stock repurchase program on November 25, 2020, effective immediately, authorizing the repurchase of up to 5% or 307,780 shares of the Company’s outstanding common stock. The program has no expiration date. Under the stock repurchase program, the Company may, from time to time, repurchase shares of its outstanding common stock in the open market, in privately-negotiated transactions, or otherwise, subject to applicable laws and regulations. The extent to which the Company repurchases its shares, and the timing of such repurchases, will depend upon a variety of factors, including market conditions, regulatory requirements, availability of funds, and other relevant considerations, as determined by the Company. The Company may, at its discretion, begin, suspend or terminate repurchases at any time prior to the program’s expiration, without any prior notice. There is no obligation on the part of the Company to repurchase any shares of its common stock. For the three months ended March 31, 2025 and March 31, 2024, no shares were repurchased.

Regulatory Capital

Banks and bank holding companies are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and, additionally for banks, prompt corrective action regulations, involve quantitative measures of assets, liabilities and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet capital requirements can initiate regulatory action. Under the Basel III rules, the Company must hold a capital conservation buffer above the adequately capitalized risk-based capital ratios. The net unrealized gain or loss on available-for-sale securities is not included in computing regulatory capital. Management believes as of March 31, 2025 and December 31, 2024, the Company and the Bank meet all capital adequacy requirements to which they are subject.

Prompt corrective action regulations provide five classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required. At March 31, 2025 and December 31, 2024, the most recent regulatory notifications categorized the Bank as “well capitalized” under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the institution’s category.

To be categorized as well-capitalized, under the regulatory framework for prompt corrective actions, the Company and the Bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the table below.

Actual and required capital amounts (in thousands) and ratios, exclusive of the capital conservation buffer are presented below at March 31, 2025 and December 31, 2024:

	March 31, 2025		December 31, 2024
	Amount	Ratio	Amount	Ratio
Leverage Ratio
Avidbank Holdings, Inc.	$242,978	10.39%	$237,700	10.35%
Minimum regulatory requirement	$93,570	4.00%	$91,844	4.00%

Avidbank	$257,076	11.02%	$253,437	11.07%
Minimum requirement for “Well-Capitalized” institution	$116,647	5.00%	$114,510	5.00%
Minimum regulatory requirement	$93,317	4.00%	$91,608	4.00%

Common Equity Tier I
Avidbank Holdings, Inc.	$242,978	11.10%	$237,700	10.59%
Minimum regulatory requirement	$98,501	4.50%	$101,018	4.50%

Avidbank	$257,076	11.78%	$253,437	11.32%
Minimum requirement for “Well-Capitalized” institution	$141,860	6.50%	$145,515	6.50%
Minimum regulatory requirement	$98,211	4.50%	$100,741	4.50%

Tier 1 Risk-Based Capital Ratio
Avidbank Holdings, Inc.	$242,978	11.10%	$237,700	10.59%
Minimum regulatory requirement	$131,335	6.00%	$134,690	6.00%

Avidbank	$257,076	11.78%	$253,437	11.32%
Minimum requirement for “Well-Capitalized” institution	$174,597	8.00%	$179,095	8.00%
Minimum regulatory requirement	$130,948	6.00%	$134,322	6.00%

Total Risk-Based Capital Ratio
Avidbank Holdings, Inc.	$281,545	12.86%	$276,225	12.30%
Minimum regulatory requirement	$175,114	8.00%	$179,587	8.00%

Avidbank	$278,043	12.74%	$274,362	12.26%
Minimum requirement for “Well-Capitalized” institution	$218,246	10.00%	$223,869	10.00%
Minimum regulatory requirement	$174,597	8.00%	$179,095	8.00%

10. INCOME TAXES

The provision for income taxes for the three months ended March 31, 2025 and March 31, 2024, consisted of the following:

	For the Three Months Ended
(In thousands)	March 31, 2025	March 31, 2024
Current income tax expense	$1,153	$1,361
Deferred tax expense	1,092	815
Total income tax expense	$2,245	$2,176

In assessing the realizability of deferred tax assets, management considers whether it is more-likely-than-not that some portion or all of the deferred tax assets will not be realized. A valuation allowance is provided when it is deemed more likely than not that some portion, or all, of the deferred tax asset will not be realized. In assessing the ability to realize the deferred tax assets, management considers the four possible sources of taxable income including future reversals of existing taxable temporary differences, future taxable income, taxable income in prior carryback years and tax-planning strategies that would, if necessary, be implemented. At March 31, 2025 and December 31, 2024, management believed deferred tax asset balances were fully realizable, and no valuation allowances were recorded.

The Company had no uncertain tax positions at March 31, 2025 or December 31, 2024. The amount of tax benefits that would impact the effective rate, if recognized, is not expected to be material. The Company does not anticipate any significant changes with respect to unrecognized tax benefits within the next twelve months.

Status of Open Tax Years

The Company is subject to U.S. Federal income tax as well as various other state income tax. Federal income tax returns for 2021 through 2023 and state income tax returns generally for 2020 through 2023 are currently open for Federal or state income tax examinations. The Company is not currently under audit by the IRS or state taxing authorities.

11. BENEFIT PLANS

Equity Incentive Awards

Under the 2013 and 2022 Equity Incentive Plans, the Company is able to provide stock-based awards to employees, directors, and contractors. Awards under the Equity Incentive Plans may be in the form of, but not limited to, the following: stock options, restricted stock or units, performance-based shares or units, and other stock-based awards as determined by the Board of Directors. The 2013 and 2022 Equity Incentive Plans specify that the option price may not be less than the fair market value of the stock at the date the option is granted, and that the stock must be paid for in full at the time the option is exercised. All options expire on a date determined by the Board of Directors, but not later than five years from the date of grant. Upon grant, options vest ratably over a four-year period. As of March 31, 2025, all stock option awards have been fully vested and exercised or expired. There are no plans to award additional stock option awards.

As of March 31, 2025, there were 129,788 remaining shares available to be granted as options or restricted stock among other forms of equity compensation under the 2022 Equity Incentive Plan (“2022 Plan”). Upon the approval of the 2022 Equity Incentive Plan, no new awards were granted under the 2013 Equity Incentive Plan (“2013 Plan”), however the Company may continue to issue shares of common stock pursuant to awards granted under the 2013 Plan that were outstanding as of the date of the approval of the 2022 Plan.

Restricted Common Stock Awards

The 2013 and 2022 Equity Incentive Plans provide for the issuance of restricted stock to directors and officers. Restricted common stock grants typically vest over a three-year period. Restricted common stock (all of which are shares of our common stock) is subject to forfeiture if employment terminates prior to vesting. The cost of these awards is recognized over the vesting period of the awards based on the fair value of our common stock on the date of the grant. The market price of the Company’s common stock at the date of grant is used for the fair value of restricted stock awards.

The following table summarizes restricted stock activity for the three months ended March 31, 2025:

	Shares	Weighted Average Grant Date Fair Value
Non-vested shares at December 31, 2024	451,095	$21.24
Granted	54,240	23.29
Vested	(115,948)	23.70
Forfeited	(6,755)	21.54
Non-vested shares at March 31, 2025	382,632	$20.78

During the three months ended March 31, 2025, 0 shares of restricted common stock were granted from the 2013 Equity Incentive Plan and 54,240 were granted from the 2022 Equity Incentive Plan. Offsetting the 54,240 grants were 42,062 shares withheld to cover taxes, in addition to 6,755 shares forfeited due to terminations that resulted in net restricted stock issued of 5,423 shares. The restricted common stock had a weighted average fair value of $23.29 per share on the date of grant. Most restricted shares granted have a three-year cliff vesting period, with shares vesting on the three year anniversary date; however the Company has started to grant awards that vest ratably over 3 years.

No shares were awarded to non-employee directors during the three months ended March 31, 2025. As of March 31, 2025, there were 382,632 shares of restricted stock that were nonvested and expected to vest. Stock-based compensation cost charged against income for restricted stock awards was $820,000 and $776,000 for the three months ended March 31, 2025 and 2024, respectively.

As of March 31, 2025, there was $5.1 million of total unrecognized compensation cost related to nonvested restricted common stock. Restricted stock compensation expense is recognized on a straight-line basis over the vesting period. This cost is expected to be recognized over a weighted average remaining period of 2.07 years.

Defined Contribution Plan

The Company has a 401(k) profit sharing plan. All employees 21 years of age or older become eligible to participate in the plan on the first day of the month following employment with the Bank. Eligible employees may elect to make tax deferred contributions of their salary up to the maximum amount allowed by law. The Bank may make additional contributions to the plan at the discretion of the Board of Directors. Bank contributions vest at a rate of 25% annually for all employees. Bank contributions for the three months ended March 31, 2025 and 2024 totaled $142,000 and $150,000, respectively.

12. COMMITMENTS AND CONTINGENCIES

Financial Instruments With Off-Balance-Sheet Risk

Some financial instruments, such as loan commitments, credit lines, letters of credit, and overdraft protection, are issued to meet customer financing needs. These are agreements to provide credit or to support the credit of others, as long as conditions established in the contract are met, and usually have expiration dates. Commitments may expire without being used. Off-balance sheet risk to credit loss exists up to the face amount of these instruments, although material losses are not anticipated. The same credit policies are used to make such commitments as are used for loans, including obtaining collateral at exercise of the commitment. We manage our liquidity position to make sure we have adequate liquidity and funding if there are significant draws on our unfunded commitments.

The Company has some commitments that are unconditionally cancellable at its discretion, and these amounts are not included in the totals below. The contractual amounts of financial instruments with off-balance sheet credit risk at year-end were as follows:

	March 31, 2025		December 31, 2024
	Fixed Rate	Variable Rate	Fixed Rate	Variable Rate
Commitments to extend credit	$33,580	$616,341	$39,225	$677,470
Standby letters of credit	2,139	15,509	2,190	15,853

Commitments to extend credit consist primarily of unfunded single-family residential and commercial real estate, construction loans and commercial revolving lines of credit. Construction loans are established under standard underwriting guidelines and policies and are secured by deeds of trust, with disbursements made over the course of construction. Commercial revolving lines of credit have a high degree of industry diversification. Commitments to make loans are generally made for periods of 10 years or less. The fixed rate loan commitments have interest rates ranging from 1.75% to 15.00% and maturities ranging primarily from 1 year to 24 years.

Standby letters of credit are generally secured and are issued by the Bank to guarantee the performance of a customer to a third party. The credit risk involved in issuing standby letters of credit is essentially the same as that involved in extending loans to customers. The fair value of the liability related to these standby letters of credit, which represents the fees received for issuing the guarantees, was not significant at March 31, 2025 and December 31, 2024. The Company recognizes these fees as revenue over the term of the commitment or when the commitment is used.

Significant Concentrations of Credit Risk

The Company grants real estate mortgage, real estate construction, commercial and consumer loans primarily to customers in the California counties of San Mateo, San Francisco and Santa Clara. Although the Company has a diversified loan portfolio, a substantial portion of its portfolio is secured by commercial and residential real estate. Management believes the loans within this concentration have no more than the normal risk of collectability. However, a substantial decline in real estate values in the Company’s primary market area could have an adverse impact on the collectability of these loans. Personal and business income represent the primary sources of repayment for a majority of these loans and management believes the risks presented by the concentration are further mitigated by diversification of property types within the Company’s real estate portfolio and by conservative underwriting.

At March 31, 2025 and December 31, 2024, in management’s judgment, a concentration of loans existed in construction and commercial real estate related loans. At both March 31, 2025 and December 31 2024, approximately 54% of the Company’s loans were construction and commercial real estate related, representing 12% and 42% of total outstanding loans, respectively, at March 31, 2025 and 13% and 41%, respectively, at December 31, 2024.

Contingencies

The Company is subject to legal proceedings and claims which arise in the ordinary course of business. In the opinion of management, the Company is not currently involved in any legal proceedings that would have a material impact on the financial statements.

13. RELATED PARTY TRANSACTIONS

During the normal course of business, the Company enters into transactions with related parties, including directors and officers. As of March 31, 2025 and December 31, 2024, there were no balances outstanding for related party loans and no additions or amounts repaid during three months ended March 31, 2025 or during the year ended December 31, 2024. Undisbursed commitments to related parties totaled $5,000 as of both March 31, 2025 and December 31, 2024, respectively.

Deposits of certain officers, directors, and their associates totaled approximately $459,000 and $519,000 as of March 31, 2025 and December 31, 2024, respectively.

14. OTHER EXPENSES

Other expenses for the three months ended March 31, 2025 and March 31, 2024 consisted of the following:

(In thousands)	March 31, 2025	March 31, 2024
Director’s fees and expenses	149	195
Correspondent bank charges	170	160
Advertising and marketing	127	86
Travel and meals	107	70
Business software and subscriptions	285	275
Other	241	198
Total other expenses	$1,079	$984

15. FAIR VALUE

In accordance with accounting guidance, the Company groups its financial assets and financial liabilities measured at fair value into three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

Level 1 - Valuations for assets and liabilities traded in active exchange markets, such as the New York Stock Exchange. Level 1 also includes U.S. Treasury, other U.S. government and agency mortgage-backed securities that are traded by dealers or brokers in active markets. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2 - Valuations for assets and liabilities traded in less active dealer or broker markets. Valuations are obtained from third party pricing services for identical or comparable assets or liabilities.

Level 3 - Valuations for assets and liabilities that are derived from other valuation methodologies, including option pricing models, discounted cash flow models and similar techniques, and not based on market exchange, dealer, or broker traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities.

Because no market exists for a significant portion of the Company’s financial instruments, fair value estimates are based on judgments regarding current economic conditions, risk characteristics of various financial instruments and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the fair values presented. The following methods and assumptions were used by the Company to estimate the fair values of its financial instruments at March 31, 2025 and December 31, 2024:

Cash and cash equivalents, Federal Funds Sold and interest-bearing deposits in other banks

The carrying amount of these instruments approximate the fair value and are classified as Level 1 in the fair value hierarchy.

Securities available-for-sale

Where quoted prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. Level 1 securities include highly liquid government bonds, certain mortgage products and exchange-traded equities. If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics, or discounted cash flows. Examples of such instruments, which would generally be classified within Level 2 of the valuation hierarchy, include certain collateralized mortgage and debt obligations, corporate bonds, municipal bonds and U.S. agency notes. In certain cases where there is limited activity or less transparency around inputs to the valuation, securities are classified within Level 3 of the valuation hierarchy. Securities classified within Level 3 might include certain residual interests in securitizations and other less liquid securities. As of March 31, 2025 and December 31, 2024, all securities available for sale were Level 2.

Loans

The fair value of variable rate loans that reprice frequently and with no significant change in credit risk is based on the carrying value and results in a classification of Level 3 within the fair value hierarchy. Fair value for other loans is estimated using discounted cash flow analysis using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality resulting in a Level 3 classification in the fair value hierarchy. For collateral dependent real estate loans, fair value is commonly based on recent real estate appraisals. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by the independent appraisers to adjust for differences between the comparable sales and income data available. Such adjustments are usually significant and typically result in a Level 3 classification of the inputs for determining fair value. Non-real estate collateral may be valued using an appraisal, net book value per the borrower’s financial statements, or aging reports, adjusted or discounted based on management’s historical knowledge, changes in market conditions from the time of the valuation, and management’s expertise and knowledge of the client and client’s business, resulting in a Level 3 fair value classification. Impaired loans are evaluated on a quarterly basis for additional impairment and adjusted accordingly. The estimated fair values of financial instruments disclosed above as of March 31, 2025 and December 31, 2024, follow the guidance in ASU 2016-01 which prescribes an “exit price” approach in estimating and disclosing fair value of financial instruments incorporating discounts for credit, liquidity, and marketability factors.

Deposits

The fair value of demand deposits, savings accounts, and money market deposits is the amount payable on demand at the reporting date. The fair value of fixed maturity certificates of deposits is estimated by discounting the future cash flows using rates currently offered for deposits of similar remaining maturities. Deposits are classified as Level 2.

Subordinated debt/other borrowings

Other Borrowings: The carrying amount of other borrowings approximate their fair values resulting in a Level 1 classification. They generally mature within thirty days or have a variable interest rate.

Subordinated Debt: The carrying amount of the Company’s Subordinated Debentures are estimated using discounted cash flow analysis based on the current borrowing rates for similar types of borrowing arrangements resulting in a Level 3 classification.

The carrying amounts and estimated fair values of financial instruments at March 31, 2025 and December 31, 2024, are as follows:

	Carrying	Fair Value Measurements at March 31, 2025 Using:
(In thousands)	Amount	Level 1	Level 2	Level 3	Total
Financial assets:
Cash and due from banks	$18,866	$18,866	$-	$-	$18,866
Due from Federal Reserve Bank and interest-bearing deposits in banks	106,135	106,135	-	-	106,135
Securities available-for-sale	296,617	-	296,617	-	296,617
Loans, net	1,822,465	-	-	1,802,600	1,802,600

Financial liabilities:
Deposits	1,929,488	-	1,905,526	-	1,905,526
Subordinated debt	22,000	-	-	24,863	24,863
Short-term borrowings	155,000	155,000	-	-	155,000

	Carrying	Fair Value Measurements at December 31, 2024 Using:
(In thousands)	Amount	Level 1	Level 2	Level 3	Total
Financial assets:
Cash and due from banks	$8,662	$8,662	$-	$-	$8,662
Due from Federal Reserve Bank and interest-bearing deposits in banks	74,039	74,039	-	-	74,039
Securities available-for-sale	296,556	-	296,556	-	296,556
Loans, net	1,846,263	-	-	1,825,368	1,825,368

Financial liabilities:
Deposits	1,891,355	-	1,737,457	-	1,737,457
Subordinated debt	22,000	-	-	24,809	24,809
Short-term borrowings	185,000	185,000	-	-	185,000

Assets Recorded at Fair Value

The following tables present information about the company’s assets and liabilities measured at fair value on a recurring and nonrecurring basis as of March 31, 2025 and December 31, 2024:

Recurring Basis

The Company is required or permitted to record the following assets at fair value on a recurring basis as follows:

	March 31, 2025
(In thousands)	Fair Value	Level 1	Level 2	Level 3
Securities available-for-sale
U.S. agency securities	$497	$-	$497	$-
Commercial mortgage-backed securities	2,901	-	2,901	-
Residential mortgage-backed securities	288,586	-	288,586	-
U.S. states and political subdivisions	4,633	-	4,633	-
Total securities available-for-sale	$296,617	$-	$296,617	$-

	December 31, 2024
(In thousands)	Fair Value	Level 1	Level 2	Level 3
Securities available-for-sale
U.S. agency securities	$538	$-	$538	$-
Commercial mortgage-backed securities	2,863	-	2,863	-
Residential mortgage-backed securities	288,461	-	288,461	-
U.S. states and political subdivisions	4,694	-	4,694	-
Total securities available-for-sale	$296,556	$-	$296,556	$-

Fair values for available-for-sale investment securities are based on quoted market prices for similar securities (Level 2). During the three months ended March 31, 2025 and the year ended December 31, 2024, there were no significant transfers in or out of Levels 1, 2 or 3.

Non-recurring Basis

The Company may be required, from time to time, to measure certain other financial assets at fair value on a non-recurring basis in accordance with GAAP. These adjustments to fair value usually result from application of lower-of-cost-or-market accounting or write-downs of individual assets.

A loan is considered to be collateral dependent when, based upon management’s assessment, the borrower is experiencing financial difficulty and repayment is expected to be provided substantially through the operation or sale of the collateral. At the time a loan is considered collateral dependent, it is valued at fair value, less estimated costs to sell. Collateral dependent loans carried at fair value generally receive specific allocations of the allowance for credit losses. For collateral dependent loans, fair value is commonly based on recent real estate appraisals. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by the independent appraisers to adjust for differences between the comparable sales and income data available. Such adjustments are usually significant and typically result in a Level 3 classification of the inputs for determining fair value. Non-real estate collateral may be valued using an appraisal, net book value per the borrower’s financial statements, or aging reports, adjusted or discounted based on management’s historical knowledge, changes in market conditions from the time of the valuation, and management’s expertise and knowledge of the client and client’s business, resulting in a Level 3 fair value classification. There were no changes in valuation techniques used during the three months ended March 31, 2025.

Appraisals for collateral-dependent impaired loans are performed by certified general appraisers (for commercial properties) or certified residential appraisers (for residential properties) whose qualifications and licenses have been reviewed and verified by the Company. Once received, the assumptions and approaches utilized in the appraisal as well as the overall resulting fair value is compared with independent data sources such as recent market data or industry-wide statistics.

Collateral dependent loans were measured at fair value and had a principal balance of $109,000 and no valuation allowance at March 31, 2025 and $113,000 with no valuation allowance at December 31, 2024.

16. DERIVATIVE FINANCIAL INSTRUMENTS

During the fourth quarter of 2022, the Company entered into derivative hedging transactions for the first time. The Company’s objectives in using interest rate derivatives are to add stability to net interest revenue and to manage its exposure to interest rate movements. To accomplish this objective, Avidbank primarily uses interest rate swaps as part of its interest rate risk management strategy.

During the second quarter of 2023, Avidbank terminated all of its interest rate swaps. As of March 31, 2025, there were no interest rate swaps outstanding and an unamortized gain of $20,000 was recorded in accumulated other comprehensive income. As of December 31, 2024, there were no interest rate swaps outstanding and an unamortized loss of $1,000 was recorded in accumulated other comprehensive income.

Changes in the fair value of derivatives designated and that qualify as cash flow hedges are recorded in accumulated other comprehensive income and are subsequently reclassified into earnings in the period that the hedged forecasted transaction affects earnings. The Company expects that approximately $26,000 will be reclassified as a decrease to loan interest income over the next twelve months related to the terminated cash flow hedges. The maximum length of time over which forecasted transactions are hedged is approximately 5 years.

In accordance with the interest rate agreements with derivatives dealers, Avidbank may be required to post margin to these counterparties. Cash collateral related to derivative contracts was recorded in other assets or other liabilities in the Consolidated Balance Sheets. No collateral was posted at March 31, 2025 or December 31, 2024.

The Company has master netting agreements with the derivatives dealers with which it does business, but reflects gross assets and liabilities on the Consolidated Balance Sheets.

There were no derivative contracts in place as of March 31, 2025 or December 31, 2024.

The following table reflects the impact to the Consolidated Statements of Income related to derivative contracts in cash flow hedging relationships for the three months ended March 31, 2025 and 2024:

	Amount of Gain or (Loss) Recognized in OCI on Derivatives (Effective Portion)		Gain or (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)
	March 31,			For the Three Months Ended March 31,
	2025	2024	Location	2025	2024
Interest rate swaps	$21	$20	Interest Income	$(21)	$(20)

The Company receives equity warrants with net settlement terms in connection with extending loan commitments to certain of its customers. These warrants are obtained at the inception of a loan facility or the amendment of a loan facility. These warrants are not obtained in lieu of other fees, interest or payments. These warrants potentially provide an additional return, in addition to the traditional loan yield from interest and fees, in the event of a liquidity event of the borrowing company. The Company holds these equity warrants for future investment gains, rather than to hedge economic risks. In general, the equity warrants entitle the Company to buy a specific number of shares of the customer’s stock at a specific price over a specific time period. The warrants may also include contingent provisions which provide for additional shares to be purchased at a specific price if defined future events occur, such as future rounds of equity financing by the customer, or upon additional borrowings by the customer. All of the Company’s equity warrants contain net share settlement provisions, which permit the customer to deliver to the Company, upon the Company’s exercise of the warrant, the amount of shares with a current fair value equal to the net gain under the warrant agreement. Warrants held, which amounted to $849,000 and $663,000 at March 31, 2025 and December 31, 2024, respectively, are included in accrued interest receivable and other assets on the consolidated balance sheets.

17. REVENUE FROM CONTRACTS WITH CUSTOMERS

All of the Company’s revenue from contracts with customers in the scope of ASC 606 is recognized within Noninterest Income. The following table presents the Company’s sources of noninterest income for the three months ended March 31, 2025 and 2024.

	For the Three Months Ended
(In thousands)	March 31, 2025	March 31, 2024
Service charges, fees and other income	$762	$618
Foreign exchange income	220	251
Bank owned life insurance income(1)	90	187
Other investment income(1)	47	155
Other income(2)	52	72
	$1,171	$1,283

(1)	Not within the scope of ASC 606.
(2)	The Other income category includes $30,000 and $23,000 of revenue within the scope of ASC 606 for the three months ended March 31, 2025 and 2024, respectively.

Service charges and bank fees - Service charges on deposit accounts consist of account analysis fees, monthly service fees, and other deposit account related fees. Account analysis and monthly service fees, which relate primarily to monthly maintenance, are earned over the course of a month, representing the period over which the Company satisfies the performance obligation. Other deposit account related fees are largely transaction based and therefore fees are recognized at the point in time when the Company has satisfied its performance obligation. The Company earns other service charges, commissions, and fees from its customers for transaction-based services. Such services include debit card, ATM, and other service charges. In each case, these service charges and fees are recognized in income at the time or within the same period that the Company’s performance obligation is satisfied. The Company earns interchange fees from debit cardholder transactions conducted through various payment networks. Interchange fees from cardholder transactions represent a percentage of the underlying transaction value and are recognized daily, concurrently with the transaction processing services.

Foreign exchange income – The Company earns foreign exchange fees from customers who complete a transaction in a foreign currency. The fees represent a percentage of the underlying transaction value and are assessed concurrently with the transaction processing service provided to the customer. They are then recognized at the end of the month following the transaction processing service.

Gains/Losses on Sale of ORE – The Company records a gain from the sale of ORE when control of the property transfers to the buyer, which generally occurs at the time of an executed deed. When the Company finances the sale of ORE to the buyer, the Company assesses whether the buyer is committed to perform their obligations under the contract and whether collectability of the transaction price is probable. Once these criteria are met, the ORE asset is derecognized and the gain on sale is recorded upon the transfer of control of the property to the buyer. In determining the gain on sale, the Company adjusts the transaction priced and related gain on sale if a significant financing component is present. There were no gains or losses on the sale of ORE during the three months ended March 31, 2025 or March 31, 2024.

18. BUSINESS SEGMENT INFORMATION

The Company is a bank holding company engaged in the business of commercial banking, which accounts for substantially all the revenues, operating income, and assets. Accordingly, all the Company’s operations are recorded in one segment, banking.

The Company has determined that all of its banking divisions meet the aggregation criteria of ASC 280, Segment Reporting, as its current operating model is structured whereby banking divisions serve a similar base of primarily commercial clients utilizing a company-wide offering of similar products and services managed through similar processes and platforms that are collectively reviewed by the Company’s Chief Financial Officer, who has been identified as the chief operating decision maker (“CODM”).

The CODM regularly assesses performance of the aggregated single operating and reporting segment and decides how to allocate resources based on net income calculated on the same basis as is net income reported in the Company’s consolidated statements of income and other comprehensive income. The CODM is also regularly provided with expense information at a level consistent with that disclosed in the Company’s consolidated statements of income.

Loans, investments and deposits provide the net revenues in the banking operation. Interest expense, provisions for credit losses and payroll provide the significant expenses in the banking operation. All operations are domestic.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and the Board of Directors

Avidbank Holdings, Inc.

San Jose, California

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial condition of Avidbank Holdings, Inc. (the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Crowe LLP

We have served as the Company’s auditor since 2003.

Sacramento, California

April 11, 2025

AVIDBANK HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

December 31, 2024 and 2023

(in thousands, except share amounts)

	2024	2023
ASSETS
Cash and due from banks	$8,662	$9,546
Due from Federal Reserve Bank and interest bearing deposits in banks	74,039	71,850

Total cash and cash equivalents	82,701	81,396

Securities available-for-sale, at fair value (amortized cost $369,155 and $394,073, net of allowance for credit losses of $0 and $0)	296,556	325,320
Loans, net of allowance for credit losses on loans of $18,679 in 2024 and $19,131 in 2023	1,846,263	1,721,516
Federal Home Loan Bank stock, at cost	8,409	8,409
Premises and equipment, net	2,331	3,297
Cash surrender value of bank-owned life insurance policies	12,674	12,315
Accrued interest receivable and other assets	55,554	78,583

Total assets	$2,304,488	$2,230,836

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits:
Non-interest bearing	$414,327	$472,517
Interest bearing	1,477,028	1,181,812

Total deposits	1,891,355	1,654,329

Subordinated debt, net	22,000	21,906
Short-term borrowings	185,000	360,000
Accrued interest payable and other liabilities	19,771	29,289

Total liabilities	2,118,126	2,065,524

Commitments and contingent liabilities (Note 12)

Shareholders’ equity:
Preferred stock - no par value; 5,000,000 shares authorized, no shares issued and outstanding at December 31, 2024 and 2023	-	-
Common stock - no par value; 15,000,000 shares authorized; 7,906,761 and 7,770,439 shares issued and outstanding at December 31, 2024 and 2023, respectively	106,997	104,499
Retained earnings	130,703	109,688
Accumulated other comprehensive (loss) income, net of taxes	(51,338)	(48,875)

Total shareholders’ equity	186,362	165,312

Total liabilities and shareholders’ equity	$2,304,488	$2,230,836

The accompanying notes are an integral part of these consolidated financial statements.

AVIDBANK HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF INCOME

For the Years Ended December 31, 2024 and 2023

(in thousands, except per share amounts)

	2024	2023
Interest income:
Interest and fees on loans	$130,878	$112,494
Interest on investment securities - taxable	7,067	8,387
Interest on investment securities - tax exempt	95	271
Federal Home Loan Bank dividends	752	690
Other interest income	3,649	3,140

Total interest income	142,441	124,982

Interest expense:
Interest on deposits	54,146	36,414
Interest on borrowings	13,073	15,009

Total interest expense	67,219	51,423

Net interest income	75,222	73,559

Provision for credit losses	4,096	3,042

Net interest income after provision for credit losses	71,126	70,517

Noninterest income:
Service charges, fees and other income	2,600	2,209
Foreign exchange income	896	411
Bank-owned life insurance income	508	894
Warrant and success fee income	65	23
Other investment income	1,092	56
Loss on sale of investment securities	-	(6,214)
Loss on sale of ORE	-	(165)
Other income	849	134

Total noninterest income	6,010	(2,652)

Noninterest expense:
Salaries and employee benefits	32,499	30,572
Occupancy and equipment	4,019	3,954
Data processing	2,412	2,041
Regulatory assessments	2,083	1,663
Legal and professional fees	2,139	1,839
Other expenses	4,181	3,824

Total noninterest expense	47,333	43,893

Income before provision for income taxes	29,803	23,972

Provision for income taxes	8,788	7,171

Net income	$21,015	$16,801

Basic earnings per common share	$2.83	$2.29

Diluted earnings per common share	$2.76	$2.24

The accompanying notes are an integral part of these consolidated financial statements.

AVIDBANK HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the Years Ended December 31, 2024 and 2023

(in thousands)

	2024	2023
Net income	$21,015	$16,801

Other comprehensive income/(loss):

Unrealized gains/(losses) on securities:
Unrealized holdings gains/(losses)	(3,846)	8,302
Reclassification adjustment for losses included in net income	-	6,214
	(3,846)	14,516
Derivative instruments designated as cash flow hedges:
Unrealized holdings (losses)/gains on derivatives	83	(631)
Other comprehensive income/(loss), before tax	(3,763)	13,885

Tax effect	1,300	(4,115)

Total other comprehensive (loss)/income	(2,463)	9,770

Comprehensive income	$18,552	$26,571

The accompanying notes are an integral part of these consolidated financial statements.

AVIDBANK HOLDINGS, INC.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

For the Years Ended December 31, 2024 and 2023

(dollars in thousands)

	Common Stock		Retained	Accumulated Other Comprehensive	Total Shareholders’
	Shares	Amount	Earnings	(Loss) Income	Equity
Balance, December 31, 2022	7,645,428	$102,359	$93,824	$(58,645)	$137,538
Net income	-	-	16,801	-	16,801
Other comprehensive income	-	-	-	9,770	9,770
Change in accounting principle - CECL	-	-	(937)	-	(937)
Restricted stock issued, net of forfeitures and shares withheld to cover taxes	125,011	(627)	-	-	(627)
Stock based compensation	-	2,767	-	-	2,767
Balance, December 31, 2023	7,770,439	$104,499	$109,688	$(48,875)	$165,312
Net income	-	-	21,015	-	21,015
Other comprehensive loss	-	-	-	(2,463)	(2,463)
Restricted stock issued, net of forfeitures and shares withheld to cover taxes	136,322	(713)	-	-	(713)
Stock based compensation	-	3,211	-	-	3,211
Balance, December 31, 2024	7,906,761	$106,997	$130,703	$(51,338)	$186,362

The accompanying notes are an integral part of these consolidated financial statements.

AVIDBANK HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2024 and 2023

(dollars in thousands)

	2024	2023
Operating activities:
Net income	$21,015	$16,801
Adjustments to reconcile net income to net cash provided by operating activities:
Loss on sale of investment securities	-	6,214
Provision for credit losses	4,096	3,042
Depreciation, amortization and accretion	1,648	1,912
Gain on disposal of premises and equipment	(16)	-
Amortization of debt issuance costs	94	101
Decrease in deferred loan origination fees, net	(228)	(301)
Earnings on bank-owned life insurance policies	(508)	(894)
Repayment of operating lease liabilities	2,866	2,842
Stock based compensation expense	3,211	2,767
Change in deferred income taxes	348	(80)
Loss on sale of ORE	-	165
Net increase in accrued interest receivable and other assets	(130)	(4,798)
Net change in accrued interest payable and other liabilities	(9,705)	8,556
Net cash provided by operating activities	22,691	36,327

Investing activities:
Purchase of available-for-sale investment securities	(6,693)	(2,767)
Proceeds from sales of available-for-sale investment securities	-	60,794
Proceeds from paydowns/maturities of available-for-sale investment securities	30,958	37,102
Proceeds from sales of held-to-maturity investment securities	-	31,637
Net purchase of Federal Home Loan Bank stock	-	(1,711)
Net increase in loans	(128,428)	(201,505)
Proceeds from surrendered bank-owned life insurance policies	21,475	-
Proceeds from sale of ORE	-	13,930
Purchase of premises and equipment	(47)	(166)
Proceeds from sale of premises and equipment	36	-
Net cash used in investing activities	(82,699)	(62,686)

Financing activities:
Net change in deposits	237,026	(168,906)
Restricted stock issued, net	(713)	(627)
Net proceeds/(repayment) from other borrowings	(21,000)	96,000
Proceeds from Federal Reserve Bank borrowings	264,000	224,000
Redemption of Federal Reserve Bank borrowings	(488,000)	-
Proceeds from Federal Home Loan Bank borrowings	195,000	817,000
Redemption of Federal Home Loan Bank borrowings	(125,000)	(907,000)
Net cash provided by financing activities	61,313	60,467

Net change in cash and cash equivalents	1,305	34,108
Cash and cash equivalents at beginning of period	81,396	47,288
Cash and cash equivalents at end of period	$82,701	$81,396

Supplemental cash flow information:
Interest paid	$75,290	$42,350
Income taxes paid	$7,484	$9,466
Supplemental noncash disclosures:
Surrendered bank-owned life insurance policies	$-	$21,211

The accompanying notes are an integral part of these consolidated financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Avidbank Holdings, Inc. (the “Company) was incorporated on December 17, 2007 and subsequently obtained approval from the Board of Governors of the Federal Reserve System to operate as a bank holding company. The Company’s predecessor and current subsidiary is Avidbank (the “Bank”). The bank was formerly “The Private Bank of the Peninsula” and commenced operations on October 1, 2003. On April 2, 2008, Avidbank consummated a merger with the Company effected through the exchange of one share of the Company’s stock for each share of the Bank’s stock. The reorganization represented an exchange of shares between entities under common control, and, as a result, assets and liabilities of the Bank were recognized at their carrying amounts in the accounts of the Company. Subsequent to the reorganization, the Bank continued its operations as previously conducted, but as a wholly-owned subsidiary of the Company.

The Bank is a California state-chartered institution, headquartered in San Jose, California, and provides innovative financial solutions and services. We specialize in commercial and industrial lending, venture lending, structured finance, asset-based lending, sponsor finance, fund finance, real estate construction and commercial real estate lending.

Subsequent Events

We have considered all events occurring from December 31, 2024 through April 11, 2025, the date the consolidated financial statements were available for issuance. No material subsequent events requiring disclosure occurred.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and the accounts of its wholly-owned subsidiary, the Bank. All significant intercompany balances and transactions have been eliminated. The accounting and reporting policies of the Company conform with accounting principles generally accepted in the United States of America and prevailing practices within the banking industry. The Company does not have any Variable Interest Entities, nor does it have any unconsolidated entities.

Risks and Uncertainties

In the normal course of business, the Company encounters two significant types of risk: economic and regulatory. There are three main components of economic risk: interest rate risk, credit risk and market risk. The Company is subject to interest rate risk to the degree that its interest-bearing liabilities mature or reprice at different speeds, or on a different basis, than its interest-earning assets. Credit risk is the risk of default, primarily in the loan portfolio, that results from the borrowers’ inability or unwillingness to make contractually required payments. Market risk reflects changes in the value of securities, the value of collateral underlying loans receivable, the valuation of other investments and the valuation of deferred tax assets.

The Company is subject to the regulations of various governmental agencies. These regulations can change from period to period. Such regulations can also restrict the Company’s ability to sustain continued growth as a result of capital and other requirements. The Company also undergoes periodic examinations by the regulatory agencies, which may subject it to further changes with respect to asset valuations, amounts of required allowance for credit losses and operating restrictions resulting from the regulators’ judgments based upon information available to them at the time of their examination.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions based on available information. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. The allowance for credit losses for loans and unfunded commitments, securities, taxes and the fair value of financial instruments are particularly susceptible to significant change.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Reclassifications

Some items in the prior year financial statements were reclassified to conform to the current presentation. We reclassified Federal Home Loan Bank dividends from noninterest income to interest income. Reclassifications had no effect on prior year net income or shareholders’ equity.

Cash and Cash Equivalents

For the purpose of the statement of cash flows, cash and cash equivalents consist of cash and due from banks and due from Federal Reserve Bank. Generally, Due from Federal Reserve Bank funds are sold for one day periods. On the statement of cash flows, net cash flows are reported for customer loan and deposit transactions.

Investment Securities

Investment securities are classified into the following categories:

●	Available-for-sale securities (“AFS”), reported at fair value, with unrealized gains and losses excluded from earnings and reported, net of taxes, as accumulated other comprehensive income within shareholders’ equity.

●	Held-to-maturity securities (“HTM”), which management has the positive intent and ability to hold, reported at amortized cost, adjusted for the accretion of discounts and amortization of premiums, which are recognized as adjustments to interest income.

Management determines the appropriate classification of its investments at the time of purchase and may only change the classification in certain limited circumstances. All transfers between categories are accounted for at fair value. At December 31, 2024 and 2023, all of the Company’s securities were classified as available-for-sale. There were no transfers between categories during 2024 or 2023, however the Company sold its entire portfolio of held-to-maturity securities during the first quarter of 2023 to reduce reliance on borrowings and to improve profitability.

Gains and losses on the sale of securities are computed using the specific identification method on the trade date. Interest earned on investment securities is reported in interest income, net of applicable adjustments for accretion of discounts and amortization of premiums which are accounted for on the level-yield method without anticipation of prepayment except for mortgage backed securities where prepayments are anticipated.

Allowance for Credit Losses on Available-for-Sale Securities

For available-for-sale securities in an unrealized loss position, management first assesses whether it intends to sell, or is more likely than not be required to sell, the security before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the security’s amortized cost basis is written down to fair value through income. For debt securities held as available-for-sale that do not meet the aforementioned criteria, The Company evaluates whether the decline in fair value has resulted from credit losses or other factors. In making this assessment, management considers the extent to which fair value is less than amortized cost, any changes to the rating of the security by a rating agency, and adverse conditions specifically related to the security, among other factors. If this assessment indicates that a credit loss exists, the present value of cash flows expected to be collected from the security are compared to the amortized cost basis of the security. If the present value of cash flows expected to be collected is less than the amortized cost basis, a credit loss exists and an allowance for credit losses is recorded for the credit loss, limited by the amount that the fair value is less than the amortized cost basis. Any impairment that has not been recorded through an allowance for credit losses is recognized in other comprehensive income (“OCI”). No allowance for credit losses was recorded on available-for-sale securities as of December 31, 2024 or 2023.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Allowance for Credit Losses on Available-for-Sale Securities (Continued)

Changes in the allowance for credit losses are recorded as a provision for (or reversal of) credit loss expense. Losses are charged against the allowance when management believes the uncollectibility of an available-for-sale security is confirmed or when either of the criteria regarding intent or requirement to sell is met. Accrued interest receivable on available-for-sale debt securities totaled $694,000 and $704,000 at December 31, 2024 and 2023, respectively, and is recorded in accrued interest receivable and other assets on the Consolidated Balance Sheets and is not included in the estimate of credit losses.

Equity Securities and Investment in Federal Home Loan Bank (“FHLB”) Stock

Equity securities with readily determinable fair values are considered marketable and measured at fair value, with changes in the fair value recognized as a component of other noninterest income in the Company’s Consolidated Statements of Income. Dividends received from marketable equity securities are recognized within non-interest income in the Consolidated Statements of Income. Dividends received FHLB Stock are recognized within interest income in the Consolidated Statements of Income.

Equity securities that are not accounted for under the equity method and do not have readily determinable fair values are considered non-marketable and are accounted for at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or similar investment of the same issuer. Any adjustments to the carrying value of these non-marketable equity securities are recognized in other noninterest income in the Company’s Consolidated Statements of Income. Non-marketable equity securities include FHLB stock and other equity investments. As a member of the Federal Home Loan Bank System, the Company is required to maintain an investment in the capital stock of the Federal Home Loan Bank. The FHLB investment is carried at cost and periodically evaluated for impairment based on ultimate recovery of par value.

Loans

Loans are stated at principal balances outstanding net of deferred loan fees and costs, and an allowance for credit losses on loans. Interest is accrued daily based upon outstanding loan balances. Accrued interest receivable totaled $7.4 million and $7.3 million at December 31, 2024 and 2023, respectively, and was reported in accrued interest receivable and other assets on the Consolidated Balance Sheets and is excluded from the estimate of credit losses. When a loan is past due 90 days or in the opinion of management the future collectability of interest and principal is in serious doubt, loans are placed on nonaccrual status and the accrual of interest income is suspended. Any interest accrued but unpaid is charged against income. Payments received on loans on nonaccrual status are applied to reduce principal to the extent necessary to ensure collection. Subsequent payments on these loans, or payments received on nonaccrual loans for which the ultimate collectability of principal is not in doubt, are applied first to earned but unpaid interest and then to principal. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Substantially all loan origination fees, commitment fees, direct loan origination costs and purchase premiums and discounts on loans are deferred and recognized as an adjustment of yield, to be amortized to interest income over the contractual term of the loan. The unamortized balance of deferred fees and costs is reported as a component of net loans.

Allowance for Credit Losses on Loans

Recently Adopted Accounting Pronouncements

On January 1, 2023, the Company adopted Accounting Standards Update (“ASU”) 2016-13 Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which replaces the incurred loss methodology with an expected loss methodology that is referred to as the Current Expected Credit Losses (“CECL”) methodology. The measurement of expected credit losses under the CECL methodology is applicable to financial assets measured at amortized cost, including loan receivables and held-to-maturity debt securities. It also applies to off-balance sheet credit exposures not accounted for as insurance (loan commitments, standby letters of credit, financial guarantees, and other similar instruments) and net investments in leases recognized by a lessor in accordance with Topic 842 on leases. Additionally, ASC 326 made changes to the accounting for available-for-sale debt securities. One such change is to require credit losses to be presented as an allowance rather than as a write-down on available-for-sale debt securities.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Allowance for Credit Losses on Loans (Continued)

The Company adopted ASC 326 using the modified retrospective method for all financial assets measured at amortized cost and off-balance-sheet credit exposures. Results for reporting periods beginning after January 1, 2023 are presented under ASC 326 while prior period amounts continue to be reported in accordance with previously applicable GAAP. The Company recorded a decrease to retained earnings of $937,000, net of tax, as of January 1, 2023 for the cumulative effect of adopting ASC 326. The transition adjustment includes a $1.6 million increase related to the allowance for credit losses on unfunded commitments mostly offset by a $249,000 decrease related to the allowance for credit losses on loans.

The Company finalized the adoption as of January 1, 2023 as detailed in the following table.(in thousands)

	January 1, 2023
	As reported Under ASC 326	Pre- ASC 326 Adoption	Impact of ASC 326 Adoption
Assets:
Loans
Commercial and industrial	$8,893	$8,607	$286
Construction	2,815	3,367	(552)
Residential Real Estate	71	93	(22)
Commercial Real Estate	4,449	4,411	38
Consumer	4	3	1
Total allowance for credit losses on loans	16,232	16,481	(249)

Liabilities:
Allowance for credit losses on unfunded commitments	2,017	449	1,568
	$18,249	$16,930	$1,319

On January 1, 2023, the Company adopted ASU 2022-02, “Financial Instruments - Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures” on a prospective basis. This ASU eliminates the accounting guidance for troubled debt restructurings in ASC 310-40, Receivables - Troubled Debt Restructurings by Creditors, while enhancing disclosure requirements for certain loan refinancing and restructurings by creditors when a borrower is experiencing financial difficulty. Additionally, ASU 2022-02 requires entities to disclose current-period gross write-offs by year of origination for financing receivables and net investments in leases within the scope of ASC Subtopic 326-20, Financial Instruments - Credit Losses - Measured at Amortized Cost. The adoption of ASU 2022-02 did not have a significant impact on our Consolidated Financial Statements, however it did add new disclosures which can be found in Note 4.

The allowance for credit losses on loans is a valuation account that is deducted from the loans’ amortized cost basis to present the net amount expected to be collected on the loans. Loans are charged off against the allowance when management believes the uncollectibility of a loan balance is confirmed and recoveries are credited to the allowance when received. The Company may also account for expected recoveries should information of an anticipated recovery become available. In the case of actual or expected recoveries, amounts may not exceed the aggregate of amounts previously charged off.

Management utilizes relevant available information, from internal and external sources, relating to past events, current conditions, historical loss experience, and reasonable and supportable forecasts. The allowance is calculated using a discounted cash flow methodology applied at the loan level. The Company uses the FOMC Civilian Unemployment Rate, Median and Real GDP Seasonally Adjusted Annual Rate to obtain various forecast scenarios to determine the loan portfolio’s quantitative portion of expected credit loss. The Company has elected to forecast the first four quarters of the credit loss estimate and revert on a straight-line basis over 8 quarters. Adjustments to historical loss information are made when management determines historical data are not likely reflective of the current portfolio such as limited data sets or lack of default or loss history. These adjustments include factors such as differences in underwriting standards, local economic conditions, portfolio mix, credit quality, concentrations, collateral, or other relevant factors. Management may selectively apply external market data to subjectively adjust the Company’s own loss history including index or peer data. The Company utilizes and external vendor model as well as internally developed tools and nonstatistical estimation approaches.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Allowance for Credit Losses on Loans (Continued)

Accrued interest receivable was excluded from the estimate of credit losses for loans.

The allowance for credit losses on loans is measured on a collective (pool) basis when similar risk characteristics exist. The Company determines a separate allowance for each portfolio segment (loan type). These portfolio segments include commercial and industrial, construction, residential real estate, commercial real estate and consumer loans.

The general reserve component of the allowance for credit losses also consists of reserve factors based on management’s assessment of the following for each portfolio segment: (1) inherent credit risk, (2) historical losses and (3) other qualitative factors. Management estimates an allowance based upon loans outstanding as well as unfunded commitments. These reserve factors are inherently subjective and are driven by the repayment risk associated with each category described below:

Commercial and Industrial –

●	Commercial and industrial loans consist of working capital and term loans which are generally underwritten to existing cash flows of operating businesses. Debt coverage is provided by business cash flows and economic trends influenced by unemployment rates and other key economic indicators which are closely correlated to the credit quality of these loans.

●	Asset-based loans are generally made against accounts receivable and inventory to companies generating consistent sales without yet having reached consistent profitability. As such, these loans are more collateral focused and are primarily subject to the risks of collecting and liquidating the collateral.

●	Sponsor finance loans are made to companies based upon their cash flow and often have risks associated with merger and acquisition activities. Additional risks for this loan category include insufficient levels of collateral in the form of accounts receivable, inventory, or equipment. Declines in general economic conditions and other events can cause cash flows to fall to levels insufficient to service debt.

●	Venture loans are made to companies with modest or negative cash flows and no established record of profitable operations. Repayment of these loans may be dependent upon receipt by borrowers of additional equity financing from venture firms or others, or in some cases, a successful sale to a third party, public offering or other form of liquidity event. Declines in venture capital financing activity, as well as mergers and acquisitions and initial public offerings may impact the financial health of some of our clients.

Construction – Construction loans, including land and development loans, are comprised of loans collateralized by land or real estate. The primary source of repayment is the eventual sale or refinance of the completed project. Risk arises from the necessity to complete projects within specified cost and timelines. Trends in the construction industry significantly impact the credit quality of these loans, as demand drives construction activity. In addition, trends in real estate values significantly impact the credit quality of these loans, as property values determine the economic viability of construction projects.

Residential real estate – Residential real estate loans are typically home equity lines of credit secured by residential real estate. These are not typical mortgage loans and may have a variety of reasons for the borrowing including providing funding to a business or paying for large personal expenditures. The degree of risk in home equity loans depends primarily on the loan amount in relation to collateral value, the interest rate and the borrower’s ability to repay in an orderly fashion. Risks common to home equity lines of credit are general economic conditions, including an increase in unemployment rates, and declining real estate values that reduce or eliminate the borrower’s home equity.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Allowance for Credit Losses on Loans (Continued)

Commercial real estate –

●	Non-owner occupied commercial real estate loans are collateralized by real estate where the owner is not the primary tenant. Adverse economic developments or an overbuilt market impact commercial real estate projects and may result in troubled loans. Trends in vacancy rates of commercial properties impact the credit quality of these loans. High vacancy rates reduce operating revenues and the ability for properties to produce sufficient cash flow to service debt obligations. Another common risk for this loan category includes a lack of a suitable alternative use for the property.

●	Owner-occupied commercial real estate loans are collateralized by real estate where the owner is the primary tenant. These loans are generally underwritten to existing cash flows of operating businesses. Debt coverage is provided by business cash flows and economic trends influenced by unemployment rates and other key economic indicators which are closely correlated to the credit quality of these loans.

Consumer – Consumer loans are primarily loans to individuals that may be unsecured or secured by collateral other than real estate. The unsecured loans are generally revolving personal lines of credit to established clients. The high quality of the clients who are offered these products has historically caused this loan product to have less risk of loss than commercial loan products. Risks common to consumer loans include unemployment and changes in local economic conditions as well as the inability to monitor collateral consisting of personal property.

Loans that do not share risk characteristics are evaluated on an individual basis. Loans evaluated individually are not also included in the collective evaluation. When management determines that foreclosure is probable or when the borrower is experiencing financial difficulty and repayment is expected to be provided substantially through the operation or sale of the collateral, expected credit losses are based on the fair value of the collateral, adjusted for selling costs as appropriate.

The methodology used in the estimation of the allowance, which is performed at least quarterly, is designed to be dynamic and responsive to changes in portfolio credit quality and forecasted economic conditions. Changes are reflected in the pool-basis allowance and in reserves assigned on an individual basis as the collectability of classified loans is evaluated with new information.

The Company assigns a risk rating to all loans, and periodically performs detailed reviews of all such loans exhibiting variances in expected payment and/or financial performance to identify credit risks and to assess the overall collectability of the portfolio. These risk ratings are also subject to examination by independent specialists engaged by the Company and the Company’s regulators. During these internal reviews, management monitors and analyzes the financial condition of borrowers and guarantors, trends in the industries in which borrowers operate and the fair values of collateral securing these loans. These credit quality indicators are used to assign a risk rating to each individual loan. The Company individually rates loans based on internal credit risk ratings using numerous factors, including thorough analysis of historical and expected cash flows, rating agency information, LTV ratios, collateral, collection experience, and other internal metrics. The risk ratings can be grouped into six major categories, defined as follows:

Pass – A pass loan is a strong credit with no existing or known potential weaknesses deserving of management’s close attention.

Special Mention – A special mention loan has potential weaknesses deserving management’s close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or in the Company’s credit position at some future date. Special Mention loans are not adversely classified and do not expose the Company to sufficient risk to warrant adverse classification.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Allowance for Credit Losses on Loans (Continued)

Substandard – A substandard loan is not adequately protected by the current net worth and paying capacity of the borrower or the value of the collateral pledged, if any. Loans classified as substandard have a well-defined weakness or weaknesses jeopardizing the liquidation of the loan. Well-defined weaknesses include the potential for: lack of marketability, inadequate cash flow or collateral support, failure to complete construction on time or the project’s failure to fulfill economic expectations. They are characterized by the distinct possibility that the Company will sustain some loss if the deficiencies are not corrected.

Substandard - Nonaccrual – These loans are typically on nonaccrual and have many of the same weaknesses as substandard loans.

Doubtful – Loans classified as doubtful have all the weaknesses inherent in those classified as substandard with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently known facts, conditions and values, highly questionable and improbable.

Loss – Loans classified as loss are considered uncollectible and charged off immediately.

Allowance for Credit Losses on Unfunded Commitments

The Company estimates expected credit losses over the contractual period in which the Company is exposed to credit risk via a contractual obligation to extend credit, unless that obligation is unconditionally cancellable by the Company. The allowance for credit losses on unfunded commitments is adjusted through provision for credit loss expense. The estimate includes consideration of the likelihood that funding will occur and an estimate of expected credit losses on commitments expected to be funded over its estimated life. The estimate utilizes the same factors and assumptions as the allowance for credit losses on loans and is applied at the same collective segment level.

Property and Equipment

Property and equipment are carried at cost less accumulated depreciation. Depreciation is determined using the straight-line method over the estimated useful lives of the related assets. The useful lives of furniture, fixtures and equipment are estimated to be five to ten years. Leasehold improvements are amortized over the life of the asset or the term of the related lease, whichever is shorter. When assets are sold or otherwise disposed of, the cost and related accumulated depreciation or amortization are removed from the accounts, and any resulting gain or loss is recognized in income for the period. The cost of maintenance and repairs is charged to expense as incurred.

Leases

Leases are classified as operating or finance leases at the lease commencement date. The Company records leases on the balance sheet in the form of a lease liability for the present value of future minimum payments under the lease terms and a right-of-use asset equal to the lease liability adjusted for items such as deferred or prepaid rent, lease incentives, and any impairment of the right-of-use asset. The discount rate used in determining the lease liability is based upon incremental borrowing rates the Company could obtain for similar loans as of the date of the commencement or renewal. The Company has elected the following practical expedients related to accounting for leases: 1) Leases with original terms of less than 12 months are not capitalized; and 2) the Company does not separate lease and non-lease components for real estate leases.

Right-of-use assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the obligation to make lease payments arising from the lease. No significant judgments or assumptions were involved in developing the estimated operating lease liabilities as the Company’s operating lease liabilities largely represent future rental expenses associated with operating leases and the borrowing rates are based on publicly available interest rates.

The lease term includes options to extend or terminate the lease. These options to extend or terminate are assessed on a lease-by-lease basis and adjustments are made to the right-of-use asset and lease liability if the Company is reasonably certain that an option will be exercised and will be expensed on a straight-line basis. Right-of-use assets and lease liabilities arising from operating leases are included within accrued interest receivable and other assets and accrued interest payable and other liabilities, respectively, on the Consolidated Balance Sheets. See Note 6 – Leases for additional information on leases.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Bank-Owned Life Insurance

The Company purchased life insurance policies on certain current employees and former key executives. Bank-owned life insurance is recorded at the amount that can be realized under the insurance contract at the balance sheet date, which is the cash surrender value adjusted for other charges or other amounts due that are probable at settlement. During the fourth quarter of 2023, the Company surrendered $21.2 million in bank-owned life insurance policies. No gain or loss was recorded on the sale for book purposes, however we recorded $478,000 in tax expense related to the surrender.

Income Taxes

Deferred tax assets and liabilities are recognized for the tax consequences of temporary differences between the reported amount of assets and liabilities and their tax bases. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. The determination of the amount of deferred income tax assets, which are more likely than not to be realized, is primarily dependent on projections of future earnings, which are subject to uncertainty and estimates that may change given economic conditions and other factors. The recognition of deferred income tax assets is assessed and a valuation allowance is recorded if it is “more likely than not” that all or a portion of the deferred tax assets will not be realized. “More likely than not” is defined as greater than a 50% chance. All available evidence, both positive and negative, is considered to determine whether, based on the weight of that evidence, a valuation allowance is needed.

The Company considers all tax positions recognized in its financial statements for the likelihood of realization. When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than fifty percent likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above, if any, is reflected as a liability for unrecognized tax benefits in the accompanying consolidated balance sheet along with any associated interest and penalties that would be payable to the taxing authorities upon examination. Interest expense and penalties associated with unrecognized tax benefits, if any, are included in the provision for income taxes in the statement of operations. The Company did not have any uncertain income tax positions and has not accrued for any interest or penalties as of December 31, 2024 and 2023.

Stock-Based Compensation

Compensation cost is recognized for restricted stock awards based on the fair value of these awards at the date of grant. The market price of the Company’s common stock at the date of grant is used for the fair value of restricted stock awards. Compensation cost is recognized over the required service period, generally defined as the vesting period. For awards with graded vesting, compensation cost is recognized on a straight-line basis over the requisite service period for the entire award. The Company’s accounting policy is to recognize forfeitures as they occur.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Earnings Per Common Share

Basic earnings per share (“EPS”) is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock, such as stock options, result in the issuance of common stock which share in the earnings of the Company. The treasury stock method is applied to determine the dilutive effect of stock options in computing diluted EPS. Earnings and dividends per share are restated for all stock splits and stock dividends through date of issuance of the financial statements.

Comprehensive Income/(Loss)

Comprehensive income is a more inclusive financial reporting methodology that includes disclosure of other comprehensive income that historically has not been recognized in the calculation of net income. Unrealized gains and losses on the Company’s available-for-sale investment securities and cash flow hedges are included in other comprehensive income.

Derivative Financial Instruments

The Company follows the guidance under ASC 815, Derivatives and Hedging, and records all derivatives on the Consolidated Balance Sheets at fair value. For derivatives designated as qualifying cash flow hedging relationships, the change in fair value of the effective portion is accounted for in other comprehensive income/(loss). As of December 31, 2024 and 2023, the Company had no outstanding derivative contracts.

In connection with negotiated credit facilities and certain other services, the Company may obtain equity warrant assets giving it the right to acquire stock in primarily private, venture-backed companies. The Company accounts for these equity warrant assets as derivatives when they contain net settlement terms and other qualifying criteria under ASC 815. These equity warrant assets are measured at estimated fair value on a monthly basis and are included accrued interest receivable and other assets in the Consolidated Balance Sheets at the time they are obtained. For additional information, see Note 16 - Derivatives and Hedging.

Loss Contingencies

Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there are any such matters that will have a material effect on the financial statements.

Accounting Standards Updates

ASU No. 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures.” ASU 2023-09 requires public business entities to disclose in their rate reconciliation table additional categories of information about federal, state and foreign income taxes and to provide more details about the reconciling items in some categories if items meet a quantitative threshold. ASU 2023-09 also requires all entities to disclose income taxes paid, net of refunds, disaggregated by federal, state and foreign taxes for annual periods and to disaggregate the information by jurisdiction based on a quantitative threshold, among other things. ASU 2023-09 is effective for Public Business Entities for the annual period beginning January 1, 2025. We are considered an emerging growth company and plan to adopt this standard for the annual period beginning January 1, 2026. ASU 2023-09 is not expected to have a significant impact on our financial statements.

ASU No. 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures,” introduces requirements for reporting significant expenses by segment, presenting and describing other segment-related items, identifying the entity’s chief operating decision maker (including their role), and explaining how that individual uses reported profit or loss measures to evaluate segment performance. Additionally, it requires certain segment disclosures, previously only needed on an annual basis, to be presented in interim periods. Under ASU 2023-07, these changes become effective for fiscal years beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024. The Company has adopted this guidance, and the related updated disclosures can be found in Note 18– Business Segment Information.

2. INVESTMENT SECURITIES

The Company did not hold securities classified as trading or held-to-maturity at December 31, 2024 or 2023. The amortized cost and estimated fair value of available-for-sale investment securities at December 31, 2024 and 2023 consisted of the following: (in thousands)

December 31, 2024
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Available-for-Sale:
U.S. agencies	$578	$-	$(40)	$538
Commercial mortgage-backed securities	3,161	-	(298)	2,863
Residential mortgage-backed securities	360,713	-	(72,252)	288,461
U.S. states and political subdivisions	4,703	57	(66)	4,694

Total available-for-sale	$369,155	$57	$(72,656)	$296,556

December 31, 2023
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Available-for-Sale:
U.S. Agencies	$737	$-	$(54)	$683
Commercial mortgage-backed securities	1,443	-	(211)	1,232
Residential mortgage-backed securities	389,125	-	(68,656)	320,469
U.S. states and political subdivisions	2,768	168	-	2,936

Total available-for-sale	$394,073	$168	$(68,921)	$325,320

Net unrealized losses on available-for-sale investment securities totaling $51.3 million were recorded as accumulated other comprehensive income, net of tax of $21.3 million, within shareholders’ equity at December 31, 2024. Net unrealized loss on available-for-sale investment securities totaling $48.8 million were recorded as accumulated other comprehensive income, net of tax of $20.0 million, within shareholders’ equity at December 31, 2023.

There were no sales or calls of investment securities during 2024, and there were 17 sales and no calls of investment securities during 2023. There were no transfers between investment categories during 2024 or 2023. During the first quarter of 2023, we sold all $31.8 million of our securities held-to-maturity. The proceeds from sales of securities and the associated gains/losses are listed below: (in thousands)

	2024	2023
Proceeds	$-	$92,431
Gross gains	-	359
Gross losses	-	(6,573)

The tax (benefit)/provision related to these net realized (losses)/gains was $0 and $(1.8) million for the years ended 2024 and 2023, respectively.

2. INVESTMENT SECURITIES (Continued)

Investment securities with unrealized losses at December 31, 2024 and December 31, 2023 are summarized and classified according to the duration of the loss period as follows: (in thousands)

December 31, 2024
	Less than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Available-for-Sale:
U.S. Agencies	$-	$-	$538	$(40)	$538	$(40)
Commercial mortgage-backed securities	1,691	(54)	1,172	(244)	2,863	(298)
Residential mortgage-backed securities	2,460	(46)	286,001	(72,206)	288,461	(72,252)
U.S. states and political subdivisions	2,637	(66)	-	-	2,637	(66)

Total available-for-sale	$6,788	$(166)	$287,711	$(72,490)	$294,499	$(72,656)

December 31, 2023
	Less than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Available-for-Sale:
U.S. Agencies	$-	$-	$683	$(54)	$683	$(54)
Commercial mortgage-backed securities	-	-	1,232	(211)	1,232	(211)
Residential mortgage-backed securities	-	-	320,469	(68,656)	320,469	(68,656)

Total available-for-sale	$-	$-	$322,384	$(68,921)	$322,384	$(68,921)

At December 31, 2024, the Company held 26 securities available-for-sale which were in a loss position for greater than 12 months. Management believes the unrealized losses on the Company’s investment securities were caused by interest rate changes. The contractual cash flows of those investments are guaranteed or supported by an agency or sponsored entity of the U.S. Government. Accordingly, it is expected that the securities would not be settled at a price less than the amortized cost of the Company’s investment.

The Company does not intend to sell and does not believe it will be required to sell securities in an unrealized loss position prior to the recovery of their amortized cost basis. No credit impairment was recorded for those securities in an unrealized loss position for 2024 or 2023, and there was no allowance for credit losses on securities available-for-sale recorded as of December 31, 2024 or 2023.

2. INVESTMENT SECURITIES (Continued)

The amortized cost and estimated fair value of available-for-sale investment securities at December 31, 2024 by contractual maturity are shown below. Expected maturities will differ from contractual maturities because the issuers of the securities may have the right to call or prepay obligations with or without call or prepayment penalties. (in thousands)

	Available-for-sale
	Amortized Cost	Fair Value
Within one year	$-	$-
One to five years	-	-
Five to ten years	578	538
Beyond ten years	4,703	4,694
	5,281	5,232
Investment securities not due at a single maturity date: mortgage-backed securities	363,874	291,324

	$369,155	$296,556

Investment securities totaling $15.5 million were pledged at December 31, 2024 toward certain letters of credit. Investment securities totaling $256.1 million were pledged to secure borrowings from the Federal Reserve’s Bank Term Funding Program and certain letters of credit as of December 31, 2023. No investment securities were pledged to secure public deposits at December 31, 2024 or December 31, 2023.

3. LOANS

Outstanding loans are summarized below: (in thousands)

	December 31
	2024	2023
Commercial and industrial	$817,422	$716,948
Construction	247,055	237,534
Residential real estate	27,422	16,746
Commercial real estate	773,259	770,515
Consumer	957	305

Total outstanding loans	1,866,115	1,742,048

Deferred loan origination fees, net	(1,173)	(1,401)
Allowance for loan losses	(18,679)	(19,131)

Total loans net of allowance for loan losses	$1,846,263	$1,721,516

From time to time, the Bank pledges loans as collateral under a short-term borrowing arrangement through the Discount Window of the Federal Reserve Bank. The Bank has pledged a total of $897.5 million and $884.9 million of loans for borrowing capacity of $786.5 million and $767.1 million at December 31, 2024 and 2023, respectively. The Bank had no Federal Reserve Bank borrowings outstanding that were secured by loans as of December 31, 2024 or December 31, 2023. See Note 2 - Investment Securities and Note 8 – Subordinated Debt and Other Borrowings for a description of securities pledged to the Federal Reserve’s Bank Term Funding Program.

The Bank has entered into an agreement providing for the pledging of loans for borrowing capacity with the Federal Home Loan Bank. The Bank pledged a total of $654.8 million of loans for remaining borrowing capacity of $391.2 million at December 31, 2024. The Bank pledged a total of $695.0 million of loans for borrowing capacity of $389.4 million at December 31, 2023. The bank had $70.0 million and zero in FHLB borrowings outstanding at December 31, 2024 and December 31, 2023, respectively. (See Note 8 – Subordinated Debt and Other Borrowing Arrangements).

4. ALLOWANCE FOR CREDIT LOSSES

Changes in the allowance for credit losses on loans during the years ended December 31, 2024 and 2023 were as follows: (in thousands)

	2024	2023
Balance, beginning of year	$19,131	$16,481
Adoption of ASU 2016-13	-	(249)
Provision for credit losses on loans	3,909	2,999
Losses charged to allowance	(4,361)	(100)
Recoveries	-	-

Balance, end of year	$18,679	$19,131

Accrued interest receivable related to loans totaled $7.4 million and $7.3 million at December 31, 2024 and December 31, 2023, respectively, and was reported in accrued interest receivable and other assets on the consolidated balance sheets. Accrued interest receivable was excluded from the estimate of credit losses.

Allocation of the allowance for credit losses on loans by portfolio segment for the years ended December 31, 2024 and 2023 are as follows: (in thousands)

	Commercial and Industrial	Construction	Residential Real Estate	Commercial Real Estate	Consumer	Total
Allowance for loan losses:

December 31, 2022	$8,607	$3,367	$93	$4,411	$3	$16,481
Adoption of ASU 2016-13	286	(552)	(22)	38	1	(249)
Provision for credit losses	1,001	341	74	1,586	(3)	2,999
Loans charged-off	(100)	-	-	-	-	(100)
Recoveries	-	-	-	-	-	-

December 31, 2023	9,794	$3,156	$145	$6,035	$1	$19,131
Provision for credit losses	4,737	(151)	141	(828)	10	3,909
Loans charged-off	(4,361)	-	-	-	-	(4,361)
Recoveries	-	-	-	-	-	-

December 31, 2024	$10,170	$3,005	$286	$5,207	$11	$18,679

The following table presents the amortized cost basis of loans on nonaccrual status and loans past due over 89 days still accruing as of December 31, 2024 and 2023: (in thousands)

	Nonaccrual With No Allowance for Credit Losses	Nonaccrual With Allowance for Credit Losses	Total Nonaccrual	Loans Past Due over 89 Days Still Accruing
Commercial and industrial	$113	$1,234	$1,347	$-
Construction	-	-	-	-
Residential Real Estate	-	-	-	-
Commercial Real Estate	-	-	-	-
Consumer	-	-	-	-
	$113	$1,234	$1,347	$-

4. ALLOWANCE FOR CREDIT LOSSES (Continued)

	Nonaccrual With No Allowance for Credit Losses	Nonaccrual With Allowance for Credit Losses	Total Nonaccrual	Loans Past Due over 89 Days Still Accruing
Commercial and industrial	$132	$1,246	$1,378	$-
Construction	-	-	-	-
Residential Real Estate	-	-	-	-
Commercial Real Estate	-	-	-	-
Consumer	-	-	-	-
	$132	$1,246	$1,378	$-

The following tables present the risk category and gross charge-offs by vintage year, which is the year of origination or most recent renewal, as of the date indicated (in thousands).

	Term Loans Amortized Cost Basis by Origination Year						Revolving Loans Amortized Cost	Revolving Loans Converted
	2024	2023	2022	2021	2020	Prior	Basis	to Term	Total
December 31, 2024
Commercial and industrial
Risk Rating
Pass	$131,267	$95,642	$66,474	$74,282	$13,715	$6,223	$413,781	$-	$801,384
Special Mention	-	5,524	4,031	318	69	-	1,950	-	11,892
Substandard	-	-	329	-	-	-	2,470	-	2,799
Substandard - Nonaccrual	-	-	-	-	-	113	-	-	113
Doubtful	-	1,234	-	-	-	-	-	-	1,234
Total	$131,267	$102,400	$70,834	$74,600	$13,784	$6,336	$418,201	$-	$817,422
Gross charge-offs	$4,361	$-	$-	$-	$-	$-	$-	$-	$4,361

Construction
Risk Rating
Pass	$60,400	$71,819	$49,680	$23,694	$3,971	$3,780	$6,632	$-	$219,976
Special Mention	-	-	3,060	24,019	-	-	-	-	27,079
Total	$60,400	$71,819	$52,740	$47,713	$3,971	$3,780	$6,632	$-	$247,055
Gross charge-offs	$-	$-	$-	$-	$-	$-	$-	$-	$-

Residential Real Estate
Risk Rating
Pass	$1,070	$4,395	$677	$-	$1,970	$857	$18,453	$-	$27,422
Total	$1,070	$4,395	$677	$-	$1,970	$857	$18,453	$-	$27,422
Gross charge-offs	$-	$-	$-	$-	$-	$-	$-	$-	$-

Commercial Real Estate
Risk Rating
Pass	$58,681	$163,333	$134,121	$143,578	$46,213	$203,190	$20,723	$-	$769,839
Special Mention	-	-	-	-	-	1,420	2,000	-	3,420
Total	$58,681	$163,333	$134,121	$143,578	$46,213	$204,610	$22,723	$-	$773,259
Gross charge-offs	$-	$-	$-	$-	$-	$-	$-	$-	$-

Consumer
Risk Rating
Pass	$-	$-	$-	$-	$-	$-	$957	$-	$957
Total	$-	$-	$-	$-	$-	$-	$957	$-	$957
Gross charge-offs	$-	$-	$-	$-	$-	$-	$-	$-	$-

Total
Pass	$251,418	$335,189	$250,952	$241,554	$65,869	$214,050	$460,546	$-	$1,819,578
Special Mention	-	5,524	7,091	24,337	69	1,420	3,950	-	42,391
Substandard	-	-	329	-	-	-	2,470	-	2,799
Substandard - Nonaccrual	-	-	-	-	-	113	-	-	113
Doubtful	-	1,234	-	-	-	-	-	-	1,234
Total	$251,418	$341,947	$258,372	$265,891	$65,938	$215,583	$466,966	$-	$1,866,115

4. ALLOWANCE FOR CREDIT LOSSES (Continued)

	Term Loans Amortized Cost Basis by Origination Year						Revolving Loans Amortized Cost	Revolving Loans Converted
	2023	2022	2021	2020	2019	Prior	Basis	to Term	Total
December 31, 2023
Commercial and industrial
Risk Rating
Pass	$149,677	$132,553	$74,564	$9,076	$379	$2,102	$330,526	$-	$698,877
Special Mention	2,824	5,676	70	-	-	-	1,281	-	9,851
Substandard	-	919	-	-	-	-	5,923	-	6,842
Substandard - Nonaccrual	-	-	-	132	-	-	-	-	132
Doubtful	1,246	-	-	-	-	-	-	-	1,246
Total	$153,747	$139,148	$74,634	$9,208	$379	$2,102	$337,730	$-	$716,948
Gross charge-offs	$-	$100	$-	$-	$-	$-	$-	$-	$100

Construction
Risk Rating
Pass	$151,068	$55,957	$11,010	$-	$-	$-	$7,556	$-	$225,591
Special Mention	11,943	-	-	-	-	-	-	-	11,943
Total	$163,011	$55,957	$11,010	$-	$-	$-	$7,556	$-	$237,534
Gross charge-offs	$-	$-	$-	$-	$-	$-	$-	$-	$-

Residential Real Estate
Risk Rating
Pass	$4,455	$688	$-	$2,044	$461	$1,353	$7,745	$-	$16,746
Total	$4,455	$688	$-	$2,044	$461	$1,353	$7,745	$-	$16,746
Gross charge-offs	$-	$-	$-	$-	$-	$-	$-	$-	$-

Commercial Real Estate
Risk Rating
Pass	$200,122	$174,499	$163,985	$74,480	$44,238	$75,885	$37,306	$-	$770,515
Total	$200,122	$174,499	$163,985	$74,480	$44,238	$75,885	$37,306	$-	$770,515
Gross charge-offs	$-	$-	$-	$-	$-	$-	$-	$-	$-

Consumer
Risk Rating
Pass	$-	$-	$-	$-	$-	$-	$305	$-	$305
Total	$-	$-	$-	$-	$-	$-	$305	$-	$305
Gross charge-offs	$-	$-	$-	$-	$-	$-	$-	$-	$-

Total
Pass	$505,322	$363,697	$249,559	$85,600	$45,078	$79,340	$383,438	$-	$1,712,034
Special Mention	14,767	5,676	70	-	-	-	1,281	-	21,794
Substandard	-	919	-	-	-	-	5,923	-	6,842
Substandard - Nonaccrual	-	-	-	132	-	-	-	-	132
Doubtful	1,246	-	-	-	-	-	-	-	1,246
Total	$521,335	$370,292	$249,629	$85,732	$45,078	$79,340	$390,642	$-	$1,742,048

4. ALLOWANCE FOR CREDIT LOSSES (Continued)

The Company monitors loans by past due status. The following tables present the aging of past due loans as of December 31, 2024 and 2023: (in thousands)

	December 31, 2024
	30-59 Days Past Due	60-89 Days Past Due	Greater than 89 days And Still Accruing	Nonaccrual	Total Past Due and Nonaccrual	Current	Total
Commercial and industrial	$-	$-	$-	$1,347	$1,347	$816,075	$817,422
Construction	-		-	-	-	247,055	247,055
Residential Real Estate	-	-	-	-	-	27,422	27,422
Commercial Real Estate	-	-	-	-	-	773,259	773,259
Consumer	-	-	-	-	-	957	957

Total	$-	$-	$-	$1,347	$1,347	$1,864,768	$1,866,115

	December 31, 2023
	30-59 Days Past Due	60-89 Days Past Due	Greater than 89 days And Still Accruing	Nonaccrual	Total Past Due and Nonaccrual	Current	Total
Commercial and industrial	$-	$-	$-	$1,378	$1,378	$715,570	$716,948
Construction	-	-	-	-	-	237,534	237,534
Residential Real Estate	-	-	-	-	-	16,746	16,746
Commercial Real Estate	-	-	-	-	-	770,515	770,515
Consumer	-	-	-	-	-	305	305

Total	$-	$-	$-	$1,378	$1,378	$1,740,670	$1,742,048

Loans that are deemed by management to no longer possess risk characteristics similar to other loans in the portfolio, or that have been identified as collateral dependent, are evaluated individually for purposes of determining an appropriate lifetime allowance for credit losses. Loans deemed collateral dependent require evaluation based on the estimated fair value of the underlying collateral, less estimated costs to sell. The following table presents outstanding loan balances of collateral-dependent loans by portfolio segment as of December 31, 2024 and 2023:

Collateral Type
	Real Property	Business Assets	Accounts Receivable	Equipment	Total
December 31, 2024
Commercial and industrial	$113	$-	$-	$-	$113
Construction	-	-	-	-	-
Residential Real Estate	-	-	-	-	-
Commercial Real Estate	-	-	-	-	-
Consumer	-	-	-	-	-

Total	$113	$-	$-	$-	$113

December 31, 2023
Commercial and industrial	$132	$-	$-	$-	$132
Construction	-	-	-	-	-
Residential Real Estate	-	-	-	-	-
Commercial Real Estate	-	-	-	-	-
Consumer	-	-	-	-	-

	$132	$-	$-	$-	$132

4. ALLOWANCE FOR CREDIT LOSSES (Continued)

The recorded investment in loans includes accrued interest receivable and loan origination fees, net. For purposes of this disclosure, the unpaid principal balance is not reduced for any related allowance for credit losses.

Occasionally, the Company modifies loans to borrowers in financial distress by providing principal forgiveness, term extension, an other-than-insignificant payment delay or interest rate reduction. In some cases, the Company provides multiple types of concessions on one loan.

The following tables present the amortized cost basis of loans at December 31, 2024 and December 31, 2023 that were both experiencing financial difficulty and modified during the years ended December 31, 2024 and 2023, by portfolio segment and by type of modification. The percentage of the amortized cost basis of loans that were modified to borrowers in financial distress as compared to the amortized cost basis of each segment of financing receivable is also presented below: (in thousands)

	Extension	Payment Delay and Term Extension	Interest Rate Reduction and Payment Delay	Interest Rate Reduction, Payment Delay and Term Extension	Principal Forgiveness, Interest Rate Reduction, Payment Delay and Term Extension	Total	% of Total Class
December 31, 2024
Commercial and industrial	$8,172	$-	$-	$-	$-	$8,172	1.00%
Construction	20,511	-	-	-	-	20,511	8.30
Residential Real Estate	-	-	-	-	-	-	-
Commercial Real Estate	-	-	-	-	-	-	-
Consumer	-	-	-	-	-	-	-

Total	$28,683	$-	$-	$-	$-	$28,683	1.54%

December 31, 2023
Commercial and industrial	$2,824	$6,182	$1,246	$1,409	$132	$11,793	1.55%
Construction	-	-	-	-	-	-	-
Residential Real Estate	-	-	-	-	-	-	-
Commercial Real Estate	-	-	-	-	-	-	-
Consumer	-	-	-	-	-	-	-

Total	$2,824	$6,182	$1,246	$1,409	$132	$11,793	0.68%

The Company has committed to lend additional amounts totaling $1.9 million and $0 to the borrowers included in the previous tables for the years ended December 31, 2024 and 2023, respectively. There was one loan for $132,000 that had a payment default during the year ended December 31, 2023 and was modified in the twelve months prior to that default to borrowers experiencing financial difficulty.

5. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following: (in thousands)

	December 31,
	2024	2023
Leasehold improvements	$5,270	$5,270
Furniture and equipment	1,516	1,777
Computer equipment	1,178	2,302

Gross property and equipment	7,964	9,349

Less accumulated depreciation and amortization	5,633	6,052

Property and equipment, net	$2,331	$3,297

Depreciation included in occupancy and equipment expense totaled $993,000 and $1.0 million for the years ended December 31, 2024 and 2023, respectively.

6. LEASES

Lease Arrangements

The Company enters into leases in the normal course of business primarily for headquarters, back-office operations locations and business development offices. The Company’s leases have remaining terms ranging from 2 to 65 months, some of which include termination or renewal options to extend the lease for up to 5 years.

The Company leases its administrative offices in San Jose under a noncancellable operating lease. The lease expires in 2027 and has one five-year renewal option. The Company also leases office space for loan production offices in Redwood City and San Francisco, California. At the end of September 2021, the Company closed its Palo Alto branch office and the space has been subleased. The Redwood City loan production office lease expires in 2025 and has one three-year renewal option. The San Francisco loan production office lease expires in 2030.

Leases are classified as operating or finance leases at the lease commencement date. The Company does not currently have any significant finance leases in which it is the lessee. Lease expense for operating leases and short-term leases is recognized on a straight-line basis over the lease term. Right-of-use assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Right-of-use assets and lease liabilities are recognized at the lease commencement date based on the estimated present value of lease payments over the lease term.

The Company uses its incremental borrowing rate at lease commencement to calculate the present value of lease payments when the rate implicit in a lease is not known. The Company’s incremental borrowing rate is based on the Federal Home Loan Bank of San Francisco, adjusted for the lease term and other factors.

Right-of-use assets and lease liabilities by lease type, and the associated balance sheet classifications, are as follows (in thousands):

	December 31,
Balance Sheet Classification	2024	2023
Right-of-use assets:
Operating leases - Accrued interest receivable and other assets	$6,933	$9,520

Total right-of-use assets	$6,933	$9,520

Lease liabilities:
Operating leases - Accrued interest payable and other liabilities	$7,686	$10,429

Total lease liabilities	$7,686	$10,429

6. LEASES (Continued)

Lease Expense

Total lease cost was comprised solely of operating lease expense of $3.0 million and $3.0 million for the years ended December 31, 2024 and 2023, respectively.

Lease Obligations

Future undiscounted lease payments for operating leases with initial terms of one year or more as of December 31, 2024 are as follows:

December 31,	Leases
2025	$2,620
2026	2,594
2027	2,336
2028	739
2029	761
Thereafter	321
Total undiscounted lease payments	9,371
Less imputed interest	1,685

Net lease liabilities	$7,686

	December 31,
Supplemental Lease Information	2024	2023
Operating lease weighted average remaining lease term (years)	3.87	4.62
Operating lease weighted average discount rate	2.52%	2.52%

7. DEPOSITS

The Company’s total deposits consisted of the following: (in thousands).

	December 31,
	2024	2023
Interest-bearing checking	$993,219	$740,902
Savings	3,052	3,887
Money market	335,526	294,230
Time, $250,000 or more	51,009	23,382
Other time	23,459	23,294
Brokered	70,763	96,117
Total interest-bearing deposits	1,477,028	1,181,812
Noninterest-bearing deposits	414,327	472,517
Total deposits	$1,891,355	$1,654,329

Brokered deposits are used to supplement the Company’s traditional deposit funding sources. At December 31, 2024 and 2023, they represented 4% and 6% of total deposits, respectively. Scheduled maturities of time deposits for the next five years were as follows: (in thousands)

Year Ending December 31,
2025	$73,301
2026	-
2027	-
2028	51
2029 and after	1,116
Total time deposits	$74,468

7. DEPOSITS (Continued)

Interest expense recognized on interest-bearing deposits for the years ended December 31, 2024, and 2023 consisted of the following: (in thousands)

	2024	2023
Interest-bearing checking	$35,111	$19,548
Savings	46	77
Money market	10,683	12,149
Time, $250,000 or more	975	386
Other time	2,170	551
Brokered	5,161	3,703

Total interest on deposits	$54,146	$36,414

Overdrawn deposit accounts reclassified as loans were $70,000 and $139,000 as of December 31, 2024 and 2023, respectively.

At December 31, 2024, the Company had one deposit relationship that exceeded 5% of total deposits. At $97.0 million, it represented 5% of total deposits. At December 31, 2023, the Company did not have any deposit relationships that exceeded 5% of total deposits.

Estimated uninsured deposits, including accrued interest, were 33% of total deposits at December 31, 2024, compared to 34% of total deposits at December 31, 2023. The uninsured amounts are estimated based on the methodologies and assumptions used for the Bank’s regulatory reporting requirements.

8. SUBORDINATED DEBT AND OTHER BORROWING ARRANGEMENTS

On December 20, 2019, the Company issued $22.0 million in ten-year, fixed-to-floating rate subordinated notes to certain qualified institutional buyers and institutional accredited investors. The subordinated notes have a maturity date of December 30, 2029 and bear interest at the rate of 5.0% per annum, payable semiannually for the first five years of the term, and then quarterly at a variable rate based on the then current 3-month Secured Overnight Financing Rate plus 359.5 basis points. The notes are redeemable after five years subject to certain conditions. The indebtedness evidenced by the subordinated notes, including principal and interest, is unsecured and subordinate and junior to general and secured creditors and depositors. On the balance sheet the subordinated notes are carried net of debt issuance costs, and these were fully amortized as of December 31, 2024.

The Company had unsecured Federal Funds lines of credit totaling $175.0 million with its correspondent banks at December 31, 2024 and $171.0 million at December 31, 2023. There were borrowings outstanding of $115.0 million and $136.0 million as of December 31, 2024 and December 31, 2023, respectively. The interest rate paid on the borrowings outstanding was 4.40%-4.65% as of December 31, 2024 and 5.55-5.65% as of December 31, 2023.

The Company has a short-term borrowing arrangement with the Federal Reserve Bank through the Discount Window. The Company currently has a detailed lien on certain loans to secure borrowings. The borrowing capacity under the agreement varies depending on the amount of loans pledged and totaled $786.5 million and $767.5 million as of December 31, 2024 and 2023, respectively. There were no borrowings outstanding under the agreement at December 31, 2024 or 2023.

In March of 2023, Avidbank participated in the Federal Reserve’s BTFP. As of December 31, 2023, the Bank had secured borrowing capacity of $238.6 million collateralized by the par value of pledged securities totaling $238.6 million. As of December 31, 2023, the balance outstanding was $224.0 million consisting of three term advances maturing in April and May 2024. The BTFP ceased extending new loans on March 11, 2024. During the fourth quarter of 2024, the Company fully repaid all remaining borrowings from this program.

As a member of the Federal Home Loan Bank of San Francisco, the Bank is eligible to use the FHLB’s facilities for short and long term borrowing. Borrowing capacity requires stock ownership in the FHLB and is based on pledged assets or a blanket lien against certain loan categories. There were borrowings outstanding from the FHLB totaling $70.0 million and $0 at December 31, 2024 and 2023, respectively. The remaining borrowing capacity at December 31, 2024 was $391.2 million under a detailed lien on loans.

9. SHAREHOLDERS’ EQUITY

Dividends

The Company’s ability to pay cash dividends is dependent on dividends paid to it by the Bank, if any, and limited by Federal and California law. Under California law, the holders of common stock of the Company are entitled to receive dividends when and as declared by the Board of Directors, out of funds legally available, subject to certain restrictions. The California General Corporation Law prohibits the Company from paying dividends on its common stock unless either: (i) the amount of retained earnings of the corporation immediately prior to the dividend equals or exceeds the sum of (A) the amount of the proposed dividend plus (B) the preferential preferred dividends in arrears amount, if any, or (ii) immediately after the dividend, the value of the corporation’s assets would equal or exceed the sum of its total liabilities plus the preferential rights amount, if any.

Dividends paid from the Bank to the Company are restricted under certain Federal laws and regulations governing banks. In addition, the California Financial Code restricts the total dividend payment of any bank in any one year to the lesser of (1) the bank’s retained earnings or (2) the bank’s net income for its last three fiscal years, less distributions made to shareholders during the same three-year period, without the prior approval of the California Department of Financial Protection and Innovation. At December 31, 2024, $63.3 million was free of such restrictions.

Earnings Per Common Share

A reconciliation of the numerators and denominators of the basic and diluted earnings per common share computations for the years ended December 31, 2024 and 2023 is shown below. (dollars in thousands, except the per share amounts)

December 31, 2024	Net Income	Net Income Available to Common Shareholders	Weighted Average Number of Shares Outstanding	Per Share Amount
Basic earnings per common share	$21,015	$21,015	7,426,096	$2.83

Effect of dilutive restricted stock			178,346

Diluted earnings per common share	$21,015	$21,015	7,604,442	$2.76

December 31, 2023
Basic earnings per common share	$16,801	$16,801	7,323,172	$2.29

Effect of dilutive restricted stock			167,607

Diluted earnings per common share	$16,801	$16,801	7,490,779	$2.24

There were 222 shares excluded from the calculation of diluted earnings per share in 2024 and 306 shares excluded in 2023. These awards were considered anti-dilutive because the assumed proceeds divided by the weighted average shares issuable were higher than the average price of the shares.

9. SHAREHOLDERS’ EQUITY (Continued)

Stock Repurchase Program

The Company announced a stock repurchase program on November 25, 2020, effective immediately, authorizing the repurchase of up to 5% or 307,780 shares of the Company’s outstanding common stock. The program has no expiration date. Under the stock repurchase program, the Company may, from time to time, repurchase shares of its outstanding common stock in the open market, in privately-negotiated transactions, or otherwise, subject to applicable laws and regulations. The extent to which the Company repurchases its shares, and the timing of such repurchases, will depend upon a variety of factors, including market conditions, regulatory requirements, availability of funds, and other relevant considerations, as determined by the Company. The Company may, at its discretion, begin, suspend or terminate repurchases at any time prior to the program’s expiration, without any prior notice. There is no obligation on the part of the Company to repurchase any shares of its common stock. For the years ended December 31, 2024, and 2023, no shares were repurchased.

Regulatory Capital

Banks and bank holding companies are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and, additionally for banks, prompt corrective action regulations, involve quantitative measures of assets, liabilities and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet capital requirements can initiate regulatory action. Under the Basel III rules, the Company must hold a capital conservation buffer above the adequately capitalized risk-based capital ratios. The net unrealized gain or loss on available-for-sale securities is not included in computing regulatory capital. Management believes as of December 31, 2024, the Company and the Bank meet all capital adequacy requirements to which they are subject.

Prompt corrective action regulations provide five classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required. At December 31, 2024 and 2023, the most recent regulatory notifications categorized the Bank as “well capitalized” under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the institution’s category.

To be categorized as well-capitalized, under the regulatory framework for prompt corrective actions, the Company and the Bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the table below:

9. SHAREHOLDERS’ EQUITY (Continued)

Regulatory Capital (Continued)

Actual and required capital amounts (in thousands) and ratios, exclusive of the capital conservation buffer are presented below at December 31, 2024 and 2023:

	2024		2023
	Amount	Ratio	Amount	Ratio
Leverage Ratio
Avidbank Holdings, Inc.	$237,700	10.35%	$214,187	9.77%
Minimum regulatory requirement	$91,844	4.00%	$87,648	4.00%

Avidbank	$253,437	11.07%	$230,293	10.53%
Minimum requirement for “Well-Capitalized” institution	$114,510	5.00%	$109,305	5.00%
Minimum regulatory requirement	$91,608	4.00%	$87,444	4.00%

Common Equity Tier I
Avidbank Holdings, Inc.	$237,700	10.59%	$214,187	9.88%
Minimum regulatory requirement	$101,018	4.50%	$97,581	4.50%

Avidbank	$253,437	11.32%	$230,293	10.65%
Minimum requirement for “Well-Capitalized” institution	$145,515	6.50%	$140,613	6.50%
Minimum regulatory requirement	$100,741	4.50%	$97,347	4.50%

Tier 1 Risk-Based Capital Ratio
Avidbank Holdings, Inc.	$237,700	10.59%	$214,187	9.88%
Minimum regulatory requirement	$134,690	6.00%	$130,108	6.00%

Avidbank	$253,437	11.32%	$230,293	10.65%
Minimum requirement for “Well-Capitalized” institution	$179,095	8.00%	$173,062	8.00%
Minimum regulatory requirement	$134,322	6.00%	$129,797	6.00%

Total Risk-Based Capital Ratio
Avidbank Holdings, Inc.	$276,225	12.30%	$257,284	11.86%
Minimum regulatory requirement	$179,587	8.00%	$173,478	8.00%

Avidbank	$274,362	12.26%	$251,484	11.63%
Minimum requirement for “Well-Capitalized” institution	$223,869	10.00%	$216,328	10.00%
Minimum regulatory requirement	$179,095	8.00%	$173,062	8.00%

10. INCOME TAXES

The provision for income taxes for the years ended December 31, 2024 and 2023 consisted of the following: (in thousands)

2024	Federal	State	Total
Current	$5,763	$3,373	$9,136
Deferred	(255)	(93)	(348)

Provision for income taxes	$5,508	$3,280	$8,788

2023	Federal	State	Total
Current	$4,522	$2,569	$7,091
Deferred	151	(71)	80

Provision for income taxes	$4,673	$2,498	$7,171

10. INCOME TAXES (Continued)

Deferred tax assets (liabilities) at December 31, 2024 and 2023 are included in accrued interest receivable and other assets on the Consolidated Balance Sheets and consisted of the following: (in thousands)

	2024	2023
Deferred tax assets:
Allowance for credit losses on loans	$5,471	$6,153
State tax	671	522
Fixed assets	557	411
Lease liabilities	2,288	3,042
Accrued expenses	1,778	1,606
Other	785	299
Stock-based compensation	1,533	1,187
Unrealized loss on available-for-sale investment securities	21,262	19,962

Total deferred tax assets	$34,345	$33,182

Deferred tax liabilities:
Other	$(305)	$(209)
Right-of-use asset	(2,133)	(2,901)
Loan origination costs	(1,476)	(1,289)
Unrealized gain on interest rate swaps	-	-

Total deferred tax liabilities	(3,914)	(4,399)

Net deferred tax asset	$30,431	$28,783

In assessing the realizability of deferred tax assets, management considers whether it is more-likely-than-not that some portion or all of the deferred tax assets will not be realized. A valuation allowance is provided when it is deemed more likely than not that some portion, or all, of the deferred tax asset will not be realized. In assessing the ability to realize the deferred tax assets, management considers the four possible sources of taxable income including future reversals of existing taxable temporary differences, future taxable income, taxable income in prior carryback years and tax-planning strategies that would, if necessary, be implemented. At December 31, 2024 and 2023, management believed deferred tax asset balances were fully realizable, and no valuation allowances were recorded.

The provision for income taxes differs from amounts computed by applying the statutory Federal income tax rate to income before income taxes. The effects of these differences are as follows (dollars in thousands):

	Years Ended December 31,
	2024		2023
	Amount	Rate %	Amount	Rate %
Federal income tax expense, at statutory rate	$6,259	21.0%	$5,034	21.0%
State tax expense, net of Federal tax expense	2,509	8.4%	1,974	8.2%
Stock-based compensation	23	0.1%	6	-%
Tax-exempt income from life insurance policies	(75)	(0.3)%	(164)	(0.7)%
Meals and entertainment	21	0.1%	15	0.1%
Tax-exempt income from securities, net of expense	(4)	-%	(20)	(0.1)%
Low income housing credit	(1)	-%	(96)	(0.4)%
Penalty and gain on BOLI surrender	-	-%	478	2.0%
Other	56	0.2%	(56)	(0.3)%

Total income tax expense	$8,788	29.5%	$7,171	29.8%

The Company had no uncertain tax positions at December 31, 2024 or 2023. The amount of tax benefits that would impact the effective rate, if recognized, is not expected to be material. The Company does not anticipate any significant changes with respect to unrecognized tax benefits within the next twelve months.

10. INCOME TAXES (Continued)

Status of Open Tax Years

The Company is subject to U.S. Federal income tax as well as various other state income tax. Federal income tax returns for 2021 through 2023 and state income tax returns generally for 2020 through 2023 are currently open for Federal or state income tax examinations. The Company is not currently under audit by the IRS or state taxing authorities.

11. BENEFIT PLANS

Equity Incentive Awards

Under the 2013 and 2022 Equity Incentive Plans, the Company is able to provide stock-based awards to employees, directors, and contractors. Awards under the Equity Incentive Plans may be in the form of, but not limited to, the following: stock options, restricted stock or units, performance-based shares or units, and other stock-based awards as determined by the Board of Directors. The 2013 and 2022 Equity Incentive Plans specify that the option price may not be less than the fair market value of the stock at the date the option is granted, and that the stock must be paid for in full at the time the option is exercised. All options expire on a date determined by the Board of Directors, but not later than five years from the date of grant. Upon grant, options vest ratably over a four-year period. As of December 31, 2024, all stock option awards have been fully vested and exercised or expired. There are no plans to award additional stock option awards.

As of December 31, 2024, there were 177,273 remaining shares available to be granted as options or restricted stock among other forms of equity compensation under the 2022 Equity Incentive Plan (“2022 Plan”). Upon the approval of the 2022 Equity Incentive Plan, no new awards were granted under the 2013 Equity Incentive Plan (“2013 Plan”), however the Company may continue to issue shares of common stock pursuant to awards granted under the 2013 Plan that were outstanding as of the date of the approval of the 2022 Plan.

Restricted Common Stock Awards

The 2013 and 2022 Equity Incentive Plans provide for the issuance of restricted stock to directors and officers. Restricted common stock grants typically vest over a three-year period. Restricted common stock (all of which are shares of our common stock) is subject to forfeiture if employment terminates prior to vesting. The cost of these awards is recognized over the vesting period of the awards based on the fair value of our common stock on the date of the grant. The market price of the Company’s common stock at the date of grant is used for the fair value of restricted stock awards.

The following table summarizes restricted stock activity for the year ended December 31, 2024:

	Shares	Weighted Average Grant Date Fair Value
Non-vested shares at December 31, 2023	406,240	$21.63
Granted	182,967	19.40
Vested	(128,477)	19.81
Forfeited	(9,635)	21.73

Non-vested shares at December 31, 2024	451,095	$21.24

During the year ended December 31, 2024, 0 shares of restricted common stock were granted from the 2013 Equity Incentive Plan and 182,967 were granted from the 2022 Equity Incentive Plan. Offsetting the 182,967 grants were 37,010 shares withheld to cover taxes, in addition to 9,635 shares forfeited due to terminations that resulted in net restricted stock issued of 136,322 shares. The restricted common stock had a weighted average fair value of $19.40 per share on the date of grant. Most restricted shares granted have a three-year cliff vesting period, with shares vesting on the three year anniversary date; however the Company has started to grant awards that vest ratably over 3 years.

11. BENEFIT PLANS (Continued)

Restricted Common Stock Awards (Continued)

10,500 shares were awarded to non-employee directors in 2024 with a one-year vesting period. As of December 31, 2024, there were 451,095 shares of restricted stock that were nonvested and expected to vest. Stock-based compensation cost charged against income for restricted stock awards was $3.2 million and $2.8 million for the years ended December 31, 2024, and 2023, respectively.

As of December 31, 2024, there was $4.8 million of total unrecognized compensation cost related to nonvested restricted common stock. Restricted stock compensation expense is recognized on a straight-line basis over the vesting period. This cost is expected to be recognized over a weighted average remaining period of 1.95 years.

Defined Contribution Plan

The Company has a 401(k) profit sharing plan. All employees 21 years of age or older become eligible to participate in the plan on the first day of the month following employment with the Bank. Eligible employees may elect to make tax deferred contributions of their salary up to the maximum amount allowed by law. The Bank may make additional contributions to the plan at the discretion of the Board of Directors. Bank contributions vest at a rate of 25% annually for all employees. Bank contributions for the years ended December 31, 2024, and 2023 totaled $585,000 and $554,000, respectively.

12. COMMITMENTS AND CONTINGENCIES

Federal Reserve Requirements

The Federal Reserve Board reduced reserve requirement ratios to zero percent effective March 26, 2020, in response to the COVID-19 pandemic. This action eliminated reserve requirements for all depository institutions. Prior to that date banks were required to maintain reserves with the Federal Reserve Bank equal to a percentage of their reservable deposits. The amount of such reserve balances required at December 31, 2024 and 2023 was $0.

Financial Instruments With Off-Balance-Sheet Risk

Some financial instruments, such as loan commitments, credit lines, letters of credit, and overdraft protection, are issued to meet customer financing needs. These are agreements to provide credit or to support the credit of others, as long as conditions established in the contract are met, and usually have expiration dates. Commitments may expire without being used. Off-balance sheet risk to credit loss exists up to the face amount of these instruments, although material losses are not anticipated. The same credit policies are used to make such commitments as are used for loans, including obtaining collateral at exercise of the commitment. We manage our liquidity position to make sure we have adequate liquidity and funding if there are significant draws on our unfunded commitments.

The Company has some commitments that are unconditionally cancellable at its discretion, and these amounts are not included in the totals below. The contractual amounts of financial instruments with off-balance sheet credit risk at year-end were as follows (in thousands):

	December 31,
	2024		2023
	Fixed Rate	Variable Rate	Fixed Rate	Variable Rate
Commitments to extend credit	$39,225	$677,470	$52,256	$564,020
Standby letters of credit	2,190	15,853	200	1,894

Commitments to extend credit consist primarily of unfunded single-family residential and commercial real estate, construction loans and commercial revolving lines of credit. Construction loans are established under standard underwriting guidelines and policies and are secured by deeds of trust, with disbursements made over the course of construction. Commercial revolving lines of credit have a high degree of industry diversification. Commitments to make loans are generally made for periods of 10 years or less. The fixed rate loan commitments have interest rates ranging from 1.75% to 15.00% and maturities ranging primarily from 1 year to 24 years.

12. COMMITMENTS AND CONTINGENCIES (Continued)

Financial Instruments With Off-Balance-Sheet Risk (Continued)

Standby letters of credit are generally secured and are issued by the Bank to guarantee the performance of a customer to a third party. The credit risk involved in issuing standby letters of credit is essentially the same as that involved in extending loans to customers. The fair value of the liability related to these standby letters of credit, which represents the fees received for issuing the guarantees, was not significant at December 31, 2024 and 2023. The Company recognizes these fees as revenue over the term of the commitment or when the commitment is used.

Significant Concentrations of Credit Risk

The Company grants real estate mortgage, real estate construction, commercial and consumer loans primarily to customers in the California counties of San Mateo, San Francisco and Santa Clara. Although the Company has a diversified loan portfolio, a substantial portion of its portfolio is secured by commercial and residential real estate. Management believes the loans within this concentration have no more than the normal risk of collectability. However, a substantial decline in real estate values in the Company’s primary market area could have an adverse impact on the collectability of these loans. Personal and business income represent the primary sources of repayment for a majority of these loans and management believes the risks presented by the concentration are further mitigated by diversification of property types within the Company’s real estate portfolio and by conservative underwriting.

At December 31, 2024, in management’s judgment, a concentration of loans existed in construction and commercial real estate related loans. At that date, approximately 54% of the Company’s loans were construction and real estate related, representing 13% and 41% of total outstanding loans, respectively.

At December 31, 2023, in management’s judgment, a concentration of loans existed in construction and real estate related loans. At that date, approximately 55% of the Company’s loans were construction and real estate related, representing 14% and 41% of total outstanding loans, respectively.

Contingencies

The Company is subject to legal proceedings and claims which arise in the ordinary course of business. In the opinion of management, the Company is not currently involved in any legal proceedings that would have a material impact on the financial statements.

13. RELATED PARTY TRANSACTIONS

During the normal course of business, the Company enters into transactions with related parties, including directors and officers. As of December 31, 2024 and 2023, there were no balances outstanding for related party loans and no additions or amounts repaid during those two years. Undisbursed commitments to related parties totaled $5,000 and $5,000 as of December 31, 2024 and 2023, respectively.

Deposits of certain officers, directors, and their associates totaled approximately $519,000 and $1.5 million as of December 31, 2024 and 2023, respectively.

14. OTHER EXPENSES

Other expenses for the years ended December 31, 2024 and 2023 consisted of the following: (in thousands)

	2024	2023
Director’s fees and expenses	746	745
Correspondent bank charges	608	588
Advertising and marketing	412	349
Travel and meals	545	593
Business software and subscriptions	1,051	841
Other	819	708

Total other expenses	$4,181	$3,824

15. FAIR VALUE

In accordance with accounting guidance, the Company groups its financial assets and financial liabilities measured at fair value into three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

Level 1 - Valuations for assets and liabilities traded in active exchange markets, such as the New York Stock Exchange. Level 1 also includes U.S. Treasury, other U.S. government and agency mortgage-backed securities that are traded by dealers or brokers in active markets. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2 - Valuations for assets and liabilities traded in less active dealer or broker markets. Valuations are obtained from third party pricing services for identical or comparable assets or liabilities.

Level 3 - Valuations for assets and liabilities that are derived from other valuation methodologies, including option pricing models, discounted cash flow models and similar techniques, and not based on market exchange, dealer, or broker traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities.

Because no market exists for a significant portion of the Company’s financial instruments, fair value estimates are based on judgments regarding current economic conditions, risk characteristics of various financial instruments and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the fair values presented. The following methods and assumptions were used by the Company to estimate the fair values of its financial instruments at December 31, 2024 and 2023:

Cash and cash equivalents, Federal Funds Sold and interest-bearing deposits in other banks

The carrying amount of these instruments approximate the fair value and are classified as Level 1 in the fair value hierarchy.

Securities available-for-sale

Where quoted prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. Level 1 securities include highly liquid government bonds, certain mortgage products and exchange-traded equities. If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics, or discounted cash flows. Examples of such instruments, which would generally be classified within Level 2 of the valuation hierarchy, include certain collateralized mortgage and debt obligations, corporate bonds, municipal bonds and U.S. agency notes. In certain cases where there is limited activity or less transparency around inputs to the valuation, securities are classified within Level 3 of the valuation hierarchy. Securities classified within Level 3 might include certain residual interests in securitizations and other less liquid securities. As of December 31, 2024 and December 31, 2023, all securities available for sale were Level 2.

Loans

The fair value of variable rate loans that reprice frequently and with no significant change in credit risk is based on the carrying value and results in a classification of Level 3 within the fair value hierarchy. Fair value for other loans is estimated using discounted cash flow analysis using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality resulting in a Level 3 classification in the fair value hierarchy. For collateral dependent real estate loans, fair value is commonly based on recent real estate appraisals. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by the independent appraisers to adjust for differences between the comparable sales and income data available. Such adjustments are usually significant and typically result in a Level 3 classification of the inputs for determining fair value. Non-real estate collateral may be valued using an appraisal, net book value per the borrower’s financial statements, or aging reports, adjusted or discounted based on management’s historical knowledge, changes in market conditions from the time of the valuation, and management’s expertise and knowledge of the client and client’s business, resulting in a Level 3 fair value classification. Impaired loans are evaluated on a quarterly basis for additional impairment and adjusted accordingly. The estimated fair values of financial instruments disclosed above as of December 31, 2024 and 2023 follow the guidance in ASU 2016-01 which prescribes an “exit price” approach in estimating and disclosing fair value of financial instruments incorporating discounts for credit, liquidity, and marketability factors.

15. FAIR VALUE (Continued)

Deposits

The fair value of demand deposits, savings accounts, and money market deposits is the amount payable on demand at the reporting date. The fair value of fixed maturity certificates of deposits is estimated by discounting the future cash flows using rates currently offered for deposits of similar remaining maturities. Deposits are classified as Level 2.

Subordinated debt/other borrowings

Other Borrowings: The carrying amount of other borrowings approximate their fair values resulting in a Level 1 classification. They generally mature within thirty days or have a variable interest rate.

Subordinated Debt: The carrying amount of the Company’s Subordinated Debentures are estimated using discounted cash flow analysis based on the current borrowing rates for similar types of borrowing arrangements resulting in a Level 3 classification.

Derivatives

The fair value of interest rate swaps is estimated using inputs that are observable or that can be corroborated by observable market data and therefore are classified as Level 2. The fair value estimations include primarily market observable inputs.

The carrying amounts and estimated fair values of financial instruments, at December 31, 2024 and December 31, 2023 are as follows (in thousands):

	Carrying	Fair Value Measurements at December 31, 2024 Using:
	Amount	Level 1	Level 2	Level 3	Total
Financial assets:
Cash and due from banks	$8,662	$8,662	$-	$-	$8,662
Due from Federal Reserve Bank and interest-bearing deposits in banks	74,039	74,039	-	-	74,039
Securities available-for-sale	296,556	-	296,556	-	296,556
Loans, net	1,846,263	-	-	1,825,368	1,825,368

Financial liabilities:
Deposits	1,891,355	-	1,737,457	-	1,737,457
Subordinated debt	22,000	-	-	24,809	24,809
Short-term borrowings	185,000	185,000	-	-	185,000

	Carrying	Fair Value Measurements at December 31, 2023 Using:
	Amount	Level 1	Level 2	Level 3	Total
Financial assets:
Cash and due from banks	$9,754	$9,754	$-	$-	$9,754
Due from Federal Reserve Bank and interest-bearing deposits in banks	71,642	71,642	-	-	71,642
Securities available-for-sale	325,320	-	325,320	-	325,320
Loans, net	1,721,516	-	-	1,690,525	1,690,525

Financial liabilities:
Deposits	1,654,329	1,755,512	1,546,678	-	1,546,678
Subordinated debt	21,906	-	-	25,038	25,038
Short-term borrowings	360,000	360,000	-	-	360,000

15. FAIR VALUE (Continued)

Assets Recorded at Fair Value

The following tables present information about the company’s assets and liabilities measured at fair value on a recurring and nonrecurring basis as of December 31, 2024 and December 31, 2023:

Recurring Basis

The Company is required or permitted to record the following assets at fair value on a recurring basis as follows: (in thousands)

	2024
	Fair Value	Level 1	Level 2	Level 3
Securities available-for-sale
U.S. agency securities	$538	$-	$538	$-
Commercial mortgage-backed securities	2,863	-	2,863	-
Residential mortgage-backed securities	288,461	-	288,461	-
U.S. states and political subdivisions	4,694	-	4,694	-
Total securities available-for-sale	$296,556	$-	$296,556	$-

	2023
	Fair Value	Level 1	Level 2	Level 3
Securities available-for-sale
U.S. agency securities	$683	$-	$683	$-
Commercial mortgage-backed securities	1,232	-	1,232	-
Residential mortgage-backed securities	320,469	-	320,469
U.S. states and political subdivisions	2,936	-	2,936	-
Total securities available-for-sale	$325,320	$-	$325,320	$-

Fair values for available-for-sale investment securities are based on quoted market prices for similar securities (Level 2). During the years ended December 31, 2024 and December 31, 2023, there were no significant transfers in or out of Levels 1, 2 or 3.

Non-recurring Basis

The Company may be required, from time to time, to measure certain other financial assets at fair value on a non-recurring basis in accordance with GAAP. These adjustments to fair value usually result from application of lower-of-cost-or-market accounting or write-downs of individual assets.

A loan is considered to be collateral dependent when, based upon management’s assessment, the borrower is experiencing financial difficulty and repayment is expected to be provided substantially through the operation or sale of the collateral. At the time a loan is considered collateral dependent, it is valued at fair value, less estimated costs to sell. Collateral dependent loans carried at fair value generally receive specific allocations of the allowance for credit losses. For collateral dependent loans, fair value is commonly based on recent real estate appraisals. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by the independent appraisers to adjust for differences between the comparable sales and income data available. Such adjustments are usually significant and typically result in a Level 3 classification of the inputs for determining fair value. Non- real estate collateral may be valued using an appraisal, net book value per the borrower’s financial statements, or aging reports, adjusted or discounted based on management’s historical knowledge, changes in market conditions from the time of the valuation, and management’s expertise and knowledge of the client and client’s business, resulting in a Level 3 fair value classification. There were no changes in valuation techniques used during the year ended December 31, 2024.

15. FAIR VALUE (Continued)

Appraisals for collateral-dependent impaired loans are performed by certified general appraisers (for commercial properties) or certified residential appraisers (for residential properties) whose qualifications and licenses have been reviewed and verified by the Company. Once received, the assumptions and approaches utilized in the appraisal as well as the overall resulting fair value is compared with independent data sources such as recent market data or industry-wide statistics.

Collateral dependent loans were measured at fair value and had a principal balance of $113,000 and no valuation allowance at December 31, 2024 and $132,000 with no valuation allowance at December 31, 2023.

16. DERIVATIVE FINANCIAL INSTRUMENTS

During the fourth quarter of 2022, the Company entered into derivative hedging transactions for the first time. The Company’s objectives in using interest rate derivatives are to add stability to net interest revenue and to manage its exposure to interest rate movements. To accomplish this objective, Avidbank primarily uses interest rate swaps as part of its interest rate risk management strategy.

During the second quarter of 2023, Avidbank terminated all of its interest rate swaps. As of December 31, 2024, there were no interest rate swaps outstanding and an unamortized loss of $1,000 was recorded in accumulated other comprehensive income. As of December 31, 2023, there were no interest rate swaps outstanding and an unamortized loss of $84,000 was recorded in accumulated other comprehensive income.

Changes in the fair value of derivatives designated and that qualify as cash flow hedges are recorded in accumulated other comprehensive income and are subsequently reclassified into earnings in the period that the hedged forecasted transaction affects earnings. The Company expects that approximately $74,000 will be reclassified as a decrease to loan interest income over the next twelve months related to the terminated cash flow hedges. The maximum length of time over which forecasted transactions are hedged is approximately 5 years.

In accordance with the interest rate agreements with derivatives dealers, Avidbank may be required to post margin to these counterparties. Cash collateral related to derivative contracts was recorded in other assets or other liabilities in the Consolidated Balance Sheets. No collateral was posted at December 31, 2024 or 2023.

The Company has master netting agreements with the derivatives dealers with which it does business, but reflects gross assets and liabilities on the Consolidated Balance Sheets.

There were no derivative contracts in place as of December 31, 2024 or 2023.

The following table reflects the impact to the Consolidated Statements of Income related to derivative contracts in cash flow hedging relationships for the years ended December 31, 2024 and 2023 (in thousands):

	Amount of Gain or (Loss) Recognized in OCI on Derivatives (Effective Portion)		Gain or (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)
	2024	2023	Location	2024	2023
Interest rate swaps	$83	$(531)	Interest Income	$(83)	$(604)

The Company receives equity warrants with net settlement terms in connection with extending loan commitments to certain of its customers. These warrants are obtained at the inception of a loan facility or the amendment of a loan facility. These warrants are not obtained in lieu of other fees, interest or payments. These warrants potentially provide an additional return, in addition to the traditional loan yield from interest and fees, in the event of a liquidity event of the borrowing company. The Company holds these equity warrants for future investment gains, rather than to hedge economic risks. In general, the equity warrants entitle the Company to buy a specific number of shares of the customer’s stock at a specific price over a specific time period. The warrants may also include contingent provisions which provide for additional shares to be purchased at a specific price if defined future events occur, such as future rounds of equity financing by the customer, or upon additional borrowings by the customer. All of the Company’s equity warrants contain net share settlement provisions, which permit the customer to deliver to the Company, upon the Company’s exercise of the warrant, the amount of shares with a current fair value equal to the net gain under the warrant agreement. Warrants held, which amounted to $663,000 and $458,000 at December 31, 2024 and 2023, respectively, are included in accrued interest receivable and other assets on the consolidated balance sheets.

17. REVENUE FROM CONTRACTS WITH CUSTOMERS

All of the Company’s revenue from contracts with customers in the scope of ASC 606 is recognized within Noninterest Income. The following table presents the Company’s sources of noninterest income for the twelve months ended December 31, 2024 and 2023 (in thousands).

	2024	2023
Service charges and bank fees	$2,600	$2,209
Foreign exchange income	896	411
Bank owned life insurance income(a)	508	894
Warrant and success fee income(a)	65	23
Other investment income(a)	1,092	56
Loss on sale of investment securities(a)	-	(6,214)
Loss on sale of ORE	-	(165)
Other income(b)	849	134
	$6,010	$(2,652)

(a)	Not within the scope of ASC 606
(b)	The Other income category includes $91,000 and $47,000 of revenue within the scope of ASC 606 for 2024 and 2023, respectively

Service charges and bank fees - Service charges on deposit accounts consist of account analysis fees, monthly service fees, and other deposit account related fees. Account analysis and monthly service fees, which relate primarily to monthly maintenance, are earned over the course of a month, representing the period over which the Company satisfies the performance obligation. Other deposit account related fees are largely transaction based and therefore fees are recognized at the point in time when the Company has satisfied its performance obligation. The Company earns other service charges, commissions, and fees from its customers for transaction-based services. Such services include debit card, ATM, and other service charges. In each case, these service charges and fees are recognized in income at the time or within the same period that the Company’s performance obligation is satisfied. The Company earns interchange fees from debit cardholder transactions conducted through various payment networks. Interchange fees from cardholder transactions represent a percentage of the underlying transaction value and are recognized daily, concurrently with the transaction processing services.

Foreign exchange income – The Company earns foreign exchange fees from customers who complete a transaction in a foreign currency. The fees represent a percentage of the underlying transaction value and are assessed concurrently with the transaction processing service provided to the customer. They are then recognized at the end of the month following the transaction processing service.

Gains/Losses on Sale of ORE – The Company records a gain from the sale of ORE when control of the property transfers to the buyer, which generally occurs at the time of an executed deed. When the Company finances the sale of ORE to the buyer, the Company assesses whether the buyer is committed to perform their obligations under the contract and whether collectability of the transaction price is probable. Once these criteria are met, the ORE asset is derecognized and the gain on sale is recorded upon the transfer of control of the property to the buyer. In determining the gain on sale, the Company adjusts the transaction priced and related gain on sale if a significant financing component is present.

18. BUSINESS SEGMENT INFORMATION

The Company is a bank holding company engaged in the business of commercial banking, which accounts for substantially all the revenues, operating income, and assets. Accordingly, all the Company’s operations are recorded in one segment, banking.

The Company has determined that all of its banking divisions meet the aggregation criteria of ASC 280, Segment Reporting, as its current operating model is structured whereby banking divisions serve a similar base of primarily commercial clients utilizing a company-wide offering of similar products and services managed through similar processes and platforms that are collectively reviewed by the Company’s Chief Financial Officer, who has been identified as the chief operating decision maker (“CODM”).

The CODM regularly assesses performance of the aggregated single operating and reporting segment and decides how to allocate resources based on net income calculated on the same basis as is net income reported in the Company’s consolidated statements of income and other comprehensive income. The CODM is also regularly provided with expense information at a level consistent with that disclosed in the Company’s consolidated statements of income.

Loans, investments and deposits provide the net revenues in the banking operation. Interest expense, provisions for credit losses and payroll provide the significant expenses in the banking operation. All operations are domestic.

19. AVIDBANK HOLDINGS, INC. (PARENT COMPANY ONLY) FINANCIAL INFORMATION

BALANCE SHEETS

December 31, 2024 and 2023

(in thousands)

	2024	2023
ASSETS
Cash	$191	$613
Investment in subsidiary bank	202,099	181,418
Other assets	6,148	5,197
Total assets	$208,438	$187,228

LIABILITIES AND SHAREHOLDERS’ EQUITY
Subordinated debt, net	22,000	21,906
Other liabilities	76	10
Shareholders’ equity	186,362	165,312
Total liabilities and shareholders’ equity	$208,438	$187,228

19. AVIDBANK HOLDINGS, INC. (PARENT COMPANY ONLY) FINANCIAL INFORMATION (Continued)

STATEMENTS OF INCOME

For the Years Ended December 31, 2024 and 2023

(in thousands)

	2024	2023
Income
Dividends from subsidiary bank	$2,000	$-
Other income	300	5
Total income	2,300	5

Expense
Subordinated debt interest expense	1,194	1,201
Other expense	411	188
Total expenses	1,605	1,389
Income (loss) before income taxes and equity in undistributed income of subsidiaries	695	(1,384)
Income tax benefit	(387)	(406)
Income (loss) before equity in undistributed income of subsidiaries	1,082	(978)
Equity in undistributed income of subsidiaries	19,933	17,779
Net income	$21,015	$16,801

19. AVIDBANK HOLDINGS, INC. (PARENT COMPANY ONLY) FINANCIAL INFORMATION (Continued)

STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2024 and 2023

(in thousands)

	2024	2023
Operating activities:
Net income	$21,015	$16,801
Adjustments to reconcile net income to net cash used in operating activities:
Equity in undistributed income of subsidiaries	(19,933)	(17,779)
Amortization of debt issuance costs	94	101
Net increase in other assets	(951)	(618)
Net increase (decrease) in other liabilities	66	(22)
Net cash provided by/(used in) operating activities	291	(1,517)

Investing activities:
Net cash used in investing activities	-	-

Financing activities:
Restricted stock issued, net	(713)	(627)
Net cash used in financing activities	(713)	(627)

Net decrease in cash	(422)	(2,144)
Cash at beginning of period	613	2,757
Cash at end of period	$191	$613

Until September 6, 2025, all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriter and with respect to their unsold allotments or subscriptions.

2,610,000 Shares

COMMON STOCK

PROSPECTUS

Joint Bookrunners

Piper Sandler	Stephens Inc.

Lead Manager	Co-manager

D.A. Davidson & Co.	Janney Montgomery Scott

August 7, 2025

Neither we nor the underwriters have authorized anyone to provide information different from that contained in this prospectus. When you make a decision about whether to invest in our common stock, you should not rely upon any information other than the information in this prospectus. Neither the delivery of this prospectus nor the sale of our common stock means that information contained in this prospectus is correct after the date of this prospectus. This prospectus is not an offer to sell or solicitation of an offer to buy these shares of common stock in any circumstances under which the offer or solicitation is unlawful.